Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on October 26, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nomad Foods Limited

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	2000	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nemours Chambers

Road Town, Tortola, British Virgin Islands

(284) 852-7900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Elian Fiduciary Services (BVI) Limited

Nemours Chambers

Road Town, Tortola, British Virgin Islands

(284) 852-7900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Donn A. Beloff, Esq.

Flora R. Perez, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500/Fax: (954) 765-1477

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, no par value		$	$	$

(1)	Represents the maximum number of ordinary shares that may be offered for resale by selling shareholders pursuant to the prospectus contained herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers any additional ordinary shares that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(2)	With regard to the securities included hereby, the offering price and registration fee are estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low prices for the ordinary shares of Nomad Foods Limited, as reported by the London Stock Exchange, on [•], 2015.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 8, 2015

PRELIMINARY PROSPECTUS

                Ordinary Shares

Nomad Foods Limited

This prospectus relates to the resale of up to [●] of our ordinary shares, which may be offered for sale from time to time by the selling shareholders named in this prospectus. The ordinary shares covered by this prospectus (the “Shares”) were issued by us to the selling shareholders in public and private offerings and in connection with our acquisition of Iglo Foods Holdings Limited, as more fully described in this prospectus.

The selling shareholders may from time to time sell, transfer or otherwise dispose of any or all of their Shares in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page [●] of this prospectus for more information.

Our ordinary shares are currently traded on the London Stock Exchange (the “LSE”) under the symbol “NHL”. On [●], 2015, the closing price for our ordinary shares on the LSE was $[●] per ordinary share. We expect to apply to list our ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “NAH” contemporaneously with this offering. We intend to cancel the listing of our ordinary shares on the LSE immediately following the listing of our ordinary shares on the NYSE.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required.

You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page [●] of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2015.

i

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the selling shareholders, have authorized any other person to provide you with different or additional information. Neither we, nor the selling shareholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Except as otherwise set forth in this prospectus, neither we nor the selling shareholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

TERMS USED IN THIS PROSPECTUS

Unless the context otherwise requires, in this prospectus, the term(s) (1) “we,” “us,” “our,” “Company,” “Nomad” and “our business” refer to Nomad Foods Limited (formerly known as Nomad Holdings Limited) and Iglo Foods Holdings Limited (“Iglo”) and its consolidated subsidiaries, (2) “Nomad Holdings” refers solely to Nomad Foods Limited, (3) “Iglo” and “the Iglo Group” refer solely to Iglo and its consolidated subsidiaries and (4) “Findus” and “the Findus Group” refers to Findus Sverige AB (and its consolidated subsidiaries) which we are obligated to purchase, at the option of Liongem Sweden 1 AB, as more fully described below. All references in this prospectus to the “Predecessor” refer to Iglo for all periods prior to its acquisition by Nomad Holdings on June 1, 2015 (the “Iglo Acquisition”) and all references to the “Successor” refer to the Company for all periods after the Iglo Acquisition.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this prospectus, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Pound Sterling”, “Sterling” and “£” are to the lawful currency of the United Kingdom.

Historical Financial Information

Following the Iglo Acquisition, Iglo is considered to be our Predecessor under applicable SEC rules and regulations.

The historical financial information presented in this prospectus includes:

•	audited financial statements of Nomad Holdings for the period from inception to March 31, 2015 and as of March 31, 2015 (the “Successor 2015 Period”);

•	unaudited condensed consolidated interim financial statements of the Company as of and for the three months ended June 30, 2015 (the “Successor 2015 Interim Period”) and June 30, 2014 (the “Successor 2014 Interim Period”);

•	audited consolidated financial statements of the Iglo Group as of and for the year ended December 31, 2014 (the “Predecessor 2014 Period”), December 31, 2013 (the “Predecessor 2013 Period”) and December 31, 2012 (the “Predecessor 2012 Period”);

•	unaudited condensed consolidated interim financial statements of the Iglo Group as of and for the three months ended March 31, 2015 (the “Predecessor 2015 Three-Month Period”);

•	unaudited condensed consolidated interim financial statements of the Iglo Group for the two months ended May 31, 2015 (the “Predecessor 2015 Two-Month Period”) and the five months ended May 31, 2015 (the “Predecessor 2015 Five-Month Period”);

•	audited consolidated carve-out financial statements of Findus as of and for the twelve months ended September 30, 2014 (the “Findus 2014 Period”), September 30, 2013 (the “Findus 2013 Period”), as of and for the nine months ended September 30, 2012 (the “Findus 2012 Period”) and as of December 31, 2011; and

•	unaudited condensed consolidated carve-out financial statements of Findus as of and for the nine months ended June 27, 2015.

The historical financial information for the Company, Nomad Holdings and the Iglo Group has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS IASB”) and as endorsed by the European Union (together “IFRS”) which can differ in certain significant respects from U.S. GAAP. The historical information for the Findus Group has been prepared in accordance with IFRS IASB.

On August 13, 2015, we entered into an option agreement (the “Option Agreement” and the transactions contemplated thereby, are referred to herein as the “Findus Acquisition”) with Liongem Sweden 1 AB (the “Findus Seller”) pursuant to which we are obligated, at the option of the Findus Seller, to acquire the Findus Group which comprises the continental European businesses of Lion/Gem Luxemborg 3 S.a.r.l. (the “Findus Parent”) in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa and La Cocinera brands for approximately £500 million. As of the date of this prospectus, the Findus Acquisition has not been consummated but is considered “probable” and “significant” under applicable SEC rules and regulations. Any financial information for Findus included in this prospectus is derived from carve-out financial statements prepared by the Findus Seller and included in this prospectus based on the historical results of operations, cash flows, assets and liabilities of the business to be acquired by us and that will be part of our consolidated group after the Findus Acquisition. We believe that the assumptions and estimates used in preparation of the Findus Group carve-out financial statements are reasonable. However, any Findus financial information presented herein does not necessarily reflect what Findus’ financial position, results of operations or cash flows would have been if Findus had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of Findus’ future results of operations, financial position or cash flows.

Unless otherwise noted, all financial information for the Company and Iglo provided in this prospectus is denominated in Euros.

Non-IFRS Financial Measures

In this prospectus, we present certain supplemental financial measures that are not recognized by IFRS. These financial measures are unaudited and have not been prepared in accordance with IFRS, SEC requirements or the accounting standards of any other jurisdiction. The non-IFRS financial measures used in this prospectus are Adjusted EBITDA, Adjusted EBITDA margin and free cash flow. For additional information on why we present non-IFRS financial measures, the limitations associated with using non-IFRS financial measures and reconciliations of our non-IFRS financial measures to the most comparable applicable IFRS measure, see “Prospectus Summary—Summary Consolidated Financial Information” and “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Unaudited Pro Forma Financial Information

Following the Iglo Acquisition, which was consummated on June 1, 2015, Iglo is considered to be our Predecessor under applicable SEC rules and regulations. In addition, the Findus Acquisition is considered “probable” and “significant” under applicable SEC rules and regulations. As a result, we have included in this prospectus unaudited pro forma financial information based on the historical financial statements of Nomad Holdings, Iglo and Findus, combined and adjusted to give effect to the Iglo Acquisition and the Findus Acquisition as if they each had occurred as of January 1, 2014 for purposes of the Statement of Operations and as of June 30, 2015 for the Statement of Financial Position. The unaudited pro forma combined consolidated financial information has been prepared in accordance with the basis of preparation described in “Unaudited Pro Forma Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including reports by AC Nielsen, Euromonitor, Eurostat, IPSOS ASI, IRI, IGD, Kantar Worldpanel and Rainmaker. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of the information contained in industry publications is not guaranteed. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Cautionary Note Regarding Forward-Looking Statements.”

Market share data presented throughout this prospectus are measured by retail sales value.

TRADEMARKS

We operate under a number of trademarks, including, among others, “Iglo,” “Birds Eye” and “Findus” (only in Italy and San Marino), all of which are registered under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Forward-looking statements included in this prospectus include statements regarding:

•	our intent to profitably grow our business through our strategic initiatives;

•	our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;

•	our beliefs regarding our competitive strengths and ability to successfully compete in the markets in which we participate;

•	our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels;

•	our future operating and financial performance;

•	the anticipated exercise of the Option Agreement by the Findus Seller and the anticipated consumation and funding of the Findus Acquisition;

•	the anticipated benefits of the Iglo Acquisition and Findus Acquisition;

•	our belief that we have sufficient spare capacity to accommodate future growth in our main product categories and to accommodate the seasonal nature of some of our products;

•	our intent to rely on some of the available foreign private issuer exemptions to the NYSE corporate governance rules;

•	our intent to become centrally managed and controlled in the United Kingdom following listing on NYSE;

•	the reasonableness of the assumptions and estimates used in the preparation of the Findus carve-out financial statements;

•	the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations; and

•	our belief regarding our ability to comply with environmental, health and other applicable regulatory matters.

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The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

•	the ability and willingness of the Findus Seller to exercise its option under the Option Agreement;

•	the anticipated benefits from the Iglo Acquisition and Findus Acquisition may take longer to realize and may cost more to achieve than expected;

•	the loss of any of our executive officers or members of our senior management team or other key employees;

•	the loss of any of our major customers or a decrease in demand for our products;

•	our ability to effectively compete in our markets;

•	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

•	our ability to protect our brand names and trademarks;

•	economic conditions that may affect our future performance including exchange rate fluctuations;

•	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

•	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

•	increases in operating costs, including labor costs, and our ability to manage our cost structure;

•	the incurrence of liabilities not covered by our insurance;

•	the loss of our foreign private issuer status;

•	the effects of reputational damage from unsafe or poor quality food products, particularly if such issues involve products we manufactured or distributed;

•	our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; and

•	changes in applicable laws or regulations.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before making an investment decision, you should read this entire prospectus carefully, especially “Risk Factors”, “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operation”, our and Iglo’s consolidated financial statements, Findus’ consolidated carve-out financial statements and each of their respective related notes appearing at the end of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Our Company

We are the leading manufacturer and distributor of branded frozen foods in Western Europe based on net sales value. Our products are sold primarily through large grocery retailers under the brand “Birds Eye” in the United Kingdom and Ireland, “Iglo” in Germany and Continental Europe, and “Findus” in Italy and San Marino. In 2014, we had a 25% average market share for our main product lines in the United Kingdom, Germany and Italy. Our brands are household names with long histories and local heritage in their respective markets. According to independent market research conducted in 2014 by IPSOS ASI, spontaneous brand awareness (which refers to whether a consumer identifies a particular brand without prompting), for our products was 87%, 78% and 93% in the United Kingdom, Germany and Italy, respectively.

For the year ended December 31, 2014, we had revenue of €1.5 billion, operating profit of €222.9 million, a loss for the period of €109.1 million, and Adjusted EBITDA and Adjusted EBITDA margin of €306.2 million and 20.4%, respectively. Over the same period, we generated cash flows from operations of €267.4 million and free cash flow of €275.4 million. See “—Summary Consolidated Financial Information” for our definition of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, which are non-IFRS metrics, and reconciliations to the most comparable IFRS metrics.

We were incorporated with limited liability under the laws of the British Virgin Islands on April 1, 2014 under the name Nomad Holdings Limited. Nomad was formed to undertake an acquisition of a target company or business. We completed our initial public offering in the United Kingdom on April 15, 2014, raising net proceeds of $500 million (the “2014 Offering”), and were listed on the LSE.

On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited, a leading frozen food company in Europe, for €2.6 billion, and subsequently changed our name to Nomad Foods Limited. On August 13, 2015, we entered into an Option Agreement with the Findus Seller pursuant to which we will be obligated, at the option of the Findus Seller, to purchase the Findus Group which comprises the continental European businesses of the Findus Parent in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa, and La Cocinera brands, for approximately £500 million. Findus is a leading frozen food business in continental Europe with approximately 1,500 employees and revenues for the fiscal year ended September 30, 2014 of £520 million. We believe the Findus Acquisition will enable us to move forward with a well-known, unified Findus brand, and together with the strong Iglo platform, will further our efforts to drive innovation, introduce new meal options, and conduct marketing initiatives aimed at bringing more consumers across Europe to the frozen foods aisles. In addition, we believe the geographic footprint of the operations included in the Findus Acquisition will complement and extend our footprint throughout Europe.

Our Strategy

We intend to grow our business profitably and create shareholder value through the following strategic initiatives:

Build an integrated group of best-in-class food companies and brands within existing and related food categories and expand our geographic footprint through strategic acquisitions.

Our goal is to transform our company into an integrated best-in-class, global manufacturer, marketer and distributor of food products, within and outside of the frozen food category and the broader food sector. We believe there are significant growth opportunities in the European and North American markets and that the Iglo Acquisition provides, and the Findus Acquisition will provide, a strong platform on which to grow our business and expand and enhance our market share in the food industry in key geographic markets.

Leverage our acquisition expertise, strong management team and access to capital to identify and evaluate attractive growth opportunities.

Our founders, Martin E. Franklin and Noam Gottesman (the “Founders”), and our CEO, Stéfan Descheemaeker, have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complimentary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value.

Aligning our business with consumer preferences.

Our goal is to create and acquire food businesses and brands that strongly align with consumer needs and preferences, that have the highest growth and margin potential and that leverage our existing portfolio of brands. For example, in order to fully leverage the value of our Findus brand, which we currently own in Italy, we are party to an agreement to acquire the Findus, Lutosa, and La Cocinera brands in their respective markets. We believe the Findus Acquisition will allow us to consolidate and expand this well-known and highly regarded brand and to maximize the returns on our portfolio of products.

Enhancing product innovation.

We place a strong emphasis on innovation. We operate one central “Innovation and Growth Board” which ensures that all innovations address well established market needs and margin targets. The key pillars of our innovation strategy are to develop large platforms which can be scaled across our markets to meet consumer needs across all meal occasions. Recent examples of this are the “Inspirations” platform, which is intended to offer evening meals with wide ranging appeal that can be eaten every day, and the “SteamFresh” platform, which is intended to offer easily prepared meals using steaming quality to enhance the natural taste, such as “Rice Fusions” and “Vegetable Fusions” varieties of products.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Market leader with solid European platform and strong acquisition opportunities

As the leading branded frozen food producer in Western Europe based on net sales value, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.

Experienced management team and Board with a proven track record

Our management team has extensive experience in the food industry and other fast moving consumer goods markets. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully acquiring and managing consumer businesses.

Effective brand equity strategy to leverage and expand well-known brands

Our brands are household names with long histories and local heritage in their respective markets. We have centralized our marketing efforts to ensure that we fully leverage the goodwill of our existing brands, that our brand positioning strategy aligns with consumer preferences and that we create high-impact marketing programs that build brand awareness and loyalty.

Commitment to innovation and research and development

We have increased our investment in market research to ensure that the products we launch or acquire address well established or on-trend market needs. In order to ensure the development and acquisition of products that fit this criteria, we have implemented a structured process through which we take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation.

Recent Developments

We own the exclusive right to use the Findus brand in Italy and San Marino. On August 13, 2015, we entered into an Option Agreement with the Findus Seller pursuant to which we are obligated, at the option of the Findus Seller, to acquire the Findus Group for approximately £500 million, consisting of £400 million in cash and 8,378,380 ordinary shares (the “Findus Consideration Shares”). We expect the Findus Seller to exercise the option following works council consultations in France which we expect to complete in the fourth quarter of 2015. The Findus Acquisition is expected to close shortly thereafter subject to customary closing conditions including regulatory approvals.

The £400 million cash portion of the Findus purchase price is expected to be funded through a combination of cash on hand and debt. The Findus Seller will be restricted from transferring any of the Findus Consideration Shares within one year following closing and will be restricted from transferring 50% of the Findus Consideration Shares within two years of closing. If the Findus Seller does not exercise the option within five months following the completion of the French works council consultations and receipt of certain regulatory approvals, the Findus Seller will be obliged to pay us a break fee of £15 million. If after exercise of the option, we are not able to raise sufficient financing to complete the acquisition, the Findus Seller will be entitled to a reverse break fee from us of £34.2 million.

On July 14, 2015, we completed an offering in which we raised approximately $320 million through the issuance of 15,445,346 ordinary shares (the “July 2015 Offering”) at a per share price of $20.75 per ordinary share. The number of ordinary shares issued in the July 2015 Offering represented, in aggregate, approximately 9.99% of our issued ordinary share capital immediately prior to such offering.

Summary Risk Factors

Investing in our ordinary shares entails a high degree of risk as more fully described in the “Risk Factors” section of this prospectus. You should carefully consider such risks before deciding to invest in our ordinary shares. These risks include, among others:

•	intense competition in our industry and our ability to compete successfully;

•	our failure to anticipate and timely respond to changes in consumer preferences or to successfully develop and renovate products;

•	our inability to obtain quality raw materials at acceptable prices or to pass on price increases from rising raw material costs;

•	our dependence on a limited number of large food retailers which reduces our bargaining position and subjects us to their risks and demands;

•	our lack of long-term contractual relationships with our customers;

•	reputational damage from unsafe or poor quality frozen food products, particularly if such issues involve products we manufactured or distributed;

•	our dependence on third-party suppliers;

•	the cost or liability associated with compliance with a significant number of laws and regulations in many jurisdictions;

•	potential disruption of our supply chain caused by factors beyond our control such as extreme weather, fire or other natural disasters;

•	larger than expected fluctuations or sustained changes in exchange rates or macroeconomic conditions in the jurisdictions in which we operate; and

•	the more limited disclosure required of foreign private issuers and the fewer protections afforded shareholders under the laws of the British Virgin Islands.

Corporate and Other Information

Our principal executive offices are located at Nemours Chambers, Road Town, Tortola, British Virgin Islands, our telephone number is (284) 852-7900 and our fax number is (284) 494-9390. We maintain a website at www.nomadfoods.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it a part of this prospectus.

Summary Terms of the Offering

The summary below describes the principal terms of this offering. The “Description of Share Capital” section of this prospectus contains a more detailed description of the ordinary shares.

Shares offered for Resale by Selling Shareholders	[●] ordinary shares

Ordinary shares outstanding	170,053,416 ordinary shares (as of August 31, 2015)

Use of Proceeds	The selling shareholders will receive all of the proceeds from the sale of any Shares sold by them pursuant to this prospectus. We will not receive any proceeds from these sales. See “Use of Proceeds” in this prospectus.

Voting Rights	Holders of our ordinary shares are entitled to one vote per ordinary share at all shareholder meetings. Our outstanding preferred shares issued to our Founders (the “Founder Preferred Shares”) vote together with the holders of ordinary shares on all matters to be voted on by shareholders generally and are entitled to one vote per Founder Preferred Share. See “Description of Share Capital—Ordinary Shares” and “Description of Share Capital—Founder Preferred Shares.”

Dividend Policy	Although we may pay dividends on our ordinary shares at such times and in such amounts (if any) as the board determines appropriate, we do not expect to pay any dividends or other distributions on our ordinary shares in the foreseeable future and the terms of our debt instruments may limit our ability to do so. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors.

The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends declared on the ordinary shares. For a description of the dividend rights of the Founder Preferred Shares, see “Description of Share Capital—Founder Preferred Shares.”

Market for our Ordinary Shares	Our ordinary shares are currently traded on the LSE under the symbol “NHL”. We expect to apply to list our ordinary shares on the NYSE contemporaneously with this offering. We intend to cancel the listing of our ordinary shares on the LSE immediately following the listing of our ordinary shares on the NYSE.

Risk Factors	Investing in our ordinary shares involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in our ordinary shares.

The number of ordinary shares outstanding excludes (1) [•] ordinary shares issuable under currently outstanding equity awards issued under the Nomad Long-Term 2015 Incentive Plan (“LTIP”), (2) 1,500,000 ordinary shares issuable upon the conversion of the Founder Preferred Shares, and (3) 125,000 ordinary shares issuable upon the exercise of outstanding options previously issued to certain of our directors. See “Directors, Management and Corporate Governance—Compensation of Executive Officers and Directors.”

With respect to the Founder Preferred Shares Annual Dividend Amount (as defined herein), assuming the Dividend Year (as defined herein) ended on August 31, 2015 and using the Dividend Price (as defined herein) as of such date, the number of ordinary shares issuable pursuant to the Founder Preferred Shares Annual Dividend Amount would have been 23.8 million and the pro forma ordinary shares outstanding as of August 31, 2015 would have been approximately 193,853,416.

Summary Consolidated Financial Information

The following tables present summary consolidated historical financial data as of the dates and for each of the periods indicated.

The summary consolidated historical data for the Successor 2015 Period and as of March 31, 2015 has been derived from our audited consolidated financial statements included in this prospectus. The summary consolidated historical data for the Successor 2015 Interim Period and as of June 30, 2015 has been derived from our unaudited condensed consolidated interim financial statements included in this prospectus.

The summary consolidated historical data for our Predecessor for each of the Predecessor 2014 Period, the Predecessor 2013 Period and the Predecessor 2012 Period and as of December 31, 2014, December 31, 2013 and December 31, 2012 has been derived from the audited consolidated financial statements of our Predecessor included in this prospectus.

The summary condensed consolidated interim historical data for the Predecessor 2015 Three-Month Period and as of March 31, 2015 has been derived from its unaudited condensed consolidated interim financial statements included in this prospectus. The summary condensed consolidated historical data for the Predecessor 2015 Two-Month Period and as of May 31, 2015 has been derived from the unaudited condensed consolidated financial statements for the Predecessor included in this prospectus.

The unaudited summary condensed consolidated interim historical financial data for the Successor 2015 Interim Period, Predecessor 2015 Three-Month Period and Predecessor 2015 Two-Month Period contain all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the financial information set forth in those statements.

All of the summary financial information included in the following tables is prepared in accordance with IFRS and denominated in Euros.

The summary consolidated historical financial data included below is not necessarily indicative of future results and should be read in conjunction with “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our and Iglo’s consolidated financial statements and notes thereto contained in this prospectus.

All operations are continuing and neither the Successor nor the Predecessor declared or paid dividends in the periods presented.

	Predecessor			Successor	Predecessor		Successor
Prepared in accordance with IFRS (€ in millions except share data)	Year ended December 31,			Year ended March 31,	Three months ended March 31,	Two months ended May 31,	Three months ended June 30
	2012	2013	2014	2015	2015	2015	2015(1)
Statement of operations data:

Revenue	1,572.7	1,505.8	1,500.9	—	397.5	242.8	102.8
Cost of sales	(1,028.9)	(1,001.8)	(970.9)	—	(258.5)	(159.4)	(95.9)

Gross profit	543.8	504.0	530.0	—	139.0	83.4	6.9
Other operating expenses	(222.4)	(231.8)	(254.2)	(0.7)	(62.8)	(46.7)	(18.9)
Founder Preferred Shares Annual Dividend Amount and Warrant redemption	—	—	—	(166.2)	—	—	(348.6)
Exceptional items	(53.6)	(83.8)	(52.9)	(0.7)	(20.6)	(63.7)	(20.9)

Operating profit/(loss)	267.8	188.4	222.9	(167.6)	55.6	(27.0)	(381.5)
Net finance (costs)/income	(302.4)	(227.6)	(290.2)	0.1	(69.3)	(46.4)	(14.3)

Loss before tax	(34.6)	(39.2)	(67.3)	(167.5)	(13.7)	(73.4)	(395.8)
Taxation	(43.5)	(2.0)	(41.8)	—	7.5	(48.4)	(0.7)

Loss for the period	(78.1)	(41.2)	(109.1)	(167.5)	(6.2)	(121.8)	(396.5)

Weighted average shares used in computing basic and diluted loss per share(2)	n/p	n/p	n/p	50,025,000	n/p	n/p	89,935,672
Net loss per share applicable to ordinary shareholders—basic and diluted	n/p	n/p	n/p	(3.35)	n/p	n/p	(4.41)

Balance Sheet Data:
Total assets	3,497.3	3,461.2	3,543.4	447.4	3,788.0	n/p	3,862.8
Total equity	(506.5)	(550.4)	(657.5)	274.9	(643.7)	n/p	1,438.7

Cash Flow Data:
Net cash from/(used in) operating activities	255.1	237.3	267.4	(0.5)	69.4	9.3	(14.3)
Net cash used in investing activities	(27.4)	(28.3)	(26.3)	(295.6)	(2.7)	(3.6)	(505.4)
Net cash (used in)/provided by financing activities	(255.6)	(106.7)	(344.2)	353.5	(19.6)	(9.8)	507.4
Cash and cash equivalents at end of the period	215.6	317.1	219.2	126.8	269.7	268.4	129.2

Other Operational and Financial Data:
Gross margin(3)	34.6%	33.5%	35.3%	—	35.0%	34.3%	6.7%
Adjusted EBITDA(4)	350.2	300.1	306.2	(0.7)	83.2	42.2	16.4
Adjusted EBITDA margin(5)	22.3%	19.9%	20.4%	—	20.9%	17.4%	16.0%
Net working capital(6)	(5.6)	(25.1)	(35.4)	—	(23.2)	n/p	(50.8)
Free cash flow(7)	305.9	290.4	275.4	n/p	71.2	24.7	58.5
Capital expenditures(8)	(27.4)	(28.3)	(26.3)	—	(2.7)	(3.6)	(1.6)

n/p = not presented

(1)	Includes the results of the Predecessor from June 1, 2015, the date we acquired the Predecessor.
(2)	Assuming the Founder Preferred Share Annual Dividend Amount is settled in equity, our pro forma shares outstanding as of June 30, 2015 would increase by 21.8 million ordinary shares after taking effect of the July 2015 private placement and completion of the Findus Acquisition which would increase our weighted average number of shares by 15.4 million and 8.4 million, respectively.
(2)	Gross margin represents gross profit as a percentage of revenue.
(3)	Adjusted EBITDA represents net loss for the period before taxation, net financing costs, depreciation, amortization, exceptional items, changes in Founder Preferred Shares Annual Dividend Amount and Warrant redemption. For a description of exceptional items, see the reconciliation of Adjusted EBITDA to (loss)/profit for the relevant period below.

Management believes that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and in assessing the underlying performance of our business and can assist securities analysts, investors and other parties to perform their own evaluation. Accordingly, the information has been disclosed in this prospectus to permit a more complete and comprehensive analysis of our operating performance. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of those companies. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies. Adjusted EBITDA is not a measure of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.

The following table reconciles Adjusted EBITDA to (loss)/profit for the relevant periods as follows:

	Predecessor			Successor	Predecessor		Successor
Prepared in accordance with IFRS (€ in millions)	Year ended December 31,			Year ended March 31,	Three months ended March 31,	Two months ended May 31,	Three months ended June 30,
	2012	2013	2014	2015	2015	2015	2015(1)
(Loss)/profit for the period	(78.1)	(41.2)	(109.1)	(167.5)	(6.2)	(121.8)	(396.5)
Taxation	43.5	2.0	41.8	—	(7.5)	48.4	0.7
Net finance costs	302.4	227.6	290.2	(0.1)	69.3	46.4	14.3
Depreciation and amortization	28.8	27.9	30.4	—	7.0	5.5	2.4
Net purchase—price adjustment—inventory step up	—	—	—	—	—	—	26.0
Change in Founder Preferred Shares Annual Dividend Amount and Warrant redemption	—	—	—	166.2	—	—	348.6
Exceptional items:
Net investigation of strategic opportunities and other costs	14.8	11.2	17.4	—	(0.2)	1.5	—
Costs related to long-term management incentive plans	17.9	13.8	16.7	—	20.1	2.8	—
Other restructuring costs	3.1	10.5	11.6	—	—	—	—
Cisterna fire net costs	—	—	5.5	—	0.7	0.6	—
Cost related to transactions	17.8	20.9	1.7	0.7	—	3.8	20.9
Adjustment to carrying value of intangible assets	—	27.4	—	—	—	55.0	—

Adjusted EBITDA	350.2	300.1	306.2	(0.7)	83.2	42.2	16.4

(4)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period.
(5)	Net working capital represents the sum of inventories, trade and other receivables less trade and other payables as shown in the relevant Statement of Financial Position.
(6)	Free cash flow represents cash generated from operations before tax and exceptional items less capital expenditures as defined below. We believe free cash flow provides an important alternative measure with which to assess our underlying cash flow on a constant basis. Our calculation of this measure may be different from the calculations used by other companies and therefore comparability may be limited. Free cash flow is a non-IFRS measure and you should not consider it as an alternative to operating cash flow.

The following table reconciles free cash flow to cash flow from operations.

	Predecessor			Successor	Predecessor		Successor
Prepared in accordance with IFRS (€ in millions)	Year ended December 31,			Year ended March 31,	Three months ended March 31,	Two months ended May 31,	Three months ended June 30,
	2012	2013	2014	2015	2015	2015	2015(1)
Cash flows generated from operations before tax and exceptional items	333.3	318.7	301.7	n/p	73.9	28.3	60.1
Capital expenditures	(27.4)	(28.3)	(26.3)	n/p	(2.7)	(3.6)	(1.6)

Free cash flow	305.9	290.4	275.4	n/p	71.2	24.7	58.5

(7)	Capital expenditures represents the purchase of property, plant and equipment and the purchase of intangible assets excluding business combinations as shown in the relevant consolidated Statements of Cash Flows.

RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.

The market for frozen food is highly competitive. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Over the last few years, the discounter channel has been growing at a faster rate than the traditional retailer channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products.

In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors have developed and launched products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.

Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business, financial condition and results of operations.

Sales of our products are subject to changing consumer preferences; if we do not correctly anticipate such changes, our sales and profitability may decline.

There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for convenient, natural, better value, healthy and sustainable products. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the United Kingdom, Germany, Italy or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences, our sales volumes and margins could be adversely affected.

Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.

Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to identify, develop, manufacture, market and sell new or improved products in these changing markets successfully. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. In addition, we seek to leverage the success of certain of our products in one market by rolling out “local” versions of such products in other markets. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.

We are exposed to economic and other trends that could adversely impact our operations in the United Kingdom, Germany, Italy and other markets.

We conduct our operations in our key markets of the United Kingdom, Germany and Italy, from which 81% of our revenue was generated during the year ended December 31, 2014. We are particularly influenced by economic developments and changes in consumer habits in those countries.

The European food retail industry as a whole has been affected by the recent economic downturn, tighter credit conditions and slow or declining growth. The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories. For example, in 2013, we recorded an impairment charge with respect to our Belgian operation because of the impact of the then-current economic circumstances in the Belgian frozen food market, where market conditions have been challenging for an extended period of time, and in Italy, we experienced particularly weak economic conditions, which caused customers to purchase more private label goods, which negatively impacted both our net sales and gross margin.

Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.

We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of food ingredients, packaging materials, energy costs and other supplies. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices can impact our results of operations.

Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the European Union including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases and local, national or international quarantines can also adversely affect availability and prices of commodities in the long and short term.

While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.

Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.

Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our gross margin may be negatively impacted. Recovery of cost inflation can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.

We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.

Our customers are typically supermarkets and large chain food retailers in the United Kingdom, Germany and Italy. In the United Kingdom and Germany, the food retail segments are highly concentrated. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between those retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. Our top five customers in the United Kingdom and Germany accounted for 79.2% and 91.4%, respectively, of our revenue in those markets for 2014. In Italy, our top six customers accounted for 40.2% of our 2014 revenue in that market. This percentage may increase with further consolidation among the major multiple retailers or if our customers grow disproportionately in relation to their competitors, thus increasing their relative negotiating power and allowing them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence of an increase in the strength of the major multiple retailers’ bargaining position, if we are unable to collect accounts receivable from our major customers, if we lose business from a major retail customer or if our relationship with a major customer deteriorates.

Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.

We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.

As is typical in the food industry, sales to our key customers, the large United Kingdom, German and Italian major multiple retailers, are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad-hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers have claimed reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.

Our customers may not be creditworthy.

Our business is subject to the risks of nonpayment and nonperformance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.

Failure to protect our brand names and trademarks could materially affect our business.

Our principal brand names and trademarks (such as Birds Eye, Iglo and Findus) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Findus brand, which we use in Italy, is used by other producers in several

European markets outside Italy with different logos than ours, and the Birds Eye brand, which we use in the United Kingdom, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products.

Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. For example, while it did not significantly impact our business, many food companies had to deal with the reputational impact of the industry-wide horsemeat contamination issue that arose across most European food markets in January 2013. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.

We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. For example, due to avian flu, we or our suppliers could be required to find alternative supplies or ingredients that may or may not be available at commercially reasonable prices and within the required time. In addition, governmental regulations may require us to identify replacement products to offer to our customers or, alternatively, to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.

We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, which could negatively affect our business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.

We are exposed to local business and tax risks in many different countries.

We operate in various countries in Europe, predominantly in the United Kingdom, Germany and Italy. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability, differing economic cycles and adverse economic conditions, unexpected changes in regulatory environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

We currently have limited operations in Russia and certain other Central and Eastern European countries which may be subject to a higher degree of political and economic risk and additional risks such as significant uncertainties regarding the interpretation, application and enforceability of laws and regulations and the enforceability of contract and intellectual property rights.

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany. The agreement by which we acquired the Iglo Group provides for a post-closing adjustment to the purchase price for these German tax matters which we believe is sufficient to address those specific tax matters.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of packaging materials and distribution of our products. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.

The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.

The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions, or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.

Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. In addition, temporary or long-term disruption of transportation services due to weather-related problems, strikes, lockouts or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business, which provides us with an advantage over smaller market participants. Our arrangement with Unilever is governed by a distribution agreement which expires on December 31, 2018.

Any disruptions in our information technology systems could harm our business and reduce our profitability.

We rely on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.

Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire and other natural disasters.

Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures affecting marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.

In addition, our manufacturing facilities may be subject to damage. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our four major manufacturing facilities, whether as a result of floods, fire or other natural disasters, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.

Furthermore, as we lease parts of our Lowestoft and Bremerhaven sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.

Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.

As of June 30, 2015, we employed approximately 2,800 employees, of which approximately 1,170 were located in Germany, 960 in the United Kingdom, and 470 in Italy. Approximately 60% of our employees work in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. In mid-2013, at our Cisterna, Italy facility, we experienced a three-week strike following two years of restructuring which had seen a reduction in the workforce by almost 200 employees in three successive phases. The strike temporarily adversely affected the efficiency of the operations at that manufacturing plant. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our four manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the United Kingdom, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.

Higher labor costs could adversely affect our business and financial results.

We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.

We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.

As a producer of food products for human consumption, we are subject to extensive regulation in the United Kingdom, Germany, Italy and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, regulations of the European Parliament and Council published in October 2011 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.

All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities and levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.

Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the United Kingdom, Germany, Italy and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.

Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on our business, financial condition and results of operations.

In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.

A failure in our cold chain could lead to unsafe food conditions and increased costs.

“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have an adverse effect on our business, financial condition and results of operations.

Due to the seasonality of our business, our revenue and working capital levels may vary quarter to quarter.

Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our retailers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.

We have indebtedness which may reduce our capability to withstand adverse developments or business conditions.

We have indebtedness and may continue to incur additional debt in the future to fund operations, growth or acquisitions. This leverage exposes us to risk in the event of downturns in our businesses (whether through competitive pressures or otherwise), in our industries or in the economy generally.

In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.

We are exposed to exchange rate risks and such rates may adversely affect our results of operations.

We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our United Kingdom based business. We are exposed to foreign exchange impacts as we convert the Pound Sterling results of our United Kingdom business into our reporting currency of Euro. We denominate part of our debt in Pound Sterling to act as a natural hedge for our United Kingdom business. We are also exposed to exchange rate risk due to the fact that a significant portion of our raw material purchases, mainly fish, are denominated in U.S. Dollars. Similarly, our Findus business in Italy, which sells products in Euros, purchases peas in Swedish Krona. We buy forward short term foreign exchange contracts to cover the value of all U.S. Dollar/Euro, Pound Sterling/Euro and Swedish Krona/Euro contractual commitments and some forecasted commitments. However, such hedging arrangements may not fully protect us against currency fluctuations. Fluctuations and sustained changes in the U.S. Dollar/Euro, Pound Sterling/Euro or Swedish Krona/Euro exchange rates may materially adversely affect our business, financial condition and results of operations.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from both our competitors and our key suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

Risks Related to Our Structure and Acquisition Strategy

We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.

Our strategy is largely based on our ability to grow through acquisitions of further businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions, including the Findus Acquisition.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations, including the Findus Acquisition, may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	negotiating with labor unions; and

•	increasing the scope, geographic diversity and complexity of our current operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire, including in connection with the Iglo Acquisition or the Findus Acquisition. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

We may be subject to antitrust regulations with respect to future acquisition opportunities.

Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.

We may face significant competition for acquisition opportunities.

There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.

Any due diligence by us in connection with potential future acquisition may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

There can be no assurance that the due diligence undertaken with respect to a potential acquisition, including the Iglo Acquisition and the Findus Acquisition, will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. For example, the due diligence we conducted in connection with the Iglo Acquisition may not have been complete, adequate or accurate and may not have uncovered all material issues and liabilities to which we are now subject. Given that none of the representations and warranties included in the Iglo Acquisition agreement survived the closing of the transaction, except for representations and warranties with respect to ownership of equity and authority to enter into the agreement and consummate the transaction, we will have limited recourse against the seller of the Iglo Group and as a consequence may not be able to recover any loss suffered as a result of entering into the transaction. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

In addition, following an acquisition, including the Iglo Acquisition and the Findus Acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the ordinary shares. The amount of distributions and dividends, if any, which may be paid to us from any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. For example, Iglo’s debt facility contains certain negative operating covenants, including covenants restricting Iglo’s ability to declare or pay any distributions or dividends within the Iglo Group and/or to us. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the ordinary shares.

The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.

Our Founders and/or one or more of their affiliates may in the future enter into agreements with us that are not currently under contemplation. While we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.

Risks Related to this Offering and our Ordinary Shares

We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.

We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of [●], 2015, we had outstanding the following:

•	1,500,000 Founder Preferred Shares held by Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (collectively, the “Founder Entities”), which are controlled by the Founders. The Founder Preferred Shares will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on the last day of the seventh full financial year following completion of the Iglo Acquisition and some or all of them may be converted following written request from the holder;

•	125,000 options held by certain of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	[•] equity awards issued under the LTIP, which may be converted into ordinary shares subject to meeting certain performance conditions.

We also have 17,005,341 ordinary shares currently available for issuance under our LTIP.

In addition, because the average price per ordinary share was at least $11.50 for ten consecutive trading days following our admission on the London Stock Exchange, the holders of the Founder Preferred Shares are entitled to receive an Annual Dividend Amount (as defined herein), payable in ordinary shares or cash, at our sole option (which we intend to settle in ordinary shares). The precise number of ordinary shares that may be required to be issued by us pursuant to the terms of the Founder Preferred Shares cannot be ascertained at the date of this prospectus. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares. See “Description of Share Capital—Founder Preferred Shares.”

There has been no prior public market for our ordinary shares in the United States, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

There has been no public market for our ordinary shares in the United States. Although we have applied to list our ordinary shares on the NYSE, an active U.S. public market for our ordinary shares may not develop or be sustained after this offering. If an active market does not develop, you may experience difficulty selling the ordinary shares that you purchase in this offering.

Our ordinary share price may be volatile after the offering and, as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the NYSE may fluctuate after listing as a result of several factors, including the following:

•	variations in our quarterly operating results;

•	volatility in our industry, the industries of our customers and suppliers and the global securities markets;

•	risks relating to our business and industry, including those discussed above;

•	strategic actions by us or our competitors;

•	reputational damage from unsafe or poor quality food products;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

•	addition or departure of our executive officers;

•	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

•	trading volume of our ordinary shares;

•	future sales of our ordinary shares by us or our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; or

•	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. See “Directors, Management and Corporate Governance—Foreign Private Issuer Exemption.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

We will incur increased costs as a result of becoming a public company in the United States.

As a public company in the United States, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a public company in the United Kingdom, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE.

As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. See “Description of Share Capital—Comparison of Shareholders Rights.”

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under “Description of Share Capital—Shareholders’ Rights under British Virgin Islands Law Generally” and “Description of Share Capital—Comparison of Shareholders Rights”). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Dividend payments on our ordinary shares are not expected.

We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends on shares held by us in our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.

Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.

We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.

Risks Related to Taxation

Changes in tax law and practice may reduce any net returns for shareholders.

The tax treatment of the Company, our shareholders and any subsidiary of ours (including Iglo and its subsidiaries), any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the United Kingdom, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.

Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.

We are incorporated in the British Virgin Islands but, as noted below under “Tax Considerations,” we are not subject to any income, withholding or capital gains taxes in the British Virgin Islands.

If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.

Becoming resident in the United Kingdom for taxation purposes may have an adverse impact upon our financial position.

In connection with this offering, we are seeking to list our ordinary shares on the New York Stock Exchange. Our board currently intends that, at or about the same time as such listing, we will become centrally managed and controlled in the United Kingdom and will therefore become resident in the United Kingdom for U.K. taxation purposes.

If we become resident in the United Kingdom for U.K. tax purposes, we will become subject to U.K. taxation on our income and gains, except where an exemption applies (it is likely that dividend income will generally be exempt from U.K. corporation tax on income). We may be treated as a dual resident company for U.K. tax purposes. As a result, our right to claim certain reliefs from U.K. tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim U.K. tax reliefs.

In addition, if we were to become centrally managed and controlled in the United Kingdom for U.K. tax purposes, U.K. stamp duty reserve tax will be payable in respect of any agreement to transfer depositary interests in respect of ordinary shares, generally at the rate of 0.5 percent of the consideration for the transfer.

Taxation of returns from assets located outside the British Virgin Islands may reduce any net return to shareholders.

Iglo and its subsidiaries are subject to taxes in a number of jurisdictions. The Iglo Acquisition has therefore increased the number of jurisdictions in which we have, directly or indirectly, an economic exposure to local taxes and to changes in tax laws or practices.

To the extent that any other company or business which we acquire is established outside the British Virgin Islands, it is possible that any return we receive from such company or business may be reduced by irrecoverable withholding or other local taxes and this may reduce the value of your investment in our ordinary shares.

We may become resident in or reincorporate in another jurisdiction in connection with any future acquisition and such a change may result in taxes imposed on shareholders.

We may become resident in or reincorporate in another jurisdiction. Such a transaction may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident or in which its members are resident if it is a tax transparent entity. We do not anticipate making any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of ordinary shares after any such reincorporation.

There can be no assurance that we will be able to make returns for shareholders in a tax-efficient manner.

We intend to structure our holding of Iglo and any other acquisition in a fiscally efficient manner. We have made certain assumptions regarding taxation. However, if these assumptions are not correct, taxes may be imposed with respect to our assets, or we may be subject to tax on our income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for shareholders (or shareholders in certain jurisdictions). The level of return for shareholders may also be adversely affected. Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends. In addition, we may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.

If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.

U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

We may be a “passive foreign investment company” for U.S. federal income tax purposes and adverse tax consequences could apply to U.S. investors.

The U.S. federal income tax treatment of U.S. holders will differ depending on whether or not the Company is considered a passive foreign investment company (“PFIC”).

In general, we will be considered a PFIC for any taxable year in which: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of our assets in that year are assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, if we, directly or indirectly, own at least 25 percent by value of the stock of another corporation, then we generally would be treated as if we held our proportionate share of the assets of such other corporation and received directly our proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income.

We do not believe that we will be a PFIC for the current year. However, we can provide no assurance that we will not be a PFIC for any subsequent year.

For further discussion of our classification as a passive foreign investment company, see “Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company (“PFIC”) Considerations.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of any Shares by the selling shareholders.

The selling shareholders will receive all of the net proceeds from the sale of any Shares offered by them under this prospectus. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, legal services or any other expenses incurred by the selling shareholders in disposing of these Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares since our inception on April 1, 2014, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and our Ordinary Shares—Dividend payments on our ordinary shares are not expected,” and for a discussion of taxation of any dividends, see “Tax Considerations.”

The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. For a description of the dividend rights of the Founder Preferred Shares, see “Description of Share Capital—Founder Preferred Shares.”

MARKET PRICE OF ORDINARY SHARES

Our ordinary shares are currently listed for trading on the LSE in U.S. Dollars under the symbol “NHL”. Our ordinary shares began trading on the LSE on April 15, 2014 and were traded until April 20, 2015 when trading was halted through June 22, 2015 due to the announcement of the then-pending Iglo Acquisition. The following table sets forth the high and low reported sale prices of our ordinary shares as reported on the LSE for the periods indicated:

	High	Low
Annual
(April 15, 2014 – March 31, 2015)	$11.72	$9.75

Quarterly
2015
Second Quarter (July 1, 2015 – September 3, 2015)	$22.25	$18.50
First Quarter (April 1, 2015 – June 30, 2015)	$22.02	$11.60

2014
Fourth Quarter (Jan. 1, 2015 – March 31, 2015)	$11.40	$9.75
Third Quarter (Oct. 1, 2014 – Dec. 31, 2014)	$11.70	$11.00
Second Quarter (July 1, 2014 – Sept. 30, 2014)	$11.72	$10.25
First Quarter (April 15, 2014 – June 30, 2014)	$11.00	$10.15

Most Recent Six Months
2015
August	$21.85	$19.81
July	$21.70	$20.50
June	$22.02	$21.40
May(1)	—	—
April	$12.65	$11.60
March	$11.40	$10.03

(1)	Trading in our ordinary shares was suspended on the LSE from April 20, 2015 through June 22, 2015 due to the announcement of the then-pending Iglo Acquisition.

As of July 31, 2015, 9,779,729 ordinary shares, representing 5.75% of our outstanding ordinary shares, were held by one United States record holder.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2015. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted for the July 2015 Offering and the Findus Acquisition, as if consummated.

For the purposes of the Findus Acquisition adjustments amounts set forth in the table below, we have used where appropriate, exchange rates at June 30, 2015 of $1: €1.1094 and £1: €1.4165.

You should read the following table in conjunction with “Selected Consolidated Financial Information,” “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

(€ in millions)	Actual	July 2015 Offering Adjustments	Findus Acquisition Adjustments	As Adjusted
Senior debt and other loans(1)	696.1	—	325.0	1,021.1
Senior Secured Notes due 2020	500.0	—	—	500.0

Total debt(2)	1,196.1		325.0	1,521.1

Equity(3):
Capital reserve(1)(3)(4)	1,367.7	282.9	155.8	1,806.4
Founder Preferred Shares Annual Dividend Amount reserve	531.5	—	—	531.5
Other reserves(5)	91.4	—	—	91.4
Accumulated deficit	(551.9)	—	—	(551.9)

Total equity	1,438.7	282.9	155.8	1,877.4

Total capitalization(6)	2,634.8	282.9	480.8	3,398.5

(1)	The total consideration payable in relation to the Findus Acquisition is approximately £510.0 million. To fund the £400.0 million consideration payable in cash, we intend to utilize approximately €281.6 million of net cash on hand and utilize €285.0 million of our €325.0 million drawing on our Senior debt. The remainder of this drawing will be used for general corporate purposes. In relation to the consideration of £110.0 million to be settled in equity estimated based on the share price at August 12, 2015, we intend to issue 8,378,380 ordinary shares at closing which we expect will increase capital reserves by approximately €155.8 million. The Findus Group will be acquired free of cash and assumed borrowings. As adjusted excludes debt issuance costs of €8.1 million in relation to the €325.0 million drawing on our Senior debt.
(2)	Actual excludes debt issuance costs of €15.7 million at June 30, 2015.
(3)	Does not include 125,000 ordinary shares issuable upon the exercise of outstanding options previously issued to certain of our directors or 21.8 million ordinary shares required to settle in equity our Founder Preferred Shares Annual Dividend Amount as of June 30, 2015.
(4)	In July 2015, we issued 15,445,346 ordinary shares at a price of $20.75 per ordinary share, raising approximately $320.0 million (€288.4 million). Issuance costs of approximately €5.5 million will be deducted from capital reserves.
(5)	Other reserves are comprised of merger reserves, translation reserves and cash flow hedging reserves.
(6)	Total capitalization is total debt and total equity.

CURRENCY AND EXCHANGE RATES

Our reporting currency is the Euro. Fluctuations in the exchange rate between the Euro and the U.S. Dollar will affect the U.S. Dollar amounts received by owners of our ordinary shares on conversion of dividends, if any, paid in Euro on the ordinary shares and will affect the U.S. Dollar price of our ordinary shares on the NYSE. The following table sets forth, for the periods and dates indicated, the period end, average, high and low exchange rates in U.S. Dollars per €1.00.

Average
Three months ended June 30, 2015	$1.1119
Year ended December 31, 2014	$1.2098
Year ended December 31, 2013	$1.3743
Year ended December 31, 2012	$1.3193
Year ended December 31, 2011	$1.2961
Year ended December 31, 2010	$1.3384

	High	Low
August 2015	$1.1192	$1.0881
July 2015	$1.1162	$1.0825
June 2015	$1.1359	$1.0927
May 2015	$1.1451	$1.0873
April 2015	$1.1224	$1.0567
March 2015	$1.1184	$1.0496

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this prospectus should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this prospectus is the current noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On [●], 2015, this rate was $[●] per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated historical financial data as of the dates and for each of the periods indicated.

The selected consolidated historical data for the Successor 2015 Period and as of March 31, 2015 has been derived from our audited consolidated financial statements included in this prospectus. The selected consolidated historical data for the Successor 2015 Interim Period and as of June 30, 2015 and June 30, 2014 has been derived from our unaudited condensed consolidated interim financial statements included in this prospectus.

The selected consolidated historical data for our Predecessor for each of the Predecessor 2014 Period, the Predecessor 2013 Period and the Predecessor 2012 Period, and as of December 31, 2014, December 31, 2013 and December 31, 2012 has been derived from the audited consolidated financial statements of our Predecessor included in this prospectus.

The selected consolidated historical data for our Predecessor as of and for each of the two years ended December 31, 2011 and 2010 has been derived from our Predecessor’s books and records.

The selected consolidated historical data for the Predecessor 2015 Stub Period and as of May 31, 2015 and June 30, 2014 has been derived from our unaudited condensed consolidated interim financial statements included in this prospectus.

The selected consolidated historical financial data for the Successor 2015 Interim Period, Successor 2014 Interim Period and Predecessor 2015 Five-Month Period contain all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the financial information set forth in those statements.

All of the selected financial information of the Predecessor and the Successor included in the following tables, is prepared in IFRS and denominated in Euros.

The selected historical consolidated financial data included below is not necessarily indicative of future results and should be read in conjunction with “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our and Iglo’s consolidated financial statements and notes thereto contained in this prospectus.

All operations are continuing and neither the Successor nor the Predecessor declared or paid dividends in the periods presented.

Successor

Prepared in accordance with IFRS (€ in millions except share data)	As of and for the year ended March 31, 2015	For the three months ended June 30, 2014	As of and for the three months ended June 30, 2015
Statement of Income data:
Revenue	—	—	102.8
Cost of sales	—	—	(95.9)

Gross profit	—	—	6.9
Other operating expenses	(0.7)	—	(18.9)
Founder Preferred Shares Annual Dividend Amount and Warrant redemption	(166.2)	(22.8)	(348.6)
Exceptional items	(0.7)	—	(20.9)

Operating loss	(167.6)	(22.8)	(381.5)
Net finance (costs)/income	0.1	—	(14.3)

Loss before tax	(167.5)	(22.8)	(395.8)
Taxation	—	—	(0.7)
Loss for the period	(167.5)	(22.8)	(396.5)

Weighted average shares used in computing basic and diluted loss per share	50,025,000	42,310,001	89,935,672
Net loss per share applicable to ordinary shareholders—basic and diluted	(3.35)	(0.54)	(4.41)

Balance Sheet data:
Total assets	447.4	n/p	3,862.8
Total equity	274.9	n/p	1,438.7
Share capital	—	n/p	—

n/p = not presented

Predecessor

Prepared in accordance with IFRS (€ in millions)	As of and for the year ended December 31					For the six months ended June 30	For the five months ended May 31
	2010	2011	2012	2013	2014	2014	2015
Statement of Income data:
Revenue	1,221.9	1,566.3	1,572.7	1,505.8	1,500.9	761.2	640.3
Cost of sales	(827.6)	(1,028.2)	(1,028.9)	(1,001.8)	(970.9)	(496.7)	(417.9)

Gross profit	394.3	538.1	543.8	504.0	530.0	264.5	222.4
Other operating expenses	(186.5)	(244.8)	(222.4)	(231.8)	(254.2)	(134.3)	(109.5)
Exceptional items.	(24.4)	(46.4)	(53.6)	(83.8)	(52.9)	(11.4)	(84.3)

Operating profit	183.4	246.9	267.8	188.4	222.9	118.8	28.6

Net finance costs	(253.4)	(322.9)	(302.4)	(227.6)	(290.2)	(134.0)	(115.7)

Loss before tax	(70.0)	(76.0)	(34.6)	(39.2)	(67.3)	(15.2)	(87.1)
Taxation	(2.2)	(6.1)	(43.5)	(2.0)	(41.8)	(25.3)	(40.9)

Loss for the period	(72.2)	(82.1)	(78.1)	(41.2)	(109.1)	(40.5)	(128.0)

Balance Sheet data:
Total assets	3,542.4	3,627.1	3,497.3	3,461.2	3,543.4	n/p	n/p
Total deficit	(355.2)	(413.1)	(506.5)	(550.4)	(657.5)	n/p	n/p
Share capital	7.0	7.0	0.1	0.1	0.1	n/p	n/p

n/p = not presented

NOMAD MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended June 30, 2015 and 2014 and the twelve months ended March 31, 2015. We were formed on April 1, 2014 and had no operations until we acquired Iglo on June 1, 2015. Because we did not own Iglo during the twelve months ended March 31, 2015 or during the three months ended June 30, 2014 these results may not be indicative of the results that we would expect to recognize for future periods.

Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Information,” “Selected Consolidated Financial Information,” “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Iglo’s consolidated historical financial statements included elsewhere in this prospectus.

The following financial information has been extracted from the audited financial statements of the Successor as of and for the year ended March 31, 2015 and the unaudited condensed consolidated financial statements of the Successor as of and for the three months ended June 30, 2015.

The historical financial information for the Company has been prepared in accordance with IFRS. In May 2015, the Company changed its fiscal year end to December 31.

Overview

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited. We were formed to undertake an acquisition of a target company or business. We completed the 2014 Offering on April 15, 2014 raising net proceeds of approximately $500 million through the sale of ordinary shares in the United Kingdom (the “2014 Offering”), and were listed on the LSE under the symbol “NHL”. In connection with the 2014 Offering, we issued 48,500,000 ordinary shares and 1,500,000 Founder Preferred Shares, at a price of $10.00 per ordinary share and Founder Preferred Share. Purchasers in the 2014 Offering also received one warrant (the “Warrants”) to purchase ordinary shares for every ordinary share purchased in the 2014 Offering. The Warrants were exercisable on the basis of three warrants per ordinary share at an exercise price of $11.50 per whole ordinary share. After the Iglo Acquisition, we changed our name to Nomad Foods Limited.

Financings and Acquisitions

In May 2015, we issued 75,666,669 of our ordinary shares in a private placement at a price of $10.50 per ordinary share (the “May 2015 Offering”). In April 2015, we amended the Warrants to accelerate the expiration date to the closing of the Iglo Acquisition (subject to certain limited exceptions) and, in order to incentivize the Warrant holders to exercise their Warrants prior to the new expiration date, we reduced the exercise price of the Warrants from $11.50 to $10.50 per whole ordinary share for all Warrants exercised before the new expiration date. Between May and June 2015, we issued an aggregate of 16,673,307 ordinary shares pursuant to the exercise of the Warrants. There are no Warrants currently outstanding.

On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited, a leading frozen food manufacturer and distributor in Europe. We paid an aggregate purchase price of €2.6 billion, including assumed debt of €1.2 billion and the issuance of 13,743,094 ordinary shares (the “Iglo Seller Shares”) to the seller, a private equity fund advised by Permira Advisers LLP. We financed the Iglo Acquisition through a combination of available cash from the 2014 Offering, the May 2015 Offering and the early exercise of Warrants.

In the July 2015 Offering, we issued 15,445,346 ordinary shares at a price of $20.75 per ordinary share. The number of ordinary shares issued in the July 2015 Offering represented, in aggregate, approximately 9.99% of our issued ordinary share capital immediately prior to the offering.

On August 13, 2015, we entered into an Option Agreement with the Findus Seller pursuant to which we are obligated, at the option of the Findus Seller, to acquire the Findus Group for approximately £500 million consisting of £400 million in cash and 8,378,380 Findus Consideration Shares. Through the Findus Acquisition, we will acquire the continental European businesses of the Findus Parent in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa, and La Cocinera brands. Findus is a leading frozen food manufacturer in continental Europe. The operations being acquired include approximately 1,500 employees and six manufacturing facilities in Norway, Sweden, France and Spain. Findus revenues for the fiscal year ended September 30, 2014 were £520 million.

The £400 million cash portion of the Findus purchase price is expected to be funded through a combination of cash on hand and debt. Additionally, the Findus Seller will be issued the Findus Consideration Shares at closing. The Findus Seller will be restricted from transferring any of the Findus Consideration Shares within one year following closing and will be restricted from transferring 50% of the Findus Consideration Shares within two years of closing. We expect the Findus Seller to exercise the option following completion of works council consultations in France in the fourth quarter of 2015. The Findus Acquisition is expected to close shortly thereafter, subject to customary closing conditions including regulatory approvals. If the Findus Seller does not exercise the option within five months following the completion of the French works council consultations and receipt of certain regulatory approvals, the Findus Seller will be obliged to pay us a break fee of £15 million. If after exercise of the option, we are not able to raise sufficient financing to complete the acquisition, the Findus Seller will be entitled to a reverse break fee payable by us of £34.2 million.

We intend to seek to acquire further businesses to build an integrated group of best-in-class companies and brands within existing, as well as new, related food categories.

Accounting for the Iglo Acquistion

Effective from the date of the Iglo Acquisition, we will reflect the Iglo Acquisition in our consolidated financial statements prepared in accordance with IFRS. The Iglo Acquisition will be accounted for in our consolidated financial statements using the purchase method as required by IFRS 3 “Business Combinations”. The net assets of the Iglo Group will be adjusted to fair value as of June 1, 2015, the date when control of the Iglo Group passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Iglo Group will be recorded as goodwill. We are currently assessing the purchase price allocation and such fair values are preliminary.

Description of Key Line Items and Certain Key Performance Indicators

Set forth below is a brief description of key items from our unaudited condensed consolidated statements of income for the three months ended June 30, 2015. For additional information, see Note 1 to our unaudited condensed consolidated interim financial statements for this period.

Revenue. Revenue is comprised of sales of goods after deduction of discounts and sales taxes. It does not include sales between Nomad subsidiaries. Discounts given by us include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each end date of a reporting period, any discount incurred, but not yet invoiced, is estimated and accrued. Revenue is recognized when the risks and rewards of the underlying products have been transferred to the customer. This is usually upon either the dispatch of a shipment or the delivery of goods to the customer but is dependent upon contractual terms that have been agreed with a customer. Sales discounts incurred but not yet invoiced are established based on management’s best estimate at the end of the reporting period.

Other Operating Expenses. Other operating expenses are comprised of advertising and promotions, exchange movements and indirect costs. Indirect costs include staff costs, selling and marketing expenses, administration expenses, research and development expenses, amortization of software, amortization of brands and other expenses.

Charges related to Founder Preferred Shares Annual Dividend Amount. The charges relate to the Founder Preferred Shares Annual Dividend Amount by which the holders of Founder Preferred Shares are entitled to receive dividends, subject to certain performance conditions. Before June 1, 2015, the Founder Preferred Shares Annual Dividend Amount was fair valued periodically. We expect to settle any Founder Preferred Shares Annual Dividend Amount with equity and, therefore, the liability has been classified as an equity reserve as of June 1, 2015 and no further revaluations are expected.

Charges relating to Warrant redemption. The charges relate to the redemption rights of any outstanding Warrants which were fair valued at each balance sheet date with any changes in fair value charged to the income statement. There are no Warrants currently outstanding.

Exceptional items. The separate reporting of exceptional items which are presented as exceptional within the relevant income statement category helps provide an indication of our underlying business performance. Exceptional items have been identified and adjusted by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Finance Income. Finance income is comprised of interest income and net foreign exchange gains on translations of financial assets and liabilities held in currencies other than the Company’s functional currency.

Finance Costs. Finance costs are comprised of interest expenses, net interest on net defined pension plan obligations, amortization of borrowing costs, net foreign exchange costs on translations of financial assets and liabilities held in currencies other than the Company’s functional currency and financing costs incurred as a result of amendments of debt terms.

Taxation. Taxation is comprised of current tax expenses and deferred tax movements.

We also utilize certain additional key performance indicators, as described below. We believe these measures provide an important alternative measure with which to assess our underlying trading performance on a constant basis. Our calculation of Adjusted EBITDA and Adjusted EBITDA margin may be different from the calculations used by other companies and therefore comparability may be limited. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

Gross Margin. Gross margin is gross profit as a percentage of revenue.

Adjusted EBITDA. Adjusted EBITDA is net (loss)/profit for the period before taxation, net financing costs, depreciation, amortization, exceptional items, charges relating to the Founder Preferred Shares Annual Dividend Amount, charges relating to Warrant redemption and other similar items. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and in assessing the underlying performance of our business and can assist securities analysts, investors and other parties to perform their own evaluation. Accordingly, the information has been disclosed in this prospectus to permit a more complete and comprehensive analysis of our operating performance. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of these companies. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies. Adjusted EBITDA is not a measure of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.

Adjusted EBITDA Margin. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of revenue.

Results of Operations

	Year ended March 31,	Three months ended June 30
(€ in millions)	2015	2014	2015
Revenue	—	—	102.8
Cost of sales	—	—	(95.9)

Gross profit	—	—	6.9

Other operating expenses	(0.7)	—	(18.9)
Charge related to Founder Preferred Shares Annual Dividend Amount	(165.8)	(22.4)	(349.0)
(Charge)/credit relating to Warrant redemption	(0.4)	(0.4)	0.4
Exceptional items	(0.7)	—	(20.9)

Operating loss	(167.6)	(22.8)	(381.5)

Finance income	0.1	—	0.9
Finance costs	—	—	(15.2)

Net financing costs	0.1	—	(14.3)

Loss before tax	(167.5)	(22.8)	(395.8)

Taxation	—	—	(0.7)

Loss for the period	(167.5)	(22.8)	(396.5)

Three Months Ended June 30, 2015 and 2014

Revenue for the three months ended June 30, 2015 was €102.8 million representing one month of operations of the Iglo Group for June 2015. Prior to the Iglo Acquisition, Nomad had no operations. Cost of sales was €95.9 million for the three months ended June 30, 2015 representing one month of Iglo operations. Gross profit for the three months ended June 30, 2015 was €6.9 million and gross margin was 6.7%. The results for the three months ended June 30, 2015 reflect one month of Iglo operations and a one-time €26 million fair value adjustment relating to a step-up in inventory values as part of the Iglo Acquisition.

Other operating expenses increased to €18.9 million for the three months ended June 30, 2015 in comparison to nil in the three months ended June 30, 2014. The increase of €18.9 million primarily relates to one month of Iglo operating expenses.

Charges related to the Founder Preferred Shares Annual Dividend Amount increased to €349.0 million for the three months ended June 30, 2015 in comparison to €22.4 million in the three months ended June 30, 2014. The charge relates to the Founder Preferred Shares Annual Dividend Amount which was fair valued as of June 30, 2014 and June 1, 2015. We expect to settle any Founder Preferred Shares Annual Dividend Amount with equity and therefore the liability has been reclassified as an equity reserve as of June 1, 2015 and no further revaluations are expected.

Exceptional items of €20.9 million in the three months ended June 30, 2015 relate to the acquisition costs incurred by Nomad in connection with the Iglo Acquisition.

Net finance costs of €14.3 million in the three months ended June 30, 2015 relate to €6.5 million of interest payable on debt assumed as part of the Iglo Acquisition and €7.8 million resulting from the translation of Sterling-denominated financial assets and liabilities into Euros.

Taxation costs of €0.7 million were charged in the three months ended June 30, 2015 relating to one month of Iglo operations.

Year ended March 31, 2015

In the year ended March 31, 2015, the first accounting period since its incorporation, Nomad Holdings recorded a loss before tax of €167.5 million driven by non-cash charges of €165.8 million relating to the Founder Preferred Shares Annual Dividend Amount which was fair valued at March 31, 2015, €0.7 million in other operating expenses, €0.7 million in exceptional items and a €0.4 million non-cash charge for redemption of Warrants. These expenses were partially offset by net finance income totaling €0.1 million.

Liquidity and Capital Resources

Overview

We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity requirements for at least the next 12 months. At June 30, 2015, we had €204.9 million of total liquidity, comprising €129.2 million in cash, net of bank overdrafts, and €75.7 million of available borrowings under our revolving credit facility. We also expect to continue to raise cash through equity and debt offerings when it is advisable to do so. Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions. Capital expenditures are expected to be approximately €30 million in 2015, €6.3 million of which was spent by Iglo prior to the Iglo Acquisition.

Prior to the Iglo Acquisition, our sources of cash were primarily the net proceeds of the 2014 Offering, the net proceeds from the May 2015 Offering and cash proceeds from the early exercise of the Warrants. We used this cash to fund on-going costs and expenses, the costs and expenses incurred in connection with seeking to identify and effect our initial acquisition, and to fund the Iglo Acquisition.

Debt

Senior Facilities Agreement. In connection with the Iglo Acquisition, Iglo’s Senior Facilities Agreement (“SFA”) was amended and restated effective as of June 1, 2015. Commitments and participations of the lenders that opted not to exchange their existing commitment participations, or were otherwise in excess of agreed allocations for the existing, consenting lenders, which totaled €490 million, were prepaid and cancelled in full at the closing of the Iglo Acquisition.

The SFA currently consists of (i) a €363.3 million term loan facility, (ii) a £235 million term loan facility and (iii) an €80.0 million revolving credit facility of which up to €10.0 million can be used for the issuance of letters of credit. As of June 30, 2015 we had approximately €696.1 million of indebtedness outstanding under our term loan facility and no amounts outstanding under our revolving credit facility, other than €4.3 million in stand-by letters of credit.

The term loans under the SFA mature on June 30, 2020 and bear interest at rates per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR, plus certain applicable margins. The applicable margins in relation to the term loans under the SFA are subject to adjustment (up or down as appropriate) in accordance with the margin adjustment mechanism based on the ratio of Consolidated Total Net Debt to Consolidated EBITDA (each as defined in the SFA) for the relevant period of 12 months and range from 3.50% per annum to 3.75% per annum in respect of the Euro-denominated term loan and from 4.00% per annum to 4.25% per annum in respect of the Sterling-denominated term loan. Interest on the term loans is payable at the end of each interest period which, at the option of the borrower, may be one, two, three or six months or any other period agreed with the facility agent.

The revolving credit facility matures on December 31, 2019 and bears interest at a rate per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR, plus the applicable margin. The applicable margin is subject to adjustment (up or down as appropriate) in accordance with the margin adjustment mechanism based on the ratio of Consolidated Total Net Debt to Consolidated EBITDA (each as defined in the SFA) for the relevant period of 12 months and range from 3.75% per annum to 4.25% per annum. Interest on the revolving credit facility is payable at the end of each interest period which, at the option of the borrower, may be one, two, three or six months or any other period agreed with the facility agent.

The SFA contains certain customary negative operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries in excess of €20.0 million, cessation of business, and material adverse change.

Floating Rate Senior Secured Notes due 2020. Iglo has outstanding €500,000,000 of Floating Rate Senior Secured Notes due 2020 (the “Notes”) issued pursuant to an indenture dated July 17, 2014 (the “Indenture”) entered into between certain Iglo subsidiaries, the trustee for the noteholders and certain other parties. The Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The Indenture contains customary covenants including limitations on indebtedness, restricted payments, liens, restrictions on distributions, sales of assets and subsidiary stock, affiliate transactions, activities of the Issuer and compliance requirements with respect to additional guarantees, reporting, additional intercreditor agreements, payment of notes, withholding taxes, change of control, compliance certificate, payments for consent and listing requirements.

Interest on the Notes accrues at a rate per annum, reset quarterly, equal to three-month EURIBOR plus 4.50%, as determined by the calculation agent and is payable quarterly in arrears.

The Notes are redeemable at our option in whole or in part, from time to time, upon not less than 10 days nor more than 60 days’ prior notice, (x) prior to July 17, 2016 at a redemption price equal to 101% of principal amount being redeemed plus accrued and unpaid interest to the redemption date and (y) on or after July 17, 2016 at a redemption price equal to 100% of principal amount being redeemed plus accrued and unpaid interest to the redemption date.

Cash Flows

The following table summarizes net cash flows with respect to Nomad’s operating, investing and financing activities for the periods indicated:

	Year ended March 31	Three months ended June 30
(€ in millions)	2015	2014	2015
Net cash used in operating activities	(0.5)	(0.1)	(14.3)
Net cash used in investing activities	(295.6)	(144.6)	(505.4)
Net cash provided by financing activities	353.5	353.3	507.5
Net increase/(decrease) in cash and cash equivalents	126.8	208.6	(12.2)
Cash and cash equivalents at end of the period	126.8	189.9	129.2

Net Cash from Operating Activities

Net cash used in operating activities was €14.3 million for the three months ended June 30, 2015, up from €0.1 million for the three months ended June 30, 2014. The €14.2 million increase was primarily due to one month of Iglo operations.

Net cash used in operating activities of €0.5 million for the year ended March 31, 2015, primarily related to ongoing costs and expenses prior to the Iglo Acquisition.

Net Cash Used in Investing Activities

Net cash used in investing activities was €505.4 million for the three months ended June 30, 2015, up from €144.6 million for the three months ended June 30, 2014. The €360.8 million increase was primarily due to the Iglo Acquisition.

Net cash used in investing activities was €295.6 million for the year ended March 31, 2015, relating to investment of our cash prior to the Iglo Acquisition.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was €507.5 million for the three months ended June 30, 2015, up from €353.3 million for the three months ended June 30, 2014. The €154.2 million increase was primarily due to proceeds from the sale of shares in the May 2015 Offering.

Net cash provided by financing activities was €353.5 for the year ended March 31, 2015, primarily resulting from the issuance of ordinary shares in the 2014 Offering.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items and are generally recurring in nature. We had no capital expenditures for the year ended March 31, 2015 as we had no operations until the Iglo Acquisition. Capital expenditures for the three months ended June 30, 2015 were €1.6 million which represented one month of Iglo capital expenditures. For a historical discussion of Iglo’s capital expenditures, see “Iglo Management Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures”

We expect capital expenditures to be approximately €30 million for the year ended December 31, 2015, €6.3 million of which was spent by Iglo prior to the Iglo Acquisition.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and commercial commitments as of June 30, 2015, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Senior debt and other loans	696.1	—	—	696.1	—
Senior debt and other loans—interest(1)	153.9	29.2	61.2	63.5	—
Senior Secured Notes due 2020—principal	500.0	—	—	500.0	—
Senior Secured Notes due 2020—interest	116.1	22.8	46.1	47.2	—
Operating leases	23.9	5.3	8.6	3.2	6.8
Purchase commitments(2)	5.0	5.0	—	—	—

Total(3)	1,495.0	62.3	115.9	1,310.0	6.8

(1)	Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates.
(2)	Represents capital expenditures which we have committed to make but which are not yet payable.
(3)	Retirement benefit obligations of €110.0 million are not presented above as the timing of the settlement of these obligations is uncertain.

Nomad had no material contractual cash obligations or other commercial commitments in the ordinary course as of March 31, 2015.

Pension Plans

We maintain defined benefit pension plans in Germany, Italy and Austria as well as various contributions plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Italy. All defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in either Germany or Italy. We also maintain various defined contribution pension plans in other countries, the largest of which is in the United Kingdom.

See “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pension Plans” for a summary of the pension plans and related costs for the years ended December 31, 2014, 2013 and 2012.

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements during the reported periods.

Quantitative and Qualitative Disclosures about Market Risk

For our Quantitative and Qualitative Disclosures about Market Risk, see Note 14 to our financial statements for the year ended December 31, 2014 which appear elsewhere in this prospectus.

In addition, for the Quantitative and Qualitative Disclosures about Market Risk relating to the Iglo Group, see Note 22 to our consolidated financial statements of the Predecessor for the years ended December 31, 2014, 2013 and 2012, which appear elsewhere in this prospectus.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

A description of our principal accounting policies, critical accounting estimates and key judgments is set out in Note 4 to our unaudited consolidated interim financial statements for the three months ended June 30, 2015 and Note 3 to our financial statements for the year ended March 31, 2015 which appear elsewhere in this prospectus.

In addition, in relation to a description of our principal accounting policies, critical accounting estimates and key judgments in respect of the Iglo Group, please see Note 2 to our consolidated financial statements of the Predecessor for the years ended December 31, 2014, 2013 and 2012, which appear elsewhere in this prospectus.

IGLO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Iglo Group’s financial condition and results of operations for the years ended December 31, 2014, 2013 and 2012 and for the five months ended May 31, 2015 and the six months ended June 30, 2014. This discussion should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Information,” “Selected Consolidated Financial Information,” “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Iglo’s consolidated historical financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The following financial information has been extracted from the audited consolidated financial statements of the Predecessor as of and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the unaudited condensed consolidated financial statements of the Predecessor for the two and five months ended May 31, 2015.

The historical financial information for Iglo has been prepared in accordance with IFRS.

Overview

Iglo operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the United Kingdom, Germany and Italy.

The Iglo Group’s key markets collectively represented approximately 55% of the total Western European frozen food market (in terms of retail sale value) and generated 79% of the Iglo Group’s revenue in 2014. The Iglo Group also sells its products in Austria, Belgium, France, Greece, Hungary, Ireland, Portugal, Russia, Switzerland, and the Netherlands.

The brands under which the Iglo Group sells its products are “Birds Eye” in the United Kingdom and Ireland, “Iglo” in Germany and Continental Europe, and “Findus” in Italy and San Marino.

Sales of the Iglo Group’s branded products accounted for 97.6% of its revenue in 2014, of which 80.7% came from its fish, vegetables and poultry categories.

The Iglo Group operates four manufacturing plants, one in the United Kingdom, two in Germany and one in Italy, and five primary distribution centers in its key markets and nine in total. The Iglo Group manufactures most of its products but outsources certain manufacturing processes, such as the processing of certain vegetables as well as most complete meal products. In addition, the Iglo Group’s packaging and distribution functions are largely outsourced.

Trends and Challenges

We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

•

Consumer Preferences. Consumer preferences drive demand for our products. There are a number of trends in consumer preferences which are having an impact on us and the frozen food industry as a whole. These include preferences for convenient, natural, better value, healthy and sustainable products. Our results of operation depend in large part on the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products and re-launch and extend existing product lines on a timely basis. We believe the increased focus on healthy and natural products is an opportunity for us. We recently launched our “SteamFresh” platform, which is intended to offer easily prepared meals using steaming quality to enhance the natural taste of the product, and expect to continue to focus on creating products that address consumer demands.

•	Economic Conditions. During a weak macroeconomic environment, such as that experienced in recent years in certain of our markets, consumer buying patterns shift as consumers look for value alternatives. This has caused an increase in the percentage of products sold on promotion, a shift from traditional retail grocery to discounter channels and greater purchases of more economical, private label products. When our sales volumes decline, we are less able to pass along higher production costs. As a result, we are continuously focused on reducing costs through improved productivity and efficiency.

•	Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years, we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we intend to pursue selected, profitable opportunities to increase our presence with the discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we may reduce our prices, either directly or through increased promotional activity, or invest greater amounts in advertising our products to ensure our products remain competitive.

Description of Key Line Items and Certain Key Performance Indicators

For a description of key line items and certain key performance indicators, see “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Key Line Items and Certain Key Performance Indicators.” For additional information, see Note 1 to Iglo’s annual consolidated historical financial statements which appear in this prospectus.

Currency

The Iglo Group’s consolidated financial statements have been presented in Euro, which is its functional currency. Unless specifically stated otherwise herein, transactions in foreign currencies have been translated at the foreign exchange rate at the date of the relevant transaction.

Changes in foreign currency rates have a translation impact on the Iglo Group’s reported operating results. A significant portion of the Iglo Group’s operations have functional currencies other than Euro (principally Pound Sterling). In preparing its financial statements, translations in currencies other than the Iglo Group’s functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, the Iglo Group’s results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the Iglo Group’s results, excluding the currency impacts, have been provided. Results presented excluding currency impacts are not presented in accordance with IFRS. Non-IFRS financial measures are intended to supplement the applicable IFRS disclosures and should not be viewed as a replacement of IFRS results. We believe excluding the impact of changes in exchange rates allows for better comparability of results between periods and provides an additional and meaningful assessment of the performance of the business.

Results of Operations

The table below presents the Iglo Group’s results of operations for the periods indicated:

	Year ended December 31			Six months ended June 30	Five months ended May 31
(€ in millions)	2012	2013	2014	2014	2015
Revenue	1,572.7	1,505.8	1,500.9	761.2	640.3
Cost of sales	(1,028.9)	(1,001.8)	(970.9)	(496.7)	(417.9)

Gross profit	543.8	504.0	530.0	264.5	222.4
Other operating expenses(1)	(276.0)	(315.6)	(307.1)	(145.7)	(193.8)

Operating profit	267.8	188.4	222.9	118.8	28.6
Finance income	4.6	12.4	6.8	3.4	2.0
Finance costs	(307.0)	(240.0)	(297.0)	(137.4)	(117.7)

Net financing costs	(302.4)	(227.6)	(290.2)	(134.0)	(115.7)

Loss before tax	(34.6)	(39.2)	(67.3)	(15.2)	(87.1)
Taxation	(43.5)	(2.0)	(41.8)	(25.3)	(40.9)

Loss for the period	(78.1)	(41.2)	(109.1)	(40.5)	(128.0)

(1)	Other operating expenses are shown including exceptional items, such as impairments of brand and goodwill, other restructuring costs and costs in relation to the investigation of strategic opportunities, all of which the Iglo Group considers to be of a non-recurring nature.

The table below presents certain additional other key performance indicators:

	Year ended December 31			Six months ended June 30	Five months ended May 31
(€ in millions, except percentages)	2012	2013	2014	2014	2015
Gross margin(1)	34.6%	33.5%	35.3%	34.7%	34.7%
Adjusted EBITDA(2)	350.2	300.1	306.2	144.6	125.4
Adjusted EBITDA margin(3)	22.3%	19.9%	20.4%	19.0%	19.6%

(1)	Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.
(2)	Adjusted EBITDA. Adjusted EBITDA represents net (loss)/profit for the period before taxation, net financing costs, depreciation, amortization and exceptional items. The Iglo Group believes that Adjusted EBITDA is a useful indicator of the Iglo Group’s ability to incur and service its indebtedness and in assessing the underlying performance of its business and can assist securities analysts, investors and other parties to perform their own evaluation. Accordingly, the information has been disclosed in this prospectus to permit a more complete and comprehensive analysis of the Iglo Group’s operating performance.
(3)	Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period.

The following table reconciles Adjusted EBITDA to net loss for the relevant period as follows:

	Year ended December 31			Six months ended June 30	Five months ended May 31
(€ in millions)	2012	2013	2014	2014	2015
Loss for the period	(78.1)	(41.2)	(109.1)	(40.5)	(128.0)
Taxation	43.5	2.0	41.8	25.3	40.9
Net finance costs	302.4	227.6	290.2	134.0	115.7
Depreciation and amortization	28.8	27.9	30.4	14.4	12.5
Exceptional items:
Net investigation of strategic opportunities and other costs	14.8	11.2	17.4	3.2	1.3
Costs related to long-term management incentive plans	17.9	13.8	16.7	7.1	22.9
Other restructuring costs	3.1	10.5	11.6	1.1	—
Cisterna fire net costs	—	—	5.5	—	1.3
Cost related to transactions	17.8	20.9	1.7	—	3.8
Adjustment to carrying value of intangible assets	—	27.4	—	—	55.0
Adjusted EBITDA	350.2	300.1	306.2	144.6	125.4

Six Months Ended June 30, 2014 and the Five Months Ended May 31, 2015

Revenue

The Iglo Group’s revenue decreased by €120.9 million to €640.3 million for the five months ended May 31, 2015 from €761.2 million for the six months ended June 30, 2014. Excluding the additional month of operations in 2014, the decrease in revenue was €14.2 million. Our exit from Romania, Slovakia and Turkey in 2015 and the one additional day in 2014 accounted for €8.8 million of the decline. We believe, based on external market data, that a significant portion of the remaining decrease was driven by continued growth in the discounter channel and an increase in private label offerings by traditional retailers. Furthermore, reduced promotional slots in Italy due to longer-than-expected annual negotiations with key customers impacted revenue by approximately €10.1 million. Those impacts were partially offset by a foreign exchange translational benefit from our U.K. business as a result of the stronger Sterling-to-Euro exchange rate and increased revenue in the Netherlands and Portugal. Excluding the foreign exchange translational benefit and the additional month in 2014, revenue would have decreased 5.9% or €39.3 million.

Gross profit

Gross Profit decreased by €42.1 million to €222.4 million for the five months ended May 31, 2015 from €264.5 million for the six months ended June 30, 2014. The additional month in 2014 accounted for €38.3 million of the decline. Excluding the additional month in 2014, the decrease was driven by lower revenue. Gross margin was 34.7% for the five months ended May 31, 2015 and the six months ended June 30, 2014 as higher promotional investments were offset by the introduction of new margin accretive products and supply chain improvements.

Other Operating Expenses

Other operating expenses increased by €48.1 million to €193.8 million for the five months ended May 31, 2015 from €145.7 million for the six months ended June 30, 2014. Excluding the additional month in 2014, other operating expenses increased €72.3 million primarily due to an increase in exceptional items of €76.8 million.

Costs for advertising and promotions decreased by €15.5 million to €49.3 million for the five months ended May 31, 2015 from €64.8 million for the six months ended June 30, 2014. The additional month in 2014 accounted for €9.2 million of the decline. Excluding the additional month in 2014, the decrease was primarily due to the non-recurrence of costs associated with the development of the new marketing strategy in 2014 and advertising cost savings and efficiencies.

Indirect expenses decreased by €9.3 million to €60.2 million for the five months ended May 31, 2015 from €69.5 million for the six months ended June 30, 2014. Excluding the additional month in 2014, indirect expenses increased by €1.8 million, primarily due to a foreign exchange translational impact from Sterling-based costs in our U.K. business as a result of the stronger Sterling-to-Euro exchange rate.

Exceptional items increased by €72.9 million to €84.3 million for the five months ended May 31, 2015 from €11.4 million for the six months ended June 30, 2014. Excluding the additional month in 2014, exceptional items increased by €76.8 million primarily due to a one-time €55.0 million carrying value adjustment of our intangible assets in Italy and a €22.9 million charge related to the acceleration of awards under the Iglo Long-Term Incentive Plans upon the closing of the Iglo Acquisition.

Finance Income and Finance Costs

Net finance costs decreased by €18.3 million to €115.7 million for the five months ended May 31, 2015 from €134.0 million for the six months ended June 30, 2014. Excluding the additional month in 2014, net financing costs increased €9.2 million primarily due to foreign exchange translational losses on our financial assets and liabilities principally as a result of the stronger Sterling-to-Euro exchange rate, partially offset by lower net interest costs of €6.0 million due to the refinancing in July 2014.

Taxation

Tax expenses increased by €15.6 million to €40.9 million for the five months ended May 31, 2015 from €25.3 million for the six months ended June 30, 2014. Excluding the additional month in 2014, tax expense increased €19.8 million. The increase in the tax charge was largely attributable to a one-time adjustment to current tax of €11.3 million and to a deferred tax debit of €9.1 million following a fair value review conducted as a result of the Iglo Acquisition. Based on an effective tax rate methodology, the current tax charge for the five months ended May 31, 2015 was €20.5 million.

Key Performance Indicators

Adjusted EBITDA decreased by €19.2 million to €125.4 million for the five months ended May 31, 2015 from €144.6 million for the six months ended June 30, 2014. Excluding the additional month in 2014, Adjusted EBITDA increased by €1.2 million driven by a reduction in advertising and promotional expense which was partially offset by the revenue declines. Adjusted EBITDA was also impacted by a foreign exchange translational benefit of €6.1 million from our Sterling-denominated U.K. business as a result of the stronger Sterling-to-Euro exchange rate. Adjusted EBITDA margin increased to 19.6% for the five months ended May 31, 2015, from 19.0% for the six month ended June 30, 2014 primarily driven by a reduction in advertising and promotional expense.

Years Ended December 31, 2013 and 2014

Revenue

The Iglo Group’s revenue decreased by €4.9 million, or 0.3%, to €1,500.9 million for the year ended December 31, 2014, from €1,505.8 million for the year ended December 31, 2013. We believe, based on external market data, that the decrease in revenue was primarily due to growth in the discounter channel across UK, Italy and Germany as well as lower promotional levels particularly in Germany during annual customer negotiations which impacted revenue by €9 million. Furthermore there were on-going negotiations during the year with a medium sized retailer in the United Kingdom resulting in limited distributions and promotions until the last quarter of 2014 which led to a €17 million decrease in revenue. The decrease in revenue was primarily offset by a foreign exchange translational benefit in our U.K. business and revenue growth in our Italy business following implementation of a new product strategy and increased advertising. Excluding the currency impact, revenue decreased by 2.0% or €31.8 million.

Gross Profit

Gross profit increased by €26.0 million, or 5.2%, to €530.0 million for the year ended December 31, 2014 from €504.0 million for the year ended December 31, 2013. Gross margin increased to 35.3% for the year ended December 31, 2014, from 33.5% for the year ended December 31, 2013 primarily as a result of the introduction of new margin accretive products, product mix improvements and cost controls which offset the revenue decline. Gross profit benefitted from a foreign currency translational benefit from our U.K. business as a result of the stronger Sterling-to-Euro exchange rates which resulted in a 3.3%, or €17.0 million, increase in gross profit.

Other Operating Expenses

Other operating expenses decreased by €8.5 million, or 2.7%, to €307.1 million for the year ended December 31, 2014, from €315.6 million for the year ended December 31, 2013. The decrease was primarily due to significantly lower exceptional items partially offset by increases in advertising and promotion and indirect costs. Other operating expenses as a percentage of revenue decreased to 20.5% in 2014 from 21.0% in 2013.

The Iglo Group’s costs for advertising and promotions increased by €12.1 million, or 12.0%, to €113.1 million for the year ended December 31, 2014 from €101.0 million for the year ended December 31, 2013. The increase was primarily due to development of a new advertising campaign and packaging re-launch coupled with increased media spend in Italy, Germany and the United Kingdom.

Indirect costs increased by €10.4 million, or 8.0%, to €141.1 million for the year ended December 31, 2014 from €130.7 million for the year ended 31 December 2013. The increase was primarily due to investment in marketing capability along with R&D capacity and higher bonus costs.

Exceptional items decreased by €30.9 million, or 36.9%, to €52.9 million for the year ended December 31, 2014, from €83.8 million for the year ended December 31, 2013. The decrease was primarily the result of the higher level of exceptional items in 2013 from developing and implementing the “Better Meals Together” strategy as well as a registration tax payment in Italy relating to the acquisition of Findus Italy.

Finance Income and Finance Costs

Net financing costs increased by €62.6 million, or 27.5%, to €290.2 million for the year ended December 31, 2014 from €227.6 million for the year ended December 31, 2013. The increase in net financing costs was primarily due to a one-time charge of €37.9 million in connection with re-financing of Iglo’s debt in July 2014, which related primarily to the write-off of deferred borrowing costs from a previous re-financing. The remaining increase was primarily driven by foreign exchange translational losses on our financial assets and liabilities principally as a result of the stronger Sterling-to-Euro exchange rate.

Taxation

Tax expenses increased by €39.8 million to €41.8 million for the year ended December 31, 2014, from €2.0 million for the year ended December 31, 2013. This charge is split between a current tax expense of €27.5 million and a net deferred tax charge of €14.3 million, compared to a current tax expense of €16.6 million and a net deferred tax credit of €14.6 million for the prior year. The increase in current tax expense was primarily due to an increase in taxable profits. The variance in the deferred tax charge was primarily attributable to a change in deferred tax rates from 23% to 20% as well as a credit in 2013, which resulted from an adjustment to the calculation of deferred tax on intangibles, while a charge was recognized in 2014.

Other Key Performance Indicators

Adjusted EBITDA increased by €6.1 million, or 2.0%, to €306.2 million for the year ended December 31, 2014, from €300.1 million for the year ended December 31, 2013. Adjusted EBITDA margin increased to 20.4% for the year ended December 31, 2014, from 19.9% for the year ended December 31, 2013 as a result of higher gross margins. The increase in Adjusted EBITDA was primarily due to a foreign currency translational benefit from our U.K. business as a result of a stronger Sterling-to-Euro exchange rate. Excluding currency impacts, Adjusted EBITDA remained relatively flat.

Years Ended December 31, 2012 and 2013

Revenue

The Iglo Group’s revenue decreased by €66.9 million, or 4.3%, to €1,505.8 million for the year ended December 31, 2013 from €1,572.7 million for the year ended December 31, 2012. The decline in overall revenue was primarily due to the particularly challenging macro-economic environment in Italy, a decline of sales in the “ready meals category” in several markets which impacted revenue by approximately €25 million, aggressive promotional activity from a branded U.K. competitor and the impact of a weaker Sterling-to-Euro exchange rate. Excluding the currency impact, revenue decreased by 2.8%, or €45 million.

Gross Profit

Gross profit decreased by €39.8 million, or 7.3%, to €504.0 million for the year ended December 31, 2013, from €543.8 million for the year ended December 31, 2012 primarily due to revenue declines. Gross margin decreased to 33.5% for the year ended December 31, 2013 from 34.6% for the year ended December 31, 2012 primarily as a result of higher levels of trade promotional spend. Excluding currency impacts, gross profit decreased by 5.7%, or €31.8 million.

Other Operating Expenses

Other operating expenses increased by €39.6 million, or 14.3%, to €315.6 million for the year ended December 31, 2013 from €276.0 million for the year ended December 31, 2012. The increase was primarily due to an increase in exceptional items and an increase in advertising expenses and promotions. Other operating expenses as a percentage of revenue increased to 21.0% in 2013 from 17.5% in 2012.

Advertising and promotions increased by €11.5 million, or 12.8%, to €101.0 million for the year ended December 31, 2013, from €89.5 million for the year ended December 31, 2012. The increase was primarily due to a significant increase in the Iglo Group’s media presence in Germany and an increase in market research to support the launch of certain new initiatives and product innovation.

Indirect costs decreased by €2.2 million, or 1.7%, to €130.7 million for the year ended December 31, 2013 from €132.9 million for the year ended December 31, 2012. The decrease was primarily due to a lower level of bonus payout in 2013 and costs relating to the transition of the Iglo Group’s information technology systems incurred in 2012.

Exceptional items increased by €30.2 million, or 56.3%, to €83.8 million for the year ended December 31, 2013 from €53.6 million for the year ended December 31, 2012. The increase was primarily due to (i) an impairment charge of €27.4 million being recorded with respect to the goodwill of the Belgium operation as a result of a continuation of the challenging market conditions and the significant impact of the industry-wide horsemeat contamination issue in Belgium, (ii) the payment of a €20.9 million registration tax related to the acquisition of Findus Italy, (iii) restructuring costs of €10.5 million principally with respect to the Iglo Group’s Italian factory and (iv) costs of €25.0 million in connection with the implementation of the Iglo Group’s new “Better Meals Together” strategy, including management incentive schemes.

Finance Income and Finance Costs

Net financing costs decreased by €74.8 million, or 24.7%, to €227.6 million for the year ended December 31, 2013 from €302.4 million for the year ended December 31, 2012. The decrease in net financing costs was primarily due to a reduction in the interest payable on the Iglo Group’s shareholder loan notes. As part of the refinancing in November 2012, the shareholder loan notes were also replaced in part by bank loans bearing a lower rate of interest, which contributed to the reduction in financing costs.

Taxation

Tax expenses decreased by €41.5 million to €2.0 million for the year ended December 31, 2013 from €43.5 million for the year ended December 31, 2012. The 2013 charge of €2.0 million is comprised of €16.6 million current expense offset by a net deferred tax credit of €14.6 million. The 2012 charge of €43.5 million is comprised of tax expense of €42.0 million plus a net deferred tax charge of €1.5 million related to 2011. The decrease in current tax expense was primarily due to the recognition of a provision for tax uncertainties in 2012 as well as a decrease in the amount of non-deductible interest charged in 2013 on the Iglo Group’s shareholder loan notes. The variance in the deferred tax amount was primarily attributable to an adjustment to the calculation of the deferred tax liability on intangibles as well as the impact of the change in deferred tax rates in the United Kingdom.

Other Key Performance Indicators

Adjusted EBITDA decreased by €50.1 million, or 14.3%, to €300.1 million for the year ended December 31, 2013 from €350.2 million for the year ended December 31, 2012. Adjusted EBITDA margin decreased to 19.9% for the year ended December 31, 2013 from 22.3% for the year ended December 31, 2012. The decrease was primarily due to lower revenues and an increase in advertising and promotional costs.

Liquidity

The Iglo Group’s primary sources of liquidity for the periods reported were cash flow from operations and financing activities. Cash flows from financing activities have in the past included, among other things, borrowings under credit facilities, high yield notes and shareholder loan notes. The Iglo Group’s liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations.

Cash flows generated from operating activities, together with cash flows generated from financing activities, have historically been sufficient to meet the Iglo Group’s liquidity needs.

Cash Flows

The following table summarizes net cash flows with respect to the Iglo Group’s operating, investing and financing activities for the periods indicated:

	Year ended December 31			Six months ended June 30	Five months ended May 31
(€ in millions)	2012	2013	2014	2014	2015
Net cash from operating activities	255.1	237.3	267.4	137.2	78.7
Net cash used in investing activities	(27.4)	(28.3)	(26.3)	(6.0)	(6.3)
Net cash used in financing activities	(255.6)	(106.7)	(344.2)	(182.2)	(29.4)
Net (decrease)/increase in cash and cash equivalents	(27.9)	102.3	(103.1)	(51.0)	43.0
Cash and cash equivalents at end of the period	215.6	317.1	219.2	268.1	268.4

Net Cash from Operating Activities

Net cash from operating activities decreased by €58.5 million, or 42.6%, to €78.7 million for the five months ended May 31, 2015 from €137.2 million for the six months ended June 30, 2014. The additional month in 2014 accounted for €29.9 million of the decrease. Excluding the impact of the additional month in 2014, the decrease was primarily due to higher tax and exceptional items.

Net cash from operating activities increased by €30.1 million, or 12.7%, to €267.4 million for the year ended December 31, 2014, from €237.3 million for the year ended December 31, 2013. The increase was primarily due to lower tax and exceptional items.

Net cash from operating activities decreased by €17.8 million, or 7.0%, to €237.3 million for the year ended December 31, 2013 from €255.1 million for the year ended December 31, 2012. The decrease was primarily due to the impact of the payment of certain exceptional amounts, including registration tax related to the acquisition of Findus Italy. The impact of lower profitability was largely offset by a net working capital inflow driven by lower inventory levels than in the prior year.

Net Cash used in Investing Activities

Net cash used in investing activities increased by €0.3 million, or 5.0%, to €6.3 million for the five months ended May 31, 2015 from €6.0 million for the six months ended June 30, 2014. Excluding the impact of the additional month in 2014, the increase was €1.4 million which was caused by the phasing of capital expenditures over the two periods.

Net cash used in investing activities decreased by €2.0 million, or 7.1%, to €26.3 million for the year ended December 31, 2014 from €28.3 million for the year ended December 31, 2013. The decrease was primarily due to phasing of capital expenditures over the two years.

Net cash used in investing activities increased by €0.9 million, or 3.3%, to €28.3 million for the year ended December 31, 2013 from €27.4 million for the year ended December 31, 2012. The increase was primarily due to increased capital expenditure with respect to upgrading and increasing capacity and improving quality across the Iglo Group’s production facilities, as well as investing in new computer hardware and software.

Net Cash used in Financing Activities

Net cash used in financing activities decreased by €152.8 million, or 83.9%, to €29.4 million for the five months ended May 31, 2015 from €182.2 million for the six months ended June 30, 2015. The additional month in 2014 accounted for €7.8 million of the decline. Excluding the impact of the additional month in 2014, the decrease was attributable to the repayment of €129.2 million of senior debt which was an excess cash payment in line with the former debt package as well as lower interest payments following the reduction in loan principal in July 2014.

Net cash used in financing activities increased by €237.5 million, or 222.6%, to €344.2 million for the year ended December 31, 2014 from €106.7 million for the year ended December 31, 2013. The increase was primarily attributable to the repayment of senior debt by €236.9 million, €129.2 million of which was an excess cash payment in line with the former debt package covenants and €107.7 million of which was a net repayment as part of the new finance agreement.

Net cash used in financing activities decreased by €148.9 million, or 58.3%, to €106.7 million for the year ended December 31, 2013 from €255.6 million for the year ended December 31, 2012. The decrease was primarily attributable to the refinancing transactions that took place in November 2012, whereby €250.0 million of new senior debt was drawn down and used, together with cash from the business, to repay €311.7 million of the Iglo Group’s shareholder loan notes and €75.4 million of senior debt. As a result of the increased level of third party debt following the November 2012 refinancing and the purchase of interest rate caps, the cash outflow for interest for the year ended December 31, 2013 increased to €105.9 million, compared to €94.4 million for the prior year.

Capital Expenditures

The Iglo Group’s capital expenditures consist primarily of expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Most of the Iglo Group’s capital expenditures are recurring in nature. The Iglo Group’s capital expenditure averaged 1.8% of revenue from 2012 to 2014. The following table sets forth the Iglo Group’s capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31				Six months ended June 30	Five months ended May 31
(€ in millions, except percentages) (unaudited)	2011	2012	2013	2014	2014	2015
Capital expenditures	26.5	27.4	28.3	26.3	6.0	6.3
Capital expenditures as a percentage of revenue	1.7%	1.7%	1.9%	1.8%	0.8%	1.0%

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments as of December 31, 2014, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(€ in millions)
Loan notes(1)	1,278.8	—	—	—	1,278.8
Loan notes—interest(1)	1,112.9	—	—	—	1,112.9
Senior debt and other loans	1,133.6	—	—	—	1,133.6
Senior debt and other loans—interest(2)	295.8	53.8	107.7	107.5	26.8
Senior Secured Notes due 2020	500.0	—	—	—	500.0
Senior Secured Notes due 2020—interest(2)	127.8	23.2	46.5	46.5	11.6
Operating leases	23.5	5.0	8.0	3.9	6.6
Purchase commitments(3)	5.1	5.1	—	—	—

Total(4)	4,477.5	87.1	162.2	157.9	4,070.3

(1)	Loan notes were acquired by Nomad Foods Limited on June 1, 2015 and have a fixed rate of interest. Interest on the loan notes is not paid in cash but is added to the principal.
(2)	Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates.
(3)	Represents capital expenditures which we have committed to make but which are not yet payable.
(4)	Retirement benefit obligations of €124.2 million are not presented above as the timing of the settlement of these obligations is uncertain.

Pension Plans

We maintain defined benefit pension plans in Germany, Italy and Austria as well as various contributions plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Italy. All defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in either Germany or Italy. We also maintain various defined contribution pension plans in other countries, the largest of which is in the United Kingdom with Company contributions of €2.5 million in 2014. In most countries, long term service awards are in operation. For accounting purposes, as of December 31, 2014 (based on the assumptions used), the deficit for the defined benefit plans equaled €124.2 million.

Most of our pension deficit relates to Germany, where the most significant pension plan is the UVO defined benefit plan. For accounting purposes, the UVO defined benefit plan had liabilities of €184.2 million as of December 31, 2014, and is partially funded by deferred annuity contracts with two pensionskassen (similar to insurance companies). The market value of these assets, as of December 31, 2014, equaled €74.9 million. Notwithstanding that there is no requirement to fund the deficit in Germany, we are committed to cover the difference between the UVO benefit promise and the annuities provided by the pensionskassen. The UVO benefit promise generally increases in line with the lower of price or salary inflation, while the deferred annuities depend on investment returns. As a result, better than expected investment returns lead to discretionary increases on pensionskassen annuities, which can be offset against future increases in the Iglo Group’s pension payments. Worse than expected investment returns may lead to larger requirements to top-up pensions payments.

For the years ended December 31, 2014, 2013 and 2012 pension costs related to defined benefit, defined contribution and long-term benefit plans equaled €10.2 million, €10.0 million and €9.1 million respectively. This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.

Off-Balance Sheet Arrangements

The Iglo Group did not have any material off-balance sheet arrangements during the reported periods.

Quantitative and Qualitative Disclosures about Market Risk

For the Quantitative and Qualitative Disclosures about Market Risk for the Iglo Group, see Note 22 to Iglo’s audited consolidated historical financial statements for the twelve months ended December 31, 2014 which appear elsewhere in this prospectus.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

A description of the Iglo Group’s principal accounting policies, critical accounting estimates and key judgments is set out in Note 2 to Iglo’s audited consolidated historical financial statements for the years ended December 31, 2014, 2013 and 2012 which appear elsewhere in this prospectus.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On June 1, 2015, Nomad completed the acquisition of the Iglo Group for approximately €2.6 billion. The acquisition of the Iglo Group was funded through a combination of (i) cash on hand, (ii) the Iglo Seller Shares, (iii) proceeds from the May 2015 Offering and (iv) proceeds from the early exercise of Warrants. The transaction included the assumption of approximately €1.2 billion of Iglo Group’s existing indebtedness after the amendment of certain terms of the Iglo Group’s senior debt facilities in connection with the acquisition of the Iglo Group (the “Iglo Acquisition”).

On August 13, 2015 we entered into an option agreement with the Findus Seller to acquire the Findus Group for approximately £510 million, consisting of £400 million in cash and 8,378,380 of our ordinary shares (using a share price at August 12, 2015 of $20.65). We expect to complete the Findus Acquisition in early November, 2015.

The following unaudited pro forma condensed combined financial information (the “Pro Formas”) is based on the historical financial statements of Nomad, the historical consolidated financial statements of Iglo and the historical consolidated carve-out financial statements of Findus, as described below, and has been prepared to reflect the Iglo Acquisition and the changes to the financing structure associated with the Iglo Acquisition and the Findus Acquisition and the financing of the Findus Acquisition.

Nomad has changed its fiscal year end from March 31 to December 31 upon the closing of the Iglo Acquisition. The unaudited pro forma condensed combined statements of operations (the “pro forma statements of income”) for the year ended December 31, 2014 includes Nomad’s results for the year ended March 31, 2015, Iglo’s results for the year ended December 31, 2014 and Findus’ results for the year ended September 30, 2014 and assumes that the Iglo Acquisition and the Findus Acquisition completed on January 1, 2014.

The unaudited pro forma statement of operations for the six-month period ended June 30, 2015 includes Nomad’s results for the six-months ended June 30, 2015, Iglo’s results for the five-months ended May 31, 2015 and Findus’ results for the six-month period ended March 28, 2015 and assumes that the Iglo Acquisition and the Findus Acquisition were completed on January 1, 2014.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 assumes the Findus Acquisition completed on June 30, 2015.

The Findus Acquisition will be funded through a combination of cash on hand, including a portion of the proceeds from the July 2015 Offering, equity issued to the Findus Seller and borrowings on our senior facilities. These adjustments reflect our best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Iglo Acquisition has been accounted for as a business combination using the acquisition method of accounting in conformity with IFRS. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. Additionally it is expected that the Findus Acquisition will also be accounted for as a business combination using the acquisition method of accounting. For pro forma purposes, the fair value of Findus’ tangible and identifiable intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of June 30, 2015. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Certain market based assumptions will be updated upon completion of the Findus Acquisition.

The pro forma adjustments are based upon the best available information and certain assumptions that we believe to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Formas.

Adjustments included in the Pro Formas are based on items that are factually supportable and directly attributable to the Iglo Acquisition and Findus Acquisition. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Iglo Acquisition and Findus Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the enlarged group will experience after the completion of these acquisitions. The Pro Formas do not reflect the cost of any integration activities or benefits from the Iglo Acquisition and Findus Acquisition including potential synergies that may be derived in future periods.

Nomad’s historical financial statements and Iglo’s historical consolidated financial statements were prepared in accordance with IFRS. Findus’ historical consolidated carve-out financial statements were prepared in accordance with IFRS IASB.

The Pro Formas should be read in conjunction with:

•	Nomad’s audited consolidated financial statements and related notes as of and for the year ended March 31, 2015 as well as “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included elsewhere in this prospectus;

•	Nomad’s unaudited condensed consolidated interim financial statements and related notes as of and for the three months ended June 30, 2015, as well as “Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus;

•	Iglo’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2014, as well as “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included elsewhere in this prospectus;

•	Iglo’s unaudited condensed consolidated interim financial statements and related notes for the two and five months ended May 31, 2015, as well as “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus;

•	Findus’ audited consolidated carve-out financial statements included elsewhere in this prospectus; and

•	Findus’ unaudited condensed consolidated carve-out interim financial statements as of and for the nine months ended June 27, 2015.

NOMAD FOODS LIMITED

UNAUDITED PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Prepared in accordance with IFRS (€ in millions, except per share data)	Year ended March 31, 2015 Nomad	Year ended December 31, 2014 Iglo	Year ended September 30, 2014 Findus(2)	Adjustments	Pro Forma	Notes(4)
Revenue	—	1,500.9	634.0	—	2,134.9
Cost of sales	—	(970.9)	(487.2)	(1.2)	(1,459.3)	D

Gross profit	—	530.0	146.8	(1.2)	675.6
Other operating expenses	(0.7)	(254.2)	(93.6)	—	(348.5)
Founder Preferred Shares Annual Dividend Amount & Warrant redemption	(166.2)	—	—	—	(166.2)
Exceptional items	(0.7)	(52.9)	(9.0)	0.7	(61.9)	A

Operating profit/(loss)	(167.6)	222.9	44.2	(0.5)	99.0
Finance income	0.1	6.8	9.4	—	16.3
Finance costs	—	(297.0)	(30.5)	159.7	(167.8)	B, C, E

Net financing costs	0.1	(290.2)	(21.1)	159.7	(151.5)
(Loss)/profit before tax	(167.5)	(67.3)	23.1	159.2	(52.5)

Taxation	—	(41.8)	(4.9)	(13.2)	(59.9)	G
(Loss)/profit for the year	(167.5)	(109.1)	18.2	146.0	(112.4)

Weighted average number of ordinary shares	50,025,000				73,848,726	F
Net Loss per share	(3.35)				(1.52)

The accompanying notes are an integral part of these unaudited pro forma financial statements.

NOMAD FOODS LIMITED

UNAUDITED PRO FORMA STATEMENT OF INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015

Prepared in accordance with IFRS (€ in millions, except per share data)	Three months ended June 30, 2015 Nomad	Three months ended March 31, 2015 Nomad(1)	Five months ended May 31, 2015 Iglo	Six months ended March 28, 2015 Findus(2)	Adjustments	Pro Forma	Notes(4)
Revenue	102.8	—	640.3	314.9	—	1,058.0
Cost of sales	(95.9)	—	(417.9)	(244.0)	25.5	(732.3)	D

Gross profit	6.9	—	222.4	70.9	25.5	325.7
Other operating expenses	(18.9)	—	(109.5)	(47.1)	—	(175.5)
Founder Preferred Shares Annual Dividend Amount & Warrant redemption Amount	(348.6)	(143.8)	—	—	—	(492.4)
Exceptional items .	(20.9)	(0.6)	(84.3)	(4.2)	19.7	(90.3)	A

Operating loss	(381.5)	(144.4)	28.6	19.6	45.2	(432.5)
Finance income	0.9	—	2.0	4.0	—	6.9
Finance costs	(15.2)	—	(117.7)	(18.5)	77.2	(74.2)	B, C, E

Net financing costs	(14.3)	—	(115.7)	(14.5)	77.2	(67.3)
Loss before tax	(395.8)	(144.4)	(87.1)	5.1	122.4	(499.8)
Taxation	(0.7)	—	(40.9)	(1.4)	(5.4)	(48.4)	G

Loss for the year	(396.5)	(144.4)	(128.0)	3.7	117.0	(548.2)

Weighted average number of ordinary shares	89,935,672					113,759,398	E
Net Loss per share	(4.41)					(4.82)

The accompanying notes are an integral part of these unaudited pro forma financial statements.

NOMAD FOODS LIMITED UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2015

	As of June 30, 2015 Nomad	As of June 27, 2015 Findus(2)	Adjustments	Pro Forma	Notes(4)
Non-current assets
Goodwill	1,338.0	398.3	234.7	1,971.0	E
Intangible assets	1,344.1	17.3	(17.3)	1,344.1
Property, plant and equipment	269.2	118.0	—	387.2
Deferred tax assets	47.3	15.2	—	62.5

Total non-current assets	2,998.6	548.8	217.4	3,764.8

Current assets
Cash and cash equivalents	608.0	178.2	(145.0)	641.2	E
Inventories	212.3	90.9	—	303.2
Trade and other receivables	35.3	107.9	—	143.2
Tax receivable	—	1.4	—	1.4
Biological assets	—	3.3	—	3.3
Deferred borrowing costs	3.1	—	—	3.1
Derivative financial instruments	5.5	0.4	—	5.9

Total current assets	864.2	382.1	(145.0)	1,101.3

Total assets	3,862.8	930.9	72.4	4,866.3

Current liabilities
Bank overdrafts and other borrowings	478.8	0.6	62.8	542.2	E
Trade and other payables	298.4	169.3	—	467.7
Derivative financial instruments	2.9	0.9	—	3.8
Tax payable	17.3	5.1	—	22.4
Related party payables		205.5	(205.5)	—	E
Provisions	25.7	1.7	—	27.4

Total current liabilities	823.1	383.1	(142.7)	1,063.5

Non-current liabilities
Loans and borrowings	1,183.5	23.7	229.8	1,437.0	E
Employee benefits	110.0	62.6	—	172.6
Deferred tax liabilities	307.5	4.7	—	312.2
Trade and other payables	—	2.0	—	2.0
Provisions	—	1.4	—	1.4

Total non-current liabilities	1,601.0	94.4	229.8	1,925.2

Total liabilities	2,424.1	477.5	87.1	2,988.7

Net assets	1,438.7	453.4	(14.7)	1,877.4

Deficit attributable to equity holders
Share capital	—	—	—	—
Capital reserve	1,367.7	—	438.7	1,806.4	E
Founder preferred Shares	531.5	—	—	531.5
Translation reserve	92.3	—	—	92.3
Cash flow hedging reserve	(1.8)	—	—	(1.8)
Merger reserve	0.9	—	—	0.9
Accumulated deficit or net investment	(551.9)	453.4	(453.4)	(551.9)

Total shareholders’ equity	1,438.7	453.4	(14.7)	1,877.4

The accompanying notes are an integral part of these unaudited pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Basis	of Presentation

The unaudited pro forma condensed combined financial information set forth herein is based upon the historical financial statements of Nomad, Iglo and Findus and has been prepared to illustrate the effects of the Iglo Acquisition and the Findus Acquisition, in accordance with IFRS, as if they had occurred on January 1, 2014 in respect of the pro forma statements of income. In respect of the pro forma statement of financial position, the Findus Acquisition has been reflected as if it had occurred on June 30, 2015.

The historical financial statements of Nomad and Iglo have been prepared in accordance with IFRS.

1.	Basis of Presentation—Nomad

The unaudited information in relation to the three months ended March 31, 2015 has been extracted from the unaudited accounting records of the Company. It should be noted that the loss of €144.4 million of Nomad for the three months ended March 31, 2015 is also included in the year ended March 31, 2015 which is included in the pro forma statement of income for the year ended December 31, 2014. There was no revenue for this period.

2.	Basis of presentation—Findus

Findus’ historical consolidated carve-out financial statements were prepared in accordance with IFRS IASB and presented in Pounds Sterling. The unaudited information in relation to the six months ended March 28, 2015 has been derived from the unaudited accounting records of Findus.

Nomad has used the following historical exchange rates to translate Findus’ financial statements and to calculate certain adjustments to the pro forma financial statements from Pounds Sterling to Euros.

	Average	Closing
Year ended September 30, 2014	£1:€1.2201	n/a

Six months ended March 31, 2015	£1:€1.3054	n/a

As of June 30, 2015	n/a	£1:€1.4165

These exchange rates may differ from future exchange rates which would have an impact on the pro formas and would also impact purchase accounting upon consummation of the Findus Acquisition. As an example, utilizing the daily closing rate of £1:€1.3995 at August 13, 2015, the day of the signing of the option agreement, would increase the translated amount of net earnings attributable for the year ended September 30, 2014, the net earnings attributable for the six months ended March 31, 2015 and reduce the total assets as of June 30, 2015 by €2.9 million, €0.3 million and €11.2 million respectively.

The following table presents the results of operations of Findus translated into Euros at the applicable rate:

	Year ended September 30, 2014 Findus		Six months ended March 28, 2015 Findus
	£ in million	€ in million	£ in million	€ in million
Revenue	519.6	634.0	241.2	314.9
Cost of sales	(399.3)	(487.2)	(186.9)	(244.0)

Gross profit	120.3	146.8	54.3	70.9
Other operating expenses(i)	(80.7)	(93.6)	(39.3)	(47.1)
Impairment(i)	(3.4)	—	—	—
Exceptional items(i) .	—	(9.0)	—	(4.2)

Operating profit/(loss)	36.2	44.2	15.0	19.6
Finance income	7.7	9.4	3.1	4.0
Finance costs	(25.0)	(30.5)	(14.2)	(18.5)

Net financing costs	(17.3)	(21.1)	(11.1)	(14.5)
Profit before tax	18.9	23.1	3.9	5.1
Taxation	(4.0)	(4.9)	(1.1)	(1.4)

Profit/loss for the year	14.9	18.2	2.8	3.7

(i)	Impairments of £3.4 million, manufacturing rationalization of £1.6 million and £2.4 million of restructuring costs would be classified as exceptional items in the year ended September 30, 2014 in accordance with the accounting policies of Nomad and therefore these have been reclassified from Impairments or Other operating expenses to Exceptional items. In the six months ended March 28, 2015 £1.3 million of restructuring costs, £1.3 million in relation to an emissions permit penalty notification in Sweden and £0.6 million of manufacturing rationalization have been reclassified from Other operating expenses to Exceptional items.

The following table presents the statement of financial position of Findus translated into Euros at the June 30, 2015 closing rate of £1:€1.4165;

	As of June 27, 2015
	£ in million	€ in million
Non-current assets
Goodwill	281.2	398.3
Intangible assets	12.2	17.3
Property, plant and equipment	83.3	118.0
Deferred tax assets	10.7	15.2

Total non-current assets	387.4	548.8

Current assets
Cash and cash equivalents	125.8	178.2
Inventories	64.2	90.9
Trade and other receivables	76.2	107.9
Tax receivable	1.0	1.4
Biological assets	2.3	3.3
Derivative financial instruments	0.3	0.4

Total current assets	269.8	382.1

Total assets	657.2	930.9

Current liabilities
Trade and other payables	119.5	169.3
Tax payable	3.6	5.1
Loans and borrowings	0.4	0.6
Derivative financial instruments	0.7	0.9
Provisions	1.2	1.7
Related party payable	145.1	205.5

Total current liabilities	270.5	383.1

Non-current liabilities
Loans and borrowings	16.7	23.7
Employee benefits	44.2	62.6
Deferred tax liabilities	3.3	4.7
Trade and other payables	1.4	2.0
Provisions	1.0	1.4

Total non-current liabilities	66.6	94.4

Total liabilities	337.1	477.5

Net parent investment	320.1	453.4

3.	Significant non-recurring items included in the historical financial statements

•	Nomad—Movement in fair value of Founder Preferred Shares—During the year ended March 31, 2015 and the six months ended June 30, 2015, €165.7 million and €492.2 million, respectively, was expensed as a result of movement in the fair value of the Founder Preferred Shares Annual Dividend Amounts. Such expenses are non-recurring and are not directly attributable to the Iglo Acquisition and therefore no adjustment has been made for this expense.

•	Iglo—Iglo Group exceptional items are non-recurring and are as follows:

	Year ended December 31, 2014	Five months ended May 31, 2015
(€ in millions)
Exceptional items:

Net investigation of strategic opportunities and other costs	17.4	1.3
Costs related to long-term management incentive plans	16.7	22.9
Other restructuring costs	11.6	—
Cisterna fire net costs	5.5	1.3
Cost related to transactions	1.7	3.8	(i)
Adjustment to carrying value of intangible assets	—	55.0

(i)	€0.7 million of the acquisition related costs in the five months ended May 31, 2015 relate to the Iglo Acquisition and therefore have been adjusted in the Pro Forma Statement of Income.

•	Findus—In the year ended September 30, 2014, impairments of £3.4 million (€4.1 million) manufacturing rationalization of £1.6 million (€2.0 million) and £2.4 million (€2.9 million) of restructuring costs are non-recurring. In the six months ended March 28, 2015, £1.3 million (€1.7 million) of restructuring costs, £1.3 million (€1.7 million) in relation to an emissions permit penalty notification in Sweden and £0.6 million (€0.8 million) of manufacturing rationalization are non-recurring.

4.	Pro Forma Adjustments

A)	Transaction costs in relation to the Iglo Acquisition—Nomad recorded exceptional costs of €19.7 million and €20.0 million in the year ended March 31, 2015 and the six months ended June 30, 2015, respectively, for professional services and other costs incurred in connection with the Iglo Acquisition. As these expenses are non-recurring and directly attributable to the Iglo Acquisition, they have been excluded from the pro forma statement of income.

B)	Settlement of the Iglo Group’s shareholder loans payable to the previous owner—€1,084.0 million of the Iglo Group’s shareholder loan notes were repaid as part of the Iglo Acquisition. The adjustment reflects the reduction in finance costs of €134.3 million and €67.6 million in the year ended March 31, 2015 and the six months ended June 30, 2015, respectively, relating to the repayment of these shareholder loan notes.

C)	Repayment of the Iglo Group’s senior debt—In connection with the Iglo Acquisition and the amendment of certain terms of Iglo’s senior debt, €490.0 million of the Iglo Group’s senior debt was repaid on June 1, 2015. Estimated costs associated with the amendment of €5.4 million have been capitalized. The adjustment reflects the reduced interest expense in relation to the repayment offset by increased amortization of debt issuance costs which will have a continuing impact on the Company. This adjustment reduces finance costs by €36.8 million and €15.3 million in the year ended March 31, 2015 and the six months ended June 30, 2015, respectively.

D)	Preliminary allocation of the Iglo Acquisition purchase consideration—The Iglo Acquisition has been accounted for as a business combination using the acquisition method of accounting in conformity with IFRS. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimation of the fair value of Iglo’s assets acquired and liabilities assumed are preliminary as of June 30, 2015.

The estimated pro forma adjustments as a result of recording assets acquired and liabilities assumed at their respective fair values in accordance with IFRS are preliminary. The final valuation of acquired assets and liabilities assumed will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of Iglo’s tangible and identifiable intangible assets acquired and liabilities assumed. The final valuation of assets acquired and liabilities assumed may be materially different than the value of assets acquired and liabilities assumed resulting from estimated pro forma adjustments.

The fair values of our brands are reflected in our statement of financial position at June 30, 2015 and have been considered to have indefinite lives, with the exception of one brand with a fair value of €1.0 million which has a finite life of ten years. The amortization of the definite life intangible is not reflected in the pro forma statements of income as the impact was determined to be immaterial.

The estimated increase in fair value and weighted-average estimated useful life of identifiable tangible assets are estimated as follows, with the associated increased depreciation:

		Year ended December 31, 2014	Five months ended May 31, 2015
Estimated increase in fair value of Property, plant and equipment	€12 million
Weighted-average estimated useful life	10 years
Imputed additional depreciation charge		€1.2 million	€0.5 million

The estimated inventory step up of €26.0 million is the difference between the acquired inventories at cost increased to its estimated selling price, less the cost of disposal and a reasonable profit allowance for the selling effort (the “inventory step-up”). The inventory step-up was recognized into cost of sales based on normal inventory turns of one month; therefore in the six months ended June 30, 2015 it has resulted in increased cost of sales expense of €26.0 million. As this is a non-recurring expense which is directly attributable to the Iglo Acquisition, this has been adjusted from cost of sales in the six months ended June 30, 2015 pro forma statement of operations.

The adjustment to cost of sales in the year ended December 31, 2014 reflects the imputed additional depreciation charge of €1.2 million, and in the six months ended June 30, 2015, the adjustment reflects the imputed additional depreciation charge of €0.5 million, offset by the removal of the non-recurring inventory step up adjustment of €26.0 million.

E)	Findus Acquisition—Financing of Acquisition and Purchase Price Allocation

Nomad has entered into an Option Agreement to acquire the Findus Group for approximately £510 million, consisting of £400 million in cash and 8,378,380 of our ordinary shares. The June 30, 2015 closing rate of £1:€1.4165 and the share price at August 12, 2015 of $20.65 equates to a purchase consideration of approximately €722.4 million.

July 2015 Private Placement—In July, 2015 the Company issued 15,445,346 ordinary shares in a private placement at $20.75 per share. The Company raised gross proceeds of approximately $320 million, or €288.4 million based on a closing rate of €1:$1.1094 at June 30, 2015. Fees and expenses in relation to the offering were approximately €5.5 million. The weighted average number of shares in our earnings per share calculation has been adjusted for the July 2015 Private Placement in Note F) below.

The Findus cash consideration will be funded as follows:

	£ in millions	€ in millions	Interest expense in € millions
Cash consideration(i)	400.0	566.6
Cash consideration assumed to be paid out of cash and cash equivalents(ii)		281.6
Borrowings on Senior debt(iii)		285.0
Assumed interest rate(iv)		3.5%
Annual interest charge			11.4
Interest charge for six months			5.7

(i)	Cash consideration of £400.0 million translated at the closing rate as at June 30, 2015 of £1:€1.4165. A 10% increase/decrease in exchange rates would increase/decrease consideration and goodwill by €56.7 million.
(ii)	Cash and cash equivalents at June 30, 2015 was €129.2 million, net of overdrafts.
(iii)	Assumes a draw down on the existing Senior debt of €325 million, of which €285 million will be used to fund the acquisition including €8.1 million of issuance costs. The senior debt is assumed to be payable over five years and therefore €63.4 million is classified as current borrowings.
(iv)	To calculate the above interest expense, Nomad has utilized applicable rates as of June 30, 2015 which may differ from the rates in place when actually utilizing the facilities. A .125% change to the interest rate would result in a change in interest expense of approximately €0.4 million and €0.2 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.

In addition the Company expects to issue the Findus Consideration Shares, which involves the issuance of 8,378,380 ordinary shares at $20.65, representing an increase in capital reserves of €155.8 million.

In note F) below, the weighted average number of shares has been adjusted for the Findus Consideration Shares and the shares issued in the July 2015 Offering, assuming they were issued as at January 1, 2014 and together increased our weighted average number of shares by 23,823,726.

The Findus Acquisition will be accounted for as a business combination using the acquisition method of accounting. Therefore the assets acquired and liabilities assumed are recorded based on preliminary estimates in fair value. The actual fair values will be determined upon the consummation of the Findus Acquisition and may vary from those estimates. All amounts in Pound Sterling have been translated at the June 30, 2015 closing rate of £1:€1.4165. The company is still assessing the purchase price allocation and for the purposes of these pro formas, the company has assumed that book value approximates fair value.

The estimated purchase consideration, estimated fair values and residual goodwill are as follows:

(in millions, except share and share price amounts)		£ in millions	€ in millions
Total Nomad ordinary shares to be issued to Findus Seller	8,378,380
Nomad’s closing ordinary share price on August 12, 2015	$20.65
Total value of Nomad ordinary shares to be issued		110.0	155.8
Total cash consideration		400.0	566.6

Total purchase consideration		510.0	722.4

Allocation of purchase consideration net of cash acquired
Net book value of assets acquired		320.1	453.4
Less historical Findus goodwill and intangible assets		(280.1)	(415.6)
Less historical Findus cash		(125.8)	(178.2)
Less historical Findus borrowings not acquired, net (i)		17.1	24.3
Less historical related party payables not acquired, net (i)		145.1	205.5

Adjusted net book value of assets acquired		76.4	89.4

Goodwill			633.0

Findus historical goodwill			(398.3)

Adjustment to goodwill			234.7

(i)	Historical Findus borrowings and related party payables not acquired represent current borrowings of £0.4 million (€0.6 million), non-current borrowings of £16.7 million (€23.7 million) and related party payables of £145.1 million (€205.5 million).

A 10% increase/decrease in the Nomad ordinary share price on completion of the acquisition would increase/decrease the consideration and goodwill by €15.6 million. Using the share price at October 22, 2015 of $14.61 would decrease consideration and goodwill by €45.6 million.

F)	Weighted average number of shares used in our Earnings per share calculation - In July 2015 the Company issued 15,445,346 ordinary shares in a private placement. Additionally the Company expects to issue the Findus Consideration Shares, which involves the issuance of 8,378,380 ordinary shares at $20.65

The weighted average number of shares has been adjusted for the Findus Consideration Shares and the shares issued in the July 2015 Offering, assuming they were issued as at January 1, 2014 and increased our weighted average number of shares by 23,823,726.

In addition, assuming we settled our Founder Preferred Shares Annual Dividend Amount in equity, as of June 30, 2015, our weighted average ordinary shares would increase by approximately 21.8 million shares.

After giving effect to these items, our pro forma ordinary shares outstanding would be as follows:

(in millions)
Ordinary shares outstanding June 30, 2015	154.3
Ordinary shares issued in July placing	15.4
Ordinary shares to be issued in Findus Acquisition	8.4
Pro Forma ordinary shares issued in relation to Founder Preferred Share Dividend Amount	21.8

199.9

G)	Taxation—The tax effect of the adjustments are calculated at the Company’s effective UK tax rate of 21.5% as adjusted for non-deductible interest and disallowable costs associated with the Iglo Acquisition.

Further notes:

1.	Cost of sales for the six months ended June 30, 2015 are reduced by €25.5 million and are adjusted to remove the inventory step up of €26.0 million and offset by increased depreciation of €0.5 million.

2.	Interest costs for the year ended December 31, 2014 are reduced by €159.7 million and are adjusted for remove interest of €134.3 million in relation to shareholder loan notes repaid as part of the Iglo Acquisition (Note B) and €36.8 million in relation to repayment of senior debt as part of the Iglo Acquisition (Note C) and increase interest expense of €11.4 million in relation to new debt drawn in relation to the Findus Acquisition (Note E).

Interest costs for the six months ended June 30, 2015 are reduced by €77.2 million and are adjusted for remove interest of €67.6 million in relation to shareholder loan notes repaid as part of the Iglo Acquisition (Note B) and €15.3 million in relation to repayment of senior debt as part of the Iglo Acquisition (Note C) and increase interest expense of €5.7 million in relation to new debt drawn in relation to the Findus Acquisition (note E).

3.	Cash and cash equivalents as of June 30, 2015 is reduced by €145.0 million and are adjusted (as disclosed in Note E) for the proceeds of the July 2015 offering of €282.9 million, proceeds from our assumed borrowings on senior debt, net of issuance costs of €8.1 million, of €316.9 million less cash consideration of €566.6 million in relation to the Findus Acquisition and adjustment for the Findus cash not acquired of €178.2 million.

4.	Non-current borrowings as of June 30, 2015 is increased by €229.8 million to reflect (as disclosed in Note E) the non-current portion of senior debt drawn to fund the Findus Acquisition, net of debt issuance costs, of €253.5 million less €23.7 million of Findus debt not acquired.

5.	Current borrowings as of June 30, 2015 is increased by €62.8 million to reflect (as disclosed in Note E) the current portion of senior debt drawn to fund the Findus Acquisition, net of debt issuance costs, of €63.4 million less €0.6 million of Findus debt not acquired.

6.	Capital and reserves as of June 30, 2015 increased by €438.7 million to reflect (as disclosed in Note E) the July 2015 private placement of €282.9 million and €155.8 million in relation to the issuance of the Findus Consideration Shares.

INDUSTRY

Certain information set forth in this section has been derived from external sources, including reports by AC Nielsen, Euromonitor, Eurostat, IPSOS ASI, IRI, IGD, Kantar Worldpanel and Rainmaker. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of the information contained in industry publications is not guaranteed. We have not independently verified the information.

The forward looking statements in this section are not guarantees of future performance, and actual events and circumstances could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Market share data presented in this section are measured by retail sales value.

Frozen Food Market

We operate in the frozen food market selling our products primarily to large grocery retailers in the United Kingdom, Germany and Italy. Our products are also sold in Austria, Belgium, France, Greece, Ireland, Portugal, The Netherlands, Russia, Switzerland, Hungary and a number of Central and Eastern European countries. We specialize in the manufacture of frozen food products predominantly in the fish, vegetable and poultry categories.

The frozen food market is served by a number of national and international producers within single or multiple product categories. We face competition at a category level from both branded and private label frozen food products. Due to the distinct nature of the frozen food business, entry into the frozen food market in general, and the branded segment in particular, requires specialized manufacturing, logistics and distribution functions, and more importantly the cost of building brand health, brand awareness and consumer trust.

Consumers increasingly prefer products that allow them to prepare meals quickly and with confidence, and expect products to be healthy and a good value. In addition consumers are increasingly focused on reducing food waste. Frozen food products can have all of these characteristics. They are easy to prepare, they reduce the need for artificial preservatives, they are often better value for their money than chilled alternatives and they reduce waste due to the long shelf life, and ease of portionability.

We define frozen food as any type of food that has been frozen, excluding ice cream. The total frozen food market in Western Europe is estimated to have generated approximately €28 billion in retail sales value for the year ended December 31, 2014. As set out in the figure below, our key markets accounted for approximately 55% of the total Western European frozen food market measured by retail sales value in 2014.

Western European Frozen Food Market Size by Country (2014)

Source: Euromonitor data.

(1)	Market value at retail sales value at current prices converted to Euros at fixed 2014 exchange rates.

Over the last five years, notwithstanding the negative macro-economic environment, based on Euromonitor statistics, sales of frozen food in Western Europe have still exhibited average annual growth of 1.5%. In addition, the amount of space that frozen food as a category has within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf stable parts of the retailer.

Western European Frozen Food Market (Size by Retail Sales Value and Growth) by Category

Source: Euromonitor.

(1)	Excludes ice cream.

Market Trends

The following trends in consumer preferences affect and will continue to affect the frozen food market:

Speed and Ease of Preparation

The time available for home meal preparation has been reduced due to increasingly busy lifestyles, longer working hours, and increased numbers of households where the primary caregiver also works outside the house. Frozen food addresses the need for speed and ease of food preparation by being readily available when needed and easy to keep. It also has a comparatively long shelf life, thereby minimizing shopping frequency.

Natural Products

Freezing is a natural preservative, reducing the need for artificial additives and preservatives. Natural ingredients, as well as trust and transparency with respect to ingredients, are becoming increasingly relevant to modern consumers, as evidenced by the popularity of labels such as “natural”, “free range”, “organic” and “additive free”. Freezing processes enable nutrients and vitamins to be locked in prior to transportation, providing nutritional delivery on a par with, or better than, fresh or chilled food products.

Sustainability

Growing concerns around security of food supply, as well as a major focus on the environmental impact of food production, have led consumers to increase their demands for sustainably sourced and produced food.

Health and Wellness

Consumers are increasingly focused on health and wellness, and increasingly desire a balanced and nutritious diet. Our largest product categories (by sales) are generally recognized as “good for you” categories and are an integral part of a healthy balanced diet. For example, fish is high in Omega 3 and low in fat, calories and cholesterol. Vegetables provide essential vitamins for a healthy diet, as is evidenced by programs initiated by various governmental organizations across the EU encouraging vegetable consumption. Poultry is rich in protein, a good source of vitamin B3, and lower in saturated fats than beef and pork.

Minimizing Waste

Frozen food minimizes waste at all points in the supply chain. For instance, retailers can keep frozen food on their shelves for relatively long periods, which helps optimize their supply requirements and prevents the waste of food not immediately sold, which is a challenge in fresh and chilled categories. In addition, consumers can easily portion frozen food and keep food stored that they do not immediately require, which results in less food waste.

Product Innovation

Innovation is key to success in the branded frozen food market. Producers must continually introduce product innovations. These may include the introduction of completely new products, roll outs of existing products in new markets, re-launches of existing product ranges or extensions to existing product lines. Innovations enable branded frozen food producers to introduce higher value and higher margin product mixes, and also to maintain an ongoing level of “newness” in the category. In addition, continuous innovation is important to stay ahead of private label competition, which generally competes on price and less on product novelty, and to offset pressures from trade terms and raw material price inflation.

Advertising and Promotion

Advertising and promotions (“A&P”) is a key factor in selling branded consumer goods and is used to increase consumer awareness of the benefits of the product category, to continually refresh awareness of established brands and support product innovation. While A&P spend in the frozen food business helps differentiate branded products from private label offerings, retailers encourage A&P by branded producers as it tends to increase overall sales and drive traffic in the frozen food aisles of supermarkets. The principal medium for advertising in the frozen food industry is television. However, over time, it has become increasingly important to advertise across various forms of digital media as well.

Category Captaincy

The concept of “category captaincy” is becoming more established in the frozen foods category. The “category captain”, typically a leading branded supplier, has regular, close contact with the retailer and is expected to invest in the strategic development of a category in cooperation with the retailer. The category captain benefits from its increased influence with the retailer, which frequently translates into an increased share of shelf space and more favorable positioning of the category captain’s products relative to the competition. The retailer benefits because the category captain can increase sales volume and profitability of that category for the retailer.

Online Channel

The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.

Key Markets

United Kingdom Frozen Food Market

The United Kingdom is the second largest frozen food market in Western Europe, estimated at 21% of the total Western European frozen food market measured by retail sales value for 2014. Overall, sales of frozen food in the United Kingdom have grown on average 1.7% per year over the last five years. This level of growth is marginally higher than the overall Western European frozen food market.

German Frozen Food Market

Germany is the largest frozen food market in Western Europe, estimated at 24% of the total Western European frozen food market. From 2008 to 2014, the frozen food market in Germany grew on average 1.2% per year. The retail grocery market in Germany is characterized by the strength of the discount channel which had a frozen market share of 49% in 2014.

Italian Frozen Food Market

Italy is the fourth largest frozen food market in Western Europe, estimated at 11% of the total Western European frozen food market. From 2008 to 2014, the frozen food market in Italy grew on average 1.9% per year. From 2011 to 2014, the Italian frozen food market still exhibited positive growth of 1.9% per year, despite strong macroeconomic headwinds and a period of austerity in the Italian economy.

Competition

The frozen food market in Western Europe is highly fragmented, with the top ten branded participants accounting for approximately one-third of the total frozen food market, based on Euromonitor. In addition, it is mainly served by single market or single category market participants. Global food producers have a smaller presence in the frozen food segment in Western Europe than in other food categories, which we believe creates the opportunity for further consolidation of the segment. We face competition at a category level from both branded and private label frozen food products as well as more generally from restaurants, takeaways, chilled food and other types of products and formats. Our main branded competitors include the Findus Group (which offers frozen food products under the Findus brand in France, Scandinavia and several other countries, and under the Young’s brand in the United Kingdom, as well as a sizeable private label business providing frozen and chilled food products), Dr. Oetker, Nestlé and McCain.

Western European Frozen Food Market Share (based on retail sales value 2014)

Source: Euromonitor.

We have leading market shares across our key markets and in several other markets across Europe.

In 2014, the market share of private label products in our main categories equaled 54%, 63% and 32% in the United Kingdom, Germany and Italy, respectively, while the market share of our products in our main categories equaled 29%, 19% and 31% in the United Kingdom, Germany and Italy, respectively. The mix of private label and generally higher margin branded products can be affected by general economic conditions, the size of the discount retail channel, the level of promotional activity in connection with branded products, the quality of innovation by branded producers and the effectiveness of consumer advertising strategies.

On a category level in Western Europe, we maintain a market leadership position among the branded frozen food producers within our main product categories. The majority of our competitors are focused either on one market, one product category or one distribution channel. Based on the AC Neilsen and IRI data, for the year ended December 31, 2014, we had an average market share of approximately 25% by retail sales value in our key markets with respect to our main product categories.

BUSINESS

Our Company

We are the leading manufacturer and distributor of branded frozen foods in Western Europe based on net sales value. Our products are sold primarily through large grocery retailers under the brand “Birds Eye” in the United Kingdom and Ireland, “Iglo” in Germany and Continental Europe and “Findus” in Italy and San Marino. In 2014, we had a 25% average market share for our main product lines in the United Kingdom, Germany and Italy. Our brands are household names with long history and local heritage in their respective markets. According to independent market research conducted in 2014 by IPSOS ASI, spontaneous brand awareness for our products was 87%, 78% and 93% in the United Kingdom, Germany and Italy, respectively.

We were incorporated with limited liability under the laws of the British Virgin Islands on April 1, 2014 under the name Nomad Holdings Limited. Nomad was formed to undertake an acquisition of a target company or business. We completed our initial public offering in the United Kingdom on April 15, 2014, raising net proceeds of approximately $500 million and were listed on the LSE.

On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited, a leading frozen food company in Europe for €2.6 billion, and subsequently changed our name to Nomad Foods Limited.

The Iglo Group traces its roots back to the 1920s when Clarence Birdseye patented the Birds Eye Plate Froster for freezing fish. After the acquisition of the Birds Eye patents by General Foods in the 1930s, the Birds Eye brand was launched. In the 1940s, Unilever acquired the rights to the Birds Eye brand throughout the world, except for the United States, and in the 1950s Birds Eye became 100% Unilever owned. The Iglo brand was launched in Belgium in 1956 and was introduced by Unilever in Germany in 1961. In the 1960s, Unilever acquired the Findus brand in Italy and San Marino. In 2006, the Permira Funds acquired the Birds Eye and Iglo brands and frozen foods businesses from Unilever, which, at the time, retained the Italian frozen food business under the Findus brand. Following the buyout, the Iglo Group refocused its business on its main product categories, initiated improvements in its supply chain and implemented cost savings. In October 2010, the Iglo Group acquired C.S.I. Compagnia Surgelati Italiana S.p.A., the owner of the Findus brand in Italy and San Marino, from Unilever.

On August 13, 2015, we entered into an Option Agreement pursuant to which we will be obligated, at the option of the Findus Seller, to purchase the Findus Group which comprises the continental European businesses of the Findus Parent in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa and La Cocinera brands for approximately £500 million. Findus is a leading frozen food company in continental Europe with approximately 1,500 employees and revenues for the fiscal year ended September 30, 2014 of approximately £520 million. We believe this transaction will enable us to move forward with a well-known, unified Findus brand, and together with the strong Iglo platform, will further our efforts to drive innovation, introduce new meal options, and conduct marketing initiatives aimed at bringing more consumers across Europe to the frozen foods aisles. In addition, the geographic footprint of the operations included in the Findus Acquisition complements and extends our footprint throughout Europe.

Our Strategy

We intend to grow our business profitably and create shareholder value through the following strategic initiatives:

Build an integrated group of best-in-class food companies and brands within existing and related food categories and expand our geographic footprint through strategic acquisitions.

Our goal is to transform our company into an integrated best-in-class, global manufacturer, marketer and distributor of food products, within and outside of the frozen food category and the broader food sector. We believe there are significant growth opportunities in the European and North American markets and that the Iglo Acquisition provides, and the Findus Acquisition will provide, a strong platform on which to grow our business and expand and enhance our market share in the food industry in key geographic markets.

Leverage our acquisition expertise, strong management team and access to capital to identify and evaluate attractive growth opportunities.

Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complimentary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value.

Aligning our business with consumer preferences.

Our goal is to create and acquire food businesses and brands that strongly align with consumer needs and preferences, that have high growth and margin potential and that leverage our existing portfolio of brands. For example, in order to fully leverage the value of our Findus brand, which we currently own in Italy, we are party to an agreement to acquire the Findus, Lutosa and La Cocinera brands in their respective markets. We believe the Findus Acquisition will allow us to consolidate and expand this well-known and highly regarded brand and to maximize the returns on our portfolio of products.

Enhancing product innovation.

We place a strong emphasis on innovation. We operate one central “Innovation and Growth Board” which ensures that all innovations address well established market needs and margin targets. The key pillars of our innovation strategy are to develop large platforms which can be scaled across our markets to meet consumer needs across all meal occasions. Recent examples of this are the “Inspirations” platform, which is intended to offer evening meals with wide ranging appeal that can be eaten every day, and the “SteamFresh” platform, which is intended to offer easily prepared meals using steaming quality to enhance the natural taste, such as “Rice Fusions” and “Vegetable Fusions” varieties of products.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Market leader with solid European platform and strong acquisition opportunities

As the leading branded frozen food producer in Western Europe based on net sales value, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.

Experienced management team and Board with a proven track record

Our management team has extensive experience in the food industry and other fast moving consumer goods markets. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully acquiring and managing consumer businesses.

Effective brand equity strategy to leverage and expand well-known brands

Our brands are household names with long histories and local heritage in their respective markets. We have centralized our marketing efforts to ensure that we fully leverage the goodwill of our existing brands, that our brand positioning strategy aligns with consumer preferences and that we create high-impact marketing programs that build brand awareness and loyalty.

Commitment to innovation and research and development

We have increased our investment in market research to ensure that the products we launch or acquire address well established or on-trend market needs. In order to ensure the development and acquisition of products that fit this criteria, we have implemented a structured process through which we take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation.

Our Business

We are the leading branded frozen food producer in Western Europe in terms of net sales value. Our key markets collectively represented approximately 55% of the total Western European frozen food market (in terms of retail sale value) and were the source of 81% of our revenue in 2014. We have leading market share in the fish, vegetables and poultry industry market segments (our largest categories by net sales) in our key markets (except with respect to poultry in Germany and Italy) and in several other markets across Europe. We also sell our products in Austria, Belgium, The Netherlands, France, Greece, Hungary, Ireland, Portugal, Russia, Slovenia and Switzerland.

Sales of our branded products accounted for 97.6% of our revenue in 2014, of which 80.7% came from our fish, vegetables and poultry categories. Our brands are household names with long histories and local heritage in their respective markets. Our master brand strategy focuses on continued flow of innovation and consistent advertising formats across the products and markets in which we operate, with consistent brand positioning, identity, logo, packaging and selling lines.

We have an efficient and centralized supply chain which is closely aligned with our geographic footprint, allowing us to optimize our supply arrangements and reduce distribution costs. We operate four manufacturing plants, one in the United Kingdom, two in Germany and one in Italy, and five primary distribution centers in our key markets and nine in total. We manufacture most of our products but outsource certain manufacturing processes, such as the processing of certain vegetables as well as most complete meal products. In addition, our packaging and distribution functions are largely outsourced.

Our Brands

Birds Eye

Our Birds Eye branded products are marketed in the United Kingdom and Ireland and include a diverse range of products such as frozen fish, shrimp, vegetables, prepared vegetables, chicken, red meats, rice, pies, potato products, meals and desserts. Our Birds Eye products generated €539.2 million of revenue for the year ended December 31, 2014.

Iglo

Our Iglo branded products are marketed primarily in Germany and other continental European countries and are comprised of a large variety of products such as fish, poultry, vegetables (mainly peas and spinach), red meat, pasta and ready meals. Our Iglo products generated €517.1 million of revenue for the year ended December 31, 2014.

Findus

Our Findus brand offers a variety of products geared towards the Italian market, including frozen fish, vegetables, poultry, meals, pasta, potato, shell fish, shrimp, red meat and pizza products. Our Findus products generated €428.3 million in revenue for the year ended December 31, 2014.

Pursuant to our master brand strategy, we advertise our Birds Eye, Iglo and Findus brands with a consistent logo, package design and advertising strategy and we advertise only one of the Birds Eye, Iglo or Findus brands in each country where we market our products. In certain cases, we sell our products under a descriptive name, such as “Field Fresh” or “Sofficini”. However, in each case, the Birds Eye, Iglo or Findus brand are kept clearly visible in line with our master brand strategy.

According to independent market research by IPSOS ASI in 2014, each of our brands enjoys 87%, 78% and 93% spontaneous brand awareness in the United Kingdom, Germany and Italy, respectively, and a number one position relative to other frozen food brands in terms of consumer awareness in those markets. In addition, our products are highly recommended by consumers in our key markets, as evidenced by their rankings of first (in the United Kingdom and Germany) and second (in Italy) in brand health relative to other frozen food brands according to an IPSOS ASI market research report.

Customers

Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape.

In the United Kingdom, the food retail industry is highly concentrated and, accordingly, large supermarket chains such as Tesco, Asda, Sainsbury’s and Morrisons are our largest customers. Our top five customers in the United Kingdom accounted for 79.2% of our revenue in that market for the year ended December 31, 2014.

Our customers in Germany include the country’s leading hypermarket and supermarket operators, such as EDEKA, REWE, Metro and Kaufland, and discount retail outlets such as Lidl. Our top five customers in Germany accounted for 91.4% of our revenue in that market for the year ended December 31, 2014.

In Italy, our largest customers include retailers such as Coop, Conad, Carrefour and Esselunga. Given the fragmented nature of the Italian retail landscape, our top six customers in Italy accounted for 40.2% of revenue in that market for the year ended December 31, 2014.

The majority of our sales are to traditional retailers and we expect this channel to remain our most significant channel for the foreseeable future. We partner with traditional retailers when we identify commercial or marketing opportunities that can be of interest for both businesses. We continue to review the presence and impact of the discounter channel in each of our key geographic markets and will pursue selected, profitable opportunities to increase our presence in the discounter channel.

We are also increasing our investment in online sales (sales made through retailers’ online platforms) including appointing a head of digital sales. We believe that the online sales channel provides an opportunity to help grow our share of food purchases, since frozen consistently ranks highly in terms of indices monitoring groceries bought online (including by a factor of 117% in the United Kingdom). In the United Kingdom, our online sales channel has been delivering double digit growth since 2011.

The United Kingdom has the highest online penetration of the grocery market in Europe and as a result, we have selected it as our pilot market for our new online sales strategy. Frozen food typically commands a higher share of United Kingdom grocery sales online than it does in the physical store due to consumers’ trust in the frozen delivery chain of retailers and the removal of certain barriers to purchase (e.g. cold aisle). As part of our pilot initiative, we are experimenting with a variety of ways of engaging with consumers, including online promotions, adverts and meal planners. In 2014, approximately 6% of our expenditure on media was allocated to support digital marketing; in the United Kingdom, this accounted for 15% of our media spend. Our sales through online channels in the United Kingdom for the three months ended June 30, 2015 were 13% higher than over the same period in the prior year.

Sales, Marketing and Pricing

We maintain sales teams in each of our key markets and all other markets in which our products are sold with the exception of the Central and Eastern Europe markets where we operate via a distribution model. Our sales force is resourced to provide good store coverage. We are the “category captain” for several leading supermarkets in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in the United Kingdom, Germany and Italy in order to increase traffic and sales. Most recently, we are developing our “Perfect Store” concept which focuses on improving a consumer’s in-store environment through presentation, layout and signage.

Our brand equity strategy aims to further increase brand awareness by focusing on consistent advertising formats across the products and markets in which we operate, with consistent brand positioning, identity, logo, packaging and selling lines. In this connection, we have appointed one global agency for communications and media and have increased our digital presence. We also introduced a new logo and packaging design language in 2014 and are shifting the way we advertise our products to focus more on how our products create enjoyable meal times. For the three years ended December 31, 2014, we spent approximately €310 million on advertising and promotion.

Product Innovation

We place a strong emphasis on product innovation. We have increased our investment in market research to ensure that the products we launch address well established market needs. In addition, we have sought to implement a structured stage gate process through which we take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation.

We operate one central “Innovation & Growth Board” which is responsible for reviewing and approving innovations across the Company. Our research and development team is also centralized, allowing us to leverage our research and development investment across our markets, thus maximizing our ability to generate successful innovations efficiently.

We are focused on developing a small number of large innovation platforms, rather than many small innovations. Large platforms can be supported with sales and marketing more efficiently than many small innovations, and can be rolled out efficiently across our markets. A recent example of this is our “Inspirations” platform, which was designed to offer enjoyable meal times with wide ranging appeal that can be eaten every day. The platform was launched in the United Kingdom in 2014, with new fish (“Fish Chargrills”) and chicken (chicken filled with sauce) products. Going forward, we intend to roll a number of existing products into this platform, such as “Bake to Perfection” fish and our “Fish Fusions” range of products. We launched another of our large innovation platforms, “SteamFresh”, in the last quarter of 2014, which offers easily prepared meals using steaming quality to enhance the natural taste, and included changes to the “Rice Fusions” and “Vegetable Fusions” products as well as the introduction of new pasta variants. We plan to progressively roll these platforms out across other group markets with minimal additional development costs.

As part of our strategy review in 2013 we undertook a consumer study focusing on behaviors in purchasing and preparing food. This study highlighted four criteria on which consumers make meal choices: speed of preparation, confidence in preparation, ease of availability and taste. During 2013, we realigned our research and development function to reflect the way consumers purchase food, by meal occasion rather than by ingredient. By focusing on innovation that provides great tasting, nutritious and responsibly sourced food across different meal occasions, we intend to grow our share of overall food consumption in Europe.

Strict criteria are applied throughout the development process to ensure that the new platforms meet our margin hurdle rates. For example, we have strict testing benchmarks which all innovations must meet before proceeding to further stages of product development.

Manufacturing

We own and operate four large scale manufacturing facilities which are located in Lowestoft (United Kingdom), Bremerhaven (Germany), Reken (Germany) and Cisterna (Italy). These facilities produce approximately 400 kilotonnes of frozen product per year, representing over 80% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have invested in new automated lines, such as fish fingers, poultry and spinach lines and because our plants are well invested and maintained, our capital expenditure requirements have been low.

Although capacity differs per product line and facility, we estimate that we have sufficient spare capacity available to accommodate future growth in our main product categories and as necessary to accommodate the seasonal nature of some of our products, particularly vegetables. As part of our “right sizing the business” initiative we closed our plant in Hull (United Kingdom) in 2007 to reduce overcapacity, outsourced our United Kingdom pea processing, and transferred manufacturing of certain icon products, such as fish fingers, to our Bremerhaven and Lowestoft facilities. Other activities, such as the production of ready meals in the United Kingdom and Austria and manufacturing of packaging materials, are outsourced to local third parties.

Procurement

Our procurement functions are structured around primes (materials used in manufacturing which form a part of the end product, such as fish, vegetables, meat, other ingredients and packaging), non-production items (items purchased and services used to design, market and distribute the product, such as logistics, operations, including maintenance, sales and marketing) and co-pack (finished products bought from third parties, such as most vegetables other than peas and spinach).

We have an efficient and centralized supply chain which is closely aligned with our geographic footprint, allowing us to optimize our supply arrangements and reduce distribution costs. We operate a centralized procurement function, with all procurement of primes and the majority of non-production items and co-pack procurement activities centralized to maximize scale efficiencies. During the year ended December 31, 2014, we spent €1.0 billion on procurement (excluding company movements), with approximately 53% of this spend related to expenditure on primes.

We operate a global sourcing platform. Fish is sourced mainly from the United States, Russia and China, vegetables are sourced predominantly from Europe and poultry is sourced largely from South America (but also from Thailand and Eastern Europe). We have contracts in place with pea and spinach growers and third party pea processors in regions close to the location of pea growers. In addition, we utilize various co-pack suppliers for vegetables other than peas and spinach. The contract terms we enter into with various suppliers differ extensively with respect to length and provisions. Some of our contracts can be terminated by the supplier giving notice within a certain period and some contracts restrict us from using other suppliers. In addition, a number of our supply contacts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership.

We aim to maintain an appropriately diverse supplier base to safeguard the security of our supply of raw materials as well as enhance the quality and sustainability of such materials, while also delivering competitive pricing. Our top ten suppliers of our raw materials and packaging account for approximately 40% of our total spend on raw materials, with the remaining 60% being provided by almost 600 vendors.

We segregate vendors into “strategic” and “tactical” categories based on criteria such as bargaining power or opportunistic procurement. On that basis, we have identified a number of strategic suppliers with whom we maintain close relationships, particularly in relation to main product categories for which security of supply is critical. Raw materials are mostly directly shipped to our manufacturing facilities in the United Kingdom, Germany and Italy.

We limit our exposure to price increases of raw materials by contractually securing prices for periods ranging from one month to a full year. Prices of raw materials that are harvested annually are generally fixed for a full year. Prices for certain other products, such as fish, dairy products and potatoes, are fixed for several months in line with industry practice.

Logistics

Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third party providers of services (such as transport). We outsource the majority of our distribution processes to third parties. For the year ended December 31, 2014 distribution costs were €58.3 million. Our distribution network is well consolidated and aligned with our manufacturing footprint in the United Kingdom, Germany and Italy, with the majority of the sales volumes in each of these key markets being produced locally. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the United Kingdom, Reken in Germany and Vitulazio, Latina and Parma in Italy.

We have more complex distribution arrangements in Italy than in other markets due to the fragmented nature of our Italian customer base, which includes approximately 32,000 small retail outlets serviced through a point to point van based delivery model with short lead times. Our distribution centers in Italy store finished products and distribute products directly to customers and nine secondary depots which are primarily used to supply the retail outlets. Due to the complexity of our Italian customer base, the Findus Italy distribution chain is shared with Unilever’s ice cream business, which has a seasonality that is complementary to ours, and provides certain cost synergies. Our arrangement with Unilever is governed by a distribution agreement entered into with Unilever as part of the acquisition of Findus Italy in 2010. Either party may terminate the agreement at any time without penalty with 24 months’ notice. The agreement was renegotiated in 2014 and expires on December 31, 2018. Approximately 2% of our Italian customer base is located in remote regions in which we use other logistics networks. As a consequence of the route to market, distribution costs in Italy are significantly higher than in the United Kingdom and Germany.

Seasonality

Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our retailers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest, and as a result, we require more working capital during those months.

Corporate Social Responsibility

We operate a Corporate Social Responsibility program which is an important part of our brand positioning. It captures our commitment and vision of the role that we must play in bringing food to our consumers while tackling fundamental challenges in our environment and society. There are 3 primary focus areas:

•	Reduction of food waste. Frozen food can offer a more sustainable food choice because it can cut food spoilage and food waste due to the inherent portion control that is derived from an extended shelf-life.

•	Healthier meal choices. Our product innovations will help consumers make healthier meal choices.

•	Responsible sourcing. Our food products will be responsibly sourced and prepared.

Fisheries

We have continued a long-term leadership position to pioneer the certification of global sustainable fisheries. Our Sustainable Fisheries Development Policy requires us to use the world’s most robust independent sustainable fisheries verification process, the Marine Stewardship Council standard.

It is our policy to only source farmed seafood from responsibly managed farms which operate to independent third party standards such as the Global Aquaculture Alliance (GAA), GlobalGAP and Aquaculture Stewardship Council standards.

Agriculture & Vegetables

Together with over 480 growers, we currently manage approximately 12,000 hectares of land and our standards match or go beyond those required by most agricultural assurance schemes.

Our peas and spinach operations are independently audited and meet ISO 14001 (environmental management standard), and LEAF for the United Kingdom and GlobalGAP (Good Agricultural Practice) respectively.

Our Agricultural Code of Practice requires us to produce crops with high yield and nutritional quality, while keeping resource demands as low as possible, thus minimizing adverse effects on soil fertility, water, air quality and biodiversity.

Poultry

All of our poultry is responsibly sourced from suppliers that have a vertically-integrated supply chain, enabling us to operate a Poultry Code of Practice under closely monitored conditions which covers feed, animal medicines usage, welfare, social standards, waste, and water and energy management.

Property and Plant

The following table sets forth information on the main properties used by us in our business:

Facility	Purpose	Production capacity	Freehold/ Leasehold
Lowestoft	Poultry and meat manufacturing	121kT volume per year	Mixed
Bremerhaven	Fish manufacturing	95kT volume per year	Leasehold
Reken	Distribution/vegetable manufacturing	83kT volume per year	Freehold
Cisterna	Mixed manufacturing	87kT volume per year	Freehold

We also own the site of our former manufacturing facility at Hull (the United Kingdom).

Information Technology

Our IT systems are of key importance to our business and in particular to our general operations and logistics functions and associated management reporting. A single SAP tool is the primary business software to support all our operations and management reporting across 10 countries and our four plants.

Since 2012, we have invested significantly in our IT capability with approximately €7 million spent on major projects including a global PC refresh program and supporting infrastructure, improved financial and promotions management and reporting and United Kingdom harvest capability. We have also made other investments in infrastructure and enterprise business applications.

The ability to integrate potential new businesses quickly with little or no adverse business impact, while maintaining the low cost of ownership, is a fundamental requirement of our IT strategy. The design of our IT landscape allowed us to successfully integrate the acquired Findus Italy business in less than one year. Additionally, we utilize an outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.

Intellectual Property

Maintaining adequate brand protection is of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with nearly 1,000 trademarks across all of our markets. The majority of our trademarks are owned by Iglo Foods Group Limited. The Findus trademarks in Italy are owned by a wholly owned subsidiary, C.S.I. Compagnia Surgelati Italiana S.p.A. The Iglo Group’s intellectual property is managed centrally within the Iglo Group, and we work closely with a third party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.

We own national trademarks for our Birds Eye brand in the United Kingdom, Ireland, other parts of Europe outside the European Union, parts of the Middle East, Asia and Africa. For historic reasons, the Birds Eye trademark is owned by third parties in North America and Australia.

We own a Community Trademark for our Iglo brand in the European Union and national trademarks in other parts of Europe outside the European Union, Australasia, Israel, Saudi Arabia, parts of Asia, the United States, South America and Africa. We have trademark applications pending for the Iglo brand in, among others, Canada, India and Brazil. We only own the Findus trademark rights for Italy and San Marino. The Findus trademark is owned by third parties in other countries, in particular the United Kingdom, France, Scandinavia and Switzerland.

Material Contracts

Each material contract to which the Company has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to the registration statement to which this prospectus is a part and is summarized elsewhere herein.

Employees

As of June 30, 2015, we had approximately 2,800 employees, with such workers being supplemented with temporary staff during peak periods. Approximately 60% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. As of June 30, 2015, we had approximately 960 employees in the United Kingdom, approximately 1,170 employees in Germany, and approximately 470 employees in Italy. Following are the number of employees by region for the last three years:

Employees	2014	2013	2012
United Kingdom	860	825	807
Germany	1,264	1,359	1,359
Italy	458	467	598
Total	2,694	2,751	2,974

Labor Relations

A substantial number of our employees are members of trade unions in the United Kingdom, Germany or Italy. In total, approximately 51% of our employees are members of a trade union. In the United Kingdom we have relationships with the trade unions Unite and GMB. In Germany, our trade union relationships are with NGG, and in Italy our trade union relationships are with FLAI CGIL, FAI CISL, UILA UIL and UGL. Our plants are all governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.

Pensions

We operate 12 different pension schemes across our various countries of operation, and all but four are defined contribution schemes. We operate defined benefit pension plans in Germany, Italy and Austria which are all closed to new entrants, as well as various defined contribution plans in other countries, the largest of which is in the United Kingdom to which we contributed €2.5 million in 2014. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits.

Significant Subsidiaries

The following table provides a list of all of our significant subsidiaries.

Name	Country of Incorporation	Proportion of ownership interests
Iglo Foods Holding Limited	England	100%
Iglo Foods Holdco Limited	England	100%
Iglo Foods Finco Limited	England	100%
Iglo Foods Midco Limited	England	100%
Iglo Foods Group Limited	England	100%
Iglo Holding GmbH	Germany	100%
Liberator Germany Newco GmbH	Germany	100%
Frozen Fish International GmbH	Germany	100%
Iglo GmbH	Germany	100%
Iglo Services GmbH	Germany	100%
Birds Eye Limited	England	100%
Iglo Foods Bondco plc	England	100%
C.S.I. Compagnia Surgelati Italiana S.p.A.	Italy	100%
Iglo Austria GmbH	Austria	100%
Iglo France S.A.S.	France	100%
Iglo Belgium S.A.	Belgium	100%
Iglo Netherland B.V.	Netherlands	100%
Iglo Portugal	Portugal	100%
Birds Eye Ireland Limited	Republic of Ireland	100%
Limited Liability Company Iglo	Russia	100%
Iglo Foods Finance Limited	England	100%

Regulatory Matters

Our activities are subject to laws and regulations regarding food safety, the environment and occupational health and safety.

Food Safety Regulation

As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union and the EU Member States in which we operate. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.

In addition, we are subject to specific food hygiene legislation that establishes rules and procedures governing the hygiene of food products. This legislation sets forth specific rules governing the proper hygiene for food products of animal origin and sets forth microbiological criteria for food products. In addition there are a number of other specific EU requirements relating to specific matters such as contaminants, packaging materials and additives.

We are also subject to a broad range of European Directives and Regulations regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities.

Listed below are the various internal due diligence procedures we have established to ensure continuous compliance with all relevant regulatory and food safety standards:

•	implementing food hygiene principles across all production sites in accordance with food hygiene regulations;

•	annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 5 (Issue 6 from January 2012) or its European equivalent, the International Food Standard, and ensuring that our suppliers are also certified to these standards;

•	ensuring that our Group’s Quality Management Systems comply with ISO 9001 and are externally audited;

•	conducting internal audits (including unannounced audits) covering all production sites as part of our internal audit program;

•	maintaining a risk based microbiological and contaminant screening program, including screening for allergens, that covers raw materials and finished products; and

•	holding monthly regulatory updates which are open to our manufacturing plant technical managers and research and development team and quarterly policy board meetings to update and review outstanding issues.

Food Labeling Regulation

Pre-packaged food products must comply with provisions on labeling, which are harmonized throughout the European Union. Pre-packaged food products must also comply with provisions on nutrition labeling, which are also harmonized throughout the European Union. Nutrition labeling was optional but became mandatory if a nutrition or health claim appeared on the label or vitamins and/or minerals were added to the product in significant amounts. Under the Food Information for Consumers Regulation nutrition labeling is mandatory unless exempted (there is a transition period until 2016 when this requirement is fully applicable) although all of our pre-packaged food is already compliant.

In addition to general and nutrition requirements, pre-packaged food products must bear a lot mark declaration via a manufacturing or packaging lot reference, which is also a harmonized system throughout the European Union. The lot reference allows consumers and businesses to trace the product in the event of a product withdrawal or recall.

There are also specific labeling requirements for certain ingredients we use in our products.

Environmental Law

The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European Directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution.

We are also subject to legislation designed to reduce energy usage and carbon dioxide emissions and also restrictions on the use of ozone depleting substances such as hydrochlorofluorocarbons (HCFCs). HCFCs are used in refrigeration systems and their use will be phased out as part of our normal maintenance, repair and replacement activities and we do not expect a need for significant incremental capital expenditures for this purpose.

Compliance with environmental laws and regulations is managed at the facility level. Our manufacturing facilities all have a detailed environmental management system which are externally audited on an annual basis for compliance with ISO 14001.

In addition, under some environmental laws and regulations, we could be responsible for contamination we may have caused and investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a prior owner or other third party or was not due to our fault, and even if the activity which resulted in the contamination was legal at the time it occurred.

Occupational Health and Safety

We have a legal responsibility to protect the health and safety of our employees, customers and members of the public, all of whom may be affected by our activities. In general, we are required to provide a safe workplace; control risks to health (and where applicable, eliminate such risks); ensure that our plants and machinery are safe and that work safety systems and guidelines are both established and adhered to; ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers the information, instruction, training and supervision necessary to preserve their health and safety; and consult with workers on health and safety matters.

The European Framework Directive on Safety and Health at Work (89/391 EEC) guarantees minimum safety and health requirements throughout Europe. Member States are permitted to maintain or establish more stringent measures and a wide variety of European Union directives have become national law in some jurisdictions. As such, the legislative requirements for workplace safety and health vary across our business.

We have established a Health and Safety Management System modeled on the international Occupational Health & Safety management system specification OHSAS 18001. Our manufacturing facilities in the United Kingdom, Italy and Germany have achieved full accreditation to OHSAS 18001.

Insurance

We maintain comprehensive insurance coverage, where appropriate, with respect to liability of our directors and officers, property damage, business interruption, cold storage facilities, public liability, products liability, product recall, damage to vehicles, personal accident and travel. We undertake periodic risk reviews to assess whether our insurance is in line with our business risks and whether the developments in insurance policies are reflective of the changes in our business.

Legal Proceedings

We are not currently subject to any legal proceedings, and to the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

DIRECTORS, MANAGEMENT AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following table lists each of our executive officers and directors and their respective ages and positions as of the date of this prospectus. Unless otherwise indicated, the address of each person named in the table below is c/o Nomad Foods Limited, Nemours Chambers Road Town, Tortola, British Virgin Islands.

Name	Age	Position
Stéfan Descheemaeker	55	Chief Executive Officer and Director
Paul Kenyon	51	Chief Financial Officer and Director
Tania Howarth	53	Chief Operating Officer
Martin E. Franklin	50	Co-Chairman
Noam Gottesman	54	Co-Chairman
Alun Cathcart	71	Director
John Coyle	49	Director
Elio Leoni Sceti	49	Director
James E. Lillie	54	Director
Lord Myners of Truro CBE	67	Lead Independent Director
Brian Welch	29	Director

Each of Lord Myners and Messrs. Cathcart, Gottesman and Franklin were appointed as Directors on April 4, 2014. Each of Messrs. Coyle, Welch, Lillie and Leoni Sceti were appointed as directors effective June 1, 2015.

Set forth below is a brief biography of each of our executive officers and directors.

Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and of Iglo on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker has taken on board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and been a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch Inbev) where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker currently serves as a Director on the Board of Anheuser-Busch InBev, a position he has held since 2008.

Paul Kenyon was appointed as Chief Financial Officer of the Company on June 1, 2015, having previously served as Chief Financial Officer of Iglo since June 2012. Mr. Kenyon joined the Iglo Group from AstraZeneca PLC where his most recent role was CFO for AstraZeneca’s Global Commercial business. Prior to that, Mr. Kenyon spent three years as Senior Vice President, Group Finance and for a period held the role of Chairman of AstraTech, AstraZeneca’s medical technology subsidiary, concluding with its successful disposal. Mr. Kenyon’s prior career includes a broad range of senior finance roles at Allied Domecq PLC as well as experience gained at Mars, Incorporated and Courtaulds PLC. Mr. Kenyon is a Fellow of the Chartered Institute of Management Accountants.

Tania Howarth was appointed Chief Operating Officer of Iglo in January 2010. Ms. Howarth joined Iglo in April 2007 and successfully led the separation from Unilever and the creation of a standalone integrated SAP platform. She has held senior positions at prestigious branded goods companies including Coca-Cola, where she served as the Chief Information Officer for Europe, the Middle East and Africa, PepsiCo where she served as Chief Information Officer for the Walkers Snackfood business, Sun Microsystems ICI and PricewaterhouseCoopers.

Martin E. Franklin is the founder and Executive Chairman of Jarden Corporation, a broad based consumer products company (“Jarden”). Mr. Franklin was appointed to Jarden’s board of directors in June 2001 and served as Jarden’s chairman and chief executive officer from September 2001 until June 2011, at which time he began service as executive chairman. Prior to joining Jarden Corporation, Mr. Franklin served as chairman and a director of Bollé, Inc. from 1997 to 2000, chairman of Lumen Technologies from 1996 to 1998, and as chairman and chief executive officer of its predecessor, Benson Eyecare Corporation from 1992 to 1996. Mr. Franklin served on the board of directors of Platform Specialty Products Corporation (“PSPC”) from April 2013 until its business combination with MacDermid, Incorporated in October 2013, and continues to serve as the chairman of the combined entity. Mr Franklin also served on the board of directors of Justice Holdings Ltd (“JHL”) from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. He served on the board of Burger King Worldwide, Inc. following the business combination from 2012 until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands International Inc. (“Restaurant Brands”) in December 2014. Mr. Franklin is currently serving on the board of Restaurant Brands. Mr. Franklin also served on the board of directors of Liberty Acquisition Holdings Corp. (“LAHC”) from June 2007 until its business combination with Grupo Prisa in November 2010, and served on the board of directors of Grupo Prisa from November 2010 to December 2013. Mr. Franklin also served on the board of Liberty Acquisition Holdings International Company (“LAHIC”) from January 2008 until its acquisition of Phoenix Group Holdings (formerly known as Pearl Group) in September 2009 and Freedom Acquisition Holdings, Inc. (“Freedom”), from June 2006 until its acquisition of GLG Partners L.P. (“GLG”) in November 2007 and continued to serve on the board of directors of GLG until GLG was acquired by the Man Group plc in October 2010. Mr. Franklin also served on the board of directors of Kenneth Cole Productions, Inc. from July 2005 to December 2011 and serves as a director and trustee of a number of private companies and charitable institutions.

Noam Gottesman is the founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.

Alun Cathcart is currently serving as a non-executive director of Avis Budget Group, a worldwide car rental company. He previously held the position of chairman of Avis Europe plc, serving Europe, Asia, Africa and the Middle East from May 2004 until October 2011, having served as a member of the board since 1997. Mr. Cathcart joined Avis Europe in 1980 and served as chief executive from 1983 to 1999, as well as interim chief executive from November 2003 to March 2004. Before joining Avis Europe, Mr. Cathcart spent 14 years in executive positions in the transportation industry. Mr. Cathcart is also currently chairman of Palletways Group Limited. He has also held chairman roles at the Selfridges Group, the Rank Group plc, National Express Group plc, Innovate Services Limited, EMAP plc and Andrew Page Holdings Ltd. Mr. Cathcart recently served as a non-executive director of PSPC from April 2013 until its business combination with MacDermid, Inc. in October 2013 and as a non-executive director of JHL until its business combination with Burger King Worldwide, Inc. in June 2012.

John Coyle is a Partner and Head of Permira North America. Prior to joining Permira in July 2008, Mr. Coyle served as a Managing Director and Global Head of the Financial Sponsor Group at JPMorgan Securities Inc., where he was responsible for originating and executing transactions for private equity firms in North America, Europe and Asia Pacific. He was also a member of JPMorgan’s Investment Bank Management Committee and Private Equity Principal Investments Committee. Mr. Coyle joined JPMorgan in 1988 and held a variety of investment banking positions during his tenure. In 1998, Mr. Coyle moved to London to found JPMorgan’s sponsor coverage effort and ultimately build the pre-eminent sponsor franchise in Europe. Mr. Coyle returned to New York in 2005 to head the Global Group, which is a leading provider of financial services to the private equity industry.

Elio Leoni Sceti was the Chief Executive Officer of Iglo between May 2013 and June 2015. He has over 20 years of experience in the fast moving consumer goods industry and its media sectors. Prior to joining the Iglo Group, Mr. Leoni Sceti served as CEO of EMI Music until 2010 where he led the transformation from a traditional record label into a growing consumer led music company. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser Plc. Mr. Leoni Sceti is also chairman of Beamly and an independent director at Anheuser-Bush Inbev.

James E. Lillie is Jarden’s Chief Executive Officer. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. He brings diverse business and leadership experience across a range of industries and functions enabling him to build both the strategies and operational structures required to sustain reliable growth. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Mr. Lillie serves on the board of the US-China Business Council (USBC), a private, nonpartisan, nonprofit organization of American companies that do business in China. The USBC’s mission is to expand the US-China commercial relationship to the benefit of its membership and, more broadly, the US economy.

Lord Myners is chair of Court and Council of the London School of Economics and Political Sciences. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of PSPC from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of JHL, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a non-executive director of OJSC Megafon, Ecofin Water & Power Opportunities plc and RIT Capital Partners plc, the non-executive chairman of Autonomous Research LLP and as chairman and a partner of Cevian Capital LLP. Lord Myners is a graduate, with honors, from University of London and has a honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School.

Brian Welch is a Partner in Pershing Square Capital Management L.P., an investment adviser with over $18 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investment firm based in New York City. Mr. Welch joined Pershing Square in September 2011, and is responsible for identifying, analyzing and monitoring current and prospective investment opportunities across a variety of industries. Before joining Pershing Square, Mr. Welch was a private equity analyst at The Blackstone Group from 2008 to 2011.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, we will be permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Accordingly, only five out of our ten board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

•	The NYSE rules applicable to domestic issuers require disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE rules, as permitted by the foreign private issuer exemption.

•	We are exempt from the rules and regulations under the Exchange Act and NYSE related to the furnishing and content of proxy statements. Therefore, we intend to hold annual shareholder meetings in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles of Association. Similarly, with respect to matters on which shareholders will have a right to vote, we intend to comply with corporate governance practices of the British Virgin Islands and the voting requirements under the NYSE rules applicable to foreign private issuers.

Board Composition and Election of Directors

Our board of directors currently consists of ten members. Our Memorandum and Articles of Association provides that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors. Messrs. Gottesman and Franklin serve as Co-Chairmen of our board of directors. The Co-Chairmen have primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. Lord Myners is our lead independent director.

Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a one year term, with each director serving until the annual meeting of shareholders following their election. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. For additional information regarding our board of directors, see “Description of Share Capital—Board of Directors.”

Director Independence

Our board undertook a review of director independence, which included a review of each director’s responses to questionnaires asking about any relationships with us. This review is designed to identify and evaluate any transactions or relationships between a director or any member of his immediate family and us or members of our senior management. Based on this review, our board of directors has affirmatively determined that each of Messrs. Cathcart, Coyle, Lillie, Myners and Welch meet the independence requirements of the NYSE’s corporate governance listing standards.

Because Mr. Gottesman and Mr. Franklin are affiliated with entities that receive advisory fees from us, they are not independent under NYSE governance standards. Mr. Leoni Sceti was, between May 2013 and June 2015, the Chief Executive Officer of Iglo. As a result, Mr. Leoni Sceti is also not independent. In addition, Mr. Descheemaeker and Mr. Kenyon are executive officers of the Company and therefore are not independent.
Committees of the Board of Directors

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee consists of three directors: Messrs. Cathcart and Lillie and Lord Myners, and Mr. Lillie serves as its chairman. Our board of directors has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NYSE rules. In addition, our board of directors has determined that Mr. Lillie qualifies as an “audit committee financial expert” under the rules of the SEC and has financial management expertise as required by the NYSE rules relating to audit committees.

Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.

Compensation Committee

Our Compensation Committee consists of three directors: Messrs. Cathcart, Lillie and Welch, and Mr. Cathcart serves as its chairman. Our board of directors has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee (the “N&CG Committee”) consists of three directors: Messrs. Coyle and Welch and Lord Myners, and Lord Myners serves as its chairman.

Our N&CG Committee is responsible for considering and making recommendations to the board of directors in respect of appointments to the board. The responsibility of our N&CG Committee as set forth in its Charter include the following: recommending directors to the board to serve as members of each committee, developing and recommending a set of corporate governance principles applicable to our company and overseeing board evaluations. It is also responsible for regularly reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes it deems necessary.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other employees. The code includes a code of ethics for Senior Financial Officers as required by NYSE rules.

Compensation of Executive Officers and Directors

For the fiscal year ended March 31, 2015, Nomad Holdings did not have operations or employees and, accordingly, no compensation or benefits were paid to officers. As such, this section sets forth for the year ended December 31, 2014: (i) the compensation and benefits provided to Iglo’s executive officers, (ii) a brief description of the bonus programs in which Iglo’s executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for Iglo’s executive officers. This section also describes the

Nomad Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.

Executive Compensation

Executive Officer Compensation and Benefits for the year ended December 31, 2014

For the year ended December 31, 2014, Iglo’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €8,457,414 million in the aggregate.

Pension, Retirement and Similar Benefits

Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for Iglo’s executive officers during the year ended December 31, 2014 was €7,376.

Employment Agreements

Chief Executive Officer. Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and Iglo and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. Under the agreement, Mr. Descheemaeker will receive an annual salary of £700,000 that will be reviewed, but not necessarily increased, on an annual basis (the first review to take place in 2017). Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:

(a)	an annual contribution of £70,000, paid either to a pension plan or to Mr. Descheemaeker directly (as he so directs);

(b)	eligibility for performance-related discretionary cash bonuses (up to 100% of salary), subject to the achievement of financial and other performance targets as we may decide;

(c)	an award of 2,000,000 ordinary shares in the Company, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price. Both tranches of shares are also subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer; and

(d)	an annual car allowance of £14,400, death in service benefit (three times salary), permanent health insurance (£500,000) and family medical insurance.

We have the right to place Mr. Descheemaeker on paid leave for up to six months of his 12 month notice period. Mr. Descheemaeker is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of between six and 12 months after the termination of his employment, subject to an off-set for paid leave.

Chief Financial Officer. Paul Kenyon is the Chief Financial Officer of the Company and Iglo and was appointed as a Director of the Company on June 1, 2015. Under the terms of his Services Agreement, Mr. Kenyon’s receives an annual salary of £415,000 that will be reviewed, but not necessarily increased, in April of each year. Mr. Kenyon receives the following benefits under the terms of his agreement:

(a)	an annual cash allowance of 10% of pensionable pay in lieu of pension contributions;

(b)	eligibility for performance-related discretionary bonus (up to 300% of salary);

(c)	entitlement to participate in the LTIP; and

(d)	a monthly car allowance of £1,100, life assurance (three times salary), BUPA health insurance and accommodation allowance.

We have the right to place Mr. Kenyon on paid leave for all or any part of his six month notice period. Mr. Kenyon is subject to confidentiality provisions and to noncompetition and non-solicitation restrictive covenants for a period of six months after the termination of his employment, subject to an off-set for paid leave.

Nomad Foods 2015 Long Term Incentive Plan (“LTIP”)

Eligibility

The LTIP is discretionary and will enable the Compensation Committee to make grants (“Awards”) to any director or employee of the Company, although the current intention of the Committee is that Awards be granted only to directors and senior management.

Awards

Under the LTIP, the Committee or Board may grant Awards in the form of rights over ordinary shares. Where an Award vests, the participant will receive ordinary shares free and clear of any restrictions, other than those imposed by applicable securities laws.

Performance conditions

The vesting of Awards will be subject to conditions determined by the Committee. The current policy of the Committee is for vesting to be both time-based and related to the financial performance of the Company. Generally, the vesting period (i.e. the period over which performance is to be measured) will be between three and five years, and the ordinary shares subject to the Award will vest subject to the participant remaining an employee of the Company at the vesting date and any performance targets relating to the Award having been fulfilled.

Permitted dilution

No Award may be granted on any date if, as a result, the total number of ordinary shares issued or remaining issuable pursuant to Awards or options granted in the previous ten years under the LTIP or any other employees’ share plan operated by the Company would exceed 10% of the issued ordinary share capital of the Company on that date.

Awards may at the discretion of the Committee be satisfied out of new issue shares, treasury shares or shares provided out of an employee trust. Ordinary shares issued will rank pari passu with ordinary shares in issue at that time, save in relation to rights arising by reference to a record date before the date of issue. Participants will not be entitled to votes or dividends on the ordinary shares subject to Awards until such Awards vest.

Early vesting

Unless otherwise determined by the Committee, if a participant ceases to be employed by the Company due to death, disability, or otherwise as a good leaver, as determined by the Committee Awards will vest to the extent performance targets (adapted, if necessary, at the discretion of the Committee, to take into account the shortened vesting period) have been achieved and subject to the Committee’s discretion to waive the performance targets in whole or in part. If a participant ceases employment for any other reason their Award(s) will lapse to the extent unvested at the date of cessation.

Change of Control

Unless otherwise determined by the Committee, in the event of a Change of Control or winding up of the Company (including by reason of an offer or scheme of arrangement), Awards will vest in accordance with the performance targets applied up the date of the Change of Control, subject to the Committee’s discretion to waive such targets in whole or in part.

Variation in share capital

The Committee may make such adjustments to Awards as it considers appropriate to preserve their value in the event of any variation in the ordinary share capital of the Company or to take account of any demerger or special dividend paid (or similar event which materially affects the market price of ordinary shares).

Amendments

The Committee may amend the LTIP as it considers appropriate, subject to the written consent of participants to changes to their disadvantage to existing Awards. Shareholder approval is required to increase the permitted dilution limits.

General

Benefits under the LTIP will not be pensionable. Awards are not transferable except to the participant’s personal representatives on death.

Director Compensation

Currently, Lord Myners, and Messrs. Cathcart, Lillie and Leoni Sceti receive $50,000 per year together with an annual restricted stock grant equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member will receive an additional $2,000 per year. The chairman of the audit committee, currently James E. Lillie, will be paid $10,000 per year and the chairmen of the Compensation and N&CG Committees, currently Alun Cathcart and Lord Myners respectively, will be paid $7,500 per year. Messrs. Gottesman, Franklin and Lillie will not receive a fee in relation to their appointment as Directors.

Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.

Prior to the Iglo Acquisition, Messrs. Cathcart and Myners were entitled to receive $50,000 per year. In addition, the Directors received five-year options to purchase ordinary shares at an exercise price of $11.50 per ordinary share as follows: 50,000 for Lord Myners and 37,500 to Mr. Cathcart.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our ordinary shares by:

•	each person known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage of ordinary shares beneficially owned is based on 170,053,416 ordinary shares issued and outstanding on August 31, 2015. Unless otherwise indicated, the address of each person named in the table below is c/o Nomad Foods Limited, Nemours Chambers Road Town, Tortola, British Virgin Islands. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name of Beneficial Owner:	Ordinary Shares Beneficially Owned
	Number		Percentage
5% Shareholders:
Pershing Square Capital Management L.P. 888 Seventh Avenue, 42nd Floor New York, NY 10019	33,333,334	(1)	19.6
Birds Eye Iglo Limited Partnership Inc Trafalgar Court, Les Banques St. Peter Port, Guernsey GY1 2JA	13,743,094	(2)	8.1
Corvex Master Fund LP 712 Fifth Avenue, 23rd Floor New York, NY 10019	12,857,143	(3)	7.6
Third Point LLC 390 Park Avenue New York, NY 10022	10,523,801	(4)	6.2
Director and Executive Officers:
Stéfan Descheemaeker	2,380,953	(5)	1.4
Paul Kenyon	37,060		*
Tania Howarth	38,956		*
Martin E. Franklin	3,880,953	(6)	2.3
Noam Gottesman	3,880,953	(7)	2.3
Alun Cathcart	47,500	(8)	*
John Coyle	0	(9)	*
Elio Leoni Sceti	205,812	(10)	*
James E. Lillie	0	(11)	*
Lord Myners of Truro CBE	63,333	(12)	*
Brian Welch	0	(13)	*

Directors and Executive Officers as a Group (10 persons)	10,496,564		6.2

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	Based on a Form TR-1 filed by Pershing Share Capital Management, L.P. on July 17, 2015.
(2)	Based on a Form TR-1 filed by Birds Eye Iglo Limited Partnership Inc on June 12, 2015.

(3)	Based on a Form TR-1 filed by Corvex Master Fund LP on June 4, 2015.
(4)	Based on a Form TR-1 filed by Third Point LLC on June 3, 2015.
(5)	Represents an indirect interest held by Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes 2,000,000 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price, in each case, subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer.
(6)	Includes (i) 3,130,953 ordinary shares and (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis. Represents an indirect interest held by Mariposa Acquisition II, LLC. Mr. Franklin holds sole voting and investment power over such shares. Mr. Franklin owns or controls, directly or indirectly, 69% of Mariposa Acquisition II, LLC. Mr. Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(7)	Includes (i) 3,130,953 ordinary shares of which 1,250,000 are held by TOMS Acquisition I LLC and 1,880,953 are held by TOMS Capital Investments LLC and (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. Mr. Gottesman owns or controls, directly or indirectly, 76% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(8)	Includes 37,500 ordinary shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share.
(9)	Mr. Coyle of Permira Advisers LLC, holds indirect economic interests in Birds Eye Iglo Limited Partnership Inc which holds ordinary shares in the Company.
(10)	Represents an indirect interest held by Nation of 6 Limited, a company which is beneficially owned by Mr. Leoni Sceti and his family.
(11)	Excludes a pecuniary interest in (i) 234,821 ordinary shares and (ii) 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held indirectly by Mariposa Acquisition II, LLC.
(12)	Includes 50,000 ordinary shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share.
(13)	Excludes 33,333,334 ordinary shares held by Pershing Square, as investment manager of funds affiliated with Pershing Square.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Promissory Notes

In conjunction with the formation of the Company, in consideration for each of the Founder Entities advancing us $100,000, we issued an unsecured promissory note for a principal amount of $100,000 to each of the Founder Entities. The loans did not bear interest and were re-paid in full on May 14, 2014.

Founder Preferred Shares

On inception, we issued one Founder Preferred Share to each of the Founder Entities. On April 15, 2014, in connection with our initial public offering, we issued an additional aggregate of 1,499,998 shares of Founder Preferred Shares equally to the Founder Entities for $10.00 per share. The Founder Preferred Shares were intended to incentivize the Founders to achieve Nomad’s objectives. In addition to providing long term capital, the Founder Preferred Shares are structured to provide a dividend based on the future appreciation of the market value of the ordinary shares thus aligning the interests of the Founders with those of the holders of ordinary shares on a long term basis. The Founder Preferred Shares are also intended to encourage the Founders to grow Nomad following the Iglo Acquisition and to maximize value for holders of ordinary shares.

Advisory Services Agreements

On 15 June 2015, the Company entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Mr. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital Investments LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will be entitled to receive an aggregate annual fee equal to $2.0 million, payable in quarterly installments. This agreement will expire on June 1, 2016 and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

Private Placement and Warrant Exercises

In May 2015, each of our Founder Entities (or affiliates thereof) and Stéfan Descheemaeker, our Chief Executive Officer, purchased ordinary shares in the May 2015 Offering. Mariposa Acquisition II, LLC purchased 1,880,953 of our ordinary shares, TOMS Capital LLC purchased 1,880,953 of our ordinary shares and Stéfan Descheemaeker purchased 2,380,953 of our ordinary shares, in each case at a purchase price of $10.50 per share (the same price paid by unaffiliated investors). In connection with the May 2015 Offering, we issued 500,000 ordinary shares to each of the Founder Entities upon exercise of the Warrants issued to them in the 2014 Offering at an exercise price of $10.00 per ordinary share issued.

Related Party Transactions Procedures

The Audit Committee Charter provides that the Audit Committee shall review all related party transactions, as defined under Item 404 of Regulation S-K under the Securities Act of 1933, as amended. Following such review, the Audit Committee determines whether such transaction should be approved based on the terms of the transaction, the business purpose for the transaction and whether the transaction is in the best interest of the Company and its shareholders.

No member of the Audit Committee shall participate in any review, consideration or approval of any related party transaction with respect to which such member or any of his or her immediate family members is the related party.

SELLING SHAREHOLDERS

This prospectus covers the public resale of the Shares owned by the selling shareholders named below. Such selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them. The selling shareholders, however, make no representations that the Shares will be offered for sale. The table below presents information regarding the selling shareholders and the Shares that each such selling shareholder may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of each selling shareholder;

•	the number of ordinary shares beneficially owned by each selling shareholder prior to the sale of the Shares covered by this prospectus;

•	the number of Shares that may be offered by each selling shareholder pursuant to this prospectus;

•	the number of ordinary shares to be beneficially owned by each selling shareholder following the sale of any Shares covered by this prospectus; and

•	the percentage of our issued and outstanding ordinary shares to be owned by each selling shareholder following the sale of any Shares covered by this prospectus (based on [●] ordinary shares issued and outstanding as of [●], 2015).

All information with respect to ownership of our ordinary shares of the selling shareholders has been furnished by or on behalf of the selling shareholders and is as of [●], 2015. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in the footnotes to the table below, the selling shareholders have sole voting and dispositive power with respect to the ordinary shares reported as beneficially owned by them. Because the selling shareholder identified in the table may sell some or all of the Shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling shareholders upon termination of this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the ordinary shares they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling shareholders will sell all of the Shares owned beneficially by them that are covered by this prospectus, but will not sell any other ordinary shares that they presently own. Unless otherwise indicated in the footnotes, shares in the table refer to our ordinary shares.

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Sale of Shares	Number of Ordinary Shares Available Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Sale of Shares	Percent of Outstanding Ordinary Shares Beneficially Owned After Sale of Shares

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table, we believe that the shareholder identified in the table below possesses sole voting and investment power over all the ordinary shares shown as beneficially owned by the shareholder.

Except for being holders of our securities listed in the table above, none of the selling shareholders has had any position, office or other material relationship with us since our inception in April 2014, except for [●], as described in [●] included in this prospectus.

The selling shareholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act with respect to the Shares offered by this prospectus, and any profits realized or commissions received may be deemed underwriting compensation.

Additional selling shareholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling shareholders will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its Shares from holders named in this prospectus after the effective date of this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Shares or interests in Shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of the Shares on any stock exchange, market or trading facility on which the Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such Shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of their Shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such Shares in the course of hedging the positions they assume. The selling shareholders may also sell Shares short and deliver these securities to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the Shares offered by them will be the purchase price of such Shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from the resale of the Shares.

Beginning on [●], 2016, the selling shareholders also may resell all or a portion of their Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Shares therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF SHARE CAPITAL

General

We are a company organized under the laws of the British Virgin Islands with limited liability. We are registered at the Registry of Corporate Affairs of the British Virgin Islands under number 1818482, and our affairs are governed by the provisions of our Memorandum and Articles of Association (“Memorandum and Articles”) and by the provisions of applicable British Virgin Islands law.

Our Memorandum and Articles authorize the issuance of an unlimited number of shares, no par value, which may be ordinary shares or Founder Preferred Shares. As of August 31, 2015, 170,053,416 ordinary shares and 1,500,000 Founder Preferred Shares were issued and outstanding.

Under our Memorandum and Articles, subject to the BVI Companies Act (the “BVI Act”) and any other applicable legislation, our purpose is to carry on or undertake any business or activity, do any act or enter into any transaction and have full rights, powers and privileges for these purposes. For the purposes of Section 9(4) of the BVI Act, there are no limitations on the business that we may conduct.

The following is a summary of the material provisions of our ordinary and Founder Preferred Shares and our Memorandum and Articles.

Defined Terms

In the following summary of the material provisions of our ordinary and Founder Preferred Shares and our Memorandum and Articles, the following words shall bear the following meanings, if not inconsistent with the subject or context:

Acquisition means an initial acquisition by the Company or by any subsidiary thereof (which may be in the form of a merger, capital stock exchange, asset acquisition, stock purchase, scheme of arrangement, reorganization or similar business combination) of an interest in an operating company or business and which for purposes of this prospectus, means, the Iglo Acquisition;

Admission means the initial admission of the ordinary shares to the standard listing segment of the Official List maintained by the UKLA and to trading on the London Stock Exchange’s main market for listed securities, which occurred on April 15, 2014;

Annual Dividend Amount means: A x B where:

A = an amount equal to 20% of the increase (if any) in the value of an ordinary share. Such increase shall be calculated as being the difference between (i) the Dividend Price for that Dividend Year and (ii) (a) if no Annual Dividend Amount has previously been paid, a price of US$10.00 per ordinary share, or (b) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Year, provided that in each case such amount is subject to such adjustment either as the directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.4 of our Memorandum and Articles; and

B = the Preferred Share Dividend Equivalent;

Average Price means for any security, as of any date (or relevant period, as applicable): (i) in respect of ordinary shares or any other security, the volume weighted average price for such security on the London Stock Exchange as reported by Bloomberg through its “Volume at Price” functions; (ii) if the London Stock Exchange is not the principal securities exchange or trading market for that security, the volume weighted average price of that security on the principal securities exchange or trading market on which that security is listed or traded as reported by Bloomberg through its “Volume at Price” functions; (iii) if the foregoing do not apply, the last closing trade price of that security in the over-the-counter market on the electronic bulletin board for that security as reported by Bloomberg; or (iv) if no last closing trade price is reported for that security by Bloomberg, the last closing ask price of that security as reported by Bloomberg. If the Average Price cannot be calculated for that security on that date on any of the foregoing bases, the Average Price of that security on such date shall be the fair market value as mutually determined by the Company and the holders of the majority of outstanding Founder Preferred Shares (acting reasonably);

Bloomberg means Bloomberg Financial Markets;

Dividend Determination Period means the last ten consecutive Trading Days of a Dividend Year;

Dividend Price means the Average Price per ordinary share for the Dividend Determination Period in the relevant Dividend Year;

Dividend Year means the period commencing on the date of Admission and ending on the last day of the Company’s first financial year, and thereafter each financial year of the Company;

paid up in relation to shares means fully paid or credited as fully paid, but excludes partly paid shares;

Payment Date means a day no later than ten Trading Days after the last day of the relevant Dividend Year, except in respect of any Annual Dividend Amount becoming due on the Trading Day immediately prior to the date of commencement of the Company’s liquidation, in which case the Payment Date shall be such Trading Day, and except in respect of any Annual Dividend Amount becoming due on account of an automatic conversion immediately upon a Change of Control pursuant to Article 5.1(a) of the Articles of Association, in which case the Payment Date shall be the Trading Day immediately after such event;

Preferred Share Dividend Equivalent means 140,220,619 ordinary shares, being such number of ordinary shares outstanding immediately following the Iglo Acquisition but excluding any ordinary shares issued to shareholders or other beneficial owners of a company or business acquired pursuant to or in connection with the Iglo Acquisition (which total number is subject to such adjustment either as the directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue after the date of admission to the LSE or otherwise as determined in accordance with Article 5.4 of the Memorandum and Articles relating to the treatment of stock splits, stock dividends and similar events); and

Trading Day means any day on which the London Stock Exchange’s main market (or such other applicable securities exchange or quotation system) is open for business and on which the ordinary shares may be dealt in (other than a day on which the London Stock Exchange’s main market (or such other applicable securities exchange or quotation system) is scheduled to or does close prior to its regular weekday closing time).

Ordinary Shares

The following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	subject to the rights of the holders of the Founder Preferred Shares, the holders of our ordinary shares are entitled to share ratably in dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•

subject to the BVI Act, upon our liquidation, dissolution or winding up, the holders of our ordinary shares, along with holders of our Founder Preferred Shares, will be entitled to the distribution of the remaining assets pro rata to the number of fully paid up shares held by each holder relative to the total number of issued and fully paid up ordinary shares as if such fully paid up Founder Preferred Shares had been converted into ordinary shares immediately prior to the winding up.

Founder Preferred Shares

The following summarizes the rights of holders of our Founder Preferred Shares:

•	each holder of Founder Preferred Shares is entitled to one vote per Founder Preferred Share on all matters to be voted on by shareholders generally and to vote together with the holders of ordinary shares;

•	the holders of our Founder Preferred Shares are entitled to the following dividend rights: (i) once the Average Price per ordinary share for any ten consecutive Trading Days following our admission on the London Stock Exchange is at least $11.50 (which condition has been satisfied), the holders will be entitled to receive an Annual Dividend Amount, payable in ordinary shares or cash, at our sole option (which we intend to settle in ordinary shares); each Annual Dividend Amount shall be paid on the relevant Payment Date (which, if paid in ordinary shares, is expected to be the Trading Day immediately following the last day of the relevant Dividend Year) and shall be divided between the holders pro rata to the number of Founder Preferred Shares held by them on the such Payment Date; and (ii) the holders of Founder Preferred Shares are entitled to receive dividends and other distributions as may be declared from time to time by our board of directors with respect to the ordinary shares; such dividends shall be distributed among the holders of Founder Preferred Shares pro rata to the number of ordinary shares held by the holders of Founder Preferred Shares, as if for such purpose the Founder Preferred Shares had been converted into ordinary shares immediately prior to such distribution plus an amount equal to 20% of the dividend which would be distributable on such number of ordinary shares equal to the Preferred Share Dividend Equivalent;

•	the holders of our Founder Preferred Shares are entitled to the following conversion rights: (i) the Founder Preferred Shares will automatically convert into ordinary shares on a one-for-one basis (subject to adjustment in accordance with our Memorandum and Articles) in the event of a change of control (unless the independent directors unanimously determine otherwise) or on the last day of the seventh full financial year of the Company following completion of the Acquisition (or if any such date is not a Trading Day, the first Trading Day immediately following such date); in the event of any such automatic conversion, the Annual Dividend Amount shall be payable for such shortened Dividend Year on the Trading Day immediately prior to such conversion; (ii) a holder of Founder Preferred Shares may require some or all of his Founder Preferred Shares to be converted into an equal number of ordinary shares (subject to adjustment in accordance with our Memorandum and Articles) by notice in writing to the Company, and in such circumstances the Founder Preferred Shares that were subject to such request shall be converted into ordinary shares five Trading Days after receipt by the Company of the written notice; in the event of a conversion at the request of the holder, no Annual Dividend Amount shall be payable in respect of those Founder Preferred Shares for the Dividend Year in which the date of conversion occurs; and

•	subject to the BVI Act, upon our liquidation, dissolution or winding up, an Annual Dividend Amount shall be payable in respect of a shortened Dividend Year which shall end on the Trading Day immediately prior to the date of commencement of such liquidation, dissolution or winding up; following which, the holders of our Founder Preferred Shares, along with holders of our ordinary shares, will be entitled to the distribution of the remaining assets pro rata to the number of fully paid up shares held by each holder relative to the total number of issued and fully paid up ordinary shares as if such fully paid up Founder Preferred Shares had been converted into ordinary shares immediately prior to the winding up.

Indemnification Matters

Our Memorandum and Articles provide that we may indemnify any person who is or was a director or who is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another entity, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. A person may be indemnified only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purpose of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

In addition, we have agreed with our directors, subject to the BVI Act, to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our Memorandum and Articles in relation to our shareholders’ meetings:

•	we are required to hold the first annual meeting of shareholders within 18 months following the date of the Iglo Acquisition;

•	not more than 15 months shall elapse between the date of one annual meeting and the date of the next, unless such period is extended, or such requirement is waived, by a resolution of the shareholders;

•	the board of directors may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the board considers necessary or desirable;

•	upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of a matter for which a meeting is requested, the directors are required to convene a meeting of shareholders;

•	when convening a meeting, the board of directors must give not less than ten days’ notice of a meeting of shareholders to: (i) those shareholders who are entitled to vote at the meeting; and (ii) the other directors;

•	a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and for this purpose the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy one shareholder entitled to vote on resolutions of shareholders to be considered at the meeting (a “quorum”);

•	a resolution of shareholders is valid only if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon that were present at the meeting and were voted or consented to in writing by a majority of the votes of shares entitled to vote thereon.

We expect that the first annual meeting of our shareholders will be held in 2016.

Board of Directors

The management of our Company is vested in a board of directors. Our Memorandum and Articles provide that our board of directors must be composed of at least one member. Subject to the BVI Act and our Memorandum and Articles, our directors may be appointed by resolution of shareholders or by the board of directors, without the approval of shareholders, for such term as the shareholders or directors, as applicable, determine. In the case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may appoint a successor and fill such vacancy. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. If such holder notifies the Company to remove any director nominated by him or her, the other directors shall remove such director, and the holder will have the right to nominate a director to fill the resulting vacancy. In the event an initial holder ceases to be a holder of Founder Preferred Shares or holds less than 20% of the Founder Preferred Shares in issue, such initial holder will no longer be entitled to nominate a person as a director, and the holders of a majority of the Founder Preferred Shares in issue will be entitled to exercise that initial holder’s former rights to appoint a director instead. Directors are not required to be shareholders.

Our board of directors consists of ten members. Two members of the board present or represented at a board meeting constitutes a quorum, except where otherwise decided by the directors or where there is a sole director, in which case the quorum shall be one. Actions at a meeting are adopted by a majority vote. Our board of directors may also take action by means of a written consent signed by a majority of directors.

Our board of directors is vested with the power to borrow or raise money and secure any debt or binding obligations on the Company. The board may delegate the daily management of our business, as well as the power to represent us in our day to day business, to individual directors, agents or committees (with the power to sub-delegate) as it deems fit. The board may determine the conditions of appointment and dismissal as well as the remuneration and powers of any persons or committees so appointed. The board may also determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable to committees it creates.

Disclosure Requirements

Our Memorandum and Articles provide that we may, by notice in writing, require any person to whom we know or have reasonable cause to believe to have been interested in our shares at any time during the three years preceding such notice, to confirm whether or not that is the case and to give such further information as may be required by our Memorandum and Articles. If a shareholder is in default of supplying us with the information required within the prescribed period, our directors, in their absolute discretion, may serve a direction notice on the shareholder which may direct that, in respect of the shares in which default has occurred, the shareholder shall not be entitled to attend or vote in meetings of shareholders. Additionally, if the shares in which the default has occurred represent at least .25% of the number of the class concerned, the direction notice may direct that dividends on such shares be retained by the Company and that no transfer of the shares shall be registered until the default is rectified.

Registration Rights

On June 1, 2015, we entered into the Registration Rights Agreement with Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and with funds managed by Pershing Square (the “Holders”) pursuant to which we agreed to (i) file with the SEC as soon as reasonably practicable following the occurrence of a U.S. Registration Obligation Date (as defined below), a resale registration statement providing for the resale from time to time by the Holders of ordinary shares held by them, (ii) use our commercially reasonable efforts to cause the SEC to declare such registration statement effective as soon as practicable after the filing thereof and (iii) use our commercially reasonable efforts to cause such registration statement to remain continuously effective until the Termination Date (as defined below).

The “U.S. Registration Obligation Date” is defined as the earlier of (i) the date that we become obligated to register an offering of any of our securities with the SEC under the Securities Act or the Exchange Act (as the case may be), other than pursuant to the Registration Rights Agreement and (ii) the date that we become subject to the reporting requirements of the Exchange Act.

Following the U.S. Registration Obligation Date, any Holder who owns more than 5% of the outstanding ordinary shares may demand that we cooperate in an underwritten offering of the ordinary shares of such Holder that are subject to the Registration Rights Agreement.

Subject to certain conditions, the Company may suspend sales of shares under an effective registration statement for a limited period of time.

Our obligations with respect to a particular Holder shall terminate at the earlier of (a) such time as all of the Holders’ ordinary shares have been sold, (b) such time as all of the Holder’s ordinary shares have been sold, transferred or otherwise disposed of pursuant to Rule 144 without any volume or manner of sale restrictions and (c) such time as such Holder is not an affiliate of ours and holds ordinary shares which constitute 2% or less of the outstanding ordinary shares (the “Termination Date”).

We have agreed to bear most of the costs associated with fulfillment of our obligations under the Registration Rights Agreement and to provide a general indemnity (subject to certain limited exceptions) against the liability of any Holder that may arise from sales made pursuant to the terms of the Registration Rights Agreement.

Comparison of Shareholder Rights

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The following discussion summarizes material differences between the rights of holders of ordinary shares and the rights of shareholders of a typical corporation incorporated under the laws of the State of Delaware.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our directors may, at any time (including after the Acquisition), without shareholder consent, amend our Memorandum and Articles where the directors determine, in their absolute discretion (acting in good faith), by a resolution of directors, that such changes are necessary or desirable in connection with or resulting from the Acquisition or in connection with admission to listing on the NYSE.

Written Consent

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles, only a majority of the directors are required to sign a written consent.

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. Our Memorandum and Articles provides that any shareholder action permitted to be taken at a shareholder meeting may also be taken by written consent of a majority of the votes of shares entitled to vote thereon. If any shareholder resolution is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall be sent to all shareholders not consenting to such resolution.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company. Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares.

Squeeze-Out Merger

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. In our Memorandum and Articles, we have opted out of the BVI Act’s squeeze out provisions.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles, we may vary the rights attached to any class with the written consent of at least 50% of the holders of each class of shares affected or by a resolution passed by at least 50% of the votes cast by eligible holders of the issued shares of the affected class at a separate meeting of the holders of that class. However, notwithstanding the foregoing, the directors may make such variation to the rights of any class of shares that they, in their absolute discretion (acting in good faith) determine to be necessary or desirable in connection with or resulting from the Acquisition (including at any time after the Acquisition has been made) including in connection with admission to listing on the NYSE.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. Subject to the BVI Act and pursuant to our Memorandum and Articles, directors shall be appointed at any time, and from time to time, by our directors, without the approval of shareholders, either to fill a vacancy or as an additional director. The shareholders may, by a majority vote, appoint any person as a director. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. If such holder notifies the Company to remove any director nominated by him or her, the other directors shall remove such director, and the holder will have the right to nominate a director to fill the resulting vacancy. In the event an initial holder ceases to be a holder of Founder Preferred Shares or holds less than 20% of the Founder Preferred Shares in issue, such initial holder will no longer be entitled to nominate a person as a director, and the holders of a majority of the Founder Preferred Shares in issue will be entitled to exercise that initial holder’s former rights to appoint a director instead.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our Memorandum and Articles provide that a director may be removed at any time if: (i) he resigns by written notice to the Company; (ii) he is requested to resign by written notice of all of the other directors; (iii) he ceases to be a director by virtue of any provision of law or becomes prohibited by law from or is disqualified from being a director; (iv) he becomes bankrupt or makes any arrangement or composition with his creditors generally or otherwise has any judgment executed on any of his assets; (v) he becomes of unsound mind or incapable; (vi) he is absent from meetings of directors for a consecutive period of 12 months and the other directors resolve that his office shall be vacated; (vii) he dies; or (viii) a resolution of shareholders is approved by a majority of the shares entitled to vote on such matter passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or a written special resolution of shareholders is passed by at least 75% of the votes of shares entitled to vote thereon.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any articles of dissolution, any articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles of association;

(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Elian Fiduciary Services (BVI) Limited, Nemours Chambers, Road Town, Tortola, British Virgin Islands.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our Memorandum and Articles, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction. In addition, if our directors have other fiduciary obligations, including to other companies on whose board of directors they presently sit and to other companies whose board of directors they may join in the future, to the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our directors are permitted to honor those pre-existing fiduciary obligations ahead of their obligations to us. Accordingly, they may refrain from presenting certain opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for shareholders’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot make any prediction as to the effect, if any, that sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares. The market price of our ordinary shares could decline because of the sale of a large number of ordinary shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of ordinary shares.

Sale of Restricted Shares

Upon the consummation of this offering, the ordinary [●] shares offered for resale under this prospectus will be freely tradable without restriction or further restriction under the Securities Act, except that any ordinary shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Approximately             of our ordinary shares outstanding following the consummation of this offering will be deemed “restricted securities” as that term is defined under Rule 144 (or ordinary shares if the underwriters exercise their over-allotment option in full). Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below, or any other applicable exemption under the Securities Act.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, beginning on [●], 2016, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the NYSE during the four calendar weeks preceding such sale under Rule 144. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. In general, under Rule 144 under the Securities Act as currently in effect, beginning on [●], 2016, a person (or persons whose ordinary shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those ordinary shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those ordinary shares without regard to the provisions of Rule 144.

Lock Up

In connection with the 2014 Offering, pursuant to the Placing Agreement entered into in connection with our initial public offering, each of Mr. Franklin, Mr. Gottesman, Lord Myners, Mr. Cathcart and the Founder Entities agreed that they would not, without the prior written consent of the Placing Agents, offer, sell, contract to sell, pledge or otherwise dispose of any of our ordinary shares which they hold directly or indirectly (or acquire pursuant to the terms of the Founder Preferred Shares or any options) or any Founder Preferred Shares they hold, for a period commencing on April 10, 2014, the date of the Placing Agreement and ending May 31, 2016, 365 days after consummation of the Iglo Acquisition. The restrictions on the ability of such Directors and the Founder Entities to transfer their ordinary shares or Founder Preferred Shares, as the case may be, are subject to certain usual and customary exceptions including gifts; transfers for estate planning purposes; transfers of any ordinary shares acquired in an open market transaction; transfers to satisfy certain tax liabilities in connection with, or as a result of transactions related to, completion of the Iglo Acquisition or the receipt of stock dividends.

In connection with the Iglo Acquisition, we issued the Iglo Seller Shares pursuant to the terms of the Iglo Acquisition Agreement. The Iglo Seller Shares (less the ordinary shares transferred to the Managers as described below), are subject to a six month lock-up ending on December 1, 2015. A portion of these shares were permitted to be, and were, subsequently transferred to certain members of Iglo management (including Mr. Kenyon, Ms. Howarth and Mr. Leoni Sceti) (the “Managers”), subject to such Managers agreement that, subject to certain customary exemptions, they will not, and that they will procure that their connected persons will not, dispose of any Iglo Seller Shares held by them until after December 1, 2015.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register 17,005,341 ordinary shares reserved for issuance under the LTIP and 125,000 ordinary shares issuable upon the exercise of outstanding options previously issued to certain of our directors. As of [●], 2015, there were a total of [●] ordinary shares issuable under currently outstanding executive equity awards issued under the LTIP. Ordinary shares issuable under our equity awards to employees and directors after the effective date of the applicable registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Registration Rights

The Registration Rights Agreement grants Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and certain funds managed by Pershing Square registration rights with respect to our ordinary shares owned by them. For more information, see “Description of Share Capital—Registration Rights Agreement.”

TAX CONSIDERATIONS

U.S. Federal Income Taxation

General

The following discussion is a summary of certain U.S. federal income tax issues relevant to the acquisition, holding and disposition of the ordinary shares. Additional tax issues may exist that are not addressed in this discussion and that could affect the U.S. federal income tax treatment of the acquisition, holding and disposition of the ordinary shares.

This discussion does not address U.S. state, local or non-U.S. income tax consequences. The discussion applies, unless indicated otherwise, only to holders of ordinary shares who acquire the ordinary shares as capital assets. It does not address special classes of holders that may be subject to different treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities;

•	persons holding ordinary shares as part of a hedge, straddle, conversion or other integrated transaction;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	certain U.S. expatriates;

•	persons holding ordinary shares that own or are deemed to own 10 percent or more (by vote or value) of the Company’s voting stock; or

•	non-U.S. Holders that do not use the U.S. Dollar as their functional currency.

This section is based on the Code, its legislative history, existing and proposed regulations, published rulings by the Internal Revenue Service (“IRS”) and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Holders of ordinary shares should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, holding and disposing of ordinary shares in their particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person”.

This discussion is based upon certain understandings and assumptions with respect to the business, assets and shareholders, including that the Company is not, does not expect to become, nor at any time has been, a controlled foreign corporation as defined in Section 957 of the Code (a “CFC”). The Company believes that it is not and has never been a CFC, and does not expect to become a CFC. In the event that one or more of such understandings and assumptions proves to be inaccurate, the following discussion may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Passive Foreign Investment Company (“PFIC”) Considerations

The U.S. federal income tax treatment of U.S. Holders will differ depending on whether or not the Company is considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

In general, the Company will be considered a PFIC for any taxable year in which: (i) 75 percent or more of its gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of its assets in that year are assets (including cash) that produce, or are held for the production of, passive income. For purposes of the above calculations, if the Company, directly or indirectly, owns at least 25 percent by value of the stock of another corporation, then the Company generally would be treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income.

The Company believes that it is not a PFIC in the current year and is not likely to be a PFIC in future years. However, there is no assurance that the Company will not be a PFIC in future years. If the Company is a PFIC for any taxable year during which a U.S. Holder holds (or, in the case of a lower-tier PFIC, is deemed to hold) its ordinary shares, such U.S. Holder will be subject to significant adverse U.S. federal income tax rules. U.S. Holders should consult their tax advisors on the federal income tax consequences of the Company being treated as a PFIC.

Tax Consequences for U.S. Holders if the Company is not a PFIC

Dividends

In general, subject to the PFIC rules discussed above, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ordinary share (which will include the amount of any foreign taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in foreign currency will be its value in U.S. Dollars based on the prevailing spot market exchange rate in effect on the day the U.S. Holder receives the dividend. A U.S. Holder will have a tax basis in any distributed foreign currency equal to its U.S. Dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of foreign currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in foreign currency are converted into U.S. Dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ordinary share will be subject to a maximum federal income tax rate of 20 percent if the dividend is a “qualified dividend”. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established market in the United States or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. Following listing on the New York Stock Exchange, the ordinary shares should be treated as readily tradable on an established securities market in the United States. Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates with respect to dividends received on the ordinary shares in light of their own particular circumstances.

Capital Gains

Subject to the PFIC rules discussed above, on a sale or other taxable disposition of an ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ordinary share and the amount realized on the sale or other disposition, each determined in U.S. Dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a maximum federal income tax rate of 20 percent. Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a non-U.S. income tax is paid on a sale or other disposition of an ordinary share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the non-U.S. tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for any non-U.S. tax paid on a sale or other disposition of an ordinary share. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any non-U.S. income tax paid on the sale or other disposition of an ordinary share may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Dividends received and capital gains from the sale or other taxable disposition of the ordinary shares recognized by certain non-corporate U.S. Holders with respect to ordinary shares will be includable in computing net investment income of such U.S. Holder for purposes of the 3.8 percent Medicare Contribution Tax.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Dividends

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on dividends received from the Company with respect to ordinary shares, other than in certain specific circumstances where such income is deemed effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. If a non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States. A non-U.S. Holder that is subject to U.S. federal income tax on dividend income under the foregoing exception generally will be taxed with respect to such dividend income on a net basis in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty; a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty).

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to any gain recognized on a sale, exchange or other taxable disposition of ordinary shares unless:

•	Certain circumstances exist under which the gain is treated as effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; or

•	the non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and meets certain other requirements.

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such item on a net basis in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty; a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the ordinary shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation (including IRS Forms 926). Persons who are required to file these information returns and fail to do so may be subject to substantial penalties. Pursuant to Section 1298(f) of the Code, for any year in which the Company is a PFIC, each U.S. Holder will be required to file an information statement, Form 8621, regarding such U.S. Holder’s ownership interest in the Company. U.S. Holders of ordinary shares should consult with their own tax advisers regarding the requirements of filing information returns.

Furthermore, certain U.S. Holders who are individuals and to the extent provided in future regulations, certain entities, will be required to report information with respect to such U.S. Holder’s investment in “foreign financial assets” on IRS Form 8938. An interest in the Company constitutes a foreign financial asset for these purposes. Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. Potential shareholders are urged to consult with their own tax advisers regarding the foreign financial asset reporting obligations and their application to an investment in ordinary shares.

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

The Foreign Account Tax Compliance Act (“FATCA”) imposes withholding at a 30 percent rate on payments of interest and dividends and gross proceeds from the disposition of any asset that produces interest or dividends, if such payment is sourced in the United States, to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meet certain other specified requirements or (ii) a non-financial foreign entity that is treated as the beneficial owner of the payment unless such entity certifies that an exception applies or that it does not have any substantial U.S. owners (generally owners of more than 10 percent of the interests in the entity) or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Under FATCA, beginning in 2017, a new U.S. federal income tax withholding regime applies to “pass-through payments” made to certain non-U.S. persons. Broadly, pass-through payments include two categories of payments; payments of U.S. source interest, dividends and other specified types of fixed or determinable annual or periodic gains and profits and payments by non-U.S. entities to the extent deemed attributable to U.S. assets. In addition, gross proceeds from the sale of property that can give rise to U.S. source interest and dividends are also subject to withholding as a pass-through payment. If the Company has income sourced in the United States, it will be required to comply with FATCA to avoid withholding taxes.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on ordinary shares, or the proceeds from the sale, exchange or other disposition of ordinary shares, provided that each such non-U.S. Holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

This summary is for general information only and it is not intended to be, nor should it be construed to be, tax or legal advice to any prospective shareholder. Further, this summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to holders of their acquisition, ownership and disposition of the ordinary shares. Accordingly, prospective holders of ordinary shares should consult their own tax advisers about the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of the ordinary shares.

British Virgin Islands Taxation

The Company

We are not subject to any income, withholding or capital gains taxes in the British Virgin Islands. No capital or stamp duties are levied in the British Virgin Islands on the issue, transfer or redemption of ordinary shares.

Shareholders

Shareholders who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the ordinary shares of the Company owned by them and dividends received on such ordinary shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

United Kingdom Taxation

General

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of our ordinary shares. The comments set out below are based on current United Kingdom tax law as of the date of this summary, which is subject to change, possibly with retrospective effect. This summary does not constitute legal or tax advice and applies only to shareholders holding our ordinary shares or depositary interests in respect of our ordinary shares as an investment and who are the beneficial owners thereof, whose ordinary shares and/or depositary interests are not held through an individual savings account or a self-invested personal pension and who have not acquired their or another person’s ordinary shares and/or depositary interests by reason of their or another person’s employment. These comments may not apply to certain classes of persons, including dealers in securities, insurance companies and collective investment schemes.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. Potential investors should consult their own tax advisers concerning the overall tax consequences of acquiring, holding and disposing of our ordinary shares in their particular circumstances.

The Company

As previously stated, we have applied to list our ordinary shares on the NYSE. At or about the time following such listing, we intend to become centrally managed and controlled in the United Kingdom and will therefore become resident in the United Kingdom for U.K. taxation purposes.

If we become resident in the United Kingdom for U.K. tax purposes, we will become subject to U.K. taxation on our income and gains, except where an exemption applies. Dividend income will generally be exempt from U.K. corporation tax on income if certain conditions are met.

We may be treated as a dual resident company for U.K. tax purposes. As a result, our right to claim certain reliefs from U.K. tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim U.K. tax reliefs.

Shareholders

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to their individual circumstances, shareholders who are resident in the United Kingdom for U.K. taxation purposes will potentially be liable to U.K. taxation, as further explained below, on any gains which accrue to them on a sale or other disposition of their ordinary shares which constitutes a “disposal” for U.K. taxation purposes.

A shareholder who is not resident in the United Kingdom for U.K. tax purposes will not generally be subject to U.K. tax on chargeable gains on a disposal of ordinary shares unless such a shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate shareholder, a permanent establishment. For shareholders in such circumstances, a gain on a disposal of our ordinary shares may be subject to UK taxation.

An individual shareholder who acquires ordinary shares while U.K. resident, who temporarily ceases to be U.K. resident or becomes resident in a territory outside the United Kingdom for the purposes of double taxation relief arrangements, and who disposes of our ordinary shares during that period of temporary non-U.K. residence, may on his or her return to the United Kingdom be liable to U.K. capital gains tax on any chargeable gain realized on that disposal.

For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax. The rate of capital gains tax is 18% for individuals who are subject to income tax at the basic rate and 28% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £11,100 of gains (the annual exempt amount) in each tax year without being liable to tax.

For a shareholder within the charge to U.K. corporation tax, a disposal (or deemed disposal) of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax. Corporation tax is charged on chargeable gains at the rate applicable to that company, subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax (but may not give rise to or increase an allowable loss).

Offshore funds

Shareholders who are resident in the United Kingdom for U.K. taxation purposes, or who carry on a trade in the United Kingdom through a branch, agency or permanent establishment with which their investment in us is connected, should note that the Taxation (International and Other Provisions) Act 2010 and the Offshore Funds (Tax) Regulations 2009 contain provisions (the “offshore fund rules”) which apply in relation to shareholdings and certain other interests in an entity which is an “offshore fund” for the purposes of those provisions.

So long as we are not resident in the United Kingdom for U.K. tax purposes, the offshore fund rules may apply in relation to ordinary shares held by such shareholders. The offshore fund rules will not apply in relation to any taxable periods for which we are resident in the United Kingdom for U.K. tax purposes.

Under the offshore fund rules, any gain accruing to a person upon the sale or other disposal of an interest in an offshore fund can, in certain circumstances, be chargeable to U.K. tax as income, rather than as a capital gain. Please note that certain specific conditions regarding the nature of a shareholding need to be met in order for the offshore fund rules to apply, and certain exemptions from the charge to tax on income gains may apply.

A shareholding in an offshore fund which is substantially invested in debt instruments may in some circumstances be treated as a holding in debt rather than in shares. Broadly this would mean that any income returns would be treated as interest rather than dividends. In addition, for any shareholder within the charge to U.K. corporation tax, the shareholding would be treated as a deemed loan relationship and all returns on it would be taxed on a fair value basis.

The offshore fund rules are complex and shareholders should consult their own independent professional advisers.

Dividends on Ordinary Shares

No U.K. tax will be withheld or deducted at source from dividends paid by us on our ordinary shares.

Shareholders who are resident in the United Kingdom for tax purposes may, subject to their individual circumstances, be liable to U.K. income tax or, as the case may be, U.K. corporation tax on dividends paid to them by us.

An individual shareholder who is within the charge to U.K. income tax and who receives a cash dividend from us may be entitled to a tax credit equal to one-ninth of the amount of the cash dividend received, which tax credit will be equivalent to 10% of the aggregate of the dividend received and the tax credit (the gross dividend). Such an individual shareholder will be subject to income tax on the gross dividend.

An individual shareholder who is subject to U.K. income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10%, so that the tax credit will satisfy the income tax liability of such a shareholder in full. Where the tax credit exceeds the shareholder’s tax liability, the shareholder cannot claim repayment of the tax credit from H.M. Revenue and Customs.

An individual shareholder who is subject to U.K. income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% to the extent that such sum, when treated as the top slice of that shareholder’s income, exceeds the threshold for higher rate income tax. After setting the 10% tax credit against part of the shareholder’s liability, a higher rate tax payer will therefore be liable to account for tax equal to 22.5% of the gross dividend (or 25% of the net cash dividend), to the extent that the gross dividend exceeds the threshold for the higher rate.

An individual shareholder who is subject to U.K. income tax at the additional rate will be liable to income tax on the gross dividend at the rate of 37.5% of the gross dividend, but will be able to set the UK tax credit off against part of this liability. The effect of this set-off of the UK tax credit is that such a shareholder will be liable to account for additional tax equal to 27.5% of the gross dividend (or approximately 30.6% of the net cash dividend) to the extent that the gross dividend exceeds the threshold for the additional rate.

The UK Government announced on July 8, 2015, that it proposes to reform the U.K. income tax treatment of dividends effective April 6, 2016. It is proposed that shareholders will no longer be entitled to the tax credit referred to above in respect of dividends paid on or after April 6, 2016. Instead, the UK Government proposes to introduce an annual dividend tax allowance of £5,000 per tax year. If and to the extent that an individual shareholder who is subject to U.K. income tax receives dividends in each tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to U.K. income tax on those dividends. If and to the extent that an individual shareholder who is subject to U.K. income tax receives dividends in each tax year which, in aggregate, exceed that allowance, the individual will be subject to U.K. income tax on those dividends at the rate of 7.5% (in the case of basic rate taxpayers), 32.5% (in the case of higher rate taxpayers) and 38.1% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends.

Shareholders who are within the charge to U.K. corporation tax (and who are not “small companies”) will generally be exempt from corporation tax on dividends they receive from us, provided the dividends fall within an exempt class and certain conditions are met.

Shareholders within the charge to U.K. corporation tax who are “small companies” (as that term is defined in section 931S of the Corporation Tax Act 2009) will be liable to corporation tax on any dividends paid to them by us, while we remain resident outside the United Kingdom, because we will not be resident in a “qualifying territory” for the purposes of the legislation in Part 9A of the Corporation Tax Act 2009. However, if we become resident in the United Kingdom for U.K. tax purposes, such investors may be exempt from U.K. corporation tax on any dividends they receive from us after that time.

Certain other provisions of U.K. tax legislation

(i) Section 13 Taxation of Chargeable Gains Act 1992—Deemed Gains

The attention of any shareholder who is resident in the United Kingdom for U.K. tax purposes is drawn to the provisions of section 13 of the Taxation of Chargeable Gains Act 1992. This provision may be relevant so long as we remain resident outside the United Kingdom for U.K. tax purposes and would be a close company if we were resident in the United Kingdom. Under this provision, shareholders could (depending on individual circumstances) be liable to U.K. taxation of capital gains on their pro rata share of any capital gain accruing to us (or, in certain circumstances, to a subsidiary or investee company of ours). If we become resident in the United Kingdom for U.K. tax purposes, the provision may continue to be relevant in relation to capital gains accruing to non-U.K. resident subsidiaries or investee companies of ours. Shareholders should consult their own independent professional advisers as to their U.K. tax position.

(ii) “Controlled Foreign Companies” Provisions—Deemed Income of Corporates

If we were at any time to be controlled, for U.K. tax purposes, by persons (of any type) resident in the United Kingdom for U.K. tax purposes, the “controlled foreign companies” provisions in Part 9A of Taxation (International and Other Provisions) Act 2010 could apply to shareholders within the charge to U.K. corporation tax in relation to their shareholdings. Under these provisions, part of any “chargeable profits” accruing to us so long as we remain resident outside the United Kingdom for U.K. tax purposes, or in certain circumstances to any non-U.K. resident subsidiary or investee company of ours, may be attributed to such a shareholder and may in certain circumstances be chargeable to U.K. corporation tax in the hands of the shareholder. The Controlled Foreign Companies provisions are complex, and shareholders should consult their own independent professional advisers.

(iii) Chapter 2 of Part 13 of the Income Tax Act 2007—Deemed Income of Individuals

The attention of shareholders who are individuals resident in the United Kingdom for tax purposes is drawn to the provisions set out in Chapter 2 of Part 13 of the U.K. Income Tax Act 2007 (Transfer of assets abroad), which may render those individuals liable to U.K. income tax in respect of undistributed income (but not capital gains) of ours. However, those provisions should not be relevant in any taxable periods for which we are resident in the United Kingdom for U.K. tax purposes.

(iv) “Transactions in securities”

The attention of shareholders (whether companies or individuals) within the scope of U.K. taxation is drawn to the provisions set out in, respectively, Part 15 of the Corporation Tax Act 2010 and Chapter 1 of Part 13 of the Income Tax Act 2007, which give powers to H.M. Revenue and Customs to raise tax assessments so as to cancel “tax advantages” derived from certain prescribed “transactions in securities”.

Stamp duty/stamp duty reserve tax

(i) Issue of Ordinary Shares or Depositary Interests in respect of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax will be payable on the issue of ordinary shares or depositary interests in respect of ordinary shares, subject to the comments in (iv) below.

(ii) Transfers of Ordinary Shares

U.K. stamp duty will in principle be payable on any instrument of transfer of our ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Shareholders should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a U.K. court. An instrument of transfer need not be stamped in order for the British Virgin Islands register of ordinary shares to be updated, and the register is conclusive proof of legal ownership.

Provided that the ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer ordinary shares will not be subject to U.K. stamp duty reserve tax.

We currently do not intend that any register of our ordinary shares will be maintained in the United Kingdom.

(iii) Transfers of Depositary Interests in respect of Ordinary Shares

So long as our central management and control is not exercised in the United Kingdom, the shares are not maintained on a share register kept in the United Kingdom and our ordinary shares are listed on a recognized stock exchange, no U.K. stamp duty reserve tax should be payable on the transfer of depositary interests in respect of ordinary shares through CREST.

However, if we become centrally managed and controlled in the United Kingdom or our share register is moved to the United Kingdom, agreements to transfer depositary interests in respect of ordinary shares entered into at or after that time will be subject to U.K. stamp duty reserve tax, generally at the rate of 0.5% of the consideration for the transfer. The transferee will generally be liable to bear the cost of such stamp duty reserve tax, which will be payable regardless of whether the agreement to transfer is executed or held in the United Kingdom and whether the our share register is held in the United Kingdom.

(iv) Ordinary Shares held through clearance services or depositary receipt arrangements

Where ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), U.K. stamp duty or stamp duty reserve tax may be payable at a rate of 1.5% (rounded up if necessary, in the case of stamp duty, to the nearest multiple of £5) of the amount or value of the consideration payable for (or, in certain circumstances, the value of) the ordinary shares. This liability for stamp duty or stamp duty reserve tax will be payable by the clearance service or depositary receipt operator or its nominee, as the case may be, but in practice participants in the clearance service or depositary receipt scheme will generally be required to reimburse them for such cost.

Following litigation, H.M. Revenue and Customs has confirmed that it will no longer seek to apply the above 1.5% stamp duty or stamp duty reserve tax charge on the issue of shares into a clearance service or depositary receipt system established in a European Union Member State on the basis that the charge is not compatible with EU law. However, their view is that the 1.5% charge will still apply on the transfer of shares into such a clearance service or depositary receipts system where the transfer is not an integral part of the issue of share capital. This view is currently being challenged in further litigation. Accordingly, shareholders should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5% stamp duty or stamp duty reserve tax charge.

EXPENSES RELATED TO THE OFFERING

We estimate the fees and expenses to be incurred by us in connection with the resale of the ordinary shares in this offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fees	$
Transfer agent’s fees
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Miscellaneous expenses

Total	$

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of the British Virgin Islands. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of the British Virgin Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier, Tortola, British Virgin Islands, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Ogier that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the British Virgin Islands courts had jurisdiction over the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the British Virgin Islands court making such decision.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus and certain legal matters as to British Virgin Islands law will be passed upon for us by Ogier, Tortola, British Virgin Islands. The Company has been advised on U.S. securities matters by Greenberg Traurig, P.A.

EXPERTS—PREDECESSOR AND SUCCESSOR

The financial statements of Nomad Foods Limited as of March 31, 2015 and for the year ended March 31, 2015, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Iglo Foods Holdings Limited as of December 31, 2014, 2013 and 2012 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of Pricewaterhouse Coopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPERTS—FINDUS

The consolidated carve-out financial statements for Findus Sverige AB as of and for the twelve months ended September 30, 2014 and September 30, 2013, as of and for the nine months ended September 30, 2012 and as of December 31, 2011, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London, United Kingdom WC2N 6RH.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered under this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Nomad Foods Limited

Audited Financial Statements of Nomad Foods Limited for the Period from April 1, 2014 (Inception) through March 31, 2015 and as of March 31, 2015
Report of Independent Registered Public Accounting Firm	F-3
Statement of Financial Position	F-4
Statement of Comprehensive Income	F-5
Statement of Changes of Equity	F-6
Statement of Cash Flows	F-7
Notes to the Financial Statements	F-8

Unaudited Condensed Consolidated Interim Financial Statements of Nomad Foods Limited as of and for the three months ended June 30, 2015
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-21
Unaudited Condensed Consolidated Interim Statements of Income	F-22
Unaudited Condensed Consolidated Statements of Comprehensive Income	F-23
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-24
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-25
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-26

Iglo Foods Holdings Limited

Audited Consolidated Financial Statements of Iglo Foods Holdings Limited as of and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012
Report of Independent Registered Public Accounting Firm	F-43
Consolidated Statements of Financial Position	F-44
Consolidated Statements of Income	F-45
Consolidated Statements of Comprehensive Income	F-46
Consolidated Statements of Changes in Equity	F-47
Consolidated Statements of Cash Flows	F-48
Notes to Consolidated Financial Statements	F-49

Unaudited Condensed Consolidated Interim Financial Statements of Iglo Foods Holdings Limited as of and for the three months ended March 31, 2015
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-92
Unaudited Condensed Consolidated Interim Statements of Income	F-93
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income	F-94
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-95
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-96
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-97

Unaudited Condensed Consolidated Interim Financial Statements of Iglo Foods Holdings Limited for the two and five months ended May 31, 2015
Unaudited Condensed Consolidated Interim Statements of Income	F-106
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income	F-107
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-108
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-109
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-110

Page
Findus Sverige AB

Audited Consolidated Carve-out Financial Statements of Findus as of December 31, 2011 and September 30, 2012, 2013, and 2014, and for the nine-month period ended September 30, 2012 and the years ended September 30, 2013 and 2014

Report of Independent Auditor	F-116
Consolidated Carve-out Income Statements	F-118
Consolidated Carve-Out Statements of Comprehensive Income	F-119
Consolidated Carve-Out Statements of Changes in Net Parent Investment	F-120
Consolidated Carve-out Statements of Financial Position	F-121
Consolidated Carve-out Statements of Cash Flows	F-122
Notes to the Consolidated Carve-out Financial Statements	F-123

Unaudited Consolidated Carve-out Financial Statements of Findus as of and for the nine months ended June 27, 2015
Condensed Consolidated Carve-Out Income Statements	F-170
Condensed Consolidated Carve-out Statements of Comprehensive Income	F-171
Condensed Consolidated Carve-out Statements of Changes in Net Parent Investment	F-172
Condensed Consolidated Carve out Statements of Financial Position	F-173
Condensed Consolidated Carve-out Statements of Cash Flows	F-174
Notes to the Unaudited Condensed Consolidated Carve-out Financial Statements	F-175

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nomad Foods Limited (formerly Nomad Holdings Limited)

In our opinion, the accompanying statement of financial position and the related statements of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Nomad Foods Limited (formerly Nomad Holdings Limited) at 31 March 2015, and the results of its operations and its cash flows for the year ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

September 8, 2015

Nomad Foods Limited — Statement of Financial Position

As of March 31, 2015

	Note	March 31, 2015
		€m
Current assets
Cash and cash equivalents	2.5	126.8
Portfolio investments		320.6

Total assets		447.4

Current liabilities
Payables and accrued expenses		0.7
Founder Preferred Shares Annual Dividend Amount	7,11	38.2

Total current liabilities		38.9

Non-current liabilities
Founder Preferred Shares Annual Dividend Amount	7,11	133.1
Warrant redemption liability	7,12	0.5

Total non-current liabilities		133.6

Total liabilities		172.5

(Deficit)/equity attributable to equity holders
Capital reserve	9	353.5
Share-based payment reserve		—
Translation reserve		88.9
Accumulated deficit		(167.5)

Total equity		274.9

Total liabilities and equity		447.4

The accompanying notes are an integral part of these financial statements.

Nomad Foods Limited — Statement of Comprehensive Income

For the Period from April 1, 2014 to March 31, 2015

	Note	For the period from April 1, 2014 to March 31, 2015
		€m except per share data
Income/(loss)
Administration costs	4	(0.7)
Exceptional items		(0.7)
Charge related to Founder Preferred Shares Annual Dividend Amount	11	(165.8)
Charge related to Warrant redemption liability	12	(0.4)

Operating loss		(167.6)

Finance Income
Realised and unrealised gain on current portfolio investments		0.1
Interest income		—

Loss for the period		(167.5)

Basic and diluted loss per share		(3.35)

Comprehensive income/(loss):
Net loss for the period		(167.5)
Other comprehensive income after tax:
Foreign currency gain		88.9

Other comprehensive income for the period, net of tax		88.9

Total comprehensive loss for the period		(78.6)

The accompanying notes are an integral part of these financial statements.

Nomad Foods Limited — Statement of Changes of Equity

For the Period from April 1, 2014 to March 31, 2015

	Note	Capital reserve	Translation Reserve	Retained Earnings	Total
		€m	€m	€m	€m
Balance as of April 1, 2014		—	—	—	—
Issue of Founder Preferred Shares	9	10.6	—	—	10.6
Issue of Ordinary Shares	9	350.9	—	—	350.9
Cost of Admission	9	(8.0)	—	—	(8.0)
Loss and total comprehensive loss for the period		—	88.9	(167.5)	(78.6)

Balance as of March 31, 2015		353.5	88.9	(167.5)	274.9

The accompanying notes are an integral part of these financial statements.

Nomad Foods Limited — Statement of Cash Flows

For the Period from April 1, 2014 to March 31, 2015

	Note	For the period from April 1, 2014 to March 31, 2015
		€m
Operating activities:
Net loss		(167.5)
Reconciliation of net loss to net cash used in operating activities:
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount	7	165.8
Non-cash charge related to warrant redemption liability		0.4
Non-cash Chairman and Independent Non-Executive Director fees		0.2
Unrealised gain on portfolio investments		(0.1)
Increase in cash resulting from changes in liabilities:
Accounts payable and accrued expenses		0.7

Net cash used in operating activities		(0.5)

Investing activities:
Purchase of portfolio investments		(478.8)
Redemption of portfolio investments		183.2

Net cash used in investing activities		(295.6)

Financing activities:
Proceeds from issuance of Founder Preferred Shares	9	10.6
Proceeds from issuance of Ordinary Shares, net of offering cost	9	350.9
Costs of admission	9	(8.0)
Loans from Founder Entities for incorporation		0.1
Repayment of loans to Founder Entities		(0.1)

Net cash provided by financing activities		353.5
Effect of exchange rate fluctuations		69.4

Net increase in cash and cash equivalents		126.8

Cash and cash equivalents at beginning of period		—
Cash and cash equivalents at end of period		126.8

The accompanying notes are an integral part of these financial statements.

Nomad Foods Limited — Notes to the Financial Statements

1)	General information

Nomad Foods Limited (“Nomad”, formerly Nomad Holdings Limited) was incorporated in the British Virgin Islands on April 1, 2014. These financial statements cover the date from our incorporation to March 31, 2015. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

These financial statements were approved for issuance by the Board of Directors (the “Directors”) on September 4, 2015.

2)	Principal accounting policies

The principal accounting policies applied in the financial statements are set out below.

2.1)	Basis of preparation

These historical financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“IFRS”), and those parts of the BVI Business Companies Act applicable under IFRS. As Nomad was incorporated on April 1, 2014, there is no comparative information.

The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.

Nomad’s functional currency is the U.S. Dollar (“$”). The financial statements and notes thereto are presented in Euro (“€”), which is Nomad’s reporting currency and are rounded to the nearest €0.1 million, except when otherwise indicated.

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2)	New accounting standards

This is the first set of audited financial statements prepared by Nomad since Nomad’s Ordinary Shares were admitted to the Official List by way of a Standard Listing, and to trading on the London Stock Exchange’s main market for listed securities on April 15, 2014. Nomad adopted all applicable standards and applicable interpretations published by the IASB and as endorsed by the European Union for the period ended March 31, 2015. Nomad did not adopt any standard or interpretation published by the IASB and endorsed by the European Union for which the mandatory application date is on or after April 1, 2015.

Based on Nomad’s existing activity, there are no new interpretations, amendments or full standards that have been issued but not effective or adopted for the financial period ended March 31, 2015 that will have a material impact on Nomad.

2.3)	Segmental reporting

IFRS 8 requires Nomad to disclose information about its operating segments and the geographic areas in which it operates. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. As no operating activities are carried out in Nomad, no operating segments can be identified and therefore no segmental information has been presented.

Nomad Foods Limited — Notes to the Financial Statements

2.4)	Foreign currency translation

As noted above, Nomad’s functional currency is the U.S. Dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Nomad income statement.

The Company’s financial statements are translated into the reporting currency (i.e., Euros). Assets and liabilities are translated at the year-end exchange rate, income and expenses are translated at average exchange rates during the year, and equity components (excluding current year movements, which are translated at the average rates) are translated at historical rates. Net unrealized exchange adjustments arising on the translation of the financial statements are reported within Accumulated other comprehensive income in equity.

2.5)	Financial instruments

Financial assets

Nomad classifies its financial assets based on the nature and purpose for which the financial instrument was acquired. Management determines the classification of its financial instruments at initial recognition and the classification is re-evaluated at every reporting date. Nomad currently holds the following financial instruments.

Cash and cash equivalents

Cash and short-term securities comprise cash on hand, deposits held at call with banks, and other short-term highly liquid investments. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, generally have an original maturity of 3 months or less and are subject to an insignificant risk of adverse changes in value.

Portfolio investments

From time to time, Nomad invests in short-term highly liquid investments that are readily convertible into known amounts of cash and have a maturity of more than 3 months and less than one year.

Financial liabilities

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less otherwise they are presented as non-current liabilities. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Details of the liability arising from Founder Preferred Shares dividend rights are disclosed in note 2.7.

Nomad derecognises financial liabilities when, and only when, Nomad’s obligations are discharged, transferred, cancelled or expired.

2.6)	Share-based payments

Where Nomad engages in share based payment transactions in respect of services received from certain of its employees, these are accounted for as equity settled share based payments in accordance with IFRS 2.

The fair value of the grant of the options issued to our non executive directors, Lord Myners, Alun Cathcart and Guy Yamen, (as more fully described in Note 9) (the “Initial Options”) is recognised as an expense.

Nomad Foods Limited — Notes to the Financial Statements

The total amount to be expensed is determined by reference to the fair value of the awards granted:

•	including any market performance condition;

•	excluding the impact of any service and non-market performance vesting conditions; and

•	including the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of awards that are expected to vest. The total expense is recognised in the income statements with a corresponding credit to equity over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

2.7)	Equity bifurcation and Founder Preferred Shares Annual Dividend Amounts

Nomad issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The instrument and its component parts were analysed under IFRS 2. Nomad has classified the Founder Preferred Shares Annual Dividend Amount as a liability as these may be settled in cash at the discretion of the Company. The liability is recognised at their fair value to represent the benefit provided to the Founder Entities.

The fair value of the liability was valued using a Monte Carlo simulation. As the Founder Preferred Shares were issued to affiliates of certain of the non-executive directors of Nomad, the fair value of the Founder Preferred Shares Annual Dividend Amount given to the holders was recorded as an expense under IFRS 2. There are no further service conditions attached and the expense was recognised immediately as an employee expense.

Subsequent to its initial recognition when issued, the liability will be adjusted for changes in fair market value. Changes in value will be recorded in the income statement.

In addition to the Founder Preferred Shares Annual Dividend Amount, the Founder Preferred Shares give the holder the same entitlements as a holder of Ordinary Shares. As the cash consideration received for this equity entitlement was the same price as the IPO, this part of the transaction is outside the scope of IFRS 2 and classified as equity in accordance with IAS 32.

2.8)	Finance income

Finance income is accounted for on an accrual basis using the effective interest method and represents income from cash and cash equivalent assets and portfolio investments.

2.9)	Exceptional items

The separate reporting of exceptional items which are presented as exceptional within the relevant income statement category, helps provide an indication of the Group’s underlying business performance. Exceptional items have been identified and adjusted by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items comprise legal fees in relation to the acquisition of Iglo Group.

Nomad Foods Limited — Notes to the Financial Statements

3)	Critical accounting judgments and key sources of estimation uncertainty

The preparation of the financial statements requires the use of certain critical estimates. It also requires management to exercise judgment in the process of applying Nomad’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Management has also considered, at the grant date, the probability of an acquisition being completed, and potential range of values for the Founder Preferred Shares as well as associated dividend rights, based on the circumstances at the grant date. Overall it has been concluded that the fair value of the Founder Preferred Shares and respective dividend rights (calculated using a Monte Carlo simulation) is charged to the income statement with a corresponding credit to equity and liabilities. A summary of the terms of the Founder Preferred Shares and their associated dividend rights are set out in Notes 9 and 11.

4)	Administrative expenses and exceptional items

The administrative expenses and exceptional items for the period are as follows:

2015
€m
Chairman and Independent Non-Executive Director fee	0.2
Share-based compensation (i)	—
Other operating expenses	0.5

Total administrative expenses	0.7
Acquisition related costs (ii)	0.7

Total exceptional items	0.7

(i)	Share-based compensation includes the Independent Non-Executive Directors’ share option charge of approximately €31,000.
(ii)	Primarily relates to legal fees incurred in respect of the acquisition of Iglo Group as described further in note 15.

5)	Auditor remuneration

During the period, Nomad obtained the following services from the auditors:

2015
€m
Audit services	0.1
Audit related assurance services (i)	—
Other services (ii)	0.1

Total	0.2

(i)	Audit related assurance services include the fees paid for review of the Nomad’s Interim Management Report for the period from incorporation to December 31, 2014.
(ii)	Other assurance services include the fees paid for the services as Reporting Accountant for Nomad’s initial public offering in April 2014.

6)	Taxation

Nomad is not subject to income tax or corporation tax in the British Virgin Islands.

Nomad Foods Limited — Notes to the Financial Statements

7)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, Nomad uses various methods including market, income and cost approaches. Based on these approaches, Nomad utilises certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs may be readily observable, market corroborated, or generally unobservable inputs. Nomad utilises valuation techniques that maximise the use of observable inputs and minimise the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques Nomad is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1—Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2—Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3—Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

Where market information is not available to support internal valuations, reviews of third party valuations are performed.

While Nomad believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Founder Preferred Shares Annual Dividend Amount

Nomad utilises a Monte Carlo simulation to derive the estimated fair value of the Founder Preferred Shares Annual Dividend Amount. Key inputs into the model include probability of an acquisition, market value of Ordinary Shares, expected volatility, and a risk-free interest rate.

The following table presents Nomad’s liabilities that are measured at fair value at March 31, 2015.

Level 3
€m
Founder Preferred Shares Annual Dividend Amount	171.3

There were no transfers between Levels during the period.

Nomad Foods Limited — Notes to the Financial Statements

The following table presents Nomad’s fair value measurements using significant unobservable inputs (Level 3):

Founder Preferred Shares Annual Dividend Amount
€m
Opening balance at April 1, 2014	—
Change recognised in the income statement	171.3

Closing balance at December 31, 2014	171.3

8)	Earnings per share

2015
Net loss attributable to shareholders (€m)	(167.5)
Weighted average Ordinary Shares and Founder Preferred Shares	50,025,000
Loss per share (€’s)	(3.35)

Basic loss is calculated by dividing the loss attributable to shareholders of Nomad of €167.5 million by the weighted average number of Ordinary Shares of 48,525,000 and Founder Preferred Shares of 1,500,000.

Diluted earnings per share equals basic earnings per share at March 31, 2015 as the exercise of the Initial Options and Warrants would not be dilutive, given the losses arising.

Additional ordinary shares have been issued as a result of the Iglo Acquisition of Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) , details of which are set out in note 15.

9) Capital reserve

2015
€m
Authorised:
Unlimited number of Ordinary Shares with nil nominal value issued at $10 per share	N/A
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10 per share	N/A
Issued and fully paid:
48,525,000 Ordinary Shares with nil nominal value issued at $10 per share*	350.9
1,500,000 Founder Preferred Shares with nil nominal value issued at $10 per share*	10.6

Total share capital	361.5

*	Each ordinary share and Founder Preferred Share was issued together with one warrant (see below)

Of the total cash received for the Founder Preferred Shares, €0.3 million was allocated to the liability component arising at the date of issue and €10.6 million allocated to equity.

Ordinary Shares

No Ordinary Shares were issued upon incorporation. Nomad’s issued Ordinary Share capital consists of 48,525,000 Ordinary Shares on April 11, 2014 (48,500,000 Ordinary Shares were issued in the initial public offering and 25,000 were issued to Lord Myners, Alun Cathcart and Guy Yamen at the time of the initial public

Nomad Foods Limited — Notes to the Financial Statements

offering). There are no Ordinary Shares held in Treasury, therefore the total number of Ordinary Shares with voting rights in Nomad is 48,525,000 (no par value). Ordinary Shares confer upon the holder the following:

1.	the right to receive an equal share (with the holders of Founder Preferred Shares) in the distribution of the surplus assets of Nomad on its liquidation as are attributable to holders of Ordinary Shares in accordance with Nomad’s Memorandum and Articles of Association;

2.	subject to the right of the Founder Preferred Shares to receive any Founder Preferred Shares Annual Dividend Amount from time to time, the right, together with the Founder Preferred Shares, to receive such portion of all amounts available for distribution and from time to time distributed by way of dividend or otherwise at such time as the Directors shall determine; and

3.	in respect of each such ordinary share the right to receive notice of, attend and vote as a Member at any meeting of Members.

Founder Preferred Shares

Two (2) Founder Preferred Shares were issued on incorporation. Nomad’s issued Founder Preferred Share capital consists of 1,500,000 Founder Preferred Shares (1,499,998 Founder Preferred Shares were issued to the Founders Entities in conjunction with the Initial Public Offering). There are no Founder Preferred Shares held in Treasury. Founder Preferred Shares confer upon the holder the following:

1.	the right to one vote per Founder Preferred Share on all matters to be voted on by shareholders generally and vote together with the holders of ordinary shares;

2.	commencing on January 1, 2015 and for each financial year thereafter:

a.	once the average price per ordinary share for any ten consecutive trading days is at least $11.50 (which condition has been satisfied), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.	the right to receive dividends and other distributions as may be declared from time to time by the Company’s board of directors with respect to the Ordinary Shares (such dividends to be distributed among the holders of Founder Preferred Shares, as if for such purpose the Founder Preferred Shares had been converted into Ordinary Shares immediately prior to such distribution) plus an amount equal to 20% of the dividend which would be distributable on such number of Ordinary Shares equal to the Preferred Share Dividend Equivalent (as defined below);

3.	in addition to amounts payable pursuant to clause 2 above, the right, together with the holders of Ordinary Shares, to receive such portion of all amounts available for distribution and from time to time distributed by way of dividend or otherwise at such time as determined by the Directors;

4.	the right to an equal share (with the holders of Ordinary Shares on a share for share basis) in the distribution of the surplus assets of Nomad on its liquidation as are attributable to the Founder Preferred Shares; and

5.	the ability to convert into Ordinary Shares on a 1-for-1 basis (mandatorily upon a Change of Control or the seventh full financial year after an acquisition).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the Ordinary Shares thus aligning the interests of the Founders with those of the investors on a long term basis. In the first year in which the Founder Preferred Shares Annual Dividend Amount becomes payable, such dividend will be equal in value to 20% of the increase in the market value of one Ordinary Share, being the difference between $10.00 and the average closing price of the last ten trading days of Nomad’s financial year (the “Dividend Price”), multiplied by the Preferred Share Dividend Equivalent.

Nomad Foods Limited — Notes to the Financial Statements

“Preferred Share Dividend Equivalent” means 140,220,619 Ordinary Shares, which is the number of Ordinary Shares outstanding immediately following the Iglo Acquisition but excluding any Ordinary Shares issued to shareholders or other beneficial owners of a company or business acquired pursuant to or in connection with the Iglo Acquisition (subject to adjustment in accordance with the Memorandum and Articles). For any subsequent financial year in which the Founder Preferred Shares Annual Dividend Amount becomes payable (i.e. if the Dividend Price during such subsequent year is greater than the highest Dividend Price in any preceding year in which a dividend was paid in respect of the Founder Preferred Shares), the Founder Preferred Shares Annual Dividend Amount will be 20% of the increase in the Dividend Price over the highest prior Dividend Price in any preceding year multiplied by Preferred Share Dividend Equivalent.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of Ordinary Shares are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of admission to trading or otherwise as determined in accordance with Nomad’s Memorandum and Articles of Association.

Warrants

On April 11, 2014, in conjunction with its initial public offering, Nomad issued an aggregate 50,000,000 Warrants to purchasers of both its Ordinary and Founder Preferred Shares. In addition, 25,000 Warrants were issued to the Lord Myners, Alun Cathcart and Guy Yamen as part of their appointment as directors. Each Warrant entitled its holder to subscribe for one-third of an ordinary share upon exercise (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument). Warrant holders are required therefore (subject to any prior adjustment) to hold and validly exercise three Warrants and pay $11.50 per Ordinary Share in order to receive one Ordinary Share.

The Warrants are also subject to mandatory redemption at $0.01 per Warrant if at any time the volume-weighted average price per ordinary share equals or exceeds $18.00 (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument) for a period of ten consecutive trading days. During the year ended March 31, 2015, €0.40 million was charged for redemption of Warrants.

In connection with the acquisition of Iglo Group, Nomad has reduced the exercise price of the Warrants from $11.50 to $10.50 per whole Ordinary Share. Further, on May 6, 2015, Nomad obtained the consent of over 75% of the holders of outstanding Warrants to an amendment to the terms of the Warrants in order to provide that the subscription period for the Warrants, which previously would have expired on the third anniversary of Nomad’s consummation of its first acquisition, would instead expire on the consummation of the Iglo Acquisition (except in certain limited circumstances, in which case, such holder will be permitted to exercise his, her or its Warrants until the date that is 30 days following the date of readmission to trading on the London Stock Exchange in June 2015). The Warrant Amendment was thereby effective on May 6, 2015.

As of June 17, 2015, there are 1,073,462 Warrants issued and outstanding.

Share-based compensation

Share-based compensation consists of expense associated with the issuance of Initial Options in exchange for services during the year.

Nomad Foods Limited — Notes to the Financial Statements

Cost of admission

Cost of admission includes the share issuance expenses on initial public offering. The details of these costs are as follows:

2015
€m
Advisory fees	0.3
Legal fees	0.6
Placement fees	7.1

Total	8.0

10)	Share-based compensation

Nomad issued the Initial Options, which are described in Note 9.

Such securities and awards have been accounted for in accordance with “IFRS 2—Share Based Payment”. On April 11, 2014, Lord Myners, Alun Cathcart and Guy Yamen were granted options to purchase a maximum of 125,000 Ordinary Shares at an exercise price of $11.50 per ordinary share (subject to such adjustment to the number of Ordinary Shares and/or the exercise price as the Directors consider appropriate in accordance with the terms of the Initial Option Deeds in respect of an issue of Ordinary Shares by way of a dividend or distribution to holders of Ordinary Shares, a subdivision or consolidation or any other variation to the share capital of Nomad, as determined by the Directors). The awards will be exercisable during the five year period commencing on the trading day immediately following the date Nomad completes an acquisition.

Nomad has calculated the cost of the Initial Options based upon their fair value and taking into account the vesting period and using the Black-Scholes methodology. The valuation of the Initial Options has been based on the following assumptions: market value of Ordinary Shares at the grant date of $10.00, an exercise price of $11.50, 1 year expected time to acquisition with a probability of acquisition of 61%, volatility of 17.03% and a risk free interest rate of 0.84%. Based on the preceding assumptions, the total value for the Initial Options is €0.06 million.

There are no expected forfeitures at grant date.

The expense is recognised over an estimated 2-year period ended on April 1, 2016.

11)	Founder Preferred Shares Annual Dividend Amount

Nomad has issued Founder Preferred Shares to its Founder Entities. A summary of the key terms of the Founder Preferred Shares is set out in Note 9.

The Founder Preferred Shares are deemed to have vested immediately as no service conditions related to their issuance are attached to them. The payment of the Founder Preferred Shares Annual Dividend Amount is not at the discretion of Nomad or subject to acquisition but are mandatory after January 1, 2015 subject to the share price conditions being met. Nomad has the option to settle its obligations under the terms of the Founder Preferred Shares by issuing shares or the equivalent in cash. The Annual Dividend Amounts were valued and recognised as a liability under IFRS 2.

Nomad Foods Limited — Notes to the Financial Statements

Key assumption inputs to the models are presented below:

	April 11, 2014	March 31, 2015
Number of dividend shares	50,025,000	135,747,619
Market value of Ordinary Shares at grant date	$10.00	$11.25
Vesting period	Immediate	Immediate
Valuation model	Monte Carlo	Monte Carlo
Expected time to Acquisition	1 year	0.17 years
Acquisition probability	61%	99%
Volatility: pre-Acquisition	12.19%	12.19%
Volatility: post-Acquisition	20.15%	20.40/24.30%
Risk-free interest rate	2.64%	1.71%

On March 30, 2015, Nomad issued a Letter of Intent to acquire Iglo Group (see note 15 Subsequent events). Accordingly, the model reflects the fair value of the Founder Preferred Shares Annual Dividend Amount based on the probability-weighted average fair values under multiple scenarios as at March 31, 2015 including:

1)	Successful acquisition of Iglo Group;

2)	Successful acquisition of another company in the event that acquisition of Iglo Group is not completed; or

3)	Liquidation of the Company if there is no acquisition.

Under scenario 1, the post-acquisition volatility assumption for the outcome in which Iglo Group is acquired was estimated using the median of a number of comparable companies chosen for their similarity to Iglo Group in industry, size and financial leverage.

Under scenario 2, as any potential alternative acquisition company is still unknown, the future post-acquisition volatility in that scenario has been calculated based on the MSCI World Small Cap Index which has companies of comparable size to Nomad’s and provides for likely acquisition target across a broad range of industries and geographies.

The total liability of €171.3 million at March 31, 2015 includes €38.2 million which has been classified as a current liability based on the fair value of the liability expected to be payable within one year of the balance sheet date. The total charge in the year related to the liability was reduced by the allocation of €0.3 million from the total cash received on issue of the Founder Preferred Shares (see note 9).

Sensitivity analysis

If the acquisition of Iglo Group was not completed, assuming other assumptions being held constant, the valuation of the Founder Preferred Shares Annual Dividend Amount as at March 31, 2015 would have decreased to €27.3 million.

Should the number of dividend shares go up or down by 1%, assuming other assumptions being held constant, the valuation of the Founder Preferred Shares Annual Dividend Amount as at March 31, 2015 would increase or decrease by €1.7 million, respectively.

12)	Warrant redemption liability

As a contingent obligation to redeem for cash, a separate liability of €0.4m (€0.01 per Warrant) was recognised.

Nomad Foods Limited — Notes to the Financial Statements

13)	Related party transactions

In conjunction with the inception of the company, Nomad, in consideration for each of the Founder Entities advancing Nomad €0.07 million, issued an unsecured promissory note for a principal amount of €0.07 million to each of the Founder Entities. The terms of the loans were that there should be no interest accrued on the principal amount and that the loans should be repaid within 60 days following admission. On May 14, 2014, the loans were repaid in full and the terms of the promissory notes were therefore satisfied.

During the period, Nomad issued Founder Preferred Shares which are intended to incentivise the Founders to achieve Nomad’s objectives. The Performance Condition will be satisfied under such circumstances as described in Note 9 or in the event of a change of control as defined in the articles of the Company.

Prior to Admission, certain costs associated with the marketing, placing and listing of shares were incurred and paid by the Founders and recharged to Nomad at cost. Within the total costs associated with the Admission, amounting to €8.0 million; €9,000 represented recharges from related parties. All balances had been re-paid at 31 March 2015. In addition, certain costs related to the Founder Directors’ travel expenses of €1,000 were reimbursed.

Mariposa Capital II, LLC and TOMS Acquisition I LLC perform certain administrative, investment and accounting services on behalf of Nomad. The total fees for these services from inception to March 31, 2015 were €0.2 million.

Advisory Services Agreements

On 15 June 2015, the Company entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Mr. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will be entitled to receive an aggregate annual fee equal to $2.0 million, payable in quarterly installments. This agreement will expire on June 1, 2016 and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

14)	Financial risk management

Nomad’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of Nomad’s long term strategy covering areas such as foreign exchange risk, interest rate risk, credit risk, liquidity risk and capital management.

Financial risk management is under the direct supervision of the Board of Directors which follows policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments and investment of excess liquidity. Nomad does not intend to acquire or issue derivative financial instruments for trading or speculative purposes and has yet to enter into a derivative transaction.

Currency risk

The majority of the Company’s financial cash flows prior to the Transaction were denominated in United States Dollars. During the period from April 1, 2014 through March 31, 2015, the Company did not carry out any significant transactions in currencies outside the above. Foreign exchange risk arises from recognised monetary assets and liabilities. Accordingly, the Company has not hedged systematically its foreign exchange risk.

Nomad Foods Limited — Notes to the Financial Statements

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Nomad is exposed to credit risk from its financing activities, including deposits with banks and financial institutions. Credit risk from balances with banks and financial institutions is managed by the Board. Investment of surplus funds is entered into with high credit quality financial institutions and in U.S treasury bills.

Liquidity risk

Nomad monitors liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom. Such forecasting takes into consideration Nomad’s debt financing plans (when applicable), compliance with internal balance sheet ratio targets and external regulatory or legal requirements if appropriate.

Nomad’s existing financial liabilities of €171.3 million consist of contingent payments associated with Founder Preferred share dividend rights which will be payable in Ordinary Shares or cash at the sole option of the Company.

Cash flow interest rate risk

Nomad has no long term borrowings and as such is not currently exposed to interest rate risk. To mitigate the risk of default by one or more of its counterparties, Nomad currently holds its assets in instruments available from the U.S denominated money markets and/or at commercial banks that are at least AA rated or better at the time of deposit. As of March 31, 2015, €428.5 million was held in U.S. treasury bills meeting the terms of the U.S denominated money markets. Nomad anticipates that it will continue to hold the bulk of its assets in U.S. treasury bills until an acquisition is consummated. The Board regularly monitors interest rates offered by, and the credit ratings of, current and potential counterparties, to ensure that Nomad remains in compliance with its stated investment policy for its cash balances. Nomad does not currently use financial instruments to hedge its interest rate exposure.

Capital risk management

Nomad’s objectives when managing capital (currently consisting of share capital and share premium) are to safeguard Nomad’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, Nomad may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

15)	Subsequent events

On April 20, 2015 Nomad entered into a definitive agreement to acquire the Iglo Group.

In May 2015, the Company issued 75,666,669 of our Ordinary Shares in a private placement to certain institutional investors at a price of $10.50 per ordinary share. In addition, between May and June 2015, the Company issued an aggregate of 16,673,307 Ordinary Shares pursuant to the exercise of certain warrants at an exercise price of €10.50 per Ordinary Share.

In May 2015, the Company changed its fiscal year end to December 31.

On June 1, 2015 Nomad completed its acquisition of the Iglo Group for approximately €2.6 billion. Upon closing, Nomad changed its name to Nomad Foods Limited and readmitted its Ordinary Shares to the London Stock Exchange in June 2015.

Nomad Foods Limited — Notes to the Financial Statements

The Iglo Acquisition was funded through a combination of Nomad’s cash on hand, equity and proceeds from a private placement of approximately €729.8 million at €9.6 ($10.50) per Ordinary Share (75.7 million ordinary shares), proceeds of approximately €154.3 million from the early exercise 48.1 million of Nomad’s existing warrants at reduced price of €9.6 ($10.50) per whole Ordinary Share (16.0 million Ordinary Shares), as well as the assumption of approximately €1.2 billion of the Iglo Group’s existing debt. The seller of the Iglo Group re-invested a portion of their proceeds into €133.5 million of equity (13.7 million Ordinary Shares) at closing. Each of the Founder Entities (either directly or through an affiliate) subscribed for 1.9 million Ordinary Shares and exercised all of their outstanding warrants (1.5 million warrants each) in conjunction with the transaction. The Company’s transaction costs were approximately €25.1 million including costs to amend Iglo Group’s senior debt in conjunction with the transaction.

On July 14, 2015 the Company announced the completion of a private placement of a total of 15,445,346 new Ordinary Shares of no par value raising proceeds of approximately $320 million before expenses. The shares were issued at a price of US$20.75 per share. The proceeds are intended for general purposes including potential future acquisitions.

On August 13, 2015 the Company announced that it has entered into an option agreement with Liongem Sweden 1 AB (“Findus Seller”) under which the Company or one of its subsidiaries shall be obliged at the option of the Findus Seller to acquire Findus Sverige AB and its subsidiaries (“Findus” or the “Findus Group”) for approximately £500 million. Through this transaction the Company will acquire the continental European businesses of Findus in Sweden, Norway, Finland, Denmark, France, Spain and Belgium with respect to the Findus, Lutosa, and La Cocinera brands.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2015

	Note	March 31, 2015	June 30, 2015
		€m	€m
Non-current assets
Intangible assets	7	—	2,682.1
Property, plant and equipment	8	—	269.2
Deferred tax assets		—	47.3

Total non-current assets		—	2,998.6

Current assets
Cash and cash equivalents		126.8	608.0
Inventories		—	212.3
Short-term securities		320.6	—
Trade and other receivables		—	35.3
Deferred borrowing costs	9	—	3.1
Derivative financial instruments		—	5.5

Total current assets		447.4	864.2

Total assets		447.4	3,862.8

Current liabilities
Bank overdrafts		—	478.8
Trade and other payables		0.7	298.4
Founder Preferred Shares Annual Dividend Amount	10	38.2	—
Derivative financial instruments		—	2.9
Tax payable		—	17.3
Provisions	11	—	25.7

Total current liabilities		38.9	823.1

Non-current liabilities
Loans and borrowings	9	—	1,183.5
Founder Preferred Shares Annual Dividend Amount	10	133.1	—
Warrant redemption liability		0.5	—
Employee benefits	12	—	110.0
Deferred tax liabilities		—	307.5

Total non-current liabilities		133.6	1,601.0

Total liabilities		172.5	2,424.1

Equity
Capital reserve	13	353.5	1,367.7
Founder Preferred Shares reserve	10	—	531.5
Merger reserve		—	0.9
Translation reserve		88.9	92.3
Cash flow hedging reserve		—	(1.8)
Accumulated deficit		(167.5)	(551.9)

Total equity		274.9	1,438.7

Total liabilities and equity		447.4	3,862.8

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim financial statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Income

For the three months ended June 30, 2015 and June 30, 2014

		For the three months ended
	Note	June 30, 2014	June 30, 2015
		€m	€m
Revenue		—	102.8
Cost of sales		—	(95.9)

Gross profit		—	6.9

Other operating expenses		—	(18.9)
Charge related to Founder Preferred Shares Annual Dividend Amount	10	(22.4)	(349.0)
Charge relating to Warrant redemption		(0.4)	0.4
Exceptional items	14	—	(20.9)

Operating loss		(22.8)	(381.5)
Finance income	15	—	0.9
Finance costs	15	—	(15.2)

Net financing costs		—	(14.3)

Loss before tax		(22.8)	(395.8)

Taxation	16	—	(0.7)

Loss for the period		(22.8)	(396.5)

Attributable to:
Owners of the Parent Company		(22.8)	(396.5)

Earnings per share
Loss for the period		(22.8)	(396.5)
Basic weighted average ordinary and founder preferred shares outstanding	17	42,310,001	89,935,672
Basic loss per share	17	(0.54)	(4.41)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim financial statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

For the three months ended June 30, 2015 and June 30, 2014

		For the three months ended
	Note	30 June 2014	30 June 2015
		€m	€m
Loss for the period		(22.8)	(396.5)
Other comprehensive income:
Actuarial gains on defined benefit pension plans	12	—	17.4
Taxation charge on measurement of defined benefit pension plans		—	(5.3)

Items not reclassified to the Statement of Income		—	12.1

Gain on investment in foreign subsidiary, net of hedge		4.8	3.4
Effective portion of changes in fair value of cash flow hedges		—	(3.7)
Taxation credit relating to components of other comprehensive income		—	1.9

Items that may be subsequently reclassified to the Statement of Income		4.8	1.6

Other comprehensive income for the period, net of tax		4.8	13.7

Total comprehensive loss for the period		(18.0)	(382.8)

Attributable to:
Owners of the Parent Company		(18.0)	(382.8)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim financial statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity For the three months ended June 30, 2015

	Notes	Capital reserve	Founder Preferred Shares Reserve	Merger Reserve	Translation reserve	Cash flow hedge reserve	Retained losses	Total
		€m	€m	€m	€m	€m	€m	€m
Balance as of April 1, 2014		—	—	—	—	—	—	—
Issue of Ordinary shares	13	350.7	—	—	—	—	—	350.7
Issue of Founder Preferred Shares	13	10.6	—	—	—	—	—	10.6
Cost of admission		(8.0)	—	—	—	—	—	(8.0)
Loss and total comprehensive loss for the period		—	—	—	4.8	—	(22.8)	(18.0)

Balance as of June 30, 2014		353.3	—	—	4.8	—	(22.8)	335.3

Balance as of March 31, 2015		353.5	—	—	88.9	—	(167.5)	274.9
Issuance of Ordinary shares	13	1,014.2	—	—	—	—	—	1,014.2
Founder Preferred Shares Annual Dividend Amount	10	—	531.5	—	—	—	—	531.5
Merger reserve		—	—	0.9	—	—	—	0.9
Loss and total comprehensive loss for the period		—	—	—	3.4	(1.8)	(384.4)	(382.8)

Balance as of June 30, 2015		1,367.7	531.5	0.9	92.3	(1.8)	(551.9)	(1,438.7)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Interim Statements of Cash Flows

For the three months ended June 30, 2015 and June 30, 2014

		For the three months ended
	Note	June 30, 2014	June 30, 2015
		€m	€m
Cash flows from operating activities
Net loss		(22.8)	(396.5)
Reconciliation of net loss to net cash used in operating activities:
Exceptional items	14	—	20.9
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount		22.4	349.0
Non-cash charge/(gain) related to Warrant redemption liability		0.4	(0.4)
Non-cash fair value purchase price adjustment of inventory		—	26.0
Depreciation and amortisation	7, 8	—	2.4
Finance costs	15	—	15.2
Finance income	15	—	(0.9)
Taxation		—	0.7

Operating cash flow before changes in working capital and provisions		—	16.4
Increase in inventories		—	(4.1)
Decrease in trade and other receivables		—	24.7
(Decrease)/increase in trade and other payables		(0.1)	22.7
Increase in employee benefits & other provisions		—	0.4

Cash generated from operations		(0.1)	60.1
Cash flows relating to exceptional items		—	(73.0)
Tax paid		—	(1.4)

Net cash used in operating activities		(0.1)	(14.3)

Investing activities:
Purchase of Iglo, net of cash acquired		—	(682.1)
Purchase of portfolio investments		(144.6)	—
Redemption of portfolio investments		—	178.3
Purchase of property, plant and equipment	8	—	(1.6)

Net cash used in investing activities		(144.6)	(505.4)

Financing activities:
Proceeds from issuance of Founder Preferred Shares		10.6	—
Proceeds from issuance of Ordinary Shares	13	350.7	1,014.2
Costs of admission		(8.0)	—
Loans from Founder Entities for incorporation		0.1	—
Repayment of loans to Founder Entities		(0.1)	—
Repayment of loan principal	9	—	(490.0)
Payment of financing fees		—	(5.4)
Interest paid		—	(11.5)
Interest received		—	0.1

Net cash provided by financing activities		353.3	507.4

Net increase/(decrease) in cash and cash equivalents		208.6	(12.3)
Cash and cash equivalents at beginning of period		—	126.8
Effect of exchange rate fluctuations		(18.7)	14.7

Cash and cash equivalents at end of period		189.9	129.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

Nomad Foods Limited (the “Company” or “Nomad”) is registered in the British Virgin Islands. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. On June 1, 2015, the Company acquired the entire share capital of Iglo Foods Holdings Limited (the “Iglo Group”) a company domiciled and incorporated in the United Kingdom.

2.	Basis of preparation

This unaudited condensed consolidated interim financial statements for the three months ended June 30, 2015 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls (together referred to as the “Nomad Group”) and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).

These condensed consolidated interim financial statements were authorised for issue by the Company’s Board of Directors on September 4, 2015.

There are no new accounting standards which have a material impact on this financial information.

The Company’s financial statements and notes were previously presented in U.S. Dollars, which was its presentation and functional currency. Upon the acquisition of the Iglo Group on June 1, 2015, Nomad adopted the Euro (“€”) as its functional currency and reporting currency because this is the functional and presentation currency of the Iglo Group, which comprises all of Nomad’s operations post-acquisition. The exchange rate at the date of the change in functional currency was one Euro to 1.115 U.S. Dollars. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.

3.	Accounting policies

The accounting policies adopted are consistent with those of the previous financial period. The following additional accounting policies were adopted as a result of the acquisition of the Iglo Group:

3.1	Business Combination

The Nomad Group uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Nomad Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

3.2	Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

3.3	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Statement of Income.

For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations are translated at period-end exchange rates, income and expenses are translated at average exchange rates during the period, and equity components (excluding current year movements, which are translated at the average rates) are translated at historical rates. Net unrealised exchange adjustments arising on the translation of the financial statements are reported in the translation reserve line item along with related qualifying hedges.

3.4	Segment reporting

The Chief Operating Decision Maker (“CODM”) has been determined to be the Chief Executive Officer as he is primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

Following the acquisition of Iglo Group, Nomad’s operations are primarily organised into one operating unit, ‘Frozen’ (which comprises all the brands, as well as the factories and private label business units). Our corporate overheads are unallocated and classified as “Other.” The primary organisation and management of business activities into these two segments has been used to identify and determine the Group’s operating segments as reported to the CODM.

The CODM uses revenue and earnings before interest, taxation, depreciation and amortisation (“Adjusted EBITDA”) as the key measure of the segments’ results. Revenue is presented to the CODM using budgeted currency exchange rates while Adjusted EBITDA is presented to the CODM at actual exchange rates.

Segment reporting as reported to the CODM is included within note 6.

3.5	Intangible Assets

Intangible assets acquired separately are recorded at cost. With the exception of goodwill, as discussed below, intangible assets acquired as part of a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition.

i)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries and associates. Goodwill is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

ii)	Computer software

Capitalised software costs include the cost of acquired computer software licences and costs that are directly associated with the design, construction and testing of such software where this relates to a major business system.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Costs associated with identifying, sourcing, evaluating or maintaining computer software are recognised as an expense as incurred.

The assets are stated at cost less accumulated amortisation and impairment losses.

Software costs are amortised by equal annual installments over their estimated useful economic life of five to seven years once the software is capable of being brought into use.

iii)	Brands

Based on the market position of the brands, the significant levels of investment in advertising and promoting the brands, and the fact that they have been established for over 50 years, management considers that the Birds Eye, Iglo and Findus brands should be considered to have indefinite lives. Therefore these brands are not amortised but instead held at historical cost less provision for any impairment.

3.6	Property, plant and equipment

i)	Owned assets

Property, plant and equipment acquired in a business combination is recorded at fair value at the acquisition date. Otherwise, property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

ii)	Leased assets

Leases in which the Nomad Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Where land and buildings are held under finance leases the accounting treatment of the land is considered separately from that of the buildings. Leased assets acquired by way of finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

All other leases are classified as operating leases.

iii)	Depreciation

Depreciation is charged on a straight line basis. Depreciation is charged over the estimated useful lives of each part of an item of property, plant and equipment once the item is brought into use. Land is not depreciated. The estimated useful lives are as follows:

Useful Life
Building	40 years
Plant and equipment	5 to 14 years
Computer equipment	3 to 5 years

The assets’ residual values and useful lives are reviewed on a frequent basis.

3.7	Inventories

Inventories are stated at the lower of fair value (for inventory acquired in a business combination), or cost, and net realisable value (“NRV”). NRV is determined by estimating selling prices in the applicable market location and related costs of disposal in the ordinary course of business.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Cost is based on the weighted average principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Inventories are reduced by an allowance for slow moving, obsolete and defective inventories, based on the review of on-hand inventories and historical and forecasted usage.

3.8	Financial instruments

i)	Trade receivables

Trade receivables are measured at fair value upon initial recognition (including trade receivables in a business combination), and are subsequently measured at amortised cost using the effective interest method, less any impairment. Since trade receivables are due within one year, this equates to initial carrying value less any impairment.

Appropriate allowances for estimated irrecoverable amounts are recognised in the Statement of Income when there is objective evidence that the asset is impaired.

Trade receivables are presented net of customer rebate balances.

ii)	Loans and borrowings

a. Valuation

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.

Subsequent to initial recognition, interest bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Statement of Income over the expected period of the borrowings on a straight line basis.

Loans assumed in a business combination are recorded at fair value on the acquisition date.

b. Capitalisation of borrowing costs

Costs incurred in securing borrowings are carried at cost and amortised over the expected life of the loan.

iii)	Derivative and hedge accounting

Derivative financial instruments are recognised at fair value. When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, all changes in its fair value are recognised immediately in the Statement of Income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate caps represents the time value plus the intrinsic value at the financial year end date.

The fair value of forward exchange contracts is their quoted market price at the financial year end date, being the present value of the quoted forward price.

a. Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the cash flow hedging reserve. Any ineffective portion of the hedge is recognised immediately in the Statement of Income.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the Statement of Income immediately.

b. Net investment hedges

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in Other Comprehensive Income to the extent that the hedge is effective, and are presented in the translation reserve within equity. To the extent that the hedge is ineffective, such differences are recognised immediately in the Statement of Income. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to the Statement of Income as part of the gain or loss on disposal.

3.9	Provisions

Provisions are recognised when the Nomad Group has a legal or constructive present obligation as a result of a past event, and it is probable that the Nomad Group will be required to settle that obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the financial year end date, and are discounted to present value where the effect is material.

3.10	Revenue

Revenue comprises sales of goods after deduction of discounts and sales taxes. It does not include sales between companies within the Nomad Group. Discounts given by the Nomad Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each financial year end date any discount incurred but not yet invoiced is estimated and accrued.

Revenue is recognised when the risks and rewards of the underlying products have been transferred to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement, usually being on receipt of goods by the customer.

3.11	Expenses

i)	Operating lease payments

Payments made under operating leases are recognised in the Statement of Income on a straight line basis over the term of the lease. Lease incentives received are recognised on a straight line basis in the Income Statement as an integral part of the total lease expense.

ii)	Borrowing costs

Unless capitalised as part of the cost of borrowing (see note 9), borrowing costs are recognised in the Statement of Operations in the period in which they are incurred.

iii)	Exceptional items

The separate reporting of non-recurring exceptional items helps provide an indication of the Nomad Group’s underlying business performance. Exceptional items are comprised of transaction, integration and acquisition costs relating to new acquisitions; restructuring costs; impairments or reversal of impairments of intangible assets; operational restructuring; investigation of strategic opportunities; costs relating to certain management incentive plans; and other significant items that are non-recurring in nature.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

iv)	Research and development

Expenditures on research activities are recognised in the Statement of Income as an expense as incurred.

3.12	Employee benefits

i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the Statements of Income as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in the future payments is available.

ii)	Defined benefit plans

The Nomad Group’s net obligation in respect of defined benefit pension plans and other post-employment benefits is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That net obligation is discounted to determine its present value. The calculation is performed by a qualified actuary using the projected unit credit method. All actuarial gains and losses are recognised in the period in which they occur through the statement of recognised income and expense. Past service cost is recognized immediately.

iii)	Other management incentive schemes

If schemes fall outside the scope of IFRS 2, since they are not related to the price or value of equity instruments, but do fall within the scope of IAS 19 “Employee Benefits”, an annual charge is taken over the service period based on an estimate of the amount of future benefit employees will earn in return for their service.

3.13	Impairment of non-current assets

The carrying amounts of the Nomad Group’s assets are reviewed annually to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Impairment losses are recognised in the Statement of Income in the period in which they arise.

For goodwill and assets that have an indefinite useful life, an impairment review is performed at least annually.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

i)	Calculation of recoverable amount

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows of the business are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

ii)	Allocation of impairment losses

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units, then to any related indefinite life intangible assets, and then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

iii)	Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.14	Interest income

Interest income is recognised in the Income Statement in the period in which it is earned.

3.15	Taxation

The Company is not subject to income tax or corporation tax in the British Virgin Islands. However, the Company’s operating subsidiaries are subject to income tax.

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognised in the consolidated statements of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial year end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities recognised for financial reporting purposes and the amounts used for taxation purposes on an undiscounted basis. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination; and differences relating to investments in subsidiaries, to the extent that the Company can control the reversal, and they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the amount expected to be recovered based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial year end date.

3.16	Share-based payments

Where the Nomad Group engages in share based payment transactions in respect of services received from certain of its employees, directors and consultants, these are accounted for as equity settled share based payments in accordance with IFRS 2.

The fair value of the grant of the options issued was recognised as an expense by reference to the fair value of the awards granted.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Non-market vesting conditions are included in assumptions about the number of awards that are expected to vest. The total expense is recognised in the Statement of Income with a corresponding credit to equity over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the Statement of Income, with a corresponding adjustment to equity.

4.	Accounting estimates

The preparation of financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2015 were as follows:

4.1	Valuation of Founder Preferred Shares

The Founder Preferred Shares Annual Dividend Amounts were valued and recognised as a liability under IFRS 2. The fair value of the liability at each balance sheet date was valued using a Monte Carlo simulation and any difference in fair value was recorded as an expense.

The payment of the Founder Preferred Shares Annual Dividend Amount is not at the discretion of Nomad but is payable after January 1, 2015 subject to certain performance conditions being met. Nomad, at its discretion, may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intends that the Founder Preferred Shares Annual Dividend Amount will be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount was classified as equity and no further revaluations will be required.

4.2	Fair value of derivative financial instruments

The Nomad Group holds derivative financial instruments as of June 30, 2015. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

4.3	Employee benefit obligation

Actuarial valuations of the assumed defined benefit pensions are performed by qualified actuaries. The Nomad Group’s employee benefit obligations and principal assumptions around the actuarial valuations are disclosed in Note 12.

4.4	Discounts

Discounts given by the Nomad Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each quarter end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued.

4.5	Income tax

The income tax expense and the provision for income taxes for the period to June 30, 2015 for the Nomad Group have been determined based on an estimate of the weighted average annual income tax rate expected

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

to apply for the full financial period. Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgements. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Nomad Group could in future periods experience adjustments to these accruals.

5.	Acquisition

On April 20, 2015, the Company signed the Transaction Agreement to acquire the Iglo Group (“Transaction”) from Birds Eye Iglo Limited Partnership, Inc (the “Permira Partnership”). The Transaction closed on June 1, 2015 (“Closing Date”). Prior to the Transaction Closing Date, Permira held 100 percent of the equity interests of the Iglo Group.

On June 1, 2015, Nomad completed its acquisition of the Iglo Group, a leading European frozen food company based in the UK for approximately €2.6 billion. Upon closing, Nomad changed its name to Nomad Foods

Limited. In addition to the readmission of its Ordinary Shares to the London Stock Exchange which occurred in June 2015, Nomad intends to pursue a primary listing of its Ordinary Shares on the New York Stock Exchange.

In the month of June 2015, the Iglo Group contributed total revenue of €102.8 million and loss before tax of €2.9 million to the Company’s results. If the acquisition had occurred on April 1, 2015, management estimates that consolidated revenue would have been €345.6 million (2014: €359.5 million for the 3 months ended June 30, 2014, as if the acquisition had occurred on April 1, 2014), and consolidated profit before tax for the period would have been €25.9 million (2014: €50.9 million). In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2015.

The transaction was funded through a combination of Nomad’s cash on hand, equity and proceeds from a private placement in April 2015 of approximately €729.8 million at €9.6 ($10.50) per Ordinary Share (75.7 million

Ordinary Shares), proceeds of approximately €154.3 million from the early exercise of 48.1 million of Nomad’s existing warrants at reduced price of €9.6 ($10.50) per whole Ordinary Share (16.0 million Ordinary Shares), as well as the assumption of approximately €1.2 billion of the Iglo Group’s existing debt. The seller of the Iglo

Group re-invested a portion of their proceeds into €133.5 million of equity (13.7 million Ordinary Shares) at closing. Each of the Founder Entities (either directly or through an affiliate) subscribed for 1.9 million Ordinary

Shares and exercised all of their outstanding warrants (1.5 million warrants each) in conjunction with the transaction. The Company’s transaction costs were approximately €25.1 million including costs to amend Iglo

Group’s senior debt in conjunction with the transaction.

Acquisition-related costs

The Nomad Group incurred acquisition related costs of €26.3 million on legal fees, due diligence costs, and fees in relation to the amendment of the Iglo Group’s senior debt. €20.9 million of these costs have been included in exceptional items (see Note 14). The remainder relates to capitalized debt fees.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Identifiable assets acquired and liabilities assumed

The following table summarises the provisional recognised amounts of assets acquired and liabilities assumed at the date of acquisition (June 1, 2015). The purchase price adjustments are not finalised as of the date of approving these condensed consolidated interim financial statements.

€m
Intangible assets (excluding goodwill)	1,335.4
Property, plant and equipment	268.2
Inventories	233.0
Trade debtors	60.0
Pre-paid debt fees	15.9
Derivative financial instruments	7.7
Cash and cash equivalents	727.7
Bank overdrafts	(626.1)
Borrowings	(1,186.6)
Trade creditors	(281.0)
Retirement benefits	(127.3)
Provisions	(77.9)
Taxation	(19.0)
Net deferred tax liability	(254.2)

Total identifiable net assets acquired	75.8

Fair values measured on a provisional basis

The following fair values have been determined on a provisional basis

•	The fair value of the Iglo Group’s intangible assets (brands and software) has been measured provisionally pending completion of an independent valuation.

•	The fair value of the Iglo Group’s property, plant and equipment

•	The fair value of the Iglo Group’s deferred tax asset/liability

Fair values are measured on a provisional basis if new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

€m
Consideration transferred	1,413.8
Fair value of identifiable net assets	(75.8)

Goodwill	1,338.0

The goodwill recognised is attributable mainly to the growth prospects for the business expected organically and through strategic acquisitions and the assembled workforce.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

6.	Segment reporting

Segment external revenue

All our revenue is generated by our Frozen segment.

Segment Adjusted EBITDA

		For the three months ended
	Note	June 30, 2014	June 30, 2015
		€m	€m
Frozen-Adjusted EBITDA		—	26.0

Other corporate expenses		—	(9.6)

Charge related to Founder Preferred Shares Annual Dividend Amount		(22.4)	(349.0)
Charge relating to warrant redemption		(0.4)	0.4
Non-cash fair value purchase price adjustment of inventory		—	(26.0)
Exceptional items	14	—	(20.9)
Net finance costs	15	—	(14.3)
Depreciation	8	—	(2.1)
Amortisation	7	—	(0.3)

Loss before tax		(22.8)	(395.8)

No information on segment assets or liabilities is presented to the CODM.

Products information

Management considers the products it sells belong to one category, being frozen foods.

Geographical information

External revenue by geography

	For the three months ended
	June 30, 2014	June 30, 2015
	€m	€m
United Kingdom	—	40.2
Italy	—	26.6
Germany	—	17.3
Rest of Europe	—	18.7

Total external revenue by geography	—	102.8

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

7.	Intangible assets

	Goodwill	Brands	Computer software	Total
	€m	€m	€m	€m
Net book value as of April 1, 2015	—	—	—	—
Acquisition	1,338.0	1,331.9	3.5	2,673.4
Amortisation charge for the period	—	(0.1)	(0.2)	(0.3)
Effect of movements in foreign exchange	—	8.8	0.2	9.0

Net book value as of June 30, 2015	1,338.0	1,340.6	3.5	2,682.1

The Company did not hold any intangible assets prior to the acquisition of the Iglo Group.

8.	Property, plant and equipment

Property, plant and equipment
€m
Net book value as of April 1, 2015	—
Acquisition	268.2
Additions	1.6
Depreciation charge for the period	(2.1)
Effect of movements in foreign exchange	1.5

Net book value as of June 30, 2015	269.2

The Company did not hold any property, plant or equipment prior to the acquisition of the Iglo Group.

9.	Loans and borrowings

	June 30, 2014	June 30, 2015
	€m	€m
Current assets
Capitalised borrowing costs to be amortised within 1 year	—	(3.1)

Total current assets	—	(3.1)

Non-current liabilities
Senior debt and other loans	—	696.1
2020 floating rate senior secured notes	—	500.0
Less capitalised borrowing costs to be amortised in 2 - 5 years	—	(12.6)

Total due after more than one year	—	1,183.5

Total loans and borrowings	—	1,180.4

The interest rate on the loans and the floating rate senior secured notes are re-priced within one year to the relevant Euribor or Libor rate.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Recent events

Concurrent with the acquisition of the Iglo Group on June 1, 2015 by the Company, the Iglo Group amended its Senior Facilities Agreement and repaid €490.0 million of gross debt. This amendment is expected to deliver lower interest costs due to the reduction in gross debt and a reduction of 0.25% in the interest rates applied. The acquired debt continues to be repayable on June 30, 2020.

This was viewed as a modification of existing debt, therefore eligible transaction costs of €5.4 million were capitalised as part of the amendment of debt and will be amortised over the remaining life of the debt.

The Company acquired an €80.0 million multicurrency revolving credit facility. This facility is available until December 31, 2019. As of June 30, 2015 €4.3 million has been utilised for letters of credit, overdrafts, customer bonds and bank guarantees against the revolving credit facility.

10.	Founder Preferred Shares Annual Dividend Amount

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the Ordinary Shares thus aligning the interests of the Founders with those of the investors on a long term basis. In the first year in which the Founder Preferred Shares Annual Dividend Amount becomes payable, such dividend will be equal in value to 20% of the increase in the market value of one Ordinary Share, being the difference between $10.00 and the average closing price of the last ten trading days of Nomad’s financial year (the “Dividend Price”), multiplied by the Preferred Share Dividend Equivalent.

“Preferred Share Dividend Equivalent” means 140,220,619 Ordinary Shares, which is the number of Ordinary Shares outstanding immediately following the Iglo Acquisition but excluding any Ordinary Shares issued to shareholders or other beneficial owners of a company or business acquired pursuant to or in connection with the Iglo Acquisition (subject to adjustment in accordance with the Memorandum and Articles). For any subsequent financial year in which the Founder Preferred Shares Annual Dividend Amount becomes payable (i.e. if the Dividend Price during such subsequent year is greater than the highest Dividend Price in any preceding year in which a dividend was paid in respect of the Founder Preferred Shares), the Founder Preferred Shares Annual Dividend Amount will be 20% of the increase in the Dividend Price over the highest prior Dividend Price in any preceding year multiplied by Preferred Share Dividend Equivalent.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of outstanding Ordinary Shares are subject to such adjustments for share splits, share dividends and certain other recapitalization events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of admission to trading or otherwise as determined in accordance with Nomad’s Memorandum and Articles of Association.

Founder Preferred Shares Annual Dividend Amount
€m
Balance as of April 1, 2014	—
Charge recognized in the income statement	165.7
Foreign exchange impact	6.1

Balance as of March 31, 2015	171.8
Charge recognized in the income statement	349.0
Foreign exchange impact	10.7
Classified within equity (note 4.1)	(531.5)

Balance as of June 30, 2015	—

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Assuming the Company settles the Founder Preferred Shares Annual Dividend Amount in equity as of June 30, 2015, this would increase its weighted average ordinary shares by approximately 21.8 million ordinary shares as of such date.

11.	Provisions

Provisions
€m
Balance as of April 1, 2015	—
Acquisition	77.9
Additions during the period	1.4
Amounts released in period	(0.6)
Utilisation of provision	(53.0)

Balance as of June 30, 2015	25.7

The utilisation during the period consisted primarily of the payout of certain management incentive schemes of the Iglo Group relating to the completion of the Acquisition.

Of the total provision balance at 30 June 2015, €9.0 million (2014: € nil) relates to committed plans for certain operational restructuring activities which are due to be completed within the next 18 months. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans. The remainder relates to ordinary course, indirect tax and legal matters.

The Company did not have any provisions prior to the acquisition of the Iglo Group.

12.	Employee benefits

The Iglo Group operates defined benefit pension plans in Germany, Italy and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the period to June 30, 2015.

Employee Benefits
€m
Balance as of April 1, 2015	—
Acquisition	127.3
Actuarial gain on pension scheme valuations	(17.4)
Service cost	—
Net interest expense	0.4
Contributions by employer	(0.3)

Balance as of June 30, 2015	110.0

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The principal assumptions used by qualified actuaries in determining the valuations as of June 30, 2015 were as follows:

	Defined benefit retirement plans			Post-employment medical benefits and other benefits
	Germany	Austria	Italy	Germany	Austria
Discount rate	2.4%	2.5%	1.7%	1.4%	2.5%
Inflation rate	2.0%	—	1.8%	2.0%	—
Rate of increase in salaries	2.7%	3.0%	3.0%	2.7%	3.0%
Rate of increase in pension payment	1%/2%	1.7%	—	—	—
Long-term medical cost of inflation	—	—	—	—	2.0%

The Company did not have any defined benefit pension plans prior to the acquisition of the Iglo Group.

13.	Capital reserves

	Shares
	March 31, 2015	June 30, 2015	March 31, 2015	June 30, 2015
			€m	€m
Issued and fully paid:
Ordinary Shares	48,525,000	154,251,938	350.9	1,365.1
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6

Total share capital[1]			361.5	1,375.7

[1]	Total share capital balances shown here are gross of costs of admission of €8.0m.

Ordinary Shares

The Company issued 105.7 million Ordinary Shares between April 1, 2015 and June 30, 2015. 13.7 million and 75.7 million Ordinary Shares were issued as a result of the acquisition of the Iglo Group and a private placement, respectively. 16.3 million Ordinary Shares were issued from the early exercise of warrants.

Warrants

On May 6, 2015, the Company obtained the consent of over 75% of the holders of outstanding Warrants to an amendment to the terms of the Warrants in order to provide that the subscription period for the Warrants, which previously would have expired on the third anniversary of the Company’s consummation of its first acquisition, would instead expire on the consummation of the Transaction (except in certain limited circumstances, in which case, such holder will be permitted to exercise his, her or its Warrants until the date that is 30 days following the date of Readmission). The Warrant Amendment was thereby effective on May 6, 2015.

As of June 30, 2015, there were 5,066 Warrants issued and outstanding.

14.	Exceptional items

Exceptional items are comprised of transaction costs related to the purchase of the Iglo Group on June 1, 2015. The tax impact on the exceptional items amounts to €0.2 million (2014: €nil).

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

15.	Finance income and costs

	For the three months ended
	June 30, 2014	June 30, 2015
	€m	€m
Finance Income
Interest income	—	0.9

Total finance income	—	0.9

Interest expense	—	(6.8)
Interest on defined benefit pension plan obligation	—	(0.4)
Amortisation of borrowing costs	—	(0.2)
Net foreign exchange arising on retranslation of financial assets and liabilities	—	(7.8)

Total finance costs	—	(15.2)

Net finance costs	—	(14.3)

16.	Taxation

Income tax expense for the three month period to June 30, 2015 is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial period.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgements. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), we could in future periods experience adjustments to this provision.

Management believes that the Nomad Group’s position on all open matters including those in current discussion with local tax authorities is robust and that the Nomad Group is appropriately provided.

Applicable to the Nomad Group’s subsidiaries subject to UK tax, through the enactment of the Finance Act 2013 in the UK and subsequent amendments, the standard rate of corporation tax in the UK was 20% for June 30, 2015. This rate is reflected in these financial statements. A further reduction of corporation tax in the UK to 19% from April 1, 2017 and 18% from April 1, 2020 has been announced but has not yet been substantively enacted. As such, this change has not been reflected in this financial statements.

17.	Earnings per share

	3 months ended
	June 30, 2014	June 30, 2015
Loss attributable to shareholders (€m)	€(22.8)	€(396.5)
Weighted average Ordinary Shares and Founder Preferred Shares	42,310,001	89,935,672
Basic loss per share	€(0.54)	€(4.41)

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Basic loss is calculated by dividing the loss attributable to the shareholders of the Company of €396.5 million by the weighted average number of Ordinary Shares of 88,435,672 and Founder Preferred Shares of 1,500,000.

For the three months ended June 30, 2015 and June 30, 2014, the exercise of the Initial Options and Warrants would not be dilutive, given the losses arising. Therefore, diluted earnings per share has not been disclosed.

Additional ordinary shares have been issued as a result of the acquisition of the Iglo Group, details of which are set out in Note 5.

18.	Contingent liabilities

The Iglo Group is currently in discussions with tax authorities and a third party in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. The Company has an indemnity in respect of this tax issue.

19.	Related parties

On June 1, 2015 the Company acquired 100% of the share capital of the Iglo Group from the Permira Partnership, becoming the ultimate controlling party.

Mariposa Capital II, LLC and TOMS Acquisition I LLC perform certain administrative, investment and accounting services on behalf of the Company. The total fees for these services for the three months ended June 30, 2014 and 2015 were €36,517 and €185,059, respectively. Total fees for these services from inception to June 30, 2015 were €368,015.

20.	Subsequent events

On July 14, 2015, the Company announced the completion of a private placement of a total of 15,445,346 new Ordinary Shares of no par value raising proceeds of approximately $320 million before expenses. The shares were issued at a price of US$20.75 per share. The proceeds are intended for general purposes including potential future acquisitions.

On August 13, 2015, the Company announced that it has entered into an option agreement with Liongem Sweden 1 AB (“Findus Seller”) under which the Company or one of its subsidiaries shall be obliged at the option of the Findus Seller to acquire Findus Sverige AB and its subsidiaries (“Findus” or the “Findus Group”) for approximately £500 million. Through this transaction the Company will acquire the Findus Group’s continental European businesses in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa, and La Cocinera brands.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nomad Foods Limited (formerly Nomad Holdings Limited)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Iglo Foods Holdings Limited and its subsidiaries at December 31, 2014, December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

September 8, 2015

Iglo Foods Holdings Limited — Consolidated Statements of Financial Position

As of the three years ended December 31, 2014

		2012	2013	2014
	Note	€m	€m	€m
Non-current assets
Intangible assets	4	2,217.8	2,174.0	2,216.4
Property, plant and equipment	3	250.6	252.1	254.9
Deferred tax assets	6	65.0	65.1	73.3

Total non-current assets		2,533.4	2,491.2	2,544.6

Current assets
Inventories	7	242.6	221.8	229.1
Trade and other receivables	8	65.3	57.6	49.4
Tax receivable		—	1.5	—
Deferred borrowing costs	10	11.6	—	2.1
Derivative financial instruments	23	0.3	0.6	11.2
Cash and cash equivalents	9	644.1	688.5	707.0

Total current assets		963.9	970.0	998.8

Total assets		3,497.3	3,461.2	3,543.4

Current liabilities
Bank overdrafts	9	428.5	371.4	487.8
Trade and other payables	11	313.5	304.5	313.9
Derivative financial instruments	23	2.4	7.3	1.8
Tax payable		11.8	—	8.8
Loans and borrowings	10	—	117.2	—
Provisions	13	20.4	26.6	55.2

Total current liabilities		776.6	827.0	867.5

Non-current liabilities
Loans and borrowings	10	2,842.9	2,822.2	2,903.1
Employee benefits	12	75.2	70.9	124.2
Deferred tax liabilities	6	309.1	291.5	306.1

Total non-current liabilities		3,227.2	3,184.6	3,333.4

Total liabilities		4,003.8	4,011.6	4,200.9

Net liabilities		(506.5)	(550.4)	(657.5)

Deficit attributable to equity holders
Share capital	14	0.1	0.1	0.1
Capital reserve	14	—	1.9	3.6
Translation reserve		(38.3)	(43.6)	(16.0)
Cash flow hedging reserve		(2.1)	(4.6)	4.9
Accumulated deficit		(466.2)	(504.2)	(650.1)

Total deficit		(506.5)	(550.4)	(657.5)

The accompanying notes are an integral part of these consolidated financial statements.

Iglo Foods Holdings Limited — Consolidated Statements of Income

for the three years ended December 31, 2014

		2012	2013	2014
	Note	€m	€m	€m
Revenue	28	1,572.7	1,505.8	1,500.9
Cost of sales		(1,028.9)	(1,001.8)	(970.9)

Gross profit		543.8	504.0	530.0

Other operating expenses		(222.4)	(231.8)	(254.2)
Exceptional items.	16	(53.6)	(83.8)	(52.9)

Operating profit	15	267.8	188.4	222.9

Finance income	19	4.6	12.4	6.8
Finance costs	19	(307.0)	(240.0)	(297.0)

Net finance costs		(302.4)	(227.6)	(290.2)

Loss before tax		(34.6)	(39.2)	(67.3)

Taxation	20	(43.5)	(2.0)	(41.8)

Loss for the year		(78.1)	(41.2)	(109.1)

Attributable to:
Owners of the Parent Company		(78.1)	(41.2)	(109.1)

The accompanying notes are an integral part of these consolidated financial statements.

Iglo Foods Holdings Limited — Consolidated Statements of Comprehensive Income

for the three years ended December 31, 2014

		2012	2013	2014
	Note	€m	€m	€m
Loss for the year		(78.1)	(41.2)	(109.1)

Other comprehensive income/(loss):
Actuarial (losses)/gains on defined benefit pension plans	12	(24.4)	4.8	(52.0)
Taxation credit/(charge) on remeasurement of defined benefit pension plans	20	7.3	(1.6)	15.2

Items not reclassified to the Income Statement		(17.1)	3.2	(36.8)
Gain/(loss) on hedge of net investment in foreign subsidiary		8.0	(7.8)	27.6
Effective portion of changes in fair value of cash flow hedges	14	(8.8)	(3.3)	13.2
Taxation credit/(charge) relating to components of other comprehensive income	20	2.6	3.3	(3.7)

Items that may be subsequently reclassified to the Income Statement		1.8	(7.8)	37.1
Other comprehensive (loss)/income for the year, net of tax		(15.3)	(4.6)	0.3

Total comprehensive loss for the year		(93.4)	(45.8)	(108.8)

Attributable to:
Owners of the Parent Company		(93.4)	(45.8)	(108.8)

The accompanying notes are an integral part of these consolidated financial statements.

Iglo Foods Holdings Limited — Consolidated Statements of Changes in Equity

for the three years ended December 31, 2014

		Share capital	Capital reserve	Transla- tion reserve	Cash flow hedging reserve	Accumu- lated deficit	Total deficit
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1, 2012		7.0		(46.3)	4.0	(377.8)	(413.1)

Loss for the year		—	—	—	—	(78.1)	(78.1)
Other comprehensive income/(loss) for the year		—	—	8.0	(6.1)	(17.2)	(15.3)

Total comprehensive loss for the year		—	—	8.0	(6.1)	(95.3)	(93.4)
Share reduction		(6.9)	—	—	—	6.9	—

Total transactions with owners, recognised directly in equity		(6.9)	—	—	—	6.9	—

Balance at December 31, 2012		0.1	—	(38.3)	(2.1)	(466.2)	(506.5)

Loss for the year		—	—	—	—	(41.2)	(41.2)
Other comprehensive (loss)/income for the year		—	—	(5.3)	(2.5)	3.2	(4.6)
Total comprehensive loss for the year		—	—	(5.3)	(2.5)	(38.0)	(45.8)
Issuance of new share capital		—	0.8	—	—	—	0.8
Share based payment charge		—	1.1	—	—	—	1.1

Total transactions with owners, recognised directly in equity		—	1.9	—	—	—	1.9

Balance at December 31, 2013		0.1	1.9	(43.6)	(4.6)	(504.2)	(550.4)

Loss for the year		—	—	—	—	(109.1)	(109.1)
Other comprehensive income/(loss) for the year		—	—	27.6	9.5	(36.8)	0.3

Total comprehensive income/(loss) for the year		—	—	27.6	9.5	(145.9)	(108.8)
Share based payment charge		—	1.7	—	—	—	1.7

Total transactions with owners, recognised directly in equity		—	1.7	—	—	—	1.7

Balance at December 31, 2014	14	0.1	3.6	(16.0)	4.9	(650.1)	(657.5)

The accompanying notes are an integral part of these consolidated financial statements.

Iglo Foods Holdings Limited — Consolidated Statements of Cash Flows

for the three years ended December 31, 2014

		2012	2013	2014
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	21	333.3	318.7	301.7
Cash flows relating to exceptional items		(44.5)	(51.3)	(17.2)
Tax paid		(33.7)	(30.1)	(17.1)

Net cash flows from operating activities		255.1	237.3	267.4

Cash flows from investing activities
Purchase of property, plant and equipment	3	(27.4)	(26.5)	(24.3)
Purchase of intangibles	4	—	(1.8)	(2.0)

Net cash used in investing activities		(27.4)	(28.3)	(26.3)

Cash flows from financing activities
Proceeds from new loans and notes		250.0	0.4	1,624.1
Repayment of loan principal		(387.1)	—	(1,861.0)
Payment of financing fees		(28.7)	(7.0)	(15.9)
Payment for interest rate cap premiums		—	(1.5)	(3.0)
Interest paid		(94.4)	(105.9)	(95.2)
Interest received		4.6	7.3	6.8

Net cash used in financing activities		(255.6)	(106.7)	(344.2)

Net (decrease)/increase in cash and cash equivalents		(27.9)	102.3	(103.1)
Cash and cash equivalents at beginning of year	9	242.5	215.6	317.1
Exchange rate gains/(losses) on cash and cash equivalents		1.0	(0.8)	5.2

Cash and cash equivalents at end of year	9	215.6	317.1	219.2

The accompanying notes are an integral part of these consolidated financial statements.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

1)	Accounting policies and basis of preparation

Iglo Foods Holdings Limited (“Iglo”) is domiciled in the United Kingdom and incorporated in the United Kingdom under the Companies Act 2006. Iglo and its subsidiaries’ (together the “Iglo Group”) consolidated financial statements have been prepared in accordance International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“IFRSs”) and IFRS Interpretations as applicable to companies reporting under IFRS. On April 20, 2015 Nomad Holdings Limited entered into a definitive agreement to acquire the Iglo Group (the “Iglo Acquisition”). The Iglo Acquisition closed on June 1, 2015 and Nomad Holdings Limited changed its name to Nomad Foods Limited. Iglo Foods Holdings Limited is a direct subsidiary of Nomad Foods Limited which is listed on the standard segment of the London Stock Exchange. Iglo is considered the Predecessor of Nomad Foods Limited as prior to the Iglo Acquisition, Nomad Foods Limited had no operations.

The consolidated financial statements were approved by the Board of Directors of Nomad Foods Limited on September 4, 2015.

Iglo is a frozen food producer operating in Western Europe, selling its products primarily to large grocery retailers either directly or through distribution arrangement in the United Kingdom, Germany and Italy. The brands under which Iglo sell its products are “Birds Eye” in the United Kingdom and Ireland, “Iglo” in Germany and Continental Europe and “Findus” in Italy and San Marino.

The accounting policies set out below have, unless otherwise stated, been applied consistently.

Judgements made by the Directors in the application of these accounting policies that have a significant effect on the financial statements, and key sources of estimation uncertainty which have a significant risk of causing a material adjustment in the next year are discussed in Note 2.

a)	Measurement convention

The financial statements are prepared on the historical cost basis with the exception of derivative financial instruments, which are stated at fair value.

b)	Basis of consolidation

The Iglo Group financial statements consolidate Iglo and its subsidiaries. Intercompany balances and profits or losses on intra-group transactions are eliminated. Accounting policies are applied consistently across the Iglo Group.

Subsidiaries are all entities (including structured entities) over which the Iglo Group has control. The Iglo Group controls an entity when the Iglo Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Iglo Group. They are deconsolidated from the date that control ceases.

The Iglo Group uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Iglo Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition related costs are expensed as incurred.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from amendments to any contingent consideration arrangements.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

c)	Foreign currency

The consolidated financial statements are presented in Euros, which is Iglo’s functional currency and the presentation currency of the Iglo Group. All financial statements have been rounded to the nearest €0.1 million.

i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at the financial year end. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

ii)	Assets and liabilities of foreign operations

For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year end date of £1:€1.28 (2013: £1:€1.20; 2012: £1:€1.23). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.

Foreign exchange gains and losses that relate to these assets and liabilities are presented in the income statement within ‘finance income or costs’, except where hedge accounting applies.

iii)	Net investment in foreign operations

Exchange differences arising from the translation of foreign operations, and of related qualifying hedges are taken directly to the translation reserve within equity. They are released into the income statement upon disposal of the related foreign operation.

d)	Property, plant and equipment

i)	Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

ii)	Leased assets

Leases in which the Iglo Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases.

All of our leases are classified as operating leases as none of them meets the definition of a finance lease.

iii)	Depreciation

Depreciation is charged to the Income Statement on a straight line basis over the shorter of the lease term and the estimated useful lives of each part of an item of property, plant and equipment once the item is brought into use. Land is not depreciated. The estimated useful lives are as follows:

•	Buildings 40 years

•	Plant and equipment 5 to 14 years

•	Computer equipment 3 to 5 years

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

The asset’s residual values and useful lives are reviewed on a frequent basis.

e)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries. Goodwill is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units and is not amortized but is tested annually for impairment.

f)	Other intangible assets

Intangible assets acquired separately are recorded at cost and those acquired as part of a business combination are recorded at fair value as at the date of acquisition.

i)	Computer software

Capitalized software costs include the cost of acquired computer software licenses and costs that are directly associated with the design, construction and testing of such software where this relates to a major business system.

Costs associated with identifying, sourcing, evaluating or maintaining computer software are recognized as an expense as incurred.

The assets are stated at cost less accumulated amortization and impairment losses.

Software costs are amortized by equal annual installments over their estimated useful economic life of five to seven years once the software is capable of being brought into use.

ii)	Brands

Based on the market position of the brands, the significant levels of investment in advertising and promoting the brands, and the fact that they have been established for over 50 years, the Directors consider that the Birds Eye, Iglo and Findus brands should be considered to have indefinite lives. Therefore these brands are not amortized but instead held at historical cost less provision for any impairment.

The Directors considered that one of the brands acquired as part of the acquisitions of Findus Italy, 4Salti in Padella, does not have an indefinite life. This brand is being amortized over 10 years.

g)	Impairment of non-current assets

The carrying amounts of the Iglo Group’s assets are reviewed annually to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Impairment losses are recognized in the Income Statement in the period in which they arise.

For goodwill and assets that have an indefinite useful life an impairment review is performed at least annually.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

i)	Calculation of recoverable amount

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows of the business are discounted to their present value

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

ii)	Allocation of impairment losses

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

iii)	Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value.

Cost is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Provision is made for slow moving, obsolete and defective inventories.

i)	Employee benefits

i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Income Statement as incurred. Prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in the future payments is available.

ii)	Defined benefit plans

The Iglo Group’s net obligation in respect of defined benefit pension plans and other post-employment benefits is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That net obligation is discounted to determine its present value.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

The calculation is performed by an independent qualified actuary using the projected unit credit method.

The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the income statement.

Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise amortized on a straight line basis over the average period until the benefits become vested.

iii)	Share based payment schemes

Schemes fall within the provisions of IFRS 2 “Share Based Payments” and represent equity settled share based payments.

A charge is taken to the Income Statement for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Since the interests granted are in the ultimate controlling party, Birds Eye Iglo Limited Partnership, Inc (the “Permira Partnership”), and the Iglo Group has no obligation to settle the share-based payment transaction, the grant of equity instruments to the employees of the Iglo Group is treated as a capital contribution by the Permira Partnership. See note 29 “Events after the balance sheet date”.

At the end of each reporting period, the Iglo Group revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the Income Statement, with a corresponding adjustment to equity.

iv)	Other management incentive schemes

If schemes fall outside the scope of IFRS 2, since they are not related to the price or value of equity instruments, but do fall within the scope of IAS 19 “Employee Benefits”, an annual charge is taken over the service period based on an estimate of the amount of future benefit employees will earn in return for their service.

j)	Provisions

Provisions are recognized when the Iglo Group has a legal or constructive present obligation as a result of a past event, and it is probable that the Iglo Group will be required to settle that obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the financial year end date, and are discounted to present value where the effect is material.

k)	Financial instruments

Financial assets and liabilities are recognized in the Iglo Group’s Statement of Financial Position when the Iglo Group becomes a party to the contractual provisions of the instrument.

i)	Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest method, less any impairment. Since trade receivables are due within one year, this equates to initial carrying value less any impairment.

Appropriate allowances for estimated irrecoverable amounts are recognized in Income Statement when there is objective evidence that the asset is impaired.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Trade receivables are presented net of customer rebate balances.

ii)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Iglo Group’s cash management are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows only.

iii)	Loans and borrowings

a.	Valuation

Interest bearing borrowings are recognized initially at fair value less attributable transaction costs.

Subsequent to initial recognition, interest bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Income Statement over the expected period of the borrowings on a straight line basis.

b.	Capitalization of transaction costs

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

To the extent there is no evidence that it is probable that some or all of the facility will be drawn down the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

iv)	Trade payables

Trade payables are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest method. Since trade payables are largely due within one year, this equates to initial carrying value.

v)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognized at fair value. When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, all changes in its fair value are recognized immediately in the Income Statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate caps represents the time value plus the intrinsic value at the financial year end date.

The fair value of forward exchange contracts is their quoted market price at the financial year end date, being the present value of the quoted forward price.

a.	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in the cash flow hedging reserve. Any ineffective portion of the hedge is recognized immediately in the Income Statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

occur, the cumulative gain or loss at that point remains in equity and is recognized when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the Income Statement immediately.

b.	Net investment hedges

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in Other Comprehensive Income to the extent that the hedge is effective, and are presented in the translation reserve within equity. To the extent that the hedge is ineffective, such differences are recognized in the Income Statement. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to the Income Statement as part of the gain or loss on disposal.

l)	Revenue

Revenue comprises sales of goods after deduction of discounts and sales taxes. It does not include sales between Iglo Group companies. Discounts given by the Iglo Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each financial year end date any discount incurred but not yet invoiced is estimated and accrued.

Revenue is recognized when the risks and rewards of the underlying products have been transferred to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement, usually being on receipt of goods by the customer.

m)	Interest income

Interest income is recognized in the Income Statement in the period in which it is earned.

n)	Expenses

i)	Operating lease payments

Payments made under operating leases are recognized in the Income Statement on a straight line basis over the term of the lease. Lease incentives received are recognized on a straight line basis in the Income Statement as an integral part of the total lease expense.

ii)	Borrowing costs

Unless capitalized as part of the cost of borrowing (see Note 1 (k)(iii)), borrowing costs are recognized in the Income Statement in the period in which they are incurred.

iii)	Exceptional items

The separate reporting of exceptional items which are presented as exceptional within the relevant income statement category, helps provide an indication of the Iglo Group’s underlying business performance. Exceptional items have been identified and adjusted by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items comprise restructuring costs, impairments or reversal of impairments of intangible assets, operational restructuring, integration and acquisition costs relating to new acquisitions, investigation of strategic opportunities, costs relating to certain management incentive plans and other significant items (see Note 16).

iv)	Research and development

Expenditure on research activities is recognized in the Income Statement as an expense as incurred.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

o)	Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the Income Statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial year end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts used for taxation purposes on an undiscounted basis. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial year end date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

p)	Segment reporting

The Chief Operating Decision Maker (‘CODM’) has been determined to be the Executive Committee of Iglo as they are primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

The Iglo Group’s operations are primarily organized into brands (Birds Eye in the United Kingdom & Ireland, Iglo in Germany and Continental Europe and Findus in Italy and San Marino) with each brand headed by a managing director. Other business units, comprising factories, private label and corporate overheads, make up the rest of the Iglo Group’s operations included in the information presented to the CODM. The primary organization and management of business activities into brands has been used to identify and determine the Iglo Group’s operating segments as reported to the CODM.

The CODM uses revenue and earnings before taxation, depreciation, amortization, exceptional items and net financing costs (“Adjusted EBITDA”) as the key measure of the segments’ results. Revenue is presented to the CODM using budgeted currency exchange rates as shown in Note 28. Adjusted EBITDA is presented to the CODM at actual exchange rates.

The segmental reporting is shown in Note 28.

q)	IFRSs not yet adopted

At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in the financial statements, were in issue but not yet effective:

•	IFRS 9 ‘Financial instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities and replaces IAS 39. IFRS 9 will become effective for the accounting periods starting on January 1, 2018.

•	IFRS 15 ‘Revenue from contracts with customers’ will become effective for accounting periods starting on January 1, 2018.

The Directors anticipate that the adoption in future periods of these Standards and Interpretations where they are relevant to the Iglo Group will have no material impact on the financial statements of the Iglo Group, although this assessment is ongoing.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

2)	Accounting estimates

The key sources of estimation uncertainty at the financial year end date are discussed below:

a)	Discounts

Discounts given by the Iglo Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each financial year end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’.

b)	Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating units to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from each cash generating unit and a suitable discount rate in order to calculate present value. Details of impairment reviews are provided in note 4.

c)	Employee benefit obligation

A significant number of estimates are required to calculate the fair value of the retirement benefit obligation at year end.

Note 12 contain details of these assumptions, and the calculation is performed by qualified actuaries.

d)	Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), Iglo Group could in future periods experience adjustments to these accruals.

e)	Fair value of derivative financial instruments

Note 23(c) includes details of the fair value of the derivative instruments that the Iglo Group holds at December 31, 2014, 2013 and 2012.

Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

f)	Share based payments

At the end of each reporting period, the Iglo Group revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions.

Note 17 contain details of these assumptions and of the valuation model used.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

3)	Property, plant and equipment

	Land and buildings €m	Plant and equipment €m	Computer equipment €m	Total €m
Cost
Balance at January 1, 2012	128.4	225.1	10.5	364.0

Additions	2.7	24.6	0.1	27.4
Disposals	—	(0.9)	—	(0.9)
Effect of movements in foreign exchange	1.0	1.8	—	2.8

Balance at December 31, 2012	132.1	250.6	10.6	393.3

Additions	1.7	22.5	2.3	26.5
Disposals	—	(15.3)	—	(15.3)
Effect of movements in foreign exchange	(0.7)	(1.6)	—	(2.3)

Balance at December 31, 2013	133.1	256.2	12.9	402.2

Additions	1.4	22.6	0.3	24.3
Disposals	—	(20.8)	—	(20.8)
Effect of movements in foreign exchange	2.3	5.8	—	8.1

Balance at December 31, 2014	136.8	263.8	13.2	413.8

Accumulated depreciation and impairment
Balance at January 1, 2012	21.0	89.1	6.8	116.9

Depreciation charge for the period	4.5	17.3	2.7	24.5
Disposals	—	(0.9)	—	(0.9)
Impairment	—	1.3	—	1.3
Effect of movements in foreign exchange	0.2	0.7	—	0.9

Balance at December 31, 2012	25.7	107.5	9.5	142.7

Depreciation charge for the year	4.7	18.2	0.4	23.3
Disposals	—	(15.2)	—	(15.2)
Effect of movements in foreign exchange	—	(0.7)	—	(0.7)

Balance at December 31, 2013	30.4	109.8	9.9	150.1

Depreciation charge for the year	4.6	19.6	0.6	24.8
Disposals	—	(20.6)	—	(20.6)
Impairment	0.7	0.8	—	1.5
Effect of movements in foreign exchange	0.4	2.7	—	3.1

Balance at December 31, 2014	36.1	112.3	10.5	158.9

Net book value January 1, 2012	107.4	136.0	3.7	247.1

Net book value December 31, 2012	106.4	143.1	1.1	250.6

Net book value December 31, 2013	102.7	146.4	3.0	252.1

Net book value December 31, 2014	100.7	151.5	2.7	254.9

Security

Borrowings have been provided by a syndicate of third party lenders, (the “Syndicate”). The Syndicate together with holders of the bond issue have security over the assets of the ‘guarantor group’. The ‘guarantor group’ consists of those companies which individually have more than 5% of consolidated gross assets or EBITDA of the Iglo Group and in total comprise more than 80% of consolidated gross assets or EBITDA at any testing date.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

4)	Intangible assets

	Goodwill €m	Brands €m	Computer software €m	Total €m
Cost
Balance at January 1, 2012	925.1	1,318.9	19.9	2,263.9

Additions	—	—	—	—
Effect of movements in foreign exchange	6.4	11.3	0.1	17.8

Balance at December 31, 2012	931.5	1,330.2	20.0	2,281.7

Additions	—	—	1.8	1.8
Effect of movements in foreign exchange	(4.9)	(8.8)	—	(13.7)

Balance at December 31, 2013	926.6	1,321.4	21.8	2,269.8

Additions	—	—	2.0	2.0
Effect of movements in foreign exchange	16.7	29.3	—	46.0

Balance at December 31, 2014	943.3	1,350.7	23.8	2,317.8

Accumulated amortization and impairment
Balance at January 1, 2012	26.5	24.4	8.6	59.5

Amortization for the year	—	1.1	3.3	4.4

Balance at December 31, 2012	26.5	25.5	11.9	63.9

Amortization for the year	—	1.1	3.4	4.5
Impairment	27.4	—	—	27.4

Balance at December 31, 2013	53.9	26.6	15.3	95.8

Amortization for the year	—	1.1	4.5	5.6

Balance at December 31, 2014	53.9	27.7	19.8	101.4

Net book value at January 1, 2012	898.6	1,294.5	11.3	2,204.4

Net book value December 31, 2012	905.0	1,304.7	8.1	2,217.8

Net book value December 31, 2013	872.7	1,294.8	6.5	2,174.0

Net book value December 31, 2014	889.4	1,323.0	4.0	2,216.4

Amortization of €5.6 million (2013: €4.5 million; 2012: €4.4 million) is included in ‘other operating expenses’ in the Income Statement.

As a result of the impairment review in 2013, management decided to fully provide for the value of goodwill of the Belgium business, based on the calculation of the value in use of this cash generating unit.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Goodwill and brand values have been allocated to cash generating units or groups of cash generating units as follows:

	Goodwill			Brand
	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m
United Kingdom and Ireland	263.3	258.4	275.1	470.1	461.3	490.6

Total Birds Eye	263.3	258.4	275.1	470.1	461.3	490.6

Germany	159.9	159.9	159.9	210.0	210.0	210.0
Austria	63.9	63.9	63.9	100.0	100.0	100.0
Other countries	48.8	21.4	21.4	102.0	102.0	102.0

Total Iglo	272.6	245.2	245.2	412.0	412.0	412.0

Italy	369.1	369.1	369.1	422.6	421.5	420.4

Total Findus	369.1	369.1	369.1	422.6	421.5	420.4

Total	905.0	872.7	889.4	1,304.7	1,294.8	1,323.0

The Iglo Group’s goodwill and brand values have been allocated based on the enterprise value at acquisition of each cash generating unit (“CGU”). As required by IAS 36 “Impairment of Assets”, an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is done by means of comparison of the carrying values to the value in use of each CGU. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU.

Key assumptions

The values for the key assumptions were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•	Budgeted cash flows: the calculation of value in use has been based on the cash flows forecast in the 2015 budget and applying assumptions for the subsequent two years. These plans have been prepared and approved by management, and incorporate past performance, historical growth rates and projections of developments in key markets. Beyond this, a cash flow growth rate of 0.5% p.a. has been assumed for each territory, this being a reasonable estimate of future growth in the territories in which the Iglo Group operate.

•	Sales: projected sales are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

•	EBITDA Margin: projected margins reflect historical performance.

•	Discount rate: a pre-tax discount rate of between 7.4% and 10.0% (2013: 8.2% and 10.7%; 2012: 7.1% and 9.9%) was applied to the cash flows depending on the risk attributed to businesses in each territory.

•	Long-term growth rates: as required by IAS 36, growth rates for the period after the detailed forecasts are based on past performance. The growth rate used in the testing was 0.5% (2013: 0.5%; 2012: 0.5%). These rates do not reflect the long-term assumptions used by the Iglo Group for investment planning.

In 2013 as a result of the impairment review, management decided to fully provide for the value of goodwill of the Belgium business, based on the calculation of the value in use of this cash generating unit. The circumstances leading to the recognition of the impairment loss are discussed in Note 5. The pre-tax discount rate applied in 2013 was 10.7%, compared to 2012 rate of 8.2%.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Sensitivity to changes in assumptions

No impairment is indicated in 2014 as the recoverable amount calculated based on value in use exceeded carrying value by in excess of €100 million. A reasonably possible change to the discount rate assumption made by management in assessing the recoverable amount of the Italian CGUs would result in the carrying amount exceeding its recoverable amount, resulting in an impairment to the Iglo Group’s goodwill balance.

A rise in pre-tax discount rate to 10.9% from 9.7% would remove the remaining headroom.

5)	Investments

The Iglo Group structure is as follows:

	Activity	Country of incorporation	Class of shares held	Ownership 2014, 2013 and 2012
Direct investments
Iglo Foods Holdco Limited	Holding	England	Ordinary	100%

Indirect investments
Iglo Foods Finco Limited	Holding	England	Ordinary	100%
Iglo Foods Midco Limited	Management/ Finance	England	Ordinary	100%
Iglo Foods Group Limited	Trading	England	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Frozen Food Trading GmbH	Non-trading	Germany	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Iglo Services GmbH	Non-trading	Germany	Ordinary	100%
Birds Eye Ipco Limited	Non-trading	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Birds Eye Foods Limited	Non-trading	England	Ordinary	100%
Iglo Foods Bondco plc (incorporated 19 June 2014)	Finance	England	Ordinary	100%
Iglo Foods Shortco plc (incorporated 12 June 2014)	Non-trading	England	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Iglo France S.A.S.	Trading	France	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Netherland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Iglo Dondurulmus Gida Hizmetleri Limited Sirketi	Trading	Turkey	Ordinary	100%
Limited Liability Company Iglo	Trading	Russia	Ordinary	100%
Iglo Foods Finance Limited	Finance	England	Ordinary	100%

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

6)	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 2012 €m	Liabilities 2012 €m	Total 2012 €m	Assets 2013 €m	Liabilities 2013 €m	Total 2013 €m	Assets 2014 €m	Liabilities 2014 €m	Total 2014 €m
Property, plant and equipment	5.3	(23.0)	(17.7)	6.1	(20.0)	(13.9)	8.2	(16.2)	(8.0)
Intangible assets	2.8	(281.1)	(278.3)	2.0	(265.2)	(263.2)	2.0	(280.1)	(278.1)
Employee benefits	9.3	—	9.3	7.9	—	7.9	23.7	—	23.7
Tax value of loss carry forwards	39.4	—	39.4	40.7	—	40.7	31.8	—	31.8
Derivative financial instruments	1.1	—	1.1	1.7	—	1.7	1.4	(3.4)	(2.0)
Other	7.1	(5.0)	2.1	6.7	(6.3)	0.4	6.2	(6.4)	(0.2)

Tax assets/(liabilities)	65.0	(309.1)	(244.1)	65.1	(291.5)	(226.4)	73.3	(306.1)	(232.8)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The losses arise as a result of both trading and non-trading losses in Iglo Group entities and are expected to be utilized within five years or less.

Deferred tax assets that the Iglo Group has not recognized in the financial statements amount to €16.4 million (2013: €13.5 million; 2012: €11.0 million). These deferred tax assets have not been recognized as the likelihood of recovery is uncertain.

The aggregate deferred tax relating to items that have been charged directly to equity is €10.0 million (2013: €1.0 million credit; 2012: €2.8 million credit).

Movement in deferred tax during the year:

2012	Opening balance 1 January 2012 €m	Movement in foreign exchange on opening balance €m	Recognized in Income Statement €m	Recognized in equity €m	31 December 2012 €m
Property, plant and equipment	(24.9)	(0.1)	7.3	—	(17.7)
Intangible assets	(276.1)	(1.6)	(0.6)	—	(278.3)
Employee benefits	3.1	—	(1.1)	7.3	9.3
Tax value of loss carry forwards	44.0	0.1	(4.7)	—	39.4
Derivative financial instruments	(0.8)	—	(0.7)	2.6	1.1
Other	4.4	(0.6)	(1.7)	—	2.1

Total deferred tax	(250.3)	(2.2)	(1.5)	9.9	(244.1)

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

2013	Opening balance January 1, 2013 €m	Movement in foreign exchange on opening balance €m	Recognized in Income Statement €m	Recognized in equity €m	December 31, 2013 €m
Property, plant and equipment	(17.7)	—	3.8	—	(13.9)
Intangible assets	(278.3)	1.4	13.7	—	(263.2)
Employee benefits	9.3	—	0.2	(1.6)	7.9
Tax value of loss carry forwards	39.4	—	(1.2)	2.5	40.7
Derivative financial instruments	1.1	—	(0.2)	0.8	1.7
Other	2.1	—	(1.7)	—	0.4

Total deferred tax	(244.1)	1.4	14.6	1.7	(226.4)

2014	Opening balance January 1, 2014 €m	Movement in foreign exchange on opening balance €m	Recognized in Income Statement €m	Recognized in equity €m	December 31, 2014 €m
Property, plant and equipment	(13.9)	—	5.9	—	(8.0)
Intangible assets	(263.2)	(3.5)	(11.4)	—	(278.1)
Employee benefits	7.9	—	0.6	15.2	23.7
Tax value of loss carry forwards	40.7	0.1	(9.0)	—	31.8
Derivative financial instruments	1.7	(0.2)	0.2	(3.7)	(2.0)
Other	0.4	—	(0.6)	—	(0.2)

Total deferred tax	(226.4)	(3.6)	(14.3)	11.5	(232.8)

7)	Inventories

	2012 €m	2013 €m	2014 €m
Raw materials and consumables	64.7	52.7	45.6
Work in progress	33.8	33.9	39.1
Finished goods and goods for resale	144.1	135.2	144.4

Total inventories	242.6	221.8	229.1

During the year €5.9 million (2013: €4.0 million; 2012: €4.0 million) was charged to the Income Statement for the write down of inventories. This excludes a €4.8 million write down of stock damaged in the Cisterna fire which has been included within exceptional items.

During the year €890.7 million (2013: €919.5 million; 2012: €950.7 million) of inventories was recognized as an expense within cost of goods sold.

8)	Trade and other receivables

	2012 €m	2013 €m	2014 €m
Trade receivables	41.8	34.8	34.9
Prepayments and accrued income	1.4	1.4	1.8
Other receivables	22.1	21.4	12.7

Total trade and other receivables	65.3	57.6	49.4

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Trade receivables, prepayments and other receivables are expected to be recovered in less than 12 months. Other receivables include VAT receivable.

The ageing of trade receivables is detailed below:

2012	Gross €m	Impaired €m	Net €m
Not past due	142.7	—	142.7
Past due less than 1 month	31.9	—	31.9
Past due 1 to 3 months	8.0	—	8.0
Past due 3 to 6 months	0.1	—	0.1
Past due more than 6 months	3.1	(1.2)	1.9
Sub-total	185.8	(1.2)	184.6

Reduction in trade-terms*			(142.8)

Total trade receivables			41.8

2013	Gross €m	Impaired €m	Net €m
Not past due	137.9	—	137.9
Past due less than 1 month	39.4	—	39.4
Past due 1 to 3 months	7.0	—	7.0
Past due 3 to 6 months	0.2	—	0.2
Past due more than 6 months	0.2	—	0.2
Sub-total	184.7	—	184.7

Reduction in trade-terms*			(149.9)

Total trade receivables			34.8

2014	Gross €m	Impaired €m	Net €m
Not past due	142.9	—	142.9
Past due less than 1 month	29.4	—	29.4
Past due 1 to 3 months	1.9	(0.4)	1.5
Past due 3 to 6 months	0.5	(0.4)	0.1
Past due more than 6 months	2.6	(2.6)	—
Sub-total	177.3	(3.4)	173.9

Reduction in trade-terms*			(139.0)

Total trade receivables			34.9

*	Refer to Note 2a).

All impaired trade receivables have been provided to the extent that they are believed not to be recoverable.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Iglo Group does not hold any collateral as security.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

9)	Cash and cash equivalents/Bank overdrafts

	2012 €m	2013 €m	2014 €m
Cash and cash equivalents	644.1	688.5	707.0
Bank overdrafts	(428.5)	(371.4)	(487.8)

Cash and cash equivalents per Statement of Cash Flows	215.6	317.1	219.2

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Iglo Group’s cash management are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows only.

The Iglo Group uses a notional cash pooling system where funds are considered on a net basis and grouped together as cash and cash equivalents. Whilst accounting standards require that these balances are shown gross, the net cash balance is available to be utilized by the Iglo Group.

10)	Loans and borrowings

The repayment profile of the syndicated and other loans held by the Iglo Group is as follows:

	2012 €m	2013 €m	2014 €m
Current (assets)/liabilities
Syndicated and other loans	—	130.0	—
Less deferred borrowing costs to be amortized within 1 year	(11.6)	(12.8)	(2.1)

Total due in less than one year	(11.6)	117.2	(2.1)

Non-current liabilities
Syndicated and other loans	2,876.4	2,850.4	2,412.4
2020 floating rate senior secured notes	—	—	500.0
Less deferred borrowing costs to be amortized in 2-5 yrs	(33.5)	(28.2)	(8.3)
Less deferred borrowing costs to be amortized in more than 5 yrs	—	—	(1.0)

Total due after more than one year	2,842.9	2,822.2	2,903.1

Total borrowings	2,831.3	2,939.4	2,901.0

A more detailed analysis of the repayment profile of the loans is included in Note 22.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

The table below shows details of individual loans:

	2012 €m	2013 €m	2014 €m
Current (assets)/liabilities-syndicated and other loans
Senior B EUR	—	49.1	—
Senior B GBP	—	22.3	—
Senior I EUR	—	58.6	—
Less deferred borrowing costs to be amortized within 1 year	(11.6)	(12.8)	(2.1)

Total current loans and borrowings	(11.6)	117.2	(2.1)

Non-current liabilities-syndicated and other loans
2020 floating rate senior secured notes	—	—	500.0
Senior B1 EUR	49.1	—	620.0
Senior B2 GBP	22.7	—	513.5
Senior C EUR	31.7	31.7	—
Senior D EUR	23.3	23.3	—
Senior C GBP	22.7	22.3	—
Senior E GBP	7.6	7.3	—
Senior F EUR	811.1	811.1	—
Senior G GBP	599.5	587.6	—
Senior I EUR	276.7	218.0	—
German government loan	0.2	0.1	0.1
Class A loan notes EUR	104.2	116.0	129.1
Class B loan notes EUR	750.0	834.7	929.1
Class C loan notes EUR	0.9	1.1	1.2
Class G loan notes EUR	176.7	196.7	218.9
Class K loan notes EUR	—	0.5	0.5
Less deferred borrowing costs to be amortized in 2—5 years	(33.5)	(28.2)	(8.3)
Less deferred borrowing costs to be amortized in more than 5 yrs		—	(1.0)

Total non-current loans and borrowings	2,842.9	2,822.2	2,903.1

Total borrowings	2,831.3	2,939.4	2,901.0

Borrowings under the syndicated loan facility and floating rate notes	1,799.3	1,790.3	1,622.1

Interest on the loan notes is not paid in cash but is added to the principal of the draw down amounts. From January 1, 2013, the interest rate on these loan notes has been 11% (2012: either 15% or 17% as detailed in Note 27).

The interest rate on all other loans and the floating rate senior secured notes are re-priced within one year to the relevant Euribor or Libor rate.

In 2012 the Syndicate of banks holding the Iglo Group’s debt consented to an amendment of the Iglo Group’s debt facility. This allowed the Iglo Group to extend the repayment date of 88% of the Iglo Group’s debt to 2017 and 2018 through new tranches of Senior debt, draw down of a new tranche of Senior debt, and repay a portion of the Iglo Group’s shareholder loan notes.

Further, on July 17, 2014, the Iglo Group completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €620 million and Senior GBP debt of £400 million which are repayable on June 30, 2020. In addition to this, €500 million has been raised through the issuance of a floating rate bond issue on the Luxembourg Stock Exchange, with a repayment date of June 15, 2020. Both the new Senior debt and the bond issue are secured with equal ranking against certain assets of the Iglo Group.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Eligible transaction costs of €12.5 million have been capitalized as part of the refinancing and will be amortized over the life of the debt. As a consequence of the refinancing, deferred transaction costs relating to the old senior debt of €34.5 million have been written off through financing costs in the year.

In addition to this, the existing multicurrency revolving credit facility was replaced with a new €80.0 million facility. This facility is available until December 31, 2019. As at December 31, 2014 €4.0 million has been utilized for letters of credit, overdrafts, customer bonds and bank guarantees against the revolving credit facility.

The Syndicate have security over the assets of the ‘guarantor group’. The ‘guarantor group’ consists of those companies which individually have more than 5% of consolidated gross assets or EBITDA of the Iglo Group and in total comprise more than 80% of consolidated gross assets or EBITDA at any testing date.

11)	Trade and other payables

	2012 €m	2013 €m	2014 €m
Trade payables	263.5	246.2	244.8
Accruals and deferred income	35.6	41.3	49.4
Social security and other taxes	9.0	8.7	13.7
Other payables	2.9	1.8	1.2
Financial payables	2.5	6.5	4.8

Total trade and other payables	313.5	304.5	313.9

12)	Employee benefits

The Iglo Group operates defined benefit pension plans in Germany, Italy and Austria as well as various defined contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits.

	2012 €m	2013 €m	2014 €m
Total employee benefits-Germany	66.3	62.1	114.8
Total employee benefits-Italy	6.0	5.4	5.7
Total employee benefits-Austria	2.3	2.9	3.1

Sub-total	74.6	70.4	123.6

Total net employee benefits-other countries	0.6	0.5	0.6

Total net employee benefits	75.2	70.9	124.2

The present value of defined benefit obligations and fair value of plan assets have increased from the prior year. The increase in the obligation is caused by the reduction in the discount rates, principally in Germany, as a result of a decrease in the market yields on high quality corporate bonds.

The obligation of €0.6 million (2013: €0.5 million; 2012: €0.6 million) in respect of other countries is the aggregate of a large number of different types of minor schemes, each one not being considered material. Consequently detailed disclosure of these schemes is not provided.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

The amount included in the Statement of Financial Position arising from the Iglo Group’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:

2012	Defined benefit retirement plans €m	Post- employment medical benefits and other benefits €m	Total €m
Preset value of unfunded defined benefit obligations	7.0	5.3	12.3
Present value of funded defined benefit obligations	138.6	—	138.6

Subtotal present value of defined benefit obligations	145.6	5.3	150.9

Fair value of plan assets	(76.4)	—	(76.4)

Net defined benefit obligation	69.2	5.3	74.5

Amount not recognized due to asset ceiling	0.1	—	0.1

Recognized liability for defined benefit obligations	69.3	5.3	74.6

2013	Defined benefit retirement plans €m	Post- employment medical benefits and other benefits €m	Total €m
Present value of unfunded defined benefit obligations	6.8	5.8	12.6
Present value of funded defined benefit obligations	132.4	—	132.4

Subtotal present value of defined benefit obligations	139.2	5.8	145.0

Fair value of plan assets	(74.6)	—	(74.6)

Recognized liability for net defined benefit obligations	64.6	5.8	70.4

2014	Defined benefit retirement plans €m	Post- employment medical benefits and other benefits €m	Total €m
Present value of unfunded defined benefit obligations	5.3	6.3	11.6
Present value of funded defined benefit obligations	189.9	—	189.9

Subtotal present value of defined benefit obligations	195.2	6.3	201.5

Fair value of plan assets	(77.9)	—	(77.9)

Recognized liability for net defined benefit obligations	117.3	6.3	123.6

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans			Post-employment medical benefits and other benefits			Total
	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m
Opening balance January 1,	46.1	69.2	64.6	4.6	5.3	5.8	50.7	74.5	70.4
Current service cost	1.6	2.8	2.6	0.6	0.4	0.3	2.2	3.2	2.9
Interest cost	2.3	2.4	2.5	0.1	0.1	0.2	2.4	2.5	2.7
Actuarial losses/(gains)	24.5	(4.8)	52.0	—	—	—	24.5	(4.8)	52.0
Contributions to plan	(0.6)	(1.2)	(1.1)	—	—	0.1	(0.6)	(1.2)	(1.0)
Benefits paid	(4.7)	(3.8)	(3.3)	—	—	(0.1)	(4.7)	(3.8)	(3.4)

As at December 31,	69.2	64.6	117.3	5.3	5.8	6.3	74.5	70.4	123.6

Amount not recognized due to asset ceiling	0.1	—	—	—	—	—	0.1	—	—

Recognized liability for defined benefit obligations	69.3	64.6	117.3	5.3	5.8	6.3	74.6	70.4	123.6

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans			Post-employment medical benefits and other benefits			Total
	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m
Opening balance January 1,	116.9	145.6	139.2	4.6	5.3	5.8	121.5	150.9	145.0
Current service cost	1.6	2.8	2.6	0.6	0.4	0.3	2.2	3.2	2.9
Interest cost	5.6	5.3	5.3	0.1	0.1	0.2	5.7	5.4	5.5
Actuarial losses/(gains)	28.2	(8.1)	53.9	—	—	—	28.2	(8.1)	53.9
Contributions by members	0.5	—	—	—	—	0.1	0.5	—	0.1
Benefits paid	(7.2)	(6.4)	(5.8)	—	—	(0.1)	(7.2)	(6.4)	(5.9)

As at December 31,	145.6	139.2	195.2	5.3	5.8	6.3	150.9	145.0	201.5

Movements in fair value of plan assets of defined benefit retirement plans:

	2012 €m	2013 €m	2014 €m
Opening balance January 1,	70.8	76.4	74.6
Return on assets	3.3	2.9	2.8
Actuarial gains/(losses)	3.7	(3.3)	1.9
Contributions by employer	0.6	0.6	0.6
Contributions by members	0.5	0.6	0.5
Benefits paid	(2.5)	(2.6)	(2.5)

At 31 December	76.4	74.6	77.9

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Expense recognized in the Consolidated Income Statement:

	Defined benefit retirement plans			Post-employment medical benefits and other benefits			Total
	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m
Current service cost	1.6	2.8	2.6	0.6	0.4	0.3	2.2	3.2	2.9
Interest on defined benefit pension plan obligation	2.3	2.4	2.5	0.1	0.1	0.2	2.4	2.5	2.7

Total	3.9	5.2	5.1	0.7	0.5	0.5	4.6	5.7	5.6

Current service cost is disclosed in cost of sales and interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	2012 €m	2013 €m	2014 €m
Actuarial gains/(losses) on defined benefit obligation	(28.1)	8.1	(53.9)
Actuarial gains/(losses) on plan assets	3.7	(3.3)	1.9
Reversal of effect of limit on amount recognized as asset in prior year	—	—	—

Total	(24.4)	4.8	(52.0)

	2012 €m	2013 €m	2014 €m
Cumulative amount of actuarial losses recognized in Statement of Comprehensive Income	(7.8)	(3.0)	(55.0)

The fair value of plan assets, all at quoted prices are as follows:

	2012 €m	2013 €m	2014 €m
Equities	5.1	2.8	6.9
Debt instruments	59.1	61.2	60.3
Property	8.6	9.4	9.1
Other	3.6	1.2	1.6

Total	76.4	74.6	77.9

Principal actuarial assumptions at the year-end were as follows:

	Defined benefit retirement plans			Post-employment medical benefits and other benefits
2012	Germany	Austria	Italy	Germany	Austria
Discount rate	3.6%	3.8%	3.3%	3.6%	3.8%
Inflation rate	2.0%	—	2.0%	2.0%	—
Rate of increase in salaries	2.7%	3.0%	4.0%	2.7%	3.0%
Rate of increase for pensions in payment	2.0%	1.8%	—	—	—
Long term medical cost of inflation	—	—	—	—	4.5%

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

	Defined benefit retirement plans			Post-employment medical benefits and other benefits
2013	Germany	Austria	Italy	Germany	Austria
Discount rate	3.9%	3.8%	3.2%	2.8%	3.8%
Inflation rate	2.0%	—	2.0%	2.0%	—
Rate of increase in salaries	2.7%	3.0%	3.0%	2.7%	3.0%
Rate of increase for pensions in payment	2.0%	1.8%	—	—	—
Long term medical cost of inflation	—	—	—	—	4.5%

	Defined benefit retirement plans			Post-employment medical benefits and other benefits
2014	Germany	Austria	Italy	Germany	Austria
Discount rate	2.0%	2.5%	1.7%	1.4%	2.5%
Inflation rate	2.0%	—	1.8%	2.0%	—
Rate of increase in salaries	2.7%	3.0%	3.0%	2.7%	3.0%
Rate of increase for pensions in payment	1%/2%	1.7%	—	—	—
Long term medical cost of inflation	—	—	—	—	2.0%

In valuing the liabilities of the pension fund at December 31, 2014, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:

•	Germany: Richttafeln 2005

•	Austria: AVO 2008

•	Italy: RG48

These three references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

These tables translate into an average life expectancy in years for a pensioner retiring at age 65:

2012	Germany	Austria	Italy
Retiring at the end of the year:
-Male	19	20	17
-Female	23	24	21
Retiring 20 years after the end of the year:
-Male	22	23	17
-Female	26	26	21

2013	Germany	Austria	Italy
Retiring at the end of the year:
-Male	19	20	17
-Female	23	24	21
Retiring 20 years after the end of the year:
-Male	22	23	17
-Female	26	26	21

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

2014	Germany	Austria	Italy
Retiring at the end of the year:
-Male	19	20	17
-Female	23	24	21
Retiring 20 years after the end of the year:
-Male	22	23	17
-Female	26	26	21

The five year history of experience adjustments for the defined benefit retirement plans is as follows:

	2010 €m	2011 €m	2012 €m	2013 €m	2014 €m
Present value of defined benefit obligations	119.8	116.9	145.6	139.2	195.2
Fair value of plan assets	(69.4)	(70.8)	(76.4)	(74.6)	(77.9)
Asset ceiling	0.2	0.2	0.1	—	—

Recognized liability in the scheme	50.6	46.3	69.3	64.6	117.3

Experience adjustments on scheme liabilities	3.1	(0.1)	22.9	(1.8)	(0.7)
Experience adjustments on scheme assets	3.1	(0.2)	3.7	(3.2)	1.6

Post-employment medical benefits- sensitivity analysis

The effect of a 1% movement in the assumed medical cost trend rate is not significant.

Defined benefit obligation- sensitivity analysis

The effect of a 1% movement in the discount rate is as follows:

	Increase	Decrease
2014	€m	€m
Effect on the post-employment benefit obligation	(34.7)	40.3

Defined contribution plans

The Iglo Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was €4.6 million (2013: €4.3 million; 2012: €4.5 million).

13)	Provisions

	Management incentive plan	Restructuring	Other	Total
	€m	€m	€m	€m
Balance at January 1, 2012	—	2.4	9.2	11.6
Additional provision in the year	0.2	15.9	1.3	17.4
Utilisation of provision	—	(7.1)	(1.5)	(8.6)

Balance at December 31, 2012	0.2	11.2	9.0	20.4
Additional provision in the year	11.4	5.2	2.6	19.2
Utilization of provision	—	(11.1)	(1.9)	(13.0)

Balance at December 31, 2013	11.6	5.3	9.7	26.6
Additional provision in the year	18.6	12.8	4.3	35.7
Utilization of provision	—	(5.6)	(1.5)	(7.1)

Balance at December 31, 2014	30.2	12.5	12.5	55.2

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Management incentive plan

See note 17b) for detail on the management incentive plan.

Restructuring

The €12.5 million provision as at December 31, 2014 relates to committed plans for certain operational restructuring activities which are due to be completed within the next 12 months. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Other

€6.5 million (2013: €7.2 million; 2012: €8.1 million) relates to our Italian operations for potential obligations under Italian law for three principal items: a legal case involving disputed overtime entitlement, obligations potentially payable to agents of Iglo and a provision for the scrapping of freezer cabinets. A further €3.9 million has been provided for in the year in relation to tax matters from previous accounting years.

14)	Share capital and reserves

	2012	2013	2014
	€m	€m	€m
Share capital	0.1	0.1	0.1
Capital reserve	—	1.9	3.6

In May 2013, the Board of Directors approved the issuance of 500,000 Class I shares and 500,000 Class J ordinary shares. The Class J ordinary shares rank pari passu with existing ordinary shares. Holders of the Class I interests are entitled to a return if performance criteria are met.

Details of class of shares:

Class of share capital	Number of shares	Nominal value per share	Share capital value	Share premium in capital reserve
Ordinary GBP	1	£1.00	€1	—
Ordinary E interests	6,000,000	€0.01	€60,000	—
Ordinary H interests	16,755	€1.00	€16,755	—
Ordinary I interests	500,000	€0.05	€25,000	€64,050
Ordinary J interests	500,000	€0.05	€25,000	€731,923

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of Iglo.

The Iglo Group has the following reserves:

Capital reserve

The Iglo Group and Iglo capital reserve balance comprise of €0.8 million share premium on Class ‘I’ and ‘J’ shares issued in the year. The remaining €2.8 million in Iglo Group relates to the share based payment charge, see note 17 for detail.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge Iglo’s net investment in a foreign subsidiary.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Cash flow hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The table below shows the movement in the cash flow hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from other comprehensive income to the income statement in the year.

	2012	2013	2014
	€m	€m	€m
(Losses)/gains arising during the year	(6.6)	(6.3)	15.9
Less: Reclassification adjustments for (losses)/gains included in profit or loss	(2.2)	3.0	(2.7)

Total	(8.8)	(3.3)	13.2

15)	Operating profit

Operating profit is stated after charging:

Operating profit

		2012	2013	2014
	Note	€m	€m	€m
Staff costs	17	191.3	175.5	180.2
Depreciation of property, plant and equipment	3	24.5	23.3	24.8
Impairment of property, plant and equipment	3	1.3	—	1.5
Impairment of goodwill	4	—	27.4	—
Amortization of software and brands	4	4.4	4.5	5.6
Operating lease charges		7.6	7.7	7.5
Exchange losses		(4.5)	0.5	6.6
Research & development		12.4	13.2	15.7

Auditors’ remuneration

	2012	2013	2014
	€m	€m	€m
Fees payable to company’s auditor and its associates for the audit of the parent company and consolidated financial statements	0.4	0.4	0.4
Fees payable to the company’s auditor and its associates for other services:
-The audit of company’s subsidiaries	0.5	0.5	0.5
-Other services relating to taxation	0.2	0.5	1.6
-Services relating to corporate finance	1.6	0.1	0.1
-All other services	0.8	—	0.3

	3.5	1.5	2.9

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

16)	Exceptional items

Exceptional items are made up as follows:

	2012	2013	2014
	€m	€m	€m
Net investigation of strategic opportunities and other costs (1)	14.8	11.2	17.4
Costs related to long-term management incentive plans (2)	17.9	13.8	16.7
Other restructuring costs (3)	3.1	10.5	11.6
Cisterna fire net costs (4)	—	—	5.5
Costs related to acquisitions and integration of CSI (5)	17.8	20.9	1.7
Impairment of goodwill (6)	—	27.4	—

Total exceptional items	53.6	83.8	52.9

(1)	In 2014, the Iglo Group has incurred charges of €17.4 million in relation to a strategic review of the Iglo Group’s operations and other items. This includes costs incurred as a result of the decision to cease marketing its products in Romania, Slovakia and Turkey on November 27, 2014, amounts in relation to tax matters from previous accounting periods and costs related to the implementation of the Better Meals Together strategy.

In 2013, €11.2 million was incurred in relation to costs arising from the development and implementation of the Better Meals Together Strategy which launched in 2013.

In 2012, the €14.8 million charge relates to the sale process undertaken in that year as well as the refinancing of the group that was completed in November 2012.

(2)	Management participate in certain incentive schemes for which the Iglo Group incurred charges of €16.7 million in 2014 (2013: €13.8 million; 2012: €17.9 million). The majority of the costs have been accrued during 2014 and 2013, but are not due for payment until the associated performance conditions are met. The sale of the Iglo Group to Nomad Foods Limited on June 1, 2015 as detailed in Note 29 was a triggering event under the main incentive schemes following which the majority of management incentive schemes provisions were paid.

As part of the refinancing in November 2012, a portion of Investor Loan Notes were repaid and a bonus was paid to management.

(3)	In 2014 the Iglo Group has incurred restructuring costs of €11.6 million in the year, principally in our German factories.

In 2013 the Iglo Group has incurred restructuring costs principally in the Italian factory.

In 2012 the Iglo Group has incurred restructuring costs in its German factories. Restructuring has been implemented as part of a strategy to create further operational efficiencies.

(4)	€5.5 million has been charged in relation to a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. The charge includes the cost of stock damaged by the fire, the impairment of property as well as ongoing incremental costs incurred as a result of the disruption to operations. The Iglo Group has insurance policies in place covering the stock, property and loss of earnings for which claims are currently in process. The proceeds of these claims cannot be recognized until the recoverable amount is judged to be virtually certain. As at December 31, 2014, losses of €8.7 million have been incurred which has been offset by receipts from the insurers of €3.2 million.

(5)	In 2014, €1.7 million has been incurred (2013: €20.9 million; 2012: €17.8 million) principally due to a further payment of registration tax related to the acquisition of CSI (Findus Italy). The 2014 and 2013 charges principally relate to the payment of registration tax related to the acquisition. The Iglo Group is appealing the rulings and has elected to pay the assessed taxes in order to avoid incurring penalties and interest. The 2012 costs principally relate to IT costs and the restructuring of factory operations.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

(6)	In 2013 an impairment charge of €27.4m was recognized, which represents a full write down of the goodwill of the Belgium operation. The impact on goodwill is shown on Note 4.

The tax impact on the exceptional items amounts to €7.8 million (2013: €10.4 million; 2012: €10.1 million).

17)	Staff numbers and costs

The average number of persons employed by the Iglo Group (including Directors) during the year, analyzed by category, was as follows:

	2012	2013	2014
	Number of employees
Production	1,799	1,712	1,645
Administration, distribution & sales	1,062	1,097	1,101

Total number of employees	2,861	2,809	2,746

The aggregate payroll costs of these persons were as follows:

	2012	2013	2014
	€m	€m	€m
Wages and salaries	157.0	143.2	148.3
Social security costs	28.2	25.4	24.9
Other pension costs	6.1	6.9	7.0

Total payroll costs	191.3	175.5	180.2

a)	Share based payments

In current and prior years, certain employees of the Iglo Group have been offered the opportunity to participate in one of several share schemes through which they could subscribe for shares of the Permira Partnership, the ultimate controlling party of the Iglo Group. See note 29 “Events after the balance sheet date”.

These schemes fall within the provisions of IFRS 2 “Share Based Payments” and represent equity settled share based payments. A charge should be taken to the Income Statement for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the period until the employees have unconditional access to the benefits of share ownership. The value of the charge is adjusted to reflect expected levels of awards vesting.

The charge for share-based payments in respect of these plans is €1.7 million (2013: €1.1 million; 2012: €nil). The plans are equity settled.

2013 Plans

The plan introduced in 2013 provides for the grant of certain classes of interests in the Permira Partnership to key employees, including Executive Management.

The Remuneration Committee has responsibility for agreeing any awards under the plan.

	Number	Weighted Average Fair Value
Interests awarded	636,070	€11.09

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

The fair value of these interests was estimated at the date of grant using a Monte Carlo simulation option pricing model incorporated expected volatility and risk-free interest rates. No dividends are expected to be paid, so are not incorporated into the model.

The employee is not free to sell the shares until a sale, asset sale or listing of the Iglo Group.

2007 to 2010 Plans

Employees paid par value for the shares acquired. Using a number of external measures, par value has been calculated as equating to fair value and therefore there is no charge to the Income Statement in relation to these shares.

During 2012 these schemes were annulled.

b)	Management incentive schemes

Management participate in certain incentive schemes. €18.6 million (2013: €11.4 million; 2012: €17.9 million) was charged to the Income Statement during the year for these incentive schemes and associated costs. There is uncertainty around the date the schemes will mature and the amount payable at that time. An estimate has been made and a charge booked to the Income Statement accordingly.

18)	Directors’ emoluments

	2012	2013	2014
	€m	€m	€m
Emoluments	11.9	6.2	6.4
Iglo contributions to money purchase pension plans	0.1	0.1	0.2
Share-based payment	—	0.6	1.0
Long-term incentive scheme	—	5.7	10.3
Compensation for loss of office	—	3.6	—

Total Directors’ emoluments	12.0	16.2	17.9

There were 8 directors in respect of whose qualifying services shares were received under long term incentive schemes, including the highest paid director. In 2013 the long-term incentive scheme amount has been updated to include associated interest costs accrued in the year of €1.5 million.

	Number of Directors
	2012	2013	2014
Retirement benefits are accruing to the following number of directors under:
Money purchase schemes	4	4	5

	2012	2013	2014
	€m	€m	€m
Remuneration of highest paid director:
Emoluments	4.4	0.6	1.5
Long-term incentive scheme	—	3.4	5.2
Share-based payment	—	0.2	0.4

Total	4.4	4.2	7.1

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

19)	Finance income and costs

		2012	2013	2014
	Note	€m	€m	€m
Interest income		4.6	7.4	6.8
Net foreign exchange gains on retranslation of financial assets and liabilities		—	5.0	—

Finance income		4.6	12.4	6.8

Capitalized interest	10	(192.4)	(119.1)	(133.4)
Cash pay interest expense		(95.5)	(106.6)	(99.9)
Net pension interest costs	12	(2.4)	(2.5)	(2.7)
Amortization of borrowing costs		(7.1)	(11.8)	(7.5)
Net foreign exchange losses on retranslation of financial assets and liabilities		(6.2)	—	(15.6)
Financing costs incurred in amendment of terms of debt*		(3.4)	—	(37.9)

Finance costs		(307.0)	(240.0)	(297.0)

Net finance costs		(302.4)	(227.6)	(290.2)

*	A one-off charge of €37.9 million was incurred as a consequence of the refinancing in July 2014. Of this, deferred transaction costs of €34.5 million relating to the previous senior debt were written off.

20)	Taxation

		2012	2013	2014
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the year		39.8	16.2	29.6
Adjustments in respect of prior years		2.2	0.4	(2.1)

		42.0	16.6	27.5
Deferred tax expense
Origination and reversal of temporary differences		12.1	—	12.8
Impact of change in tax rates		(10.6)	(14.6)	1.5

	6	1.5	(14.6)	14.3

Total tax expense		43.5	2.0	41.8

Reconciliation of effective tax rate:

	2012	2013	2014
	€m	€m	€m
Loss before tax	(34.6)	(39.2)	(67.3)

Tax credit at the standard UK corporation tax rate 21.5% (2013: 23.2%; 2012: 24.5%)	(8.5)	(9.1)	(14.4)
Difference in tax rates	6.7	4.7	7.9
Non tax deductible interest	33.7	14.4	25.4
Other income and expenses not taxable or deductible	8.0	3.9	5.3
Unrecognized tax assets	2.4	3.0	3.0
Provisions for uncertainties	11.8	(1.1)	1.8
Impact of change in deferred tax rates	(10.6)	(14.6)	1.5
Prior year adjustment*	—	0.8	11.3

Total tax expense	43.5	2.0	41.8

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

*	Prior year adjustment in 2014 relates to matters under discussion with local tax authorities regarding the deductibility of certain expenses.

The weighted average effective tax rate was 62.1% (2013: 5.1%; 2012 125.7%). The increase is principally caused by changes in the estimates of provisions in respect of matters under discussion with tax authorities and the impact of the reduction in the UK tax rate in 2013.

The Iglo Group operates in many different jurisdictions and, in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Iglo Group could, in future years’, experience adjustments to this provision.

Management believes that the Iglo Group’s position on all open matters including those in current discussion with local tax authorities is robust and that the Iglo Group is appropriately provided.

Through the enactment of the Finance Act 2013 the standard rate of corporation tax in the UK changed from 23% to 21% with effect from April 1, 2014, and by a further 1% to 20% from April 1, 2015. As the reductions to 21% and 20% were enacted on July 17, 2013 these rates are reflected in this financial statements.

The tax (charge)/credit relating to components of other comprehensive income is as follows:

		Before tax	Tax (charge)/ credit	After tax
2012	Note	€m	€m	€m
Remeasurements of post-employment benefit liabilities		24.4	(7.3)	17.1
Net investment hedge		(8.0)	—	(8.0)
Cash flow hedges		8.8	(2.6)	6.2

Other comprehensive income/(loss)		25.2	(9.9)	15.3

Current tax			—
Deferred tax	6		(9.9)

			(9.9)

		Before tax	Tax (charge)/ credit	After tax
2013	Note	€m	€m	€m
Remeasurements of post-employment benefit liabilities		(4.8)	1.6	(3.2)
Net investment hedge		7.8	(2.5)	5.3
Cash flow hedges		3.3	(0.8)	2.5

Other comprehensive income/(loss)		6.3	(1.7)	4.6

Current tax			—
Deferred tax	6		(1.7)

			(1.7)

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

		Before tax	Tax (charge)/ credit	After tax
2014	Note	€m	€m	€m
Remeasurements of post-employment benefit liabilities		52.0	(15.2)	36.8
Net investment hedge		(27.6)	—	(27.6)
Cash flow hedges		(13.2)	3.7	(9.5)

Other comprehensive income/(loss)		11.2	(11.5)	(0.3)

Current tax			—
Deferred tax	6		(11.5)

			(11.5)

21)	Cash flows from operating activities

		2012	2013	2014
	Note	€m	€m	€m
Cash flows from operating activities
Loss for the year		(78.1)	(41.2)	(109.1)
Adjustments for:
Exceptional items	16	53.6	83.8	52.9
Depreciation charge	3	24.5	23.3	24.8
Amortization	4	4.4	4.5	5.6
Loss on disposal of property, plant and equipment		—	0.1	0.2
Finance costs	19	310.3	240.0	297.0
Finance income	19	(7.9)	(12.4)	(6.8)
Taxation	20	43.5	2.0	41.8

Operating cash flow before changes in working capital, provisions and exceptional items		350.3	300.1	306.4

Decrease in inventories		(2.2)	20.0	1.9
Decrease/(increase) in trade and other receivables		(5.8)	(0.7)	10.7
(Decrease)/increase in trade and other payables		(5.5)	1.1	(13.0)
Decrease in employee benefit and other provisions		(3.5)	(1.8)	(4.3)
Cash generated from operations before tax and exceptional items		333.3	318.7	301.7

22)	Financial risk management

a)	Overall risk management policy

The Iglo Group’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

The Iglo Group’s overall risk management programme focuses on minimizing potential adverse effects on the Iglo Group’s financial performance. The Iglo Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is led by senior management and is mainly carried out by a central treasury department which identifies, evaluates and hedges financial risks in close cooperation with the Iglo Group’s operating units.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

b)	Market risk (including currency risk and interest rate risk)

In managing market risks, the Iglo Group aims to minimize the impact of short term fluctuations on the Iglo Group’s earnings. Over the longer term, however, permanent changes in foreign exchange rates and interest rates will have an impact on consolidated earnings.

Currency risk	Foreign currency risk on assets and liabilities in currencies other than functional currency
Description	The Iglo Group is exposed to foreign exchange risk arising from the translation of assets and liabilities denominated in currencies other than the Euro. This affects particularly Iglo’s Pound Sterling loans and overdraft balances.

The Pound Sterling value of these liabilities is retranslated at closing exchange rates into Euro for inclusion in the financial statements. Fluctuations in the value of these liabilities are caused by variation in the closing GBP-EUR exchange rate.

Mitigation & Impact on Statement of Financial Position / Equity / Income Statement	100% of the Iglo Group’s Pound Sterling loans are designated as hedges against the Iglo Group’s investment in its subsidiaries in the UK. As at December 31, 2014, this represented 51% of the net assets of the UK businesses (2013: 67%; 2012 68%).
The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve which arose on the retranslation of the Sterling loans was a loss of €39.5 million (2013: gain of €13.0 million; 2012: loss of €17.3 million). There was no ineffectiveness in the net investment hedge in either 2014, 2013 or 2012.

The fair value of the Pound Sterling denominated loans at December 31, 2014 is €497.0 million (2013: €639.5 million; 2012: €652.5 million) (at closing financial year end rates).

Sensitivity analysis	During 2014, the Euro weakened by 6.9% against the Pound Sterling.
For each 1% that the Euro strengthens or weakens, assuming all other variables remain constant, the impact on the Pound Sterling loans would be a credit or debit to the Iglo Group’s equity of €5.1 million, and on the Sterling overdraft balances would be a credit or debit to the Iglo Group’s Income Statement of €1.9 million.
In addition, the impact on the related interest charge would be to decrease or increase the charge by €0.3 million for each 1% change in the exchange rate.

Currency risk	Foreign currency risk on purchases
Description	The Iglo Group is exposed to foreign exchange risk where a business unit makes purchases in a currency other than the Euro.
For the Iglo Group, the most significant of these exposures is the purchase of fish inventories in US dollars, the purchase of goods and services in Euros by the UK business and purchases of goods in Swedish Krona by the Italian business.

Mitigation & Impact on Statement of Financial Position / Equity / Income Statement	The Iglo Group’s policy is to reduce this risk by using foreign exchange forward contracts which are designated as cash flow hedges.
These contracts all have a maturity of less than one year.
The fair value of the US dollar forward contracts at December 31, 2014 is an asset of €11.1 million (2013: €5.4 million liability; 2012: €2.1 million liability). All forecast transactions are still expected to occur.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

As at December 31, 2014, 77% of forecast future dollar payments for the next twelve months were hedged (2013: 82%: 2012: 68%).

The fair value of the Swedish Krona forward contracts at December 31, 2014 is a liability of €0.1 million (2013: €0.1 million; 2012: €0.3 million). All forecast transactions are still expected to occur.

As at December 31, 2014, 43% of anticipated future Swedish Krona payments for the next twelve months were hedged (2013: 45%; 2012: 42%).

The fair value of the Euro forward contracts in subsidiaries with a Sterling functional currency at December 31, 2014 is a liability of €1.7 million (2013: €1.8 million; 2012: €0.3 million).

As at December 31, 2014, 63% of anticipated future Euro net payments by the UK business for the next twelve months were hedged (2013: 81%; 2012 43%).

Sensitivity analysis	During 2014, the Euro weakened by 6.9% against Sterling, and weakened by 11.8% against the US dollar and strengthened by 5.1% against the Swedish Krona.

For each 1% that the Euro strengthens or weakens against Sterling, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Iglo Group’s loss before tax by approximately €0.7 million (2013: €1.0 million; 2012: €1.3 million) for the year ended December 31, 2014, excluding the impact of any forward contracts.

For each 1% that the Euro strengthens or weakens against the US dollar, assuming all other variables remain constant, the impact would be to increase or decrease the Iglo Group’s loss before tax by approximately €1.8 million (2013: €1.8 million; 2012: €2.1 million) for the year ended December 31, 2014, excluding the impact of any forward contracts.

For each 1% that the Euro strengthens or weakens against Swedish Krona, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Iglo Group’s loss before tax by approximately €0.2 million (2013: €0.3 million; 2012: €0.2 million) for the year ended December 31, 2014, excluding the impact of any forward contracts.

Interest rate risk
Description	The Iglo Group has significant levels of floating rate borrowings and is therefore exposed to the impact of interest rate fluctuations.

Mitigation & Impact on Equity / Income Statement	The Iglo Group’s policy on interest rate risk is designed to limit the Iglo Group’s exposure to fluctuating interest rates. The Iglo Group designates interest rate caps which limit the maximum interest rate, as cash flow hedges.

Interest rate caps hedge 95% (2013: 75%: 2012 52%) of the Iglo Group’s Sterling debt during 2015 and 71% (2013: 71%; 2012: 70%) of the Iglo Group’s Euro debt during 2015.

The interest expense in the Income Statement is shown including the effect of the interest rate caps. It is intended to hold these instruments until maturity so that although the fair value of the instruments will fluctuate over the course of their life due to changes in market rates, the instruments will have nil value on expiry.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

During 2014 €nil (2013: €nil; 2012: €nil) was taken to equity relating to the change in fair value of these instruments and €nil (2013: €0.8 million; 2012: €0.3 million) was recycled to the Income Statement.
Sensitivity analysis	In 2014, LIBOR rates were consistent with 2013 and EURIBOR rates decreased by 0.2 percentage points.

It is estimated that an increase or decrease of one percentage point in the interest rate charge on borrowings would correspondingly decrease or increase the Iglo Group’s loss before tax for the year ended December 31, 2014 by approximately €16.3 million.

c)	Credit risk

Description	Credit risk arises on cash and cash equivalents and derivative financial instruments with banks and financial institutions, as well as on credit exposures to customers. See note 8 for analysis of the trade receivables balance and note 9 for analysis of the cash and cash equivalents balance.

Mitigation	The Iglo Group limits counterparty exposures by monitoring each counterparty carefully and where possible, setting credit limits by reference to published ratings. The Iglo Group limits its exposure to individual financial institutions by spreading forward foreign exchange contracts and surplus cash deposits between several institutions.

The credit quality of customers is assessed taking into account their financial position, past experience and other factors. Credit limits are set for customers and regularly monitored. The Iglo Group aims to ensure that the maximum exposure to one financial institution does not exceed €75.0 million and that the long term credit rating does not fall below Low Double A.

d)	Liquidity risk

Description	The Iglo Group is exposed to the risk that it is unable to meet its commitments as they fall due. The Iglo Group has financial conditions imposed by its lenders which it must achieve in order to maintain its current level of borrowings. A single net debt covenant is carried out quarterly and at the end of each financial year. There have been no breaches of the covenants throughout the year.

Mitigation	The Iglo Group ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Iglo Group has access to a revolving credit facility of €80m, expiring in December 2019. This is available to finance working capital requirements and for general corporate purposes. Currently €4.0 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

Maturity analysis

The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Iglo Group could be required to pay the liability:

2012	2013 €m	2014 €m	2015 €m	2016 €m	2017 €m	Over 5 years €m	Total €m
Borrowings-principal	—	71.8	54.4	30.8	1,410.7	1,308.7	2,876.4
Borrowings-interest	96.4	96.0	93.1	90.2	76.9	2,685.8	3,138.4
Forward contracts	164.6	—	—	—	—	—	164.6
Trade payables	263.5	—	—	—	—	—	263.5

Total	524.5	167.8	147.5	121.0	1,487.6	3,994.5	6,442.9

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

2013	2014 €m	2015 €m	2016 €m	2017 €m	2018 €m	Over 5 years €m	Total €m
Borrowings-principal	130.0	54.0	30.7	1,398.7	218.0	1,149.0	2,980.4
Borrowings-interest	92.7	89.8	86.9	73.7	1.0	1,242.2	1,586.3
Forward contracts	244.8	—	—	—	—	—	244.8
Trade payables	246.2	—	—	—	—	—	246.2
Other current liabilities	58.3	—	—	—	—	—	58.3

Total	772.0	143.8	117.6	1,472.4	219.0	2,391.2	5,116.0

2014	2015 €m	2016 €m	2017 €m	2018 €m	2019 €m	Over 5 years €m	Total €m
Borrowings-principal	—	—	—	—	—	2,912.4	2,912.4
Borrowings-interest	77.0	77.2	77.0	77.0	77.0	1,151.3	1,536.5
Forward contracts	173.1	—	—	—	—	—	173.1
Trade payables	244.8	—	—	—	—	—	244.8
Other current liabilities	69.1	—	—	—	—	—	69.1

Total	564.0	77.2	77.0	77.0	77.0	4,063.7	4,935.9

23)	Financial instruments

a)	Categories of financial instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

2012	Loans and receivables €m	Derivatives used for hedging (see (c)) €m	Financial liabilities at amortized cost €m	Total €m
Assets
Trade receivables	41.8	—	—	41.8
Derivative financial instruments	—	0.3	—	0.3
Cash and cash equivalents	644.1	—	—	644.1

Liabilities
Bank overdraft	—	—	(428.5)	(428.5)
Trade payables	—	—	(263.5)	(263.5)
Derivative financial instruments	—	(2.4)	—	(2.4)
Loans and borrowings	—	—	(2,876.4)	(2,876.4)

Total	685.9	(2.1)	(3,568.4)	(2,884.6)

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

2013	Loans and receivable €m	Derivatives used for hedging (see (c)) €m	Financial liabilities at amortized cost €m	Total €m
Assets
Trade receivables	34.8	—	—	34.8
Derivative financial instruments	—	0.6	—	0.6
Cash and cash equivalents	688.5	—	—	688.5

Liabilities
Bank overdraft	—	—	(371.4)	(371.4)
Trade payables	—	—	(246.2)	(246.2)
Derivative financial instruments	—	(7.3)	—	(7.3)
Loans and borrowings	—	—	(2,980.4)	(2,980.4)

Total	723.3	(6.7)	(3,598.0)	(2,881.4)

2014	Loans and receivables €m	Derivatives used for hedging (see (c)) €m	Financial liabilities at amortized cost €m	Total €m
Assets
Trade receivables	34.9	—	—	34.9
Derivative financial instruments	—	11.2	—	11.2
Cash and cash equivalents	707.0	—	—	707.0

Liabilities
Bank overdraft	—	—	(487.8)	(487.8)
Trade payables	—	—	(244.8)	(244.8)
Derivative financial instruments	—	(1.8)	—	(1.8)
Loans and borrowings	—	—	(2,912.4)	(2,912.4)

Total	741.9	9.4	(3,645.0)	(2,893.7)

Trade receivables are the only financial assets that are offset on the Statement of Financial Position. See note 8 for split between gross receivables and trade terms.

b)	Fair values

The following summarizes the methods and assumptions of estimating the fair values of financial instruments held by the Iglo Group.

•	Derivative financial instruments

Derivative financial instruments are held at fair value. There is no difference between carrying value and fair value. The financial instruments are not traded in an active market, and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Iglo Group maximize the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. These are classified as level 2 instruments as defined in IFRS 13 ‘Fair value measurement’.

•	Trade and other payables/receivables

The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term, and settled in cash.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

•	Cash and cash equivalents/overdrafts

The carrying value of cash is deemed to equal fair value.

•	Interest bearing loans and liabilities

The fair value of senior loans and senior secured notes is determined by reference to price quotations in the active market in which they are traded. The loan notes are not actively traded, and therefore fair values have been calculated using a discounted cash flow calculation.

	Fair value			Carrying value
	2012 €m	2013 €m	2014 €m	2012 €m	2013 €m	2014 €m
Senior loans	1,844.4	1,831.3	1,104.1	1,031.8	1,831.4	1,133.6
2020 floating rate senior secured notes	—	—	484.5	—	—	500.0
Loan notes	826.7	965.8	1,211.4	1,844.6	1,149.0	1,278.8

Total interest bearing loans	2,671.1	2,797.1	2,800.0	2,876.4	2,980.4	2,912.4

c)	Derivatives

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2014 were €173.1 million (2013: €208.6 million; 2012: €125.6 million).

	2012	2013	2014
	€m	€m	€m
Interest rate caps	—	0.6	0.1
SEK Forward foreign exchange contracts	0.3	—	—
USD Forward foreign exchange contracts	—	—	11.1

Total assets	0.3	0.6	11.2

GBP Forward foreign exchange contracts	(0.3)	(1.8)	(1.7)
USD Forward foreign exchange contracts	(2.1)	(5.4)	—
SEK Forward foreign exchange contracts	—	(0.1)	(0.1)

Total liabilities	(2.4)	(7.3)	(1.8)

Total	(2.1)	(6.7)	9.4

Offsetting of derivatives

Derivative contracts are held under ISDA agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Iglo Group to settle net in the event of default.

	Gross value of financial assets available for offsetting	Gross value of financial liabilities available for offsetting	Net amount available for offsetting
2012	€m	€m	€m
Derivatives-assets	0.2	—	0.2

	Gross value of financial liabilities available for offsetting	Gross value of financial assets available for offsetting	Net amount available for offsetting
2012	€m	€m	€m
Derivatives-liabilities	(2.5)	0.2	(2.3)

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

	Gross value of financial assets available for offsetting	Gross value of financial liabilities available for offsetting	Net amount available for offsetting
2013	€m	€m	€m
Derivatives-assets	0.6	—	0.6

	Gross value of financial liabilities available for offsetting	Gross value of financial assets available for offsetting	Net amount available for offsetting
2013	€m	€m	€m
Derivatives-liabilities	(7.3)	—	(7.3)

	Gross value of financial assets available for offsetting	Gross value of financial liabilities available for offsetting	Net amount available for offsetting
2014	€m	€m	€m
Derivatives-assets	10.2	(0.8)	9.4

	Gross value of financial liabilities available for offsetting	Gross value of financial assets available for offsetting	Net amount available for offsetting
2014	€m	€m	€m
Derivatives-liabilities	(0.8)	0.8	—

24)	Operating leases

Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	2012	2013	2014
	€m	€m	€m
Less than one year	5.3	4.9	5.0
Between one and five years	14.3	11.1	11.9
More than five years	3.7	3.4	6.6

Total	23.3	19.4	23.5

For the year ended December 31, 2014 non-cancellable minimum lease payments are split €8.1 million payable in 1-3 years and €3.8 million in 3-5 years.

Non-cancellable operating leases relate to equipment, motor vehicles and land and buildings.

25)	Capital commitments

The Iglo Group has capital commitments amounting to €5.1 million at December 31, 2014 (2013: €0.7 million; 2012: €3.7 million).

26)	Contingent liabilities

The Iglo Group is currently in discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. Under the original sale and purchase agreement the Iglo Group has an indemnity in respect of this tax issue.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

27)	Related parties

Birds Eye Iglo Limited Partnership Inc

The Iglo Group is controlled by the Permira Partnership which owns 100% of the share capital.

In 2006, Iglo Foods Holdco Limited, a subsidiary of Iglo, issued 17% fixed rate subordinated unsecured Class A, B and C Loan Notes of €1 each to the Permira Partnership in connection with the original acquisition by the Permira Partnership. From January 1, 2013, the interest rate on these shareholder loan notes was reduced to 11%.

In 2010, as part of the funding for the acquisition of CSI, Iglo Foods Holdco Limited issued 15% fixed rate subordinated unsecured €167.4m of Class G Loan Notes of €1 each to the Permira Partnership. From January 1, 2013, the interest rate on these shareholder loan notes was reduced to 11%.

During 2013, Iglo Foods Holdco Limited, a subsidiary of Iglo, issued 11% fixed rate subordinated unsecured Class K Loan Notes of €1 each to the Permira Partnership.

The amounts outstanding at December 31, 2014, 2013 and 2012 on these loan notes including capitalized interest are disclosed in note 10.

See note 29 “Events after the balance sheet date”.

Permira Funds

The Iglo Group is backed by a private equity fund managed by Permira Advisers LLC. A Shareholder Agreement was entered into on November 3, 2006, whereby Iglo Foods Holdings Limited or one of its subsidiaries is obliged to pay an annual monitoring fee of €1 million. For the years ended December 31, 2014, 2013 and 2012, the entity designated to receive the annual monitoring fee is Permira Advisers LLP.

Key Management

All significant management decision making authority is vested solely with individuals who were also Directors of Iglo. Therefore key management was deemed to be only the Directors of Iglo. Their remuneration has been disclosed in Note 18.

Cheryl Potter of Permira Advisers LLP held indirect economic interests in the loan notes and the equity of the Iglo Group through the Permira Partnership.

All Directors of Iglo, with the exception of Cheryl Potter and Tara Alhadeff, held equity interests in the Permira Partnership during the year and as at December 31, 2014, either directly or through a trust structure.

During the year to December 31, 2014 and as at December 31, 2014, Erhard Schoewel and Daniel Pagnoni held interests in the loan notes held by the Permira Partnership.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Loan notes to related parties

The following transactions have occurred through the Partnership, between the Iglo Group and related parties, in relation to loan notes.

	Management	Permira Funds
	€m	€m
Balance at January 1, 2012	5.8	1,141.1

Payments made	(1.6)	(309.0)
Interest accrued	1.0	190.7

Balance at December 31, 2012	5.2	1,022.8
Replacement of directors	(0.9)	—
New loan notes issued	0.5	—
Interest accrued	0.5	115.6

Balance at December 31, 2013	5.3	1,138.4
Interest accrued	0.5	128.7

Balance at December 31, 2014	5.8	1,267.1

28)	Segment reporting

Following the acquisition by Nomad Foods Limited, the CODM of the enlarged group considers there to be one reporting and operating segment, being Frozen Food. The segment presentation below reflects how the business was managed prior to the acquisition and in the periods presented.

Segment external revenue

	2012	2013	2014
	€m	€m	€m
Birds Eye (at budgeted currency)	574.5	566.1	540.0
Iglo	542.4	537.0	521.9
Findus Italy	451.2	419.6	428.2
Other	33.8	34.2	35.1
Total segment revenue	1,601.9	1,556.9	1,525.2
Foreign exchange impact of Birds Eye revenue	(29.2)	(51.1)	(24.3)

Total external revenue	1,572.7	1,505.8	1,500.9
Birds Eye (at actual currency)	545.3	515.0	515.7

*	Birds Eye’s results have been translated using a management budget rate of €1.30 to GBP £1 as used by management for budgeting and forecasting process for 2015.

The CODM is not provided with information about inter-segment revenues.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

Segment Adjusted EBITDA

		2012	2013	2014
	Note	€m	€m	€m
Birds Eye		130.1	131.6	126.4
Iglo		116.7	98.6	108.7
Findus Italy		114.8	95.4	101.4
Other		(11.4)	(25.5)	(30.3)

Total segment Adjusted EBITDA		350.2	300.1	306.2
Exceptional items	16	(53.6)	(83.8)	(52.9)
Depreciation	3	(24.4)	(23.4)	(24.8)
Amortization	4	(4.4)	(4.5)	(5.6)

Operating profit		267.8	188.4	222.9
Net financing costs		(302.4)	(227.6)	(290.2)

Loss before tax		(34.6)	(39.2)	(67.3)

No information on segment assets or liabilities is presented to the CODM.

Product information

Management considers the products it sells belong to one category, being frozen foods.

Geographical information

External revenue by geography

	2012	2013	2014
	€m	€m	€m
United Kingdom	525.8	496.7	492.5
Italy	451.2	419.6	428.3
Germany	311.5	313.1	298.0
Rest of Europe	284.2	276.4	282.1

Total external revenue by geography	1,572.7	1,505.8	1,500.9

Non-current assets by geography

	2012	2013	2014
	€m	€m	€m
United Kingdom	763.1	730.0	780.6
Italy	861.3	858.1	854.3
Germany	476.1	465.2	464.6
Rest of Europe	367.9	372.8	371.8

Total non-current assets by geography	2,468.4	2,426.1	2,471.3

Non-current assets exclude deferred tax assets.

29)	Events after the balance sheet date

On April 20, 2015, Nomad Foods Limited entered into a definitive agreement to acquire the Iglo Group for €2.6 billion, subject to customary closing conditions. Nomad Foods Limited is registered in the British Virgin Islands which upon completion would become the ultimate controlling party of the Iglo Group.

Iglo Foods Holdings Limited — Notes to the Consolidated Financial Statements

On June 1, 2015 the entire issued share capital of Iglo was acquired by Nomad Foods Limited (the “Transaction”). The ultimate controlling party prior to the Transaction was the Permira Partnership, a partnership registered in Guernsey.

On June 1, 2015, as part of the Iglo Acquisition, the Iglo Group completed an amendment and restatement to the terms of its Senior Facilities Agreement. As part of this amendment and restatement, the Iglo Group has prepaid approximately €490 million of gross debt utilizing a combination of cash from existing resources and a new portion of consideration from Nomad Foods Limited which was on-lent and contributed down to Iglo Foods Midco Limited. This amendment is expected to deliver lower interest costs due to the reduction in both gross debt and interest rates.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2015

	Note	December 31, 2014 €m	March 31, 2015 €m
Non-current assets
Intangible assets	5	2,216.4	2,262.1
Property, plant and equipment	6	254.9	256.2
Deferred tax assets		73.3	100.0

		2,544.6	2,618.3

Current assets
Inventories		229.1	208.4
Trade and other receivables		49.4	67.7
Deferred borrowing costs	7	2.1	2.1
Derivative financial instruments		11.2	16.5
Cash and cash equivalents		707.0	875.0

		998.8	1,169.7

Total assets		3,543.4	3,788.0

Current liabilities
Bank overdrafts		487.8	605.3
Trade and other payables		313.9	299.3
Derivative financial instruments		1.8	3.3
Tax payable		8.8	17.3
Loans and borrowings	7	—	—
Provisions	8	55.2	75.5

		867.5	1,000.7

Non-current liabilities
Loans and borrowings	7	2,903.1	2,971.6
Employee benefits	9	124.2	145.8
Deferred tax liabilities		306.1	313.6

		3,333.4	3,431.0

Total liabilities		4,200.9	4,431.7

Net liabilities		(657.5)	(643.7)

Deficit attributable to equity holders
Share capital		0.1	0.1
Capital reserve		3.6	3.9
Translation reserve		(16.0)	14.6
Cash flow hedging reserve		4.9	8.7
Accumulated deficit		(650.1)	(671.0)

Total deficit		(657.5)	(643.7)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Income

for the three months ended March 31, 2015

		3 months ended
	Note	March 31, 2014 €m	March 31, 2015 €m
Revenue		401.7	397.5
Cost of sales		(265.1)	(258.5)

Gross profit		136.6	139.0

Other operating expenses		(69.8)	(62.8)
Exceptional items	10	(3.7)	(20.6)

Operating profit		63.1	55.6

Finance income	11	0.5	0.4
Finance costs	11	(60.6)	(69.7)

Net finance costs		(60.1)	(69.3)

Profit/(loss) before tax		3.0	(13.7)

Taxation	12	(17.3)	7.5

Loss for the period		(14.3)	(6.2)

Attributable to:
Owners of the Parent Company		(14.3)	(6.2)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three months ended March 31, 2015

		3 months ended
	Note	March 31, 2014 €m	March 31, 2015 €m
Loss for the period		(14.3)	(6.2)

Other comprehensive income/(loss):
Actuarial losses on defined benefit pension plans	9	(9.1)	(21.3)
Taxation credit on measurement of defined benefit pension plans		2.7	6.6

Items not reclassified to the Income Statement		(6.4)	(14.7)
(Loss)/gain on hedge of net investment in foreign subsidiary		(0.1)	30.6
Effective portion of changes in fair value of cash flow hedges		(1.1)	5.9
Taxation credit/(charge) relating to components of other comprehensive income		0.2	(2.1)

Items that may be subsequently reclassified to the Income Statement		(1.0)	34.4

Other comprehensive (loss)/income for the period, net of tax		(7.4)	19.7

Total comprehensive (loss)/income for the period		(21.7)	13.5

Attributable to:
Owners of the Parent Company		(21.7)	13.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the three months ended March 31, 2015

	Share capital €m	Capital reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total deficit €m
Balance at January 1, 2015	0.1	3.6	(16.0)	4.9	(650.1)	(657.5)

Loss for the period	—	—	—	—	(6.2)	(6.2)
Other comprehensive income/(loss) for the period	—	—	30.6	3.8	(14.7)	19.7

Total comprehensive income/(loss) for the period	—	—	30.6	3.8	(20.9)	13.5

Share based payment charge	—	0.3	—	—	—	0.3

Total transactions with owners, recognized directly in equity	—	0.3	—	—	—	0.3

Balance at March 31, 2015	0.1	3.9	14.6	8.7	(671.0)	(643.7)

Balance at January 1, 2014	0.1	1.9	(43.6)	(4.6)	(504.2)	(550.4)

Loss for the period	—	—	—	—	(14.3)	(14.3)
Other comprehensive (loss)/ income for the period	—	—	(5.1)	(5.7)	3.4	(7.4)

Total comprehensive loss for the period	—	—	(5.1)	(5.7)	(10.9)	(21.7)

Balance at March 31, 2014	0.1	1.9	(48.7)	(10.3)	(515.1)	(572.1)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows

for the three months ended March 31, 2015

	Note	March 31, 2014 €m	March 31, 2015 €m
Cash flows from operating activities
Loss for the period		(14.3)	(6.2)
Adjustments for:
Exceptional items	10	3.7	20.6
Depreciation and amortization	5, 6	7.1	7.0
Loss on disposal of property, plant and equipment	6	—	0.1
Finance costs	11	60.6	69.7
Finance income	11	(0.5)	(0.4)
Taxation	12	17.3	(7.5)

Operating cash flow before changes in working capital and provisions		73.9	83.3

Decrease in inventories		27.5	25.5
Increase in trade and other receivables		(41.0)	(16.4)
Decrease in trade and other payables		(27.5)	(17.3)
Decrease in employee benefits & other provisions		(0.4)	(1.2)

Cash generated from operations before tax and exceptional items		32.5	73.9

Cash flows relating to exceptional items		(5.3)	(2.5)
Tax paid		(2.8)	(2.0)

Net cash from operating activities		24.4	69.4

Cash flows from investing activities
Purchase of property, plant and equipment	6	(2.5)	(2.6)
Purchase of intangibles	5	—	(0.1)

Net cash used in investing activities		(2.5)	(2.7)

Cash flows from financing activities
Payment of financing fees		(0.5)	—
Payment for interest rate cap premiums		(3.0)	—
Interest paid		(25.4)	(20.0)
Interest received		0.5	0.4

Net cash used in financing activities		(28.4)	(19.6)

Net decrease/(increase) in cash and cash equivalents		(6.5)	47.1
Cash and cash equivalents at 1 January		317.1	219.2
Effect of exchange rate fluctuations		0.6	3.4

Cash and cash equivalents at end of period		311.2	269.7

Cash and cash equivalents per above:
Cash and cash equivalents per statement of financial position		726.7	875.0
Bank overdrafts		(415.5)	(605.3)

		311.2	269.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

1.	General information

Iglo Foods Holdings Limited (“Iglo”) is a company domiciled in the United Kingdom and incorporated in the United Kingdom under the Companies Act 2006.

These unaudited condensed consolidated interim financial statements were approved for issuance by the Board of Directors on September 4, 2015.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements for the three months ended March 31, has been prepared in accordance with IAS 34, Interim financial reporting, as adopted by the European Union. These financial statements consolidate the Iglo and the subsidiaries it controls (together referred to as the “Iglo Group”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the period ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“IFRSs”) and IFRS Interpretations as applicable to companies reporting under IFRS. On April 20, 2015 Nomad Foods Limited entered into a definitive agreement to acquire Iglo Group. This acquisition closed on June 1, 2015.

There are no new accounting standards which have a material impact on these unaudited condensed consolidated interim financial statements.

3.	Going concern

The Directors have made an assessment, and have satisfied themselves of the Iglo Group’s ability to continue as a going concern based on current cash flow projections and current financing.

The Directors have a reasonable expectation that the Iglo Group has adequate resources to continue in operational existence for at least twelve months from the date of this report. Thus they continue to adopt the going concern basis of accounting in preparing the unaudited condensed consolidated interim financial statements.

4.	Accounting policies

The accounting policies adopted are consistent with those of the previous financial period, except taxes on income which are accrued using the estimated underlying tax rate that is expected to apply for the period as adjusted for material non-underlying items arising in the interim periods.

Accounting estimates

The preparation of financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

The significant judgments made by management in applying the Iglo Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2014. In preparing the unaudited condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended March 31, 2015 were:

a) Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating units to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from each cash generating unit and a suitable discount rate in order to calculate present value. A detailed impairment review is performed annually. In line with IAS 34 “Interim Financial Reporting”, management have reviewed the assets for indicators of significant impairment since the end of the most recent financial period. A detailed review is only performed where such indicators are identified.

b) Fair value of derivative financial instruments

The Iglo Group holds derivative financial instruments at March 31, 2015 and December 31, 2014.

Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

c) Employee benefit obligation

Actuarial valuations of the defined benefit pensions are performed by qualified actuaries for the Iglo Group’s year end close on December 31. The principal assumptions applied for the valuation at March 31, 2015 were the same as those applied at December 31, 2014, except for the German plans which are the most significant in terms of plan assets and liabilities in the Iglo Group. The German plans’ assets were updated to reflect market values at March 31, 2015 and the discount rate applied to the German defined benefits obligations decreased from 2.0% to 1.45%. In the comparative period, the German plans’ assets were also updated for movements since December 31, 2013 to reflect market values at March 31, 2014 and the discount rate applied to the German defined benefits obligations at this time decreased from 3.9% to 3.5%. The net movement in the defined benefit obligation for the period ended March 31, 2015 is presented in Note 9.

d) Share based payments

At the end of each reporting period, the Iglo Group revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions.

e) Discounts

Discounts given by the Iglo Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each quarter end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued.

f) Income tax

The income tax expense and the provision for income taxes for the three month period to March 31, 2015 and March 31, 2014 have been determined based on an estimate of the weighted average annual income tax rate expected to apply for the full financial period.

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), Iglo Group could in future periods experience adjustments to these accruals.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

5.	Intangible assets

	Goodwill €m	Brands €m	Computer software €m	Total €m
Net book value at January 1, 2015	889.4	1,323.0	4.0	2,216.4
Additions	—	—	0.1	0.1
Amortization charge for the period	—	(0.3)	(0.4)	(0.7)
Effect of movements in foreign exchange	16.7	29.6	—	46.3

Net book value at March 31, 2015	906.1	1,352.3	3.7	2,262.1

Net book value at January 1, 2014	872.7	1,294.8	6.5	2,174.0
Amortization charge for the period	—	(0.3)	(0.9)	(1.2)
Effect of movements in foreign exchange	1.6	3.2	—	4.8

Net book value at March 31, 2014	874.3	1,297.7	5.6	2,177.6

6.	Property, plant and equipment

€m
Net book value at January 1, 2015	254.9
Additions	2.6
Disposals	(0.1)
Depreciation charge for the period	(6.3)
Effect of movements in foreign exchange	5.1

Net book value at March 31, 2015	256.2

Net book value at January 1, 2014	252.1
Additions	2.5
Depreciation charge for the period	(5.9)
Effect of movements in foreign exchange	0.6

Net book value at March 31, 2014	249.3

7.	Loans and borrowings

	March 31, 2014 €m	March 31, 2015 €m
Current (assets)/liabilities
Senior debt and other loans	130.0	—
Less capitalized transaction costs to be amortized within 1 year	(12.9)	(2.1)

Total due in less than one year	117.1	(2.1)

Non-current liabilities
Loan notes	1,180.1	1,313.5
Senior debt and other loans	1,706.0	1,166.9
2020 floating rate senior secured notes	—	500.0
Less capitalized transaction costs to be amortized in 2–5 years	(24.8)	(8.4)
Less capitalized transaction costs to be amortized in more than 5 years	—	(0.4)

Total due after more than one year	2,861.3	2,971.6

Total loans and borrowings	2,978.4	2,969.5

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

The loan notes have a fixed interest rate of 11% until maturity in 2020. Interest on the loan notes is not paid in cash but is added to the principal of the draw down amounts.

The interest rate on all other loans and the floating rate senior secured notes are re-priced within one year to the relevant Euribor or Libor rate.

On April 20, 2015, Nomad Foods Limited entered into a definitive agreement to acquire the Iglo Group, subject to customary closing conditions. Nomad Foods Limited is registered in the British Virgin Islands which upon completion would become the ultimate controlling party of the Iglo Group. As part of the ongoing completion process, Nomad Foods Limited and the Iglo Group are requesting certain amendments to the Senior Facilities Agreement, majority lender consent for which has now been received. It is also proposed to repay around €490 million of gross debt utilizing a combination of cash from existing resources and new equity funding from Nomad Foods Limited. These events are expected to deliver lower interest costs due to the reduction in both gross debt and interest rates.

Bank refinancing and issuance of corporate bonds

On July 17, 2014, the Iglo Group completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €620 million and Senior GBP debt of £400 million which are repayable on June 30, 2020. In addition to this, €500 million has been raised through the issuance of a floating rate bond issue on the Luxembourg Stock Exchange, with a repayment date of June 15, 2020. Both the new Senior debt and the bond issue are secured with equal ranking against certain assets of the Iglo Group.

Eligible transaction costs of €12.5 million have been capitalized as part of the refinancing and will be amortized over the life of the debt.

In addition to this, the existing multicurrency revolving credit facility was replaced with a new €80.0 million facility. This facility is available until December 31, 2019. As at March 31, 2015 €4.3 million has been utilized for letters of credit, overdrafts, customer bonds and bank guarantees against the revolving credit facility.

The Syndicate members have security over the assets of the ‘guarantor group’. The ‘guarantor group’ consists of those companies which individually have more than 5% of consolidated gross assets or EBITDA of the Iglo Group and in total comprise more than 80% of consolidated gross assets or EBITDA at any testing date.

8.	Provisions

€m
Balance at January 1, 2015	55.2
Additional provision in the period	22.2
Utilization of provision	(1.9)

Balance at March 31, 2015	75.5

Of the total provision balance at March 31, 2015, €51.8 million (December 2014: €15.5 million) relates to certain incentive schemes that management participate in. €21.6 million (December 2014: €3.9 million) has been charged to the Income Statement during the period relating to these incentive schemes and associated costs. Management expect that this provision will be utilized in 2015.

€10.9 million (December 2014: €3.5 million) relates to committed plans for certain operational restructuring activities which are due to be completed within the next 12 months. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

€7.2 million (December 2014: €7.2 million) relates to our Italian operations for potential obligations under Italian law for three principal items: a legal case involving disputed overtime entitlement, obligations potentially payable to agents of Iglo and a provision for the scrapping of freezer cabinets.

€3.9 million relates to tax matters from previous accounting years.

9.	Employee benefits

The Iglo Group operates defined benefit pension plans in Germany, Italy and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the period to March 31, 2015.

€m
Net retirement benefit obligation-January 1, 2015	124.2
Service cost	1.0
Net interest expense	0.6
Contributions by employer	(1.3)
Actuarial loss on pension scheme valuations	21.3

Net retirement benefit obligation-March 31, 2015	145.8

Net retirement benefit obligation-January 1, 2014	70.9
Service cost	0.7
Net interest expense	0.6
Contributions by employer	(1.0)
Actuarial loss on pension scheme valuations	9.1

Net retirement benefit obligation-March 31, 2014	80.3

The principal assumptions applied for the valuation at March 31, 2015 were the same as those applied at December 31, 2014, except for the German plans which are the most significant in terms of plan assets and liabilities in the Iglo Group. The German plans’ assets were updated to reflect market values at March 31, 2015 and the discount rate applied to the German defined benefits obligations decreased from 2.0% to 1.45%. In the comparative period, the German plans’ assets were also updated for movements since December 31, 2013 to reflect market values at March 31, 2014 and the discount rate applied to the German defined benefits obligations at this time decreased from 3.9% to 3.5%.

10.	Exceptional items

Exceptional items are made up as follows:

	3 months ended 31 March
	2014 €m	2015 €m
Costs related to long-term management incentive plans	3.1	20.1
Cisterna fire net costs	—	0.7
Net investigation of strategic opportunities and other costs	—	(0.2)
Other restructuring costs	0.6	—

Total exceptional items	3.7	20.6

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

The Iglo Group incurred charges of €20.1 million (2014: €3.1 million) related to management incentive schemes. The majority of these costs have been accrued during the period, but are not due for payment until the associated performance conditions are met. On April 20, 2015, Nomad Foods Limited entered into a definitive agreement to acquire the Iglo Group, subject to customary closing conditions. The completion of the sale would be considered as a triggering event under the schemes, following which management expect that the provision will be used for cash payments in 2015. As a result of this announcement, management have accelerated the vesting period over which these costs are being accrued.

€0.7 million has been charged for ongoing incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. The Iglo Group has insurance policies in place covering the stock, property and loss of earnings for which claims are currently in process. The proceeds of these claims cannot be recognized until the recoverable amount is judged to be virtually certain.

A credit of €0.2 million has been recognized in Q1 2015 primarily relating to the ongoing costs incurred as a result of the Iglo Group’s decision to cease marketing its products in Romania, Slovakia and Turkey. The costs for the quarter are €0.3 million which has been offset by income of €0.5 million from assets previously deemed to be irrecoverable.

The tax impact on the exceptional items amounts to €4.0 million (2014: €nil).

11.	Finance income and costs

	3 months ended
	March 31, 2014 €m	March 31, 2015 €m
Interest income	0.5	0.4

Finance income	0.5	0.4

Capitalized interest	(31.1)	(36.5)
Cash pay interest expense	(24.5)	(20.0)
Interest on defined benefit pension plan obligation	(0.6)	(0.6)
Amortization of borrowing costs	(3.3)	(0.5)
Net foreign exchange arising on retranslation of financial assets and liabilities	(1.1)	(12.1)

Finance costs	(60.6)	(69.7)

Net finance costs	(60.1)	(69.3)

12.	Taxation

Income tax expense for the 3 month period to March 31, 2015 and March 31, 2014 is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial period.

The Iglo Group recognized a tax credit of €7.5 million in Q1 2015 (2014: charge of €17.3 million). The year on year movement is mainly due to deferred tax adjustments where, in Q1 2014, the charge included €7.8 million for the impairment of deferred tax assets. This was as a result of matters under discussion with local tax authorities which concluded in Q1 2015, following which it was assessed that the impairment should be reversed in full, leading to a €7.8 million credit in Q1 2015. In addition, previously unrecognized deferred tax assets were deemed to be recoverable which led to an additional tax credit of €8.3 million.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

The Iglo Group operates in many different jurisdictions and, in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), we could in future periods experience adjustments to this provision.

Management believes that the Iglo Group’s position on all open matters including those in current discussion with local tax authorities is robust and that the Iglo Group is appropriately provided.

Through the enactment of the Finance Act 2013 the standard rate of corporation tax in the UK changed to 21% with effect from April 1, 2014, and reduced by a further 1% to 20% from April 1, 2015. These rates are reflected in these unaudited condensed consolidated interim financial statements.

13.	Contingent liabilities

The Iglo Group is currently in discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. Under the original sale and purchase agreement the Iglo Group has an indemnity in respect of this tax issue.

14.	Related parties

The Iglo Group is controlled by the Permira Partnership which owns 100% of the share capital of the Company.

In 2006, Iglo Foods Holdco Limited, a subsidiary of Iglo, issued 17% fixed rate subordinated unsecured Class A, B and C Loan Notes of €1 each to the Partnership. From January 1, 2013, the interest rate on these shareholder loan notes was reduced to 11%.

In 2010, as part of the funding for the acquisition of CSI, Iglo Foods Holdco Limited issued 15% fixed rate subordinated unsecured Class G Loan Notes of €1 each to the Permira Partnership. From January 1, 2013, the interest rate on these shareholder loan notes was reduced to 11%.

In 2013, Iglo Foods Holdco Limited, a subsidiary of the Company, issued 11% fixed rate subordinated unsecured Class K Loan Notes of €1 each to the Permira Partnership.

15.	Segment reporting

The Chief Operating Decision Maker (‘CODM’) has been determined to be the Executive Committee as they are primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

The Iglo Group’s operations are primarily organized into brands (Birds Eye in the United Kingdom & Ireland, Iglo in Germany and Continental Europe and Findus in Italy and San Marino) with each brand headed by a managing director. Other business units, comprising factories, private label and corporate overheads, make up the rest of the Iglo Group’s operations included in the information presented to the CODM. The primary organization and management of business activities into brands has been used to identify and determine the Iglo Group’s operating segments as reported to the CODM.

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

The CODM uses revenue and earnings before taxation, depreciation, amortization, exceptional items and net financing costs (“Adjusted EBITDA”) as the key measure of the segments’ results. Revenue is presented to the CODM using budgeted currency exchange rates as shown below. Adjusted EBITDA is presented to the CODM at actual exchange rates.

	3 months ended March, 31
Segment external revenue	2014 €m	2015 €m
Birds Eye (at budgeted currency)	135.5	129.2
Iglo	144.9	143.1
Findus Italy	121.2	113.2
Other	9.3	8.1

Total segment revenue	410.9	393.6
Foreign exchange impact of Birds Eye revenue	(9.2)	3.9

Total external revenue	401.7	397.5

Birds Eye (at actual currency)*	126.3	133.1

*	Birds Eye’s results have been translated by using a management budget rate of €1.30 to £1.

The CODM is not provided with information about inter-segment revenues.

		3 months ended March, 31
Segment Adjusted EBITDA	Note	2014 €m	2015 €m
Birds Eye		29.9	32.6
Iglo		28.7	35.1
Findus Italy		26.9	30.5
Other		(11.6)	(15.0)

Total segment Adjusted EBITDA		73.9	83.2

Exceptional items	10	(3.7)	(20.6)
Depreciation	6	(5.9)	(6.3)
Amortization	5	(1.2)	(0.7)

Operating profit		63.1	55.6
Net Financing costs	11	(60.1)	(69.3)

Profit/(loss) before tax		3.0	(13.7)

No information on segment assets or liabilities is presented to the CODM.

Products information

Management considers the products it sells belong to one category, being frozen foods.

Geographical information

	3 months ended March, 31
External revenue by geography	2014 €m	2015 €m
United Kingdom	121.4	127.2
Germany	82.9	82.0
Italy	121.2	113.2
Rest of Europe	76.2	75.1

Total external revenue by geography	401.7	397.5

Iglo Foods Holdings Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Information

Non-current assets by geography	December 31, 2014 €m	March 31, 2015 €m
United Kingdom	780.6	850.8
Germany	464.6	474.5
Italy	854.3	853.0
Rest of Europe	371.8	340.0

Total non-current assets by geography	2,471.3	2,518.3

Non-current assets exclude deferred tax assets.

16.	Post balance sheet events

On April 20, 2015, Nomad Foods Limited entered into a definitive agreement to acquire the Iglo Group for €2.6 billion, subject to customary closing conditions. Nomad Foods Limited is registered in the British Virgin Islands which upon completion would become the ultimate controlling party of the Iglo Group.

On June 1, 2015 the entire issued share capital of Iglo was acquired by Nomad Foods Limited (the “Transaction”). The ultimate controlling party prior to the Transaction was the Permira Partnership, a partnership registered in Guernsey.

On June 1, 2015, as part of Nomad Foods Limited’s acquisition of the Iglo Group, the Iglo Group completed an amendment and restatement to the terms of its Senior Facilities Agreement. As part of this amendment and restatement, the Iglo Group has prepaid approximately €490 million of gross debt utilizing a combination of cash from existing resources and a portion of consideration from Nomad Foods Limited which was on-lent and contributed down to Iglo Foods Midco Limited. This amendment is expected to deliver lower interest costs due to the reduction in both gross debt and interest rates.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Income Statement

for the two and five months ended May 31, 2015 and the three and six months ended June 30, 2014

		3 months ended June 30, 2014	2 months ended May 31, 2015	6 months ended June 30, 2014	5 months ended May 31, 2015
	Note	€m	€m	€m	€m
Revenue		359.5	242.8	761.2	640.3
Cost of sales		(231.6)	(159.4)	(496.7)	(417.9)

Gross profit		127.9	83.4	264.5	222.4

Other operating expenses		(64.5)	(46.7)	(134.3)	(109.5)
Exceptional items	5	(7.7)	(63.7)	(11.4)	(84.3)

Operating profit/(loss)		55.7	(27.0)	118.8	28.6

Finance income	6	2.9	1.6	3.4	2.0
Finance costs	6	(76.8)	(48.0)	(137.4)	(117.7)

Net finance costs		(73.9)	(46.4)	(134.0)	(115.7)

Loss before tax		(18.2)	(73.4)	(15.2)	(87.1)

Taxation	7	(8.0)	(48.4)	(25.3)	(40.9)

Loss for the period		(26.2)	(121.8)	(40.5)	(128.0)

Attributable to:
Owners of the Parent Company		(26.2)	(121.8)	(40.5)	(128.0)

The accompanying notes are an integral part of these unaudited condensed consolidated stub financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statement of Comprehensive Income for the two and five months ended May 31, 2015 and the three and six months ended June 30, 2014

	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Loss for the period	(26.2)	(121.8)	(40.5)	(128.0)
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	—	18.8	(9.1)	(2.5)
Taxation (charge)/credit on measurement of defined benefit pension plans	—	(5.9)	2.7	0.7

Items not reclassified to the Income Statement	—	12.9	(6.4)	(1.8)
Gain on hedge of net investment in foreign subsidiary	11.6	14.1	11.5	44.7
Effective portion of changes in fair value of cash flow hedges	7.6	(5.9)	6.5	—
Taxation (charge)/credit relating to components of other comprehensive income	(5.3)	2.1	(5.1)	—

Items that may be subsequently reclassified to the Income Statement	13.9	10.3	12.9	44.7

Other comprehensive income for the period, net of tax	13.9	23.2	6.5	42.9

Total comprehensive loss for the period	(12.3)	(98.6)	(34.0)	(85.1)

Attributable to:
Owners of the Parent Company	(12.3)	(98.6)	(34.0)	(85.1)

The accompanying notes are an integral part of these unaudited condensed consolidated stub financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statement of Changes in Equity for the five months ended May 31, 2015 and six months ended June 30, 2014

	Share capital €m	Capital reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total deficit €m
Balance at January 1, 2015	0.1	3.6	(16.0)	4.9	(650.1)	(657.5)

Loss for the period	—	—	—	—	(128.0)	(128.0)
Other comprehensive income/(loss) for the period	—	—	44.7	—	(1.8)	42.9

Total comprehensive income/(loss) for the period	—	—	44.7	—	(129.8)	(85.1)

Capital contribution	—	253.2	—	—	—	253.2
Share based payment charge	—	3.2	—	—	—	3.2

Total transactions with owners, recognized directly in equity	—	256.4	—	—	—	256.4

Balance at May 31, 2015	0.1	260.0	28.7	4.9	(779.9)	(486.2)

Balance at January 1, 2014	0.1	1.9	(43.6)	(4.6)	(504.2)	(550.4)

Loss for the period	—	—	—	—	(40.5)	(40.5)
Other comprehensive income/(loss) for the period	—	—	15.1	(3.2)	(5.4)	6.5

Total comprehensive income/(loss) for the period	—	—	15.1	(3.2)	(45.9)	(34.0)
Share based payment charge	—	0.8	—	—	—	0.8

Total transactions with owners, recognized directly in equity	—	0.8	—	—	—	0.8

Balance at June 30, 2014	0.1	2.7	(28.5)	(7.8)	(550.1)	(583.6)

The accompanying notes are an integral part of these unaudited condensed consolidated stub financial statements.

Iglo Foods Holdings Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows

for the two and five months ended May 31, 2015 and the three and six months ended June 30, 2014

	Note	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Cash flows from operating activities
Loss for the period		(26.2)	(121.8)	(40.5)	(128.0)
Adjustments for:
Exceptional items	5	7.7	63.7	11.4	84.3
Depreciation and amortization		7.3	5.5	14.4	12.5
Finance costs	6	76.8	48.0	137.4	117.7
Finance income	6	(2.9)	(1.6)	(3.4)	(2.0)
Taxation	7	8.0	48.4	25.3	40.9

Operating cash flow before changes in working capital and provisions		70.7	42.2	144.6	125.4

Decrease in inventories		5.9	2.8	33.4	28.3
Decrease/(increase) in trade and other receivables		39.9	7.9	(1.1)	(8.5)
Increase/(decrease) in trade and other payables		3.9	(23.8)	(23.6)	(41.0)
Decrease in employee benefits and other provisions		(0.4)	(0.8)	(0.8)	(2.0)

Cash generated from operations before tax and exceptional items		120.0	28.3	152.5	102.2

Cash flows relating to exceptional items		(3.6)	(3.7)	(8.9)	(6.2)
Tax paid		(3.6)	(15.3)	(6.4)	(17.3)

Net cash from operating activities		112.8	9.3	137.2	78.7

Cash flows from investing activities
Purchase of property, plant and equipment		(3.1)	(3.4)	(5.6)	(6.0)
Purchase of intangibles		(0.4)	(0.2)	(0.4)	(0.3)

Net cash used in investing activities		(3.5)	(3.6)	(6.0)	(6.3)

Cash flows from financing activities
Repayment of loan principal		(129.2)	—	(129.2)	—
Payment of financing fees		—	—	(0.5)	—
Payment for interest rate cap premiums		—	—	(3.0)	—
Interest paid		(27.5)	(11.4)	(52.9)	(31.4)
Interest received		2.9	1.6	3.4	2.0

Net cash used in financing activities		(153.8)	(9.8)	(182.2)	(29.4)

Net (decrease)/increase in cash and cash equivalents		(44.5)	(4.1)	(51.0)	43.0
Cash and cash equivalents at April 1 or January 1		311.2	269.7	317.1	219.2
Effect of exchange rate fluctuations		1.4	2.8	2.0	6.2

Cash and cash equivalents at end of period		268.1	268.4	268.1	268.4

Cash and cash equivalents per above:
Cash and cash equivalents at period end		809.0	894.5	809.0	894.5
Bank overdrafts		(540.9)	(626.1)	(540.9)	(626.1)

		268.1	268.4	268.1	268.4

The accompanying notes are an integral part of these unaudited condensed consolidated stub financial statements.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

1.	General information

Iglo Foods Holdings Limited (“Iglo”) is a company domiciled in the United Kingdom and incorporated in the United Kingdom under the Companies Act 2006.

These unaudited condensed consolidated interim financial statements were approved for issuance by the Board of Directors on September 4, 2015.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements consolidate Iglo and the subsidiaries it controls (together referred to as the “Iglo Group”).

On June 1, 2015 Nomad Foods Limited acquired the Iglo Group. These unaudited condensed consolidated interim financial statements for the two and five months ended May 31, 2015 are presented to provide continuous information of the predecessor’s pre-acquisition results up to the date of acquisition of the Iglo Group by Nomad Foods Limited.

These unaudited condensed consolidated stub financial statements should be read in conjunction with the annual financial statements for the period ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“IFRSs”) and IFRS Interpretations as applicable to companies reporting under IFRS. These unaudited condensed consolidated stub financial statements have been prepared to present selected primary financial statements for the two and five months ended May 31, 2015, and selected corresponding footnotes.

There are no new accounting standards which have a material impact on these unaudited condensed consolidated interim financial statements.

3.	Going concern

The Directors have made an assessment and have satisfied themselves of the Iglo Group’s ability to continue as a going concern based on current cash flow projections and current financing.

The Directors have a reasonable expectation that the Iglo Group has adequate resources to continue in operational existence for at least twelve months from the date of this report. Thus they continue to adopt the going concern basis of accounting in preparing the unaudited condensed consolidated stub financial statements.

4.	Accounting policies

The accounting policies adopted are consistent with those as of December 31, 2014, the previous financial period, except taxes on income which are accrued using the estimated underlying tax rate that is expected to apply for the period as adjusted for material non-underlying items arising in the interim periods.

Accounting estimates

The preparation of financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

The significant judgments made by management in applying the Iglo Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2014. In preparing the unaudited condensed consolidated stub financial statements, the key sources of estimation uncertainty for the interim period ended May 31, 2015 were:

a) Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating units to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from each cash generating unit and a suitable discount rate in order to calculate present value. A detailed impairment review is performed annually. In line with IAS 34 “Interim Financial Reporting”, management have reviewed the assets for indicators of significant impairment since the end of the most recent financial period. A detailed review is only performed where such indicators are identified. The outcome of this review is detailed in Note 5.

b) Fair value of derivative financial instruments

The Iglo Group holds derivative financial instruments at May 31, 2015 and December 31, 2014.

Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

c) Employee benefit obligation

Actuarial valuations of the defined benefit pensions are performed by qualified actuaries for the Iglo Group’s year end close on December 31. The principal assumptions applied for the valuation at May 31, 2015 were the same as those applied at December 31, 2014, except for the German plans which are the most significant in terms of plan assets and liabilities in the Iglo Group.

d) Share based payments

The grant-date fair value of equity-settled share based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

e) Discounts

Discounts given by the Iglo Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each quarter end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued.

f) Income tax

The income tax expense and the provision for income taxes for the two and five months periods ended May 31, 2015 and three and six months periods ended June 30, 2014 have been determined based on an estimate of the weighted average annual income tax rate expected to apply for the full financial period.

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), Iglo Group could in future periods experience adjustments to these accruals.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

g) Capital contribution

As a pre-requisite to the sale and prior to May 31, 2015, Birds Eye Iglo Limited Partnership Inc (the “Permira Partnership”) completed a debt for equity swap of €253.2 million of the outstanding 11% subordinated unsecured Loan Notes’ principal and accrued interest.

5.	Exceptional items

Exceptional items are made up as follows:

	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Adjustment to carrying value of intangible assets(1)	—	55.0	—	55.0
Cost related to long-term management incentive plans(2)	4.0	2.8	7.1	22.9
Cisterna fire net costs(3)	—	0.6	—	1.3
Net investigation of strategic opportunities and other costs(4)	3.2	1.5	3.2	1.3
Other restructuring costs(5)	0.5	—	1.1	—
Costs related to transactions(6)	—	3.8	—	3.8

Total exceptional items	7.7	63.7	11.4	84.3

(1)	A fair value exercise has been performed as part of the sale of the Iglo Group to Nomad Foods Limited on June 1, 2015. While this exercise has not indicated that the overall value of the business is impaired, it has indicated that the recoverable amount of the Italian intangible assets are lower than the values previously carried in the Iglo Group’s accounts. The Iglo Group has therefore adjusted the carrying values, and an impairment charge of €55.0 million was recognized in the two and five months ended May 31, 2015.
(2)	For the two and five months ended May 31, 2015 the Group incurred charges of €2.8 million and €22.9 million, respectively, (three and six months June 30, 2014: €4.0 million and €7.1 million) related to long-term management incentive schemes.

On June 1, 2015 the Iglo Group was sold to Nomad Foods Limited. The completion of the sale was a triggering event under the cash settled schemes. The charge of €19.7 million represents an acceleration of the charge to align the cumulative charges recognized to the amount that was paid in June 2015. In addition, as a result of the terms of the sale, vesting of the equity settled share based payment scheme was accelerated. The non cash charge of €3.2 million reflects the vesting of non-forfeited interests in this scheme. There were no associated exercises made in relation to the scheme due to the fact that market performance conditions were not met.

(3)	For the two and five months ended May 31, 2015 the Iglo Group incurred charges of €0.6 million and €1.3 million, respectively, for ongoing incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded inventory for sale in Italy. The Iglo Group has insurance policies in place covering the stock, property and loss of earnings for which claims are currently in process. The proceeds of these claims cannot be recognized until the recoverable amount is judged to be virtually certain.
(4)	For the two and five months ended May 31, 2015 the Iglo Group incurred charges of €1.5 million and €1.3 million, respectively, (three and six months June 30, 2014: €3.2 million) in relation to the ongoing strategic review of the Group’s operations.
(5)	Restructuring expenses primarily relate to the restructuring in Germany in 2014.
(6)	For the two and five months ended May 31, 2015 the Iglo Group incurred a charge of €3.8 million in relation to acquisition and sale transactions.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

6.	Finance income and costs

	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Interest income	2.9	1.6	3.4	2.0

Finance income	2.9	1.6	3.4	2.0

Capitalized interest	(33.1)	(23.7)	(64.2)	(60.2)
Cash pay interest expense	(27.9)	(15.4)	(52.4)	(35.4)
Interest on defined benefit pension plan obligation	(0.6)	(0.1)	(1.2)	(0.7)
Amortization of borrowing costs	(3.2)	(0.4)	(6.5)	(0.9)
Net foreign exchange arising on retranslation of financial assets and liabilities	(8.6)	(8.4)	(9.7)	(20.5)
Finance costs incurred in amendment of debt	(3.4)	—	(3.4)	—

Finance costs	(76.8)	(48.0)	(137.4)	(117.7)

Net finance costs	(73.9)	(46.4)	(134.0)	(115.7)

7.	Taxation

Income tax expense for the periods presented above is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial period.

The Iglo Group operates in many different jurisdictions and, in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), we could in future periods experience adjustments to this provision.

Management believes that the Iglo Group’s position on all open matters including those in current discussion with local tax authorities is robust and that the Iglo Group is appropriately provided.

Through the enactment of the Finance Act 2013 the standard rate of corporation tax in the UK changed to 21% with effect from April 1, 2014, and reduced by a further 1% to 20% from April 1, 2015. These rates are reflected in these unaudited condensed consolidated interim financial statements. A further reduction of corporation tax in the UK to 19% from April 1, 2017 and 18% from April 1, 2020 has been announced but has not yet been substantively enacted. As such, this change has not been reflected in this financial information.

8.	Contingent liabilities

The Iglo Group is currently in discussions with the tax authorities in one of its markets regarding the treatment of the 2006 acquisition of the Iglo Group. Under the original Sale and Purchase Agreement the Iglo Group has an indemnity in respect of this tax issue.

9.	Segment reporting

The Chief Operating Decision Maker (‘CODM’) has been determined to be the Executive Committee as they are primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

The Iglo Group’s operations are primarily organized into brands (Birds Eye-the UK & Ireland, Iglo-Continental Europe; Findus-Italy) with each brand headed by a managing director. Other business units, comprising factories, private label and corporate overheads, make up the rest of the Iglo Group’s operations included in the information presented to the CODM. The primary organization and management of business activities into brands has been used to identify and determine the Iglo Group’s operating segments as reported to the CODM.

The CODM uses revenue and earnings before taxation, depreciation, amortization, exceptional items and net financing costs (“Adjusted EBITDA”) as the key measure of the segments’ results. Revenue is presented to the CODM using budgeted currency exchange rates as shown below. Adjusted EBITDA is presented to the CODM at actual exchange rates.

	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Segment external revenue
Birds Eye (at budgeted currency)	142.6	95.8	278.1	225.0
Iglo	121.0	79.4	265.9	222.5
Findus Italy	95.7	56.5	216.9	169.7
Other	8.2	5.2	17.5	13.3

Total segment revenue	367.5	236.9	778.4	630.5
Foreign exchange impact of Birds Eye revenue	(8.0)	5.9	(17.2)	9.8

Total external revenue	359.5	242.8	761.2	640.3

Birds Eye (at actual currency)*	134.6	101.7	260.9	234.8

*	Birds Eye’s results have been translated by using a management budget rate of €1.30 to £1.

The CODM is not provided with information about inter-segment revenues.

	Note	3 months ended June 30, 2014 €m	2 months ended May 31, 2015 €m	6 months ended June 30, 2014 €m	5 months ended May 31, 2015 €m
Segment Adjusted EBITDA
Birds Eye		33.1	25.4	63.0	58.0
Iglo		21.1	15.5	49.8	50.6
Findus Italy		23.8	12.3	50.7	42.8
Other		(7.3)	(11.0)	(18.9)	(26.0)

Total segment Adjusted EBITDA		70.7	42.2	144.6	125.4

Exceptional items	5	(7.7)	(63.7)	(11.4)	(84.3)
Depreciation		(6.1)	(5.0)	(12.0)	(11.3)
Amortization		(1.2)	(0.5)	(2.4)	(1.2)

Operating profit/(loss)		55.7	(27.0)	118.8	28.6
Net financing costs		(73.9)	(46.4)	(134.0)	(115.7)

Loss before tax		(18.2)	(73.4)	(15.2)	(87.1)

No information on segment assets or liabilities is presented to the CODM.

Iglo Foods Holdings Limited — Notes to the Unaudited Condensed Consolidated Interim Financial Information

Products information

Management considers the products it sells belong to one category, being frozen foods.

10.	Post balance sheet events

On June 1, 2015 the entire issued share capital of Iglo was acquired by Nomad Foods Limited (the “Transaction”). The ultimate controlling party prior to the Transaction was the Permira Partnership, a partnership registered in Guernsey.

On June 1, 2015, as part of Nomad Foods Limited’s acquisition of the Iglo Group, the Iglo Group completed an amendment and restatement to the terms of its Senior Facilities Agreement. As part of this amendment and restatement, the Iglo Group prepaid approximately €490 million of gross debt utilizing a combination of cash from existing resources and a portion of consideration from Nomad Foods Limited which was on-lent and contributed down to Iglo Foods Midco Limited. This amendment is expected to deliver lower interest costs due to the reduction in both gross debt and interest rates.

Company registered no: 556006-4361

Independent Auditors’ Report

To the members of the Board of Findus Sverige AB

We have audited the accompanying consolidated carve-out financial statements of Findus Sverige AB and its subsidiaries, which comprise the consolidated carve-out statement of financial position as of 30 September 2014, 2013, 2012 and 31 December 2011 and the related consolidated carve-out statements of income, comprehensive income, cash flows, and changes in net parent investment for each of the years ended 30 September 2014 and 2013 and for the nine-month period ended 30 September 2012.

Management’s Responsibility for the Consolidated Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated carve-out financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated carve-out financial statements referred to above present fairly, in all material respects, the financial position of Findus Sverige AB and its subsidiaries at 30 September 2014, 2013, 2012 and 31 December 2011, and the consolidated carve-out results of their operations and their cash flows for the years ended 30 September 2014 and 2013 and for the nine-month period ended 30 September 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Hull, United Kingdom

8 September 2015

Findus Sverige AB

Consolidated Carve-out Income Statements

for the periods ended September 30, 2012, 2013 and 2014

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
Revenue		406.8	558.8	519.6
Cost of sales	6	(311.1)	(427.5)	(399.3)

Gross profit		95.7	131.3	120.3
Impairment	6,12	(146.1)	(2.0)	(3.4)
Other operating expenses	6	(76.0)	(99.6)	(80.7)

Operating (loss) / profit		(126.4)	29.7	36.2

Finance income	9	9.4	9.7	7.7
Finance costs	9	(8.7)	(14.5)	(25.0)

Net financing income / (cost)		0.7	(4.8)	(17.3)

(Loss) / profit before taxation		(125.7)	24.9	18.9

Taxation	10	(8.1)	(7.9)	(4.0)

(Loss) / profit for the period		(133.8)	17.0	14.9

Attributable to:

Owners of the Parent Company		(133.8)	17.0	14.9

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Comprehensive Income

for the periods ended September 30, 2012, 2013 and 2014

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
(Loss) / profit for the period		(133.8)	17.0	14.9

Other comprehensive income/(loss):
Actuarial gains / (losses) on defined benefit pension plans	19	4.2	2.9	(5.5)
Taxation (expense) / credit on remeasurement of defined benefit pension plans	10	(1.1)	(0.8)	1.2

Items not reclassified to profit or loss		3.1	2.1	(4.3)

Currency translation differences		(3.7)	(10.1)	(22.5)

Items that may be subsequently reclassified to profit or loss		(3.7)	(10.1)	(22.5)

Other comprehensive loss for the period, net of tax		(0.6)	(8.0)	(26.8)

Total comprehensive (loss) / income for the period		(134.4)	9.0	(11.9)

Attributable to:

Owners of the Parent Company		(134.4)	9.0	(11.9)

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Changes in Net Parent Investment for the periods ended September 30, 2012, 2013 and 2014

Total £m
Balance at December 31, 2011	506.3

Loss for the period	(133.8)
Other comprehensive income for the period	3.1
Translation differences	(3.7)

Total comprehensive loss for the period	(134.4)
Net transfers to Parent	(20.3)

Balance at September 30, 2012	351.6

Profit for the period	17.0
Other comprehensive income for the period	2.1
Translation differences	(10.1)

Total comprehensive income for the period	9.0
Net transfers from Parent	11.6

Balance at September 30, 2013	372.2

Profit for the period	14.9
Other comprehensive loss for the period	(4.3)
Translation differences	(22.5)

Total comprehensive loss for the period	(11.9)
Net transfers to Parent	(14.1)

Balance at September 30, 2014	346.2

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Financial Position

as of December 31, 2011, September 30, 2012, 2013 and 2014

		December 31,	September 30,
	Note	2011 £m	2012 £m	2013 £m	2014 £m
Non-current assets
Intangible assets	12	512.8	362.1	357.7	328.7
Property, plant and equipment	11	75.7	79.0	85.3	79.5
Deferred tax assets	13	15.0	13.9	12.6	11.9
Receivable from Related Party	26	22.7	19.1	—	—

Total non-current assets		626.2	474.1	455.6	420.1

Current assets
Inventories	14	80.7	91.2	83.1	68.3
Trade and other receivables	15	89.1	91.3	87.0	84.9
Income tax receivable		1.9	3.2	4.6	4.0
Cash and cash equivalents	16	183.7	173.7	114.8	131.8

Total current assets		355.4	359.4	289.5	289.0

Total assets		981.6	833.5	745.1	709.1

Non-current liabilities
Loans and borrowings	17	42.4	3.0	18.6	18.0
Employee benefits	19	56.5	52.9	50.9	49.1
Deferred tax liabilities	13	2.9	3.1	2.9	5.6
Provisions	20	0.6	0.6	0.7	0.7

Total non-current liabilities		102.4	59.6	73.1	73.4

Current liabilities
Trade and other payables	18	156.2	137.2	148.4	137.9
Payable to Related Party	26	211.1	263.2	147.4	146.9
Income tax payable		4.9	1.7	2.1	3.0
Loans and borrowings	17	0.1	19.5	0.4	0.5
Provisions	20	0.6	0.7	1.5	1.2

Total current liabilities		372.9	422.3	299.8	289.5

Total liabilities		475.3	481.9	372.9	362.9

Net assets		506.3	351.6	372.2	346.2

Net Parent Investment
Net Parent Investment		506.3	351.6	372.2	346.2

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Cash Flows

for the periods ended September 30, 2012, 2013 and 2014

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
Cash flows from operating activities
Cash generated from operations	21	2.2	59.4	44.5
Income tax paid		(10.7)	(1.4)	(0.4)

Net cash (used in) / generated from operating activities		(8.5)	58.0	44.1

Cash flows from investing activities
Purchase of property, plant and equipment	11	(11.7)	(18.2)	(15.3)
Purchase of intangible assets	12	—	—	(4.3)

Net cash used in investing activities		(11.7)	(18.2)	(19.6)

Cash flows from financing activities
Repayment of senior debt		(19.1)	(18.8)	—
Bond proceeds		—	16.8	—
Proceeds from loans from Related Parties		67.1	75.6	37.2
Repayment of loan from Related Parties		—	(10.2)	(21.6)
Dividends paid		—	(62.0)	—
Other group transactions		(33.2)	(94.0)	(8.3)
Interest paid		(4.2)	(2.3)	(4.9)

Net cash from / (used in) financing activities		10.6	(94.9)	2.4

Net (decrease) / increase in cash and cash equivalents		(9.6)	(55.1)	26.9

Cash and cash equivalents at beginning of period	16	183.7	173.7	114.8
Exchange rate losses on cash and cash equivalents		(0.4)	(3.8)	(9.9)

Cash and cash equivalents at end of period	16	173.7	114.8	131.8

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements

1.	Company information

Lion/Gem Luxembourg 3 S.a.r.l (the “ParentCo”) is a Luxembourg company incorporated under the laws of Luxembourg having its registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg. ParentCo and its subsidiaries (the “Findus Group”) are active in the food manufacturing industry. ParentCo is the parent company of Findus in the Nordics, Young’s Seafood Limited in the UK (the “UK business”) and Findus in Southern Europe. A wholly-owned subsidiary of ParentCo, Findus Sverige AB (“FSAB”) is a Swedish company incorporated under the laws of Sweden having its registered office at Billesholmsvägen 4, 267 81 Bjuv, Sweden. FSAB and its subsidiaries (the “Overseas Group” or “FSAB Group”) are the leading frozen food business in Sweden, Norway and Finland in the Nordic region, and a leading frozen food business in France with activities also in Spain and Belgium.

The ultimate controlling entity of the Overseas Group is Marlin 1 Limited.

In 2012, the Findus Group changed its financial year end from December 31, to September 30, and presented consolidated annual accounts for the nine months to September 30, 2012. Consequently, the amounts presented in these consolidated carve-out financial statements are not entirely comparable.

Nomad Foods Limited (“Nomad” or the “Buyer”) is the holding company for the Iglo Group (“Iglo”), a leading frozen food producer in Europe with operations in 10 countries and a specific focus on markets in the United Kingdom, Germany and Italy. On August 13, 2015, Nomad announced that it entered into an option agreement to acquire the FSAB Group for £500 million from Lion Gem Sweden 1 AB, the parent company of FSAB. The deal is structured to be a legal entity purchase of FSAB, giving it control over all the assets, liabilities, Intellectual Property (“IP”), operations and employees within the Overseas Group. The Findus Group excluding the Overseas Group business is referred to below as the “Residual Findus Group”.

2.	Accounting policies and basis of preparation

Basis of presentation

The consolidated carve-out financial statements were approved for issue by the Chief Financial Officer of the Findus Group, who has authority on behalf of the Board of Directors of FSAB, on August 28, 2015.

These consolidated carve-out financial statements have been prepared on a standalone basis and are derived from ParentCo’s consolidated financial statements and accounting records. The consolidated carve-out financial statements reflect the Overseas Group’s financial position, results of operations, changes in net parent investment and cash flows in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”), collectively “IFRS”. The Overseas Group’s consolidated carve-out financial statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Overseas Group been a separate entity or the future results of the Overseas Group as it will exist upon completion of the transaction.

The consolidated carve-out financial statements of the Overseas Group include expenses which were recharged from the Residual Findus Group under management services agreements for certain functions, including general corporate expenses related to corporate strategy, procurement, group finance, Information Technology (“IT”), Human Resources (“HR”), legal and supply chain. These recharges have been made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount, revenue or a measure of Earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA). In 2014, £4.4 million

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

(2013: £2.9 million; 2012: £2.5 million) have been recharged to the Overseas Group and presented within ‘Other operating expenses’. Management believes the expense allocation methodology and results are reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future.

The Overseas Group generates brand royalty fees from transactions with the Residual Findus Group, as disclosed in Note 26.

All intercompany transactions and accounts within the Overseas Group have been eliminated in these consolidated carve-out financial statements. Transactions between the Overseas Group and the Residual Findus Group have not been eliminated in these consolidated carve-out financial statements. Transactions that have taken place with the Residual Findus Group are regarded as transactions with related parties and as such have been disclosed in accordance with IAS 24, ‘Related Party Disclosures’, in Note 26.

These consolidated carve-out financial statements include an income tax calculation on a stand-alone basis as if the business was completely separate from the Findus Group and was filing separate income tax returns at the Overseas Group level.

The Residual Findus Group has a central treasury department which enters into derivative contracts as instructed by the various Overseas Group operating companies to manage their foreign exchange risks relating to their raw materials acquisitions. These derivative contracts, as requested by the local operating companies, are often bundled together to manage the foreign exchange risks across the entire group. As the contracts are bundled and entered into centrally, the Overseas Group does not have the ability to specifically identify those derivative contracts that are or are not directly attributable to the Overseas Group. As a result the Overseas Group’s consolidated carve-out financial statements do not include the derivative assets/liabilities or gains/losses resulting from those contracts.

As these consolidated carve-out financial statements have been prepared on a consolidated carve-out basis, it is not meaningful to show share capital or provide an analysis of reserves. Therefore, amounts which effectively reflect the carrying value of investments of the Residual Findus Group in the consolidated Overseas Group are disclosed as “Net parent investment”. The amounts reflected in Net transfer to/from parent in the consolidated carve-out statement of changes in net parent investment refer to net (loss)/income and other comprehensive (loss)/income for the period for the Overseas Group in addition to transactions between the ParentCo and the Overseas Group. In addition, as the financial statements are presented on a carve-out basis, earnings per share as required by IAS 33, ‘Earnings per Share’, have not been presented.

The Overseas Group’s transition date to IFRS and its interpretations as issued by the IASB is January 1, 2012. The principles and requirements for first time adoption of IFRS are set out in IFRS 1, ‘First-time adoption of IFRS’. An explanation of how the transition to IFRS has affected the reported consolidated carve-out financial statements of the Overseas Group is provided in Note 3.

The accounting policies set out below have, unless otherwise stated, been applied consistently.

IFRSs applicable to the consolidated carve-out financial statements of the Overseas Group for the year ended September 30, 2014, have been applied.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The following accounting standards are effective for accounting periods beginning after October 1, 2013 and have not yet been adopted by the Overseas Group:

i)	IFRS 9 ‘Financial Instruments’. The standard addresses the classification, measurement and recognition of financial assets and liabilities. The standard is effective for accounting periods beginning on or after January 1, 2018 and earlier adoption is permitted. The Overseas Group has yet to assess the full impact of IFRS 9.

ii)	IFRS 15 ‘Revenue from Contracts with Customers’. The standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for accounting periods beginning on or after January 1, 2018 and earlier adoption is permitted. The Overseas Group is currently assessing the impact of IFRS 15.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Overseas Group.

Judgements made by management in the application of these accounting policies that have a significant effect on the consolidated carve-out financial statements, and key sources of estimation uncertainty which have a significant risk of causing a material adjustment in the next year, are discussed in Note 4.

a)	Measurement convention

The consolidated carve-out financial statements are prepared on a going concern basis and on the historical cost basis.

b)	Consolidation method

The full consolidation method is applied to all consolidated entities. Under this method, all the assets, liabilities, revenues, expenses and cash flows of the consolidated entities are included in the consolidated carve-out financial statements after the appropriate adjustments and eliminations of inter-group transactions.

Subsidiaries are all entities (including structured entities) over which the Overseas Group has control. The Overseas Group controls an entity when the Overseas Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Overseas Group. They are deconsolidated from the date that control ceases.

The Overseas Group uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Overseas Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition related costs are expensed as incurred.

c)	Foreign currency

The functional currency of FSAB is the Swedish Krona (SEK). The consolidated carve-out financial statements are presented in Sterling (GBP), which is the Overseas Group’s presentation currency. Items included in the financial statements of each of the Overseas Group’s entities are measured using the

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

currency of the primary economic environment in which each entity operates (‘the functional currency’). All financial statements have been rounded to the nearest £0.1 million.

i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at the financial period end. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates prevailing at the dates the fair value was determined.

ii)	Assets and liabilities of foreign operations

For the purposes of presenting the consolidated carve-out financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial period end date.

The principal period end exchange rates against sterling used in these consolidated carve-out financial statements are as follows:

	2011	2012	2013	2014
Swedish Krona (SEK)	10.6508	10.5695	10.3580	11.7584
Norwegian Krone (NOK)	9.2850	9.2328	9.7191	10.4406
Euro (EUR)	1.1936	1.2535	1.1974	1.2861

The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates the foreign exchange rates ruling at the dates of the transactions.

Foreign exchange gains and losses that relate to the process described above are presented in other comprehensive income.

iii)	Net investment in foreign operations

Exchange differences arising from the translation of foreign operations are taken directly to net parent investment. They are released into the income statement upon disposal of the related foreign operation.

d)	Property, plant and equipment

i)	Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

ii)	Leased assets

Leases in which the Overseas Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Where land and buildings are held under finance leases, the accounting treatment of the land is considered separately from that of the buildings. Leased assets acquired by way of finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

All other leases are classified as operating leases.

iii)	Depreciation

Depreciation is charged to the income statement on a straight line basis over the shorter of the lease term (if applicable) and the estimated useful lives of each part of an item of property, plant and equipment once the item is brought into use. Land is not depreciated. The estimated useful lives are as follows:

•	Buildings: 10 to 50 years

•	Plant and machinery 3 to 15 years

The asset’s residual values and useful lives are reviewed on an annual basis.

e)	Goodwill

Goodwill represents amounts arising on the acquisition of subsidiaries and associates. Goodwill is the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous interest in the acquiree over the fair value of the net identifiable assets acquired. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary group acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

Goodwill is stated at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity disposed of.

Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

f)	Other intangible assets

Intangible assets acquired separately are recorded at cost and those acquired as part of a business combination are recorded at fair value as at the date of acquisition.

i)	Brands

Based on the market position of the Findus brand, the significant levels of investment in advertising and promoting the brand and the fact that it has been established for over 50 years, the Findus brand is considered to have an indefinite useful life. Therefore this brand is not amortised but instead held at historical cost and tested annually for impairment.

The other acquired brands (in Spain and Belgium) are capitalised and amortised on a straight-line basis over their useful economic life of 7 to 10 years.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

ii)	Development costs

The Overseas Group research and development projects mainly relate to new product development. Research costs are expensed as incurred. Development costs are expensed as incurred except those recognised as intangible assets when the following can be demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use the intangible asset or to sell it;

•	The probability for the intangible asset to generate future economic benefits for the Overseas Group;

•	The availability of adequate technical and financial resources to complete the development and to use or sell the intangible asset; and

•	The reliable measurement of the expenditure attributable to the intangible asset during its development.

These development costs are amortised on a straight-line basis over their projected useful economic life.

g)	Impairment of non-current assets

The carrying amounts of the Overseas Group’s assets are reviewed annually in November, using the period-end carrying value of assets, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated and compared to its carrying amount. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement in the period in which they arise.

For goodwill and assets that have an indefinite useful life an impairment review is performed at least annually or more frequently if events or changes in circumstances indicate a potential impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

i)	Calculation of recoverable amount

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows of the business are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

ii)	Allocation of impairment losses

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

inflows from other assets or groups of assets. Cash-generating units correspond to each of the countries included in the Overseas Group.

iii)	Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

h)	Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost is based on the first in, first out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Provision is made for slow moving, obsolete and defective inventories.

i)	Biological assets

Biological assets are measured at fair value less cost to sell. Costs to sell include the incremental selling costs, including auctioneers’ fees, commission paid to brokers and dealers and estimated costs of transport to the market but excludes finance costs and income taxes.

As part of agricultural activity, the Overseas Group mainly produces peas. Pea plantations do not meet the definition of bearer plants under IAS 41, Agriculture (as they do not bear produce for more than one period), and are therefore presented and accounted for as biological assets until the point of harvest. Harvested peas are transferred to Inventories at fair value less costs to sell when harvested. Changes in fair value of peas are recognised in the income statement within cost of sales. Farming costs such as labour costs, planting, weeding, irrigation, fertiliser, and harvesting are capitalised as incurred.

Peas are usually planted in April/May and harvested in August/September. Therefore, peas are presented as part of Inventories rather than Biological assets for the purposes of the annual consolidated carve-out financial statements.

j)	Employee benefits

i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

ii)	Defined benefit plans

The Overseas Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That net obligation is discounted to determine its present value.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of any plan assets.

The calculation is performed by an independent qualified actuary using the projected unit credit method.

The current service cost of the defined benefit plan, recognised in the income statement in staff costs, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year and the benefit changes.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net parent investment in other comprehensive income in the period in which they arise.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the income statement.

Past service costs are immediately recognised in profit and loss.

k)	Provisions

Provisions are recognised when the Overseas Group has a legal or constructive present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

l)	Financial instruments

Financial assets and liabilities are recognised in the Overseas Group’s Statement of Financial Position when those assets and liabilities are directly attributable to the Overseas Group.

i)	Classification, recognition and measurement

The Overseas Group classifies its financial assets in the receivables category. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognised on the trade-date– the date on which the Overseas Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

have expired or have been transferred and the Overseas Group has transferred substantially all risks and rewards of ownership.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Overseas Group’s receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the balance sheet. Receivables are subsequently carried at amortised cost using the effective interest method.

a.	Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method, less any impairment.

Since trade receivables are due within one year, this equates to initial carrying value less any impairment.

Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

Trade receivables are presented net of customer rebate balances.

b.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Overseas Group’s cash management are included as a component of cash and cash equivalents.

The Overseas Group is part of a cash pool (which also includes entities within the Residual Findus Group) where funds are considered on a net basis and grouped together as cash and cash equivalents. The total cash balance is available to be utilised by the Overseas Group and is presented as cash and cash equivalents in the consolidated carve-out statement of financial position.

ii)	Impairment of financial assets

The Overseas Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the Receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Overseas Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated income statement.

iii)	Loans and borrowings

a.	Valuation

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.

Subsequent to initial recognition, interest bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the expected period of the borrowings on a straight line basis.

b.	Capitalisation of transaction costs

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

To the extent there is no evidence that it is probable that some or all of the facility will be drawn down the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

iv)	Trade payables

Trade payables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method. Since trade payables are largely due within one year, this equates to initial carrying value.

m)	Revenue

Revenue comprises sales of goods after deduction of discounts and sales taxes. Sales between companies in the Overseas Group have been appropriately eliminated in the consolidated carve-out financial statements. Discounts given by the Overseas Group include rebates, price reductions and incentives to customers, promotional couponing and trade communication costs. At each financial period end date, any discount incurred but not yet invoiced is estimated and accrued.

Revenue is recognised when the risks and rewards of the underlying products have been transferred to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement, usually being on receipt of goods by the customer.

n)	Interest income

Interest income is recognised in the income statement in the period in which it is earned.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

o)	Expenses

i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received are recognised on a straight line basis in the income statement as an integral part of the total lease expense.

ii)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, constructions or production of a qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

iii)	Exceptional items

The separate reporting of exceptional items which are presented as exceptional within the relevant income statement category, helps provide an indication of the Overseas Group’s underlying business performance. Exceptional items are non-recurring transactions that have been identified by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items may comprise profits or losses on the sale or termination of an operation, restructuring costs, operational restructuring, integration and acquisition costs relating to new acquisitions, investigation of strategic opportunities, costs relating to certain management incentive plans and other significant items that are non-recurring in nature (see Note 7).

iv)	Research and development

Research expenditure is recognised in the income statement in the period incurred. Development costs are expensed as incurred except those recognised as intangible assets, as described under ‘Development costs’ above.

v)	Advertising costs

Advertising costs are recognised in the income statement in the periods incurred.

p)	Taxation

These consolidated carve-out financial statements include an income tax calculation on a stand-alone basis as if the business was completely separate from the Findus Group and was filing separate income tax returns at the Overseas Group level.

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial period end date, and any adjustment to tax payable in respect of previous years.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities recognised for financial reporting purposes and the amounts used for taxation purposes on an undiscounted basis. The following temporary differences are not provided for: the initial recognition of goodwill and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial period end date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

q) Segment reporting

The Chief Operating Decision Maker (‘CODM’) is represented by the “Group executive team”, being composed of the Chief Executive Officer (‘CEO’) and the Chief Financial Officer (‘CFO’) of the Findus Group as they are primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

The Overseas Group’s operations are primarily organised into countries, which have their own executive team including a CEO and a CFO. The primary organisation and management of business activities into countries has been used to identify and determine the Overseas Group’s operating segments as reported to the CODM. For the purpose of the presentation of these financial statements, the identified reportable segments are Sweden, Norway, France, Other and Central/Unallocated. The primary activities included within Other are Spain, Belgium, Finland and Denmark.

The CODM uses Revenue and a measure of Earnings Before exceptional items, Interest, Taxation, Depreciation and Amortisation (“Adjusted EBITDA”) as the key measures of the segments’ results.

The segment reporting information is disclosed in Note 5.

3.	Transition to IFRS

The Overseas Group has historically prepared financial information under Luxembourg GAAP as part of the consolidated financial statements of the Findus Group but never on a stand-alone basis. As a result no reconciliation between Luxembourg GAAP and IFRS is required or presented in these consolidated carve-out financial statements.

These are the Overseas Group’s first consolidated carve-out financial statements prepared in accordance with IFRS as well as the first financial statements presented on a stand-alone basis.

The accounting policies set out in Note 2 have been applied in preparing the consolidated carve-out financial statements for the year ended September 30, 2014, the comparative information presented in these consolidated carve-out financial statements for the year ended September 30, 2013 and the nine months ended September 30, 2012 and in the preparation of an opening IFRS balance sheet at December 31, 2011 (the Overseas Group’s date of transition).

3.1 Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the first-time adoption of IFRS.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

3.1.1 IFRS 1 exemption options

3.1.1.1. Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Overseas Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

3.1.1.2. Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21, ‘The effects of changes in foreign exchange rates’, from the date a subsidiary or equity method investee was formed or acquired. The Overseas Group elected to reset all cumulative translation gains and losses to zero in the opening net parent investment at the date of transition to IFRS.

3.1.1.3 Fair value measurement of financial assets or financial liabilities at initial recognition

IAS 39 ‘Financial Instruments: Recognition and Measurement’ requires entities to measure their ‘day one’ profits on initial recognition of financial instruments based on valuation techniques that only use observable market data or current market transactions in the same instrument. A first-time adopter may apply these requirements prospectively to transactions entered into after financial years beginning on or after date of transition to IFRS. The Overseas Group elected to apply this exemption and therefore will not review any ‘day one’ profits on initial recognition of financial instruments which occurred before the date of transition to IFRS.

3.1.1.4 Leases

IFRIC 4 ‘Determining whether an arrangement contains a lease’ requires arrangements to be examined to determine whether they contain a lease. There is an exemption in IFRS 1 permitting this to be done based on facts and circumstances at the date of transition to IFRS. The Overseas Group elected to apply this exemption and examined contracts to determine whether its contracts contain a lease, based on facts and circumstances at the date of transition to IFRS.

3.1.1.5 Decommissioning liabilities

A decommissioning liability can be measured at the date of transition to IFRS in accordance with IAS 37, ‘Provisions, contingent liabilities and contingent assets’. The first-time adopter then discounts the liability back to when it first arose and adds that amount to the related fixed asset. The asset is depreciated with the appropriate additional amount up to the date of transition to IFRS. The Overseas Group elected to apply this exemption and consequently recognised a decommissioning liability related to the cost of restoring the land on which its factory is built in Boulogne-Sur-Mer (France), see Note 20.

3.1.1.6 Other voluntary exemptions

The remaining voluntary exemptions do not apply to the Overseas Group:

•	Share-based payment (IFRS 2) as there were no share-based payment transactions that vested prior to the date of transition to IFRS.

•	Insurance contracts (IFRS 4), as this is not relevant to the Overseas Group’s operations.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

•	Assets and liabilities of subsidiaries, associates and joint ventures, as only the Overseas Group’s consolidated carve-out financial statements have been prepared in accordance with IFRS.

•	Compound financial instruments, because the Overseas Group does not have these types of financial instruments as at the date of transition to IFRS.

•	Financial assets or intangible assets accounted for under IFRIC 12, ‘Service concession arrangements’, as the Overseas Group has not entered into agreements within the scope of IFRIC 12.

•	Borrowing costs (IAS 23), as there were no qualifying assets as at the date of transition to IFRS.

•	Extinguishing financial liabilities with equity instruments and transfers of assets from customers, as they were not applicable to the Overseas Group.

3.1.2 IFRS 1 mandatory exceptions

Set out below is the applicable mandatory exception in IFRS 1 applied in the preparation of the first IFRS consolidated carve-out financial statements of the Overseas Group.

3.1.2.1 Exception for estimates

IFRS estimates as at December 31, 2011 are consistent with the estimates as at the same date made in conformity with Luxembourg GAAP.

3.1.2.2 Other mandatory exceptions

The other mandatory exceptions of IFRS 1 have not been applied as these are not relevant to the Overseas Group:

•	Hedge accounting;

•	Classification of financial assets and liabilities;

•	Derecognition of financial assets and financial liabilities; and

•	Non-controlling interests.

4.	Accounting estimates

The key sources of estimation uncertainty at the financial period end date are discussed below:

a) Discounts

Discounts given by the Overseas Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each financial period end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued.

b) Carrying value of goodwill and intangible assets with indefinite useful life

Determining whether goodwill and intangible assets with indefinite useful life are impaired requires an estimation of the value in use of the intangible assets with indefinite useful life and of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from each intangible asset with indefinite useful life and cash generating unit and a suitable discount rate in order to calculate present value. Details of impairment reviews are provided in Note 12.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

c) Employee benefit obligation

A significant number of estimates are required to calculate the fair value of the defined benefit plan obligation at the financial period end.

Note 19 contain details of these assumptions, and the calculation is performed by qualified actuaries.

d) Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgements. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Overseas Group could in future periods experience adjustments to these accruals.

5.	Segment reporting

Description of segments and principal activities

The Overseas Group products consist of frozen fish and seafood and ready-to-eat-meals (“RTEM”) in the consumer retail market. In Norway, Sweden and Finland the main market is the frozen food consumer retail market (excluding the ice cream market). In France and Spain, the markets are the frozen food and value-added vegetable consumer market.

The Overseas Group’s executive team examines the group’s performance from a geographic perspective and has identified three reportable segments of its business:

•	Sweden: Frozen fish and seafood, vegetables and RTEM, as well as the growing and sale of peas.

•	Norway: Frozen fish and seafood, vegetables and RTEM, as well as the growing and sale of peas and other vegetables.

•	France: Frozen fish and seafood and value added vegetable products.

All other operating segments (Finland, Denmark, Spain and Belgium) are not reportable segments, as they do not meet the quantitative thresholds to be reported separately. The results of these operations are included in the ‘Other’ line item. The Overseas Group’s executive team primarily uses Revenue and a measure of Earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA, see below) to assess the performance of the operating segments.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments when the impairment is the result of an isolated, non-recurring event.

Interest income and finance cost are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of the Findus Group as a whole.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Segment Adjusted EBITDA

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
Sweden		18.5	24.3	21.7
Norway		13.2	19.2	17.4
France		6.2	14.5	14.2
Other		0.3	1.1	3.7
Central / Unallocated		(1.4)	(1.5)	(1.7)

Total segment Adjusted EBITDA		36.8	57.6	55.3

Exceptional Items	7	(8.6)	(12.7)	(4.0)
Depreciation of property, plant and equipment	11	(7.6)	(12.0)	(10.5)
Amortisation / Impairment of intangible assets	12	(147.0)	(3.2)	(4.6)

Operating (loss) / profit		(126.4)	29.7	36.2
Net financing income / (costs)	9	0.7	(4.8)	(17.3)

(Loss) / profit before tax		(125.7)	24.9	18.9

Segment revenue

For the 9 months ended September 30, 2012	Total segment revenue £m	Inter-segment revenue £m	Total segment external revenue £m
Sweden	187.5	(30.9)	156.6
Norway	105.9	(0.4)	105.5
France	92.7	(10.0)	82.7
Other	75.9	(13.9)	62.0

Total segment revenue	462.0	(55.2)	406.8

For the year ended September 30, 2013	Total segment revenue £m	Inter-segment revenue £m	Total segment external revenue £m
Sweden	261.3	(36.8)	224.5
Norway	144.0	(0.3)	143.7
France	126.4	(14.0)	112.4
Other	82.6	(4.4)	78.2

Total segment revenue	614.3	(55.5)	558.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

For the year ended September 30, 2014	Total segment revenue £m	Inter-segment revenue £m	Total segment external revenue £m
Sweden	238.0	(32.6)	205.4
Norway	123.8	(0.3)	123.5
France	126.1	(12.0)	114.1
Other	77.0	(0.4)	76.6

Total segment revenue	564.9	(45.3)	519.6

The CODM is not provided with information about inter-segment revenues. No information on segment assets or liabilities is presented to the CODM.

Product information

Management considers the products it sells to belong primarily to the frozen foods product group.

Geographical information

External revenue is analysed below by geographical destination

	9 month period ended September 30,	Year ended September 30,
	2012 £m	2013 £m	2014 £m
Sweden	149.9	191.5	182.4
Norway	115.2	122.5	128.3
France	87.1	124.3	118.8
Spain	30.4	39.1	37.0
Finland	12.8	49.3	34.9
Italy	9.2	25.4	17.9
Other	2.2	6.7	0.3

Total revenue by geography	406.8	558.8	519.6

Revenues of approximately £132.2 million (2013: £146.3 million; 2012: £111.9 million) are derived from two external customers. These revenues are attributable to the Sweden and Norway operating segments.

Non-current assets by geography

	December 31,	September 30,
	2011 £m	2012 £m	2013 £m	2014 £m
Sweden	326.7	187.3	167.9	150.9
Norway	172.3	173.6	166.2	153.2
France	94.7	89.1	96.2	93.3
Other	32.5	24.1	25.3	22.7

Total non-current assets by geography	626.2	474.1	455.6	420.1

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

6.	Expenses

Operating (loss) / profit is stated after charging/(crediting):

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
Staff costs	8	65.2	91.3	88.6
Changes in inventories of finished goods and work in progress		0.6	(0.4)	4.4
Raw material and consumables used		240.8	335.3	298.0
Depreciation of property, plant and equipment	11	7.6	12.0	10.5
Selling, general and administrative expenses		16.9	21.0	20.6
Impairment of intangible assets	12	146.1	2.0	3.4
Amortisation of intangible assets	12	0.9	1.2	1.2
Transportation expenses		8.2	11.5	13.3
Advertising costs		17.0	22.6	19.8
Operating lease payments		10.5	15.1	13.7
Research & development		1.1	2.9	3.1
Exceptional items	7	8.6	12.7	4.0
Other operating income		(0.1)	—	(0.4)
Other expenses		9.8	1.9	3.2

Net expenses		533.2	529.1	483.4

7.	Exceptional items

Exceptional items are made up as follows:

	9 month period ended September 30,	Year ended September 30,
	2012 £m	2013 £m	2014 £m
Refinancing	0.8	—	—
Manufacturing rationalisation	—	5.6	1.6
Restructuring costs	7.8	7.1	2.4

Total exceptional items	8.6	12.7	4.0

In the nine-month period to September 30, 2012, Exceptional items mainly involved the restructuring of operations in Sweden and exited operations in the Czech Republic, Slovakia and Hungary, all with their associated costs and write-offs. The Overseas Group also incurred refinancing costs in relation with the Findus Group restructuring discussed in Note 17.

In the year to September 30, 2013, Exceptional items involved continued restructuring of operations in Sweden, as well as Norway, France and Spain. In addition, the Overseas Group suffered the costs of a product recall and associated costs related to a product mis-labelling issue involving horsemeat, which impacted the whole industry. The Overseas Group also ceased production in their Thailand factory and bore the costs of closing the factory.

In the year to September 30, 2014, the Overseas Group incurred non-recurring costs relating to manufacturing rationalisation, restructuring of operations in Sweden and the costs of other business restructuring.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

8.	Staff numbers and costs

The average number of persons employed by the Overseas Group (including Directors) during the periods covered by these consolidated carve-out financial statements, analysed by category, was as follows:

	9 month period ended September 30,	Year ended September 30,
	2012 No. of employees	2013 No. of employees	2014 No. of employees
Production	1,244	1,004	975
Administration, distribution & sales	668	615	598

Total average number of employees	1,912	1,619	1,573

The aggregate staff costs of these persons were as follows:

	9 month period ended September 30,	Year ended September 30,
	2012 £m	2013 £m	2014 £m
Wages and salaries	45.5	66.1	64.2
Social security costs	16.1	22.1	21.5
Other pension costs	3.6	3.1	2.9

Total staff costs	65.2	91.3	88.6

Contributions payable in respect of defined contribution pension schemes and recognised as an expense in 2014 in the table above were £2.0 million (2013: £1.5 million; 2012: £2.3 million).

9.	Finance income and costs

		9 month period ended September 30,	Year ended September 30,
	Note	2012 £m	2013 £m	2014 £m
Other interest income		5.0	9.7	7.7
Foreign exchange gains		4.4	—	—

Finance income		9.4	9.7	7.7

Interest payable on bank loans, borrowings and overdrafts		(7.0)	(5.0)	(12.4)
Pension finance expense	19	(1.5)	(2.0)	(1.8)
Foreign exchange losses		—	(7.2)	(10.6)
Unwinding of discount		(0.2)	(0.3)	(0.2)

Finance costs		(8.7)	(14.5)	(25.0)

Net finance income / (costs)		0.7	(4.8)	(17.3)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

10.	Taxation

	9 month period ended September 30,	Year ended September 30,
	2012 £m	2013 £m	2014 £m
Current tax expense / (income)
Current tax on profits for the year	8.9	8.4	2.3
Adjustments in respect of prior years	(0.9)	(0.3)	0.2

	8.0	8.1	2.5
Deferred tax expense / (income)
Origination and reversal of temporary differences	0.1	(0.2)	1.5

Total tax expense	8.1	7.9	4.0

Reconciliation of effective tax rate:

	9 month period ended September 30,	Year ended September 30,
	2012 £m	2013 £m	2014 £m
(Loss) / profit before taxation	(125.7)	24.9	18.9
Tax (credit) / charge at the standard Overseas Group corporation tax rate 22.0% (2013: 26.3%; 2012: 26.3%)	(33.0)	6.5	4.2

Difference in tax rates related to overseas jurisdictions	(0.3)	—	0.3
Impairment of intangible assets	38.4	0.5	0.7
Unrecognised tax assets	6.8	1.7	(0.1)
Change in applicable tax rates	—	1.9	—
Other income and expenses not taxable or not deductible	(2.9)	(1.8)	(0.8)
Prior year adjustment	(0.9)	(0.9)	(0.3)

Total tax expense	8.1	7.9	4.0

The applicable tax rate for the Overseas Group for the current period (which is the applicable tax rate of FSAB) is lower than the prior periods due to changes in the Swedish corporation tax rate which decreased from 26.3% to 22.0% for fiscal periods beginning on or after January 1, 2013.

The weighted average effective tax rate in 2014 is 21% (2013: 32%; 2012: (6)%).

In 2013, the higher effective tax rate is mainly caused by the remeasurement of the deferred tax balances due to the change in the applicable tax rate in Sweden. In 2012, the higher effective tax rate is principally caused by the impairment of intangible assets.

The Overseas Group operates in many different jurisdictions and, in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for uncertain tax position require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgements.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Management believes that the Overseas Group’s position on all open matters where a tax benefit has been booked (including those in current discussion with local tax authorities) is defensible and the probability of an adverse outcome is considered unlikely.

The tax (charge)/credit relating to components of other comprehensive income is as follows:

For the 9 month period ended September 30, 2012	Before tax £m	Tax (charge) £m	After tax £m
Remeasurements of post-employment benefit liabilities	4.2	(1.1)	3.1
Currency translation differences	(3.7)	—	(3.7)

Other comprehensive income / (loss)	0.5	(1.1)	(0.6)

For the year ended September 30, 2013	Before tax £m	Tax (charge) £m	After tax £m
Remeasurements of post-employment benefit liabilities	2.9	(0.8)	2.1
Currency translation differences	(10.1)	—	(10.1)

Other comprehensive (loss) / income	(7.2)	(0.8)	(8.0)

For the year ended September 30, 2014	Before tax £m	Tax credit £m	After tax £m
Remeasurements of post-employment benefit liabilities	(5.5)	1.2	(4.3)
Currency translation differences	(22.5)	—	(22.5)

Other comprehensive (loss) / income	(28.0)	1.2	(26.8)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

11.	Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Total £m
Cost
Balance at December 31, 2011	23.7	82.3	106.0

Additions	0.7	11.0	11.7
Disposals	(0.5)	(2.8)	(3.3)
Effect of movements in foreign exchange	(0.1)	0.4	0.3

Balance at September 30, 2012	23.8	90.9	114.7

Additions	—	18.2	18.2
Disposals	—	(4.4)	(4.4)
Effect of movements in foreign exchange	0.7	2.5	3.2

Balance at September 30, 2013	24.5	107.2	131.7

Additions	0.4	14.9	15.3
Disposals	(2.0)	(4.6)	(6.6)
Effect of movements in foreign exchange	(2.2)	(11.0)	(13.2)

Balance at September 30, 2014	20.7	106.5	127.2

Accumulated depreciation and impairment
Balance at December 31, 2011	(5.2)	(25.1)	(30.3)

Depreciation charge for the period	(0.5)	(7.1)	(7.6)
Disposals	0.3	2.3	2.6
Effect of movements in foreign exchange	—	(0.4)	(0.4)

Balance at September 30, 2012	(5.4)	(30.3)	(35.7)

Depreciation charge for the year	(1.3)	(10.7)	(12.0)
Disposals	—	4.3	4.3
Effect of movements in foreign exchange	(0.4)	(2.6)	(3.0)

Balance at September 30, 2013	(7.1)	(39.3)	(46.4)

Depreciation charge for the year	(1.2)	(9.3)	(10.5)
Disposals	1.0	3.9	4.9
Effect of movements in foreign exchange	0.7	3.6	4.3

Balance at September 30, 2014	(6.6)	(41.1)	(47.7)

Net book value December 31, 2011	18.5	57.2	75.7

Net book value September 30, 2012	18.4	60.6	79.0

Net book value September 30, 2013	17.4	67.9	85.3

Net book value September 30, 2014	14.1	65.4	79.5

The Overseas Group had no capitalised borrowing costs during any period.

Land and buildings and plant and machinery in Sweden and Norway amounting to £47.5 million and £11.1 million respectively (2013: £52.5 million and £13.6 million respectively) are pledged as security for the Senior Secured Notes bond issue of July 2013 in the Findus Group detailed in Note 17.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Leased assets

Plant and machinery includes the following amounts where the Overseas Group is a lessee under a finance lease:

	Year ended December 31, 2011 £m	9 month period ended September 30, 2012 £m	Year ended September 30,
Leasehold equipment			2013 £m	2014 £m
Cost	1.4	3.3	3.3	3.6
Accumulated depreciation	(0.3)	(0.6)	(1.0)	(1.3)

Net book value	1.1	2.7	2.3	2.3

12.	Intangible assets

	Goodwill £m	Brands £m	Development costs £m	Total £m
Cost
Balance at December 31, 2011	720.0	22.1	1.5	743.6

Effect of movements in foreign exchange	(2.8)	(0.7)	—	(3.5)

Balance at September 30, 2012	717.2	21.4	1.5	740.1

Effect of movements in foreign exchange	(2.1)	0.3	—	(1.8)

Balance at September 30, 2013	715.1	21.7	1.5	738.3

Additions	—	1.5	2.8	4.3
Effect of movements in foreign exchange	(64.8)	(0.4)	—	(65.2)

Balance at September 30, 2014	650.3	22.8	4.3	677.4

Accumulated amortisation and impairment
Balance at December 31, 2011	(222.7)	(8.1)	—	(230.8)

Amortisation for the year	—	(0.4)	(0.5)	(0.9)
Impairment	(146.1)	—	—	(146.1)
Effect of movements in foreign exchange	(0.2)	—	—	(0.2)

Balance at September 30, 2012	(369.0)	(8.5)	(0.5)	(378.0)

Amortisation for the year	—	(0.6)	(0.6)	(1.2)
Impairment	—	(2.0)	—	(2.0)
Effect of movements in foreign exchange	0.6	—	—	0.6

Balance at September 30, 2013	(368.4)	(11.1)	(1.1)	(380.6)

Amortisation for the year	—	(0.7)	(0.5)	(1.2)
Impairment	—	(3.4)	—	(3.4)
Effect of movements in foreign exchange	36.4	0.1	—	36.5

Balance at September 30, 2014	(332.0)	(15.1)	(1.6)	(348.7)

Net book value December 31, 2011	497.3	14.0	1.5	512.8

Net book value September 30, 2012	348.2	12.9	1.0	362.1

Net book value September 30, 2013	346.7	10.6	0.4	357.7

Net book value September 30, 2014	318.3	7.7	2.7	328.7

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Certain brands in Sweden amounting to £2.3 million (2013: £5.7 million) are pledged as security for the Senior Secured Notes bond issue of July 2013 in the Findus Group detailed in Note 17.

Amortisation of £1.2 million (2013: £1.2 million; 2012: £0.9 million) is included in ‘Other operating expenses’ in the income statement.

Goodwill has been allocated to cash generating units as follows:

	December 31,	September 30,
	2011 £m	2012 £m	2013 £m	2014 £m
Sweden	222.1	87.5	89.2	78.6
Norway	159.8	160.6	152.6	142.1
France	87.0	79.1	82.9	77.1
Other	28.4	21.0	22.0	20.5

Total	497.3	348.2	346.7	318.3

The Overseas Group’s goodwill has been allocated based on the enterprise value at acquisition of each cash generating unit (“CGU”). As required by IAS 36 ‘Impairment of Assets’, an annual review of the carrying amount of the goodwill and the indefinite life brand is carried out in November of each year (using the period-end carrying values of goodwill and indefinite life brand) to identify whether there is any impairment to these carrying values. This is done by means of comparison of the carrying values to the value in use of each CGU or indefinite life asset. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU or indefinite life asset.

Key assumptions for goodwill

The values for the key assumptions were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

Budgeted cash flows	The calculation of value in use has been based on the cash flows forecast in the 2015 budget and applying assumptions for the subsequent year. These plans have been prepared and approved by management, and incorporate past performance, historical growth rates and projections of developments in key markets. Beyond this, a cash flow growth rate of between 1.5% p.a. and 1.8% p.a. has been assumed for each territory, this being a reasonable estimate of future growth in the territories in which the Overseas Group operates.

Sales	Projected sales are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

EBITDA Margin	Projected margins reflect historical performance and expectations for the future.

Discount rate	A pre-tax discount rate was applied to the cash flows depending on the risk attributed to businesses in each territory.

Long-term growth rate	As required by IAS 36, growth rates for the period after the detailed forecasts are based on reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset. These rates do not reflect the long-term assumptions used by the Overseas Group for investment planning.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

As at September 30, 2014	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	6.8%	8.8%
Long-term growth rate	1.5%	1.8%	1.8%

As at September 30, 2013	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	6.8%	8.8%
Long-term growth rate	1.5%	1.8%	1.8%

As at September 30, 2012	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	7.5%	8.8%
Long-term growth rate	1.5%	1.8%	1.9%

As at December 31, 2011	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.5%	8.0%	8.1%
Long-term growth rate	2.3%	2.1%	1.9%

The carrying amount of goodwill of the other CGUs of the Overseas Group is not significant in comparison to the total carrying amount of goodwill.

No impairment of goodwill has been recorded in 2014 and 2013 as the recoverable amount calculated based on value in use exceeded carrying value for each of the CGUs.

In 2012, as a result of an impairment review, the impairment charge of £136.1 million of the goodwill in Sweden (included in the Sweden reportable segment) reflected a significant decline in trading performance against the previous business plan. The carrying value of the CGU (long-term assets and working capital) was brought down to its value in use of £145 million. As part of the same impairment test, an additional goodwill impairment charge of £10.0 million has been recognised in France and Finland (included in the France and Other reportable segments, respectively), reflecting significant decline in trading performance against the previous business plans.

Sensitivity to changes in assumptions for goodwill

In Sweden, there is headroom of £130 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 3% decrease in gross margin, with all other assumptions held constant, or a 20% decrease in sales, with all other assumptions held constant, did not identify any impairment. Similarly, zero growth after the initial two year period, with all other assumptions held constant or a 2% increase in discount rate, did not identify any impairment.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

In Norway, there is headroom of £93 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 3% decrease in gross margin, with all other assumptions held constant, or a 20% decrease in sales, with all other assumptions held constant, did not identify any impairment. Similarly, zero growth after the initial two year period, with all other assumptions held constant or a 2% increase in discount rate, did not identify any impairment.

In France, there is headroom of £39 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 3% decrease in gross margin, with all other assumptions held constant, or a 20% decrease in sales, with all other assumptions held constant, did not identify any impairment. Similarly, zero growth after the initial two year period, with all other assumptions held constant or a 2% increase in discount rate, did not identify any impairment.

Key assumptions for the Findus brand

The parameters used for the determination of recoverable amount of the Findus brand are set forth below:

As at September 30, 2014	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	7.1%
Long-term growth rate	0%

As at September 30, 2013	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	7.1%
Long-term growth rate	0%

As at September 30, 2012	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	7.4%
Long-term growth rate	0%

As at December 31, 2011	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	10.3%
Long-term growth rate	1.9%

In 2014, the impairment charge of £3.4 million (2013: £2.0 million) of the Findus brand (included in the Sweden reportable segment) reflected a significant decline in expected sales against the previous business plan. The carrying value of the brand was brought down to its value in use of £2.3 million (2013: £5.7 million).

No impairment of the Findus brand has been recorded in 2012.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Sensitivity to changes in assumptions for the Findus Brand

For the year ended September 30, 2014, the value in use calculation for the Findus Brand showed no headroom, and therefore applying an increase of 0.5% to the discount rate would identify a further impairment of £0.3 million.

13.	Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As of December 31, 2011			As of September 30, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	—	(0.8)	(0.8)	—	(1.0)	(1.0)
Intangible assets	—	(0.8)	(0.8)	—	(0.8)	(0.8)
Employee benefits	15.0	—	15.0	13.9	—	13.9
Other	—	(1.3)	(1.3)	—	(1.3)	(1.3)

Tax assets/(liabilities)	15.0	(2.9)	12.1	13.9	(3.1)	10.8

	As of September 30, 2013			As of September 30, 2014
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	—	(0.9)	(0.9)	—	(2.5)	(2.5)
Intangible assets	—	(0.8)	(0.8)	—	(0.8)	(0.8)
Employee benefits	12.6	—	12.6	11.9	—	11.9
Other	—	(1.2)	(1.2)	—	(2.3)	(2.3)

Tax assets/(liabilities)	12.6	(2.9)	9.7	11.9	(5.6)	6.3

No deferred tax assets are recognised for tax loss carry-forwards as the probability of the realisation of any related tax benefit through future taxable profits is not yet considered probable. The losses arise as a result of both trading and non-trading losses in the Overseas Group entities. Deferred tax assets that the Overseas Group has not recognised in the financial statements, comprised of tax loss carry-forwards, amount to £7.7 million (2013: £7.5 million; 2012: £6.1 million).

The aggregate deferred tax relating to items that have been charged directly to net parent investment is £1.3 million (2013: £1.0 million; 2012: £1.2 million charge).

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Movements in deferred tax during the periods were as follows:

For the 9 month period ended September 30, 2012	Opening balance December 31, 2011 £m	Movement in foreign exchange on opening balance £m	Recognised in income statement £m	Recognised in net parent investment £m	September 30, 2012 £m
Property, plant and equipment	(0.8)	—	(0.2)	—	(1.0)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	15.0	—	0.1	(1.2)	13.9
Other	(1.3)	—	—	—	(1.3)

Deferred tax	12.1	—	(0.1)	(1.2)	10.8

For the year ended September 30, 2013	Opening balance October 1, 2012 £m	Movement in foreign exchange on opening balance £m	Recognised in income statement £m	Recognised in net parent investment £m	September 30, 2013 £m
Property, plant and equipment	(1.0)	(0.3)	0.4	—	(0.9)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	13.9	—	(0.3)	(1.0)	12.6
Other	(1.3)	—	0.1	—	(1.2)

Deferred tax	10.8	(0.3)	0.2	(1.0)	9.7

For the year ended September 30, 2014	Opening balance October 1, 2013 £m	Movement in foreign exchange on opening balance £m	Recognised in income statement £m	Recognised in net parent investment £m	September 30, 2014 £m
Property, plant and equipment	(0.9)	(0.6)	(1.0)	—	(2.5)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	12.6	—	(0.6)	(0.1)	11.9
Other	(1.2)	—	0.1	(1.2)	(2.3)

Deferred tax	9.7	(0.6)	(1.5)	(1.3)	6.3

14.	Inventories

	As of December 31, 2011 £m	As of September 30,
		2012 £m	2013 £m	2014 £m
Raw materials and consumables	15.8	21.3	22.5	14.2
Work in progress	22.0	27.7	22.9	21.2
Finished goods and goods for resale	42.9	42.2	37.7	32.9

Total inventories	80.7	91.2	83.1	68.3

During the year, £0.8 million (2013: £0.7 million; 2012: £1.1 million) was charged to the income statement for the write down of inventories.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

During the year, £281.8 million (2013: £313.1 million; 2012: £233.6 million) of inventories was recognised as an expense within cost of goods sold.

15.	Trade and other receivables

	As of December 31,	As of September 30,
	2011	2012	2013	2014
	£m	£m	£m	£m
Trade receivables	76.7	79.8	77.2	74.9
Less: provision for impairment of trade receivables	(0.2)	(0.3)	(0.2)	(0.1)

Trade receivables—net	76.5	79.5	77.0	74.8

Prepayments and accrued income	3.1	2.5	2.0	2.9
Amounts due from related parties	1.3	1.0	1.5	0.1
Other receivables	8.2	8.3	6.5	7.1

Total trade and other receivables	89.1	91.3	87.0	84.9

Trade receivables, prepayments and other receivables are expected to be recovered in less than 12 months.

The ageing of trade receivables is detailed below:

	Gross	Impaired	Net
As at December 31, 2011	£m	£m	£m
Not past due	73.3	—	73.3
Past due less than 1 month	2.5	—	2.5
Past due 1 to 3 months	0.2	—	0.2
Past due 3 to 6 months	0.1	—	0.1
Past due more than 6 months	0.6	(0.2)	0.4

Sub-total	76.7	(0.2)	76.5

Total trade receivables			76.5

	Gross	Impaired	Net
As at September 30, 2012	£m	£m	£m
Not past due	74.9	—	74.9
Past due less than 1 month	3.2	—	3.2
Past due 1 to 3 months	0.1	—	0.1
Past due 3 to 6 months	0.4	—	0.4
Past due more than 6 months	1.2	(0.3)	0.9

Sub-total	79.8	(0.3)	79.5

Total trade receivables			79.5

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

	Gross	Impaired	Net
As at September 30, 2013	£m	£m	£m
Not past due	75.2	—	75.2
Past due less than 1 month	1.6	—	1.6
Past due 1 to 3 months	0.2	—	0.2
Past due 3 to 6 months	0.1	(0.1)	0.0
Past due more than 6 months	0.1	(0.1)	0.0

Sub-total	77.2	(0.2)	77.0

Total trade receivables			77.0

	Gross	Impaired	Net
As at September 30, 2014	£m	£m	£m
Not past due	70.7	—	70.7
Past due less than 1 month	3.6	—	3.6
Past due 1 to 3 months	0.2	—	0.2
Past due 3 to 6 months	0.1	—	0.1
Past due more than 6 months	0.3	(0.1)	0.2

Sub-total	74.9	(0.1)	74.8

Total trade receivables			74.8

As of September 30, 2014, trade receivables of £0.1 million (2013: £0.2 million; 2012: £0.3 million) were impaired. These impaired receivables were fully provided for in each period. The impaired receivables mainly relate to circumstances where a balance was disputed or where a debtor was experiencing financial difficulties. All impaired trade receivables have been provided to the extent that they are believed not to be recoverable.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable, which approximates its carrying value. The Overseas Group does not hold any collateral as security.

16.	Cash and cash equivalents

Cash and cash equivalents are comprised as follows:

	As of December 31,	As of September 30,
	2011	2012	2013	2014
	£m	£m	£m	£m
Cash balances and call deposits	183.7	167.7	97.3	100.8
Short-term bank deposits	—	6.0	17.5	31.0

Cash and cash equivalents	183.7	173.7	114.8	131.8

The Overseas Group is part of a cash pool (which also includes entities within the Residual Findus Group) where funds are considered on a net basis and grouped together as cash and cash equivalents.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

17.	Loans and borrowings

The loans and borrowings due by the Overseas Group are as follows:

	As of December 31, 2011 £m	As of September 30,
		2012 £m	2013 £m	2014 £m

Current liabilities
Bank loans—Senior Secured	—	19.6	—	—
Finance leases	0.1	0.4	0.4	0.5
Less deferred borrowing costs to be amortised in 2-5 years	—	(0.5)	—	—

Total due in less than one year	0.1	19.5	0.4	0.5

Non-current liabilities
Bank loans—Senior Secured	42.2	—	—	—
Loans due to Related Parties—back to back with bond issue	—	—	16.1	15.8
Finance leases	1.2	3.0	2.5	2.2
Less deferred borrowing costs to be amortised in 2-5 years	(1.0)	—	—	—

Total due after more than one year	42.4	3.0	18.6	18.0

Total borrowings	42.5	22.5	19.0	18.5

A more detailed analysis of the repayment profile of the loans and borrowings is included in Note 22.

The Senior Secured bank loans in the Overseas Group in 2011 and 2012 were part of the original financing at the time of the last change of private equity ownership in 2008. The loans were secured by pledges of assets and shares in certain of the companies of the Findus Group and carried interest at rates between 5% and 6%. These loans were initially reduced as part of a Findus Group restructuring in September 2012, and finally paid off by a loan from a Related Party following the bond issue of Senior Secured Notes in the Residual Findus Group in July 2013.

The “Loans due to Related Parties—back to back with bond issue” were made out of the proceeds of the bond issue in the Residual Findus Group in July 2013. The loans were made in GBP and SEK, have a repayment date of July 2018 and carry interest at rates of 9.5% and 9.125%.

Finance leases comprise leases of equipment for substantially the whole of their useful lives. The leases are on typical arms-length commercial terms with interest rates based on base rates plus a margin.

The Overseas Group participates in the super senior Revolving Credit Facility of the Findus Group, although there are no fixed allocations of the facility between the Overseas Group and the Residual Findus Group. This can be utilised by way of loans, letters of credit or other ancillary facilities. The facility is secured on a senior basis by the same assets as the Senior Secured Notes of the Findus Group, and the assets of certain operating entities within the Overseas Group are included in the guarantee group, see Note 27. At September 30, 2014, the total revolving credit facilities amounted to £60 million, of which £11 million was utilised, including the utilisation of £10 million in respect of guarantees and letters of credit issued.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

18.	Trade and other payables

	As of December 31, 2011 £m	As of September 30,
		2012 £m	2013 £m	2014 £m

Trade payables	93.4	78.7	75.2	74.1
Amounts due to related parties	2.6	2.5	2.5	0.8
Accruals	33.7	33.0	48.4	47.7
Social security and other taxes	10.5	7.4	7.3	6.3
Other payables	16.0	15.6	15.0	9.0

Total trade and other payables	156.2	137.2	148.4	137.9

19.	Defined benefit plans

The Overseas Group operates defined benefit pension plans in Sweden, Norway and France as well as various defined contribution plans. The defined benefit pension plans are partially funded in Norway and unfunded in Sweden and France as is the norm in these countries.

	As of December 31, 2011 £m	As of September 30,
		2012 £m	2013 £m	2014 £m

Net defined benefit obligation—Sweden	45.9	47.0	45.3	46.7
Net defined benefit obligation—Norway	8.7	4.1	3.5	0.3
Net defined benefit obligation—France	1.9	1.8	2.1	2.1

Total net defined benefit obligation	56.5	52.9	50.9	49.1

The present value of the defined benefit obligation in Norway has decreased during the periods presented as the Overseas Group offered employees in Norway the opportunity to receive a settlement, which has been taken up by the majority of employees.

The amount included in the Statement of Financial Position arising from the Overseas Group’s obligations in respect of its defined benefit retirement plans is as follows:

	As of December 31, 2011 £m	As of September 30,
		2012 £m	2013 £m	2014 £m

Present value of unfunded defined benefit obligations	48.9	49.5	47.9	49.1
Present value of funded defined benefit obligations	23.5	19.6	12.2	0.8

Subtotal present value of defined benefit obligations	72.4	69.1	60.1	49.9

Fair value of plan assets	(15.9)	(16.2)	(9.2)	(0.8)

Recognised liability for defined benefit obligations	56.5	52.9	50.9	49.1

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Movements in recognised liability for net defined benefit obligations are as follows:

	9 month period ended September 30, 2012 £m	Year ended September 30,
		2013 £m	2014 £m

Opening balance	(56.5)	(52.9)	(50.9)
Foreign exchange (losses) / gains	(0.4)	(0.7)	6.1
Current service cost	(1.3)	(1.6)	(0.9)
Interest cost	(1.5)	(2.0)	(1.8)
Actuarial gains / (losses)	4.2	2.9	(5.5)
Contributions by employer	1.2	1.2	0.1
Benefit payments	1.4	1.9	1.7
Curtailment gain	—	0.3	2.1

As at September 30,	(52.9)	(50.9)	(49.1)

Recognised liability for defined benefit obligations	(52.9)	(50.9)	(49.1)

Movements in present value of defined benefit obligations are as follows:

	9 month period ended September 30, 2012 £m	Year ended September 30,
		2013 £m	2014 £m

Opening balance	(72.4)	(69.1)	(60.1)
Foreign exchange (losses) / gains	(0.2)	(0.2)	6.0
Current service cost	(1.3)	(1.6)	(0.9)
Interest cost	(1.7)	(2.3)	(1.9)
Actuarial gains / (losses)	4.7	4.3	(5.9)
Benefit payments	1.8	2.5	1.8
Curtailment gain	—	0.3	2.1
Settlements	—	6.0	9.0

As at September 30,	(69.1)	(60.1)	(49.9)

Movements in fair value of plan assets of defined benefit retirement plans are as follows:

	9 month period ended September 30, 2012 £m	Year ended September 30,
		2013 £m	2014 £m

Opening balance	15.9	16.2	9.2
Foreign exchange (losses) / gains	(0.2)	(0.5)	0.1
Return on assets	0.2	0.3	0.1
Actuarial (losses) / gains	(0.5)	(1.4)	0.4
Contributions by employer	1.2	1.2	0.1
Benefit payments	(0.4)	(0.6)	(0.1)
Settlements	—	(6.0)	(9.0)

As at September 30,	16.2	9.2	0.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Expenses recognised in respect of the defined benefit plan in the income statement are as follows:

	9 month period ended September 30, 2012 £m	Year ended September 30,
		2013 £m	2014 £m

Current service cost	(1.3)	(1.6)	(0.9)
Settlement and curtailments	—	0.3	2.1
Interest on defined benefit pension plan obligation	(1.5)	(2.0)	(1.8)

Total	(2.8)	(3.3)	(0.6)

Current service cost is disclosed in cost of sales and interest on net defined benefit obligation is disclosed in net financing costs.

Amounts recognised in the consolidated carve-out statement of comprehensive income are as follows:

	9 month period ended September 30, 2012 £m	Year ended September 30,
		2013 £m	2014 £m

Actuarial gains/(losses) on defined benefit obligation	4.7	4.3	(5.9)
Actuarial (losses)/gains on plan assets	(0.5)	(1.4)	0.4

Total	4.2	2.9	(5.5)

The fair value of plan assets, all at quoted prices excluding property, are as follows:

	Year ended December 31, 2011 £m	9 month period ended September 30, 2012 £m	Year ended September 30,
			2013 £m	2014 £m

Equities	2.4	2.2	0.8	—
Bonds	8.9	10.0	6.6	—
Property	2.8	2.4	1.0	—
Other	1.8	1.6	0.8	0.8

Total	15.9	16.2	9.2	0.8

Principal actuarial assumptions for the Sweden and Norway schemes were as follows:

As at December 31, 2011	Sweden	Norway
Discount rate	3.6%	4.0%
Inflation rate	2.5%	2.2%
Rate of increase in salaries	3.0%	3.3%
Rate of increase for pensions in payment	3.0%	2.0%

As at September 30, 2012	Sweden	Norway
Discount rate	3.6%	2.2%
Inflation rate	2.5%	2.2%
Rate of increase in salaries	3.0%	3.3%
Rate of increase for pensions in payment	3.0%	2.0%

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As at September 30, 2013	Sweden	Norway
Discount rate	4.0%	3.3%
Inflation rate	2.0%	2.2%
Rate of increase in salaries	3.0%	3.8%
Rate of increase for pensions in payment	3.0%	2.0%

As at September 30, 2014	Sweden	Norway
Discount rate	3.3%	2.7%
Inflation rate	2.0%	2.2%
Rate of increase in salaries	3.0%	3.3%
Rate of increase for pensions in payment	3.0%	2.0%

In valuing the liabilities of the pension fund at September 30, 2014, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial period end date are based on actuarial advice in accordance with published statistics and experience in each territory and include an allowance for future improvements in longevity.

These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

As at December 31, 2011	Sweden	Norway
Retiring at the end of the year:
• Male	20.7	20.7
• Female	23.9	23.9

Retiring 20 years after the end of the year:
• Male	21.7	23.0
• Female	23.6	26.3

As at September 30, 2012	Sweden	Norway
Retiring at the end of the year:
• Male	20.7	20.7
• Female	23.9	23.9

Retiring 20 years after the end of the year:
• Male	21.7	23.0
• Female	23.6	26.3

As at September 30, 2013	Sweden	Norway
Retiring at the end of the year:
• Male	20.7	20.7
• Female	23.9	23.9

Retiring 20 years after the end of the year:
• Male	21.7	23.0
• Female	23.6	26.3

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As at September 30, 2014	Sweden	Norway
Retiring at the end of the year:
• Male	20.7	20.7
• Female	23.9	23.9

Retiring 20 years after the end of the year:
• Male	21.7	23.0
• Female	23.6	26.3

Defined benefit obligation—sensitivity analysis

The effect of a 0.5% movement in the interest rates of the following variables gives rise to the following percentage movements of the defined benefit obligation as at September 30, 2014 as follows:

Variables	Change in the assumptions %	Increase in assumptions %	Decrease in assumptions %
Discount rate	0.5	(7.9)	9.0
Salary increase	0.5	2.4	(2.0)
Inflation	0.5	7.5	(6.7)

Expected contributions and unfunded benefit payments to defined benefit pension plans for the year ending September 30, 2015 are £1.6 million.

20.	Provisions

	Restructuring £m	Asset Retirement Obligation £m	Other £m	Total £m
Balance at December 31, 2011	0.3	0.6	0.3	1.2
Charged/(credited) to the income statement:
•Additional provisions	0.5	—	0.1	0.6
•Unwinding of discount	—	—	—	—
Utilisation of provision	(0.4)	—	(0.1)	(0.5)

Balance at September 30, 2012	0.4	0.6	0.3	1.3

Charged/(credited) to the income statement:
•Additional provisions	1.2	—	0.1	1.3
•Unwinding of discount	—	0.1	—	0.1
Utilisation of provision	(0.5)	—	(0.1)	(0.6)
Exchange differences	—	—	0.1	0.1

Balance at September 30, 2013	1.1	0.7	0.4	2.2

Charged/(credited) to the income statement:
•Additional provisions	0.6	—	0.2	0.8
•Unwinding of discount	—	—	—	—
Utilisation of provision	(1.1)	—	—	(1.1)

Balance at September 30, 2014	0.6	0.7	0.6	1.9

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Analysis of total provisions:

	December 31, 2011 £m	September 30, 2012 £m	2013 £m	September 30, 2014 £m
Current	0.6	0.7	1.5	1.2
Non-current	0.6	0.6	0.7	0.7

Total	1.2	1.3	2.2	1.9

Restructuring

The Overseas Group provides for future restructuring costs for people who are leaving the business and where compromise agreements have been finalised. Normally the future cash payments are phased.

Asset Retirement Obligation

The Overseas Group has an obligation to restore the land on which the French manufacturing facility is situated upon expiration of the lease in 2023.

Other

The Other provision includes claims brought against the Overseas Group by employees and various risks and claims brought against the Overseas Group by its customers in respect of products supplied.

21.	Cash flows from operating activities

	Note	9 month period ended September 30,	Year ended September 30,
		2012 £m	2013 £m	2014 £m
Cash flows from operating activities
(Loss) / profit for the year		(133.8)	17.0	14.9
Adjustments for:
Depreciation of property, plant and equipment	11	7.6	12.0	10.5
Impairment of intangible assets	12	146.1	2.0	3.4
Amortisation of intangible assets	12	0.9	1.2	1.2
Loss on disposal of property, plant and equipment	11	0.7	0.1	1.7
Finance (income) / costs	9	(0.7)	4.8	17.3
Taxation expense	10	8.1	7.9	4.0

Operating cash flow before changes in working capital and provisions		28.9	45.0	53.0

(Increase) / decrease in inventories	14	(10.5)	8.1	14.8
(Increase) / decrease in trade and other receivables	15	(2.2)	4.3	2.1
(Decrease) / increase in trade and other payables	18	(19.0)	11.2	(10.5)
Increase / (decrease) in employee benefits and other provisions		(2.4)	(2.2)	(2.1)
Foreign exchange losses / (gains) on operating activities		7.4	(7.0)	(12.8)

Cash generated from operations		2.2	59.4	44.5

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

22.	Financial risk management

a)	Overall risk management policy

The Overseas Group’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

The Overseas Group’s overall risk management programme focuses on minimising potential adverse effects on the Overseas Group’s financial performance. As explained in Note 2, the Residual Findus Group has a central treasury department which enters into derivative contracts as instructed by the various Overseas Group operating companies to manage their currency risks.

Risk management is led by senior management and is mainly carried out by a central treasury department of the Findus Group which identifies, evaluates and hedges financial risks in close cooperation with the Overseas Group’s operating units.

The Findus Group’s principal objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide return for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Overseas Group’s capital management policy is considered to be the same as the Findus Group’s. For the Findus Group, capital is monitored on the basis of net debt and equity.

b)	Market risk (including currency risk and interest rate risk)

In managing market risks, the Overseas Group aims to minimise the impact of short term fluctuations on the Overseas Group’s earnings. Over the longer term, however, permanent changes in foreign exchange rates and interest rates will have an impact on consolidated carve-out earnings.

Currency risk	Foreign currency risk on financial assets and liabilities in currencies other than functional currency
Description	The Overseas Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD, GBP and EUR. Within the Overseas Group foreign exchange risk arises from assets and liabilities held in currencies which are not the functional currency of the particular entity.

Mitigation & Impact on Statement of Financial Position / Net Parent Investment / Income Statement	The Overseas Group does not actively manage this foreign currency risk.

Sensitivity analysis	A 5% movement in foreign exchange rates across all currencies simultaneously in the same direction would have a 0.11% impact on Net Assets.

The entities within the Overseas Group hold the following balances in currencies that are not their functional currency:

	September 30, 2014
	EUR £m	USD £m	GBP £m
Trade receivables	2.9	0.2	—
Bank loans	—	—	(10.1)

Total	2.9	0.2	(10.1)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Currency risk	Foreign currency risk on purchases
Description	A large portion of the Overseas Group’s purchases of materials are made in USD and EUR. Whilst the Overseas Group has a strong record of recovering the impact of cost increases through a combination of increased selling prices and cost reductions, there is a risk of a delay in restoring margins on a timely basis.

Mitigation & Impact on Statement of Financial Position / Net Parent Investment / Income Statement	A portion of the purchases in EUR are hedged by the EUR cash generated in the Overseas Group. Forward currency purchase contracts are placed in the market by Findus Treasury Limited, at the instruction of the companies of the Overseas Group. The ultimate proceeds from the contracts are passed by Findus Treasury Limited to the Overseas Group Companies when they mature.

Sensitivity analysis	A 5% movement in foreign exchange rates across all currencies simultaneously would have a £5.4 million impact on Cost of Sales in the absence of forward cover.

Interest rate risk
Description	The Overseas Group is exposed to interest rate risk through its Related Party and 3rd party debt.

Mitigation & Impact on Net Parent Investment / Income Statement	The Overseas Group does not actively manage its interest rate exposure. In September 2012 and July 2013 the Overseas Group repaid the Senior facilities. The Related Party debt and back to back bond debt are at a fixed rate of interest, and consequently no longer exposed to interest rate risk.

Sensitivity analysis	Not applicable as the Overseas Group does not have floating rate loans or borrowings.

c)	Credit risk

Description	Of the Overseas Group revenue, 75.1% is made to retail customers. In all markets, there is a significant concentration of the retail grocery market and the retail customers have significant power.

Mitigation & Impact on Net Parent Investment / Income Statement	The Overseas Group does not actively manage its customer credit risk except by exercising typical credit control and vetting procedures.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

d)	Liquidity risk

Description	The Overseas Group liquidity risk exposure arises from its inability to meet its commitments as they fall due. The majority of the Overseas Group commitments relates to Related Party debt, which does not have any covenants.

Mitigation	The Overseas Group ensures that it has sufficient cash and available funding through regular cash flow forecasting. The Overseas Group also has access to the £60 million Super Senior Revolving Credit Facility that is available to the Findus Group as a whole, which is undrawn but at 30 September 2014 was utilised to the extent of £11 million to support trade credit insurance and supplier credit lines.

Maturity analysis

The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Overseas Group could be required to pay the liability:

As of December 31, 2011	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	Over 5 years £m	Total £m
Borrowings—principal	—	42.2	—	—	—	—	42.2
Borrowings—interest	1.2	0.8	—	—	—	—	2.0
Finance leases	0.5	0.5	0.3	—	—	—	1.3
Trade payables	93.4	—	—	—	—	—	93.4

Total	95.1	43.5	0.3	—	—	—	138.9

As of September 30, 2012	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	Over 5 years £m	Total £m
Borrowings—principal	19.6	—	—	—	—	—	19.6
Borrowings—interest	0.8	—	—	—	—	—	0.8
Finance leases	0.5	0.5	0.5	0.5	0.5	0.9	3.4
Trade payables	78.7	—	—	—	—	—	78.7

Total	99.6	0.5	0.5	0.5	0.5	0.9	102.5

As of September 30, 2013	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Over 5 years £m	Total £m
Borrowings—principal	—	—	—	—	15.8	—	15.8
Borrowings—interest	1.6	1.6	1.6	1.6	1.6	—	8.0
Finance leases	0.5	0.5	0.5	0.5	0.5	0.4	2.9
Trade payables	75.2	—	—	—	—	—	75.2

Total	77.3	2.1	2.1	2.1	17.9	0.4	101.9

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As of September 30, 2014	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Over 5 years £m	Total £m
Borrowings—principal	—	—	—	15.4	—	—	15.4
Borrowings—interest	1.6	1.6	1.6	1.6	—	—	6.4
Finance leases	0.5	0.5	0.5	0.5	0.5	0.2	2.7
Trade payable s	74.1	—	—	—	—	—	74.1

Total	76.2	2.1	2.1	17.5	0.5	0.2	98.6

Maturity information on Payable to Related Party is discussed in Note 26.

23.	Financial instruments

a)	Categories of financial instruments

As of December 31, 2011	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	76.5	—	76.5
Receivable from Related Party	22.7	—	22.7
Cash and cash equivalents	183.7	—	183.7
Liabilities as per balance sheet
Trade payables	—	(93.4)	(93.4)
Payable to Related Party	—	(211.1)	(211.1)
Loans and borrowings	—	(42.5)	(42.5)

Total	282.9	(347.0)	(64.1)

As of September 30, 2012	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	79.5	—	79.5
Receivable from Related Party	19.1	—	19.1
Cash and cash equivalents	173.7	—	173.7
Liabilities as per balance sheet
Trade payables	—	(78.7)	(78.7)
Payable to Related Party	—	(263.2)	(263.2)
Loans and borrowings	—	(22.5)	(22.5)

Total	272.3	(364.4)	(92.1)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As of September 30, 2013	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	77.0	—	77.0
Cash and cash equivalents	114.8	—	114.8
Liabilities as per balance sheet
Trade payables	—	(75.2)	(75.2)
Payable to Related Party	—	(147.4)	(147.4)
Loans and borrowings	—	(19.0)	(19.0)

Total	191.8	(241.6)	(49.8)

As of September 30, 2014	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	74.8	—	74.8
Cash and cash equivalents	131.8	—	131.8
Liabilities as per balance sheet
Trade payables	—	(74.1)	(74.1)
Payable to Related Party	—	(146.9)	(146.9)
Loans and borrowings	—	(18.5)	(18.5)

Total	206.6	(239.5)	(32.9)

b)	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates.

Trade receivables

The substantial majority of customers of the Overseas Group are large, well-established food retailers for whom there is a longstanding relationship with the Overseas Group. The history of impairment of trade receivables is low with the period end impairment amounting to 0.02% of total revenue (2013: 0.04%; 2012: 0.07%).

Cash at bank and short-term bank deposits

	Year ended December 31,	9 month period ended September 30,	Year ended September 30,
	2011 £m	2012 £m	2013 £m	2014 £m
Cash at bank and short-term bank deposits
AA -	150.3	149.7	92.4	110.7
A	33.4	24.0	22.4	21.1

Total cash & cash equivalents	183.7	173.7	114.8	131.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

c)	Fair values

The following summarises the methods and assumptions of estimating the fair values of financial instruments held by the Overseas Group.

•	Trade and other payables/receivables

The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term, and settled in cash.

•	Cash and cash equivalents/overdrafts

The carrying value of cash is deemed to equal fair value.

•	Interest bearing loans and liabilities

	Fair value
	As of December 31,	As of September 30,
	2011	2012	2013	2014
	£m	£m	£m	£m
Bank loan	43.0	20.4	—	—
Senior Secured Notes	—	—	16.1	15.8

Total interest bearing loans	43.0	20.4	16.1	15.8

	Carrying value
	As of December 31,	As of September 30,
	2011	2012	2013	2014
	£m	£m	£m	£m
Bank loan	43.0	20.4	—	—
Senior Secured Notes	—	—	16.1	15.8

Total interest bearing loans	43.0	20.4	16.1	15.8

24.	Operating leases

Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	2012	2013	2014
	£m	£m	£m
Less than one year	4.9	4.7	4.3
Between one and five years	11.1	10.8	10.5
More than five years	6.8	5.3	4.2

Total	22.8	20.8	19.0

Non-cancellable operating leases mainly relate to equipment, motor vehicles and land and buildings.

25.	Capital commitments

The Overseas Group has no capital commitments at September 30, 2014 (2013: Nil; 2012: £0.8 million).

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

26.	Related parties

The Findus Group has historically been controlled by an investor group including Lion Capital LLP, Highbridge Capital and Sankaty Mezzanine Capital LLC.

Related party transactions

The Overseas Group may sell or buy goods and enter into other transactions with the Residual Findus Group in the normal course of business. The main transactions between the Overseas Group and the Residual Findus Group for the years ended September 30, 2014 and 2013 and 9 months ended September 30, 2012 are as follows:

	September 30, 2012	September 30, 2013	September 30, 2014
	£m	£m	£m
Revenue	—	—	—
Brand royalty fees	0.6	0.3	0.2

Income	0.6	0.3	0.2

Cost of sales	(3.7)	(6.3)	(5.1)
Corporate cost allocations	(2.5)	(2.9)	(4.4)

Expenses	(6.2)	(9.2)	(9.5)

Finance income / (costs)	2.2	2.6	(3.2)

Related party trade accounts payable and receivable

Related party trade accounts payable and receivable are governed by agreements between the Overseas group and Residual Findus Group, charge interest where relevant and require settlement. These balances have been included in the trade accounts payable and receivable line items in the consolidated carve-out statement of financial position.

	Accounts payable	Accounts receivable
	£m	£m
Balance at December 31, 2011	2.6	1.3
Balance at September 30, 2012	2.5	1.0
Balance at September 30, 2013	2.5	1.5
Balance at September 30, 2014	0.8	0.1

The Findus Group debt guarantee

Certain companies within the Overseas Group are acting as guarantors of the Senior Secured Notes 2018 issued by Findus Loanco Sarl, a subsidiary in the Residual Findus Group. These companies include FSAB and those of its subsidiaries that are indicated in Note 27 to these accounts. The security given by the guarantor companies includes security interests in or over the following:

(i)	all issued capital stock of each of the guarantors other than Findus Espana SLU;

(ii)	fixed and floating charges over bank accounts of the guarantors incorporated or having accounts in France and Sweden;

(iii)	inventory, machinery and plant, real estate and trade receivables (factoring) of Findus Norge AS;

(iv)	intellectual property rights and trademarks granted by the guarantors incorporated in Sweden;

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

(v)	real property of the Guarantors incorporated in Sweden;

(vi)	business mortgage certificates issued by Frionor Sverige AB; and business mortgage certificates issued by Findus Sverige AB (in the case of Findus Sverige AB, such security interest in the business mortgage certificate is second-priority);

(vii)	certain intra-group loans to the guarantors incorporated in Sweden.

In addition, the Revolving Credit Facility of the Findus Group in which the Overseas Group participates (see Note 17) is secured by security interests in certain assets of Findus Espana, SLU including its accounts receivables and bank accounts and by a promissory mortgage over the IP rights and trademarks (subject to financial assistance limitations) owned by Findus Espana, SLU.

Key management compensation

Key management for the Overseas Group includes members of the board of directors of FSAB, the Group CEO and CFO of Findus Group, and the CEOs of the businesses in Sweden (and in 2012 and 2013 also Nordic Region), Norway and France/Southern Europe Region. The compensation paid or payable to key management for employee services is shown below.

	9 month period ended September 30,	Year ended September 30,
	2012	2013	2014
	£m	£m	£m
Salaries and other short-term employee benefits	1.2	1.7	2.7
Termination benefits	—	0.9	0.1
Contributions to money purchase pension plans	—	—	0.2

Total key management compensation	1.2	2.6	3.0

Receivable from Related Party

	December 31, 2011	September 30, 2012	September 30, 2013	September 30, 2014
	£m	£m	£m	£m
Receivable from Related Party	22.7	19.1	—	—

The Receivable due from a Related Party comprised a balance due from Lion Gem Luxembourg 3 S.a.r.l, the ParentCo, arising for historical funding of mezzanine debt interest by FSAB. This loan was partially repaid as part of the refinancing by Findus Group in the period to September 30, 2012 and the remaining balance repaid in the period to September 30, 2013.

Borrowings

	December 31, 2011	September 30, 2012	September 30, 2013	September 30, 2014
	£m	£m	£m	£m
Loans due to Related Parties—back to back with bond issue	—	—	16.1	15.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Payable to Related Party

	December 31, 2011	September 30, 2012	September 30, 2013	September 30, 2014
	£m	£m	£m	£m
Loans	22.3	107.7	147.4	146.9
Dividends	62.6	62.4	—	—
Other group transactions	126.3	93.1	—	—

Payable to Related Party	211.1	263.2	147.4	146.9

Loans comprise long term loans from Liongem Sweden 1 AB, Findus Treasury Limited and other entities, which are all within the Residual Findus Group in Sweden and the UK. The breakdown of the carrying amount as of September 30, 2014 and the main terms are disclosed below:

Loan issuer	Currency	Carrying value in £m	Interest rate
Liongem Sweden 1 AB	EUR	88.7	15.05%
Findus Treasury Limited	SEK	57.2	9.2%
Others	GBP	1.0	Various

Loans		146.9

All these loans are repayable on demand.

In the period ended September 30, 2014, dividends, declared in prior periods, and other group transactions totalling £8.3 million (2013: £156.0 million; 2012: £33.2 million) were paid to the Residual Findus Group.

27.	Overseas Group subsidiaries

The direct and indirect subsidiaries of FSAB are as follows:

	Activity	Country of incorporation	Class of shares held	Ownership 2014, 2013, 2012 and 2011
Direct investments
Findus Belgium BVBA	Trading	Belgium	Ordinary	100%
Findus Danmark AS	Trading	Denmark	Ordinary	100%
Findus Management & Services Ltd	Non-trading	England	Ordinary	100%
Findus Finland OY	Trading	Finland	Ordinary	100%
Findus Holdings France SAS (1)	Holding	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Frionor Sverige AB (1)	Trading	Sweden	Ordinary	100%
Foodvest International AB (1)	Holding	Sweden	Ordinary	100%
Sudnif S.A.	Non-trading	Switzerland	Ordinary	100%
Findus Deutschland GmbH	Non-trading	Germany	Ordinary	100%
Indirect investments
Findus France SAS (1)	Trading	France	Ordinary	100%
Findus Services SAS	Non-trading	France	Ordinary	100%
Lion/Gem Norway 1 AS (1)	Holding	Norway	Ordinary	100%
Findus Norge Holdings AS (1)	Holding	Norway	Ordinary	100%
Findus Norge AS (1)	Trading	Norway	Ordinary	100%
Findus Thailand Ltd	Non-trading	Thailand	Ordinary	100%

(1)	guarantors of the Senior Secured Notes 2018 discussed in Note 26

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

28.	Events after the balance sheet date

On December 23, 2014, the Overseas Group entered into an agreement to acquire the La Cocinera frozen food business in Spain, with an annual revenue of approximately EUR 30.0 million (£21.8 million). The consideration, which is for deferred for 5 years, comprises an undiscounted potential amount of up to EUR 9.2 million (£6.7 million), with an outcome that is linked to the performance of the business over the first 5 years from completion. Completion occurred on April 1, 2015. As of the date of authorisation for issue of these consolidated carve-out financial statements, the Overseas Group has not completed the initial accounting for a business combination and consequently the following could not be calculated:

•	The fair value of the consideration to be paid;

•	The fair value of the assets and liabilities to be acquired; and

•	The amount of goodwill arising from the transaction.

On August 13, 2015, Lion Gem Sweden 1 AB, the parent company of FSAB, entered into an option agreement for Nomad to acquire the Overseas Group for £500.0 million. The transaction, which is subject to works council consultations in France and other customary closing conditions, is expected to close in the fourth calendar quarter of 2015.

Findus Sverige AB

Condensed Consolidated Carve-out Statements of Income

for the nine months ended 27 June 2015 and 28 June 2014

		Nine months ended
	Note	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Revenue	4	350.0	387.0
Cost of sales		(270.9)	(297.6)

Gross profit		79.1	89.4
Other operating expenses		(54.4)	(63.2)

Operating profit		24.7	26.2

Finance income	6	4.0	3.9
Finance costs	6	(17.3)	(19.3)

Net financing cost		(13.3)	(15.4)

Profit before taxation		11.4	10.8

Taxation		(3.2)	(2.3)

Profit for the period		8.2	8.5

Attributable to:
Owners of the Parent Company		8.2	8.5

The accompanying Notes 1 to 16 are an integral part of these condensed consolidated carve-out interim financial statements.

Findus Sverige AB

Condensed Consolidated Carve-out Statements of Comprehensive Income

for the nine months ended 27 June 2015 and 28 June 2014

	Nine months ended
	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Profit for the period	8.2	8.5

Other comprehensive income / (loss):
Actuarial gains / (losses) on defined benefit pension plans	0.7	(3.4)
Taxation (charge) / credit on remeasurement of defined benefit pension plans	(0.1)	0.7

Items not reclassified to profit or loss	0.6	(2.7)

Currency translation differences	(45.3)	(15.0)

Items that may be subsequently reclassified to profit or loss	(45.3)	(15.0)

Other comprehensive loss for the period, net of tax	(44.7)	(17.7)

Total comprehensive loss for the period	(36.5)	(9.2)

Attributable to:
Owners of the Parent Company	(36.5)	(9.2)

The accompanying Notes 1 to 16 are an integral part of these condensed consolidated carve-out interim financial statements.

Findus Sverige AB

Condensed Consolidated Carve-out Statements of Changes in Net Parent Investment for the nine months ended 27 June 2015 and 28 June 2014

Total £m
Balance at 30 September 2014 (audited)	346.2

Profit for the period	8.2
Other comprehensive income for the period	0.6
Translation differences	(45.3)

Total comprehensive loss for the period	(36.5)
Net transfers from Parent	10.4

Balance at 27 June 2015 (unaudited)	320.1

Balance at 30 September 2013 (audited)	372.2

Profit for the period	8.5
Other comprehensive loss for the period	(2.7)
Translation differences	(15.0)

Total comprehensive loss for the period	(9.2)
Net transfers to Parent	(14.6)

Balance at 28 June 2014 (unaudited)	348.4

The accompanying Notes 1 to 16 are an integral part of these condensed consolidated carve-out interim financial statements.

Findus Sverige AB

Condensed Consolidated Carve-out Statements of Financial Position

as of 27 June 2015 and 30 September 2014

	Note	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Non-current assets
Intangible assets	9	293.4	328.7
Property, plant and equipment	8	83.3	79.5
Deferred tax assets		10.7	11.9

Total non-current assets		387.4	420.1

Current assets
Inventories		64.2	68.3
Biological assets	10	2.3	—
Trade and other receivables		76.2	84.9
Income tax receivable		1.0	4.0
Derivative financial instruments	13	0.3	—
Cash and cash equivalents		125.8	131.8

Total current assets		269.8	289.0

Total assets		657.2	709.1

Non-current liabilities
Loans and borrowings	11	16.7	18.0
Employee benefits	12	44.2	49.1
Deferred tax liabilities		3.3	5.6
Trade and other payables	15	1.4	—
Provisions		1.0	0.7

Total non-current liabilities		66.6	73.4

Current liabilities
Trade and other payables		119.5	137.9
Payable to Related Party	14	145.1	146.9
Income tax payable		3.6	3.0
Loans and borrowings	11	0.4	0.5
Derivative financial instruments	13	0.7	—
Provisions		1.2	1.2

Total current liabilities		270.5	289.5

Total liabilities		337.1	362.9

Net assets		320.1	346.2

Net Parent Investment
Net Parent Investment		320.1	346.2

The accompanying Notes 1 to 16 are an integral part of these condensed consolidated carve-out interim financial statements.

Findus Sverige AB

Condensed Consolidated Carve-out Statements of Cash Flows

for the nine months ended 27 June 2015 and 28 June 2014

		Nine months ended
	Note	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Cash generated from operating activities
Cash generated from operations		27.4	29.9
Income tax paid		(1.2)	(0.8)

Net cash generated from operating activities		26.2	29.1

Cash flows from investing activities
Purchase of property, plant and equipment		(12.9)	(10.4)
Purchase of intangible assets		(0.5)	(2.0)

Net cash used in investing activities		(13.4)	(12.4)

Cash flows from financing activities
Repayment of loans from Related Parties		—	(2.5)
Proceeds from loans to Related Parties		—	2.0
Interest paid		(4.2)	(4.3)
Interest received		4.0	3.9

Net cash used in financing activities		(0.2)	(0.9)

Net increase in cash and cash equivalents		12.6	15.8
Cash and cash equivalents at beginning of period		131.8	114.8
Exchange rate losses on cash and cash equivalents		(18.6)	(8.5)

Cash and cash equivalents at end of period		125.8	122.1

Non-cash investing activities
Acquisition of La Cocinera frozen food business	15	(0.3)	—

The accompanying Notes 1 to 16 are an integral part of these condensed consolidated carve-out interim financial statements.

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements

1.	Company information

Lion/Gem Luxembourg 3 S.a.r.l (the “ParentCo”) is a Luxembourg company incorporated under the laws of Luxembourg having its registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg. ParentCo and its subsidiaries (the “Findus Group”) are active in the food manufacturing industry. ParentCo is the parent company of Findus in the Nordics, Young’s Seafood Limited in the UK (the “UK business”) and Findus in Southern Europe. A wholly-owned subsidiary of ParentCo, Findus Sverige AB (“FSAB”) is a Swedish company incorporated under the laws of Sweden having its registered office at Billesholmsvägen 4, 267 81 Bjuv, Sweden. FSAB and its subsidiaries (the “Overseas Group” or “FSAB Group”) are the leading frozen food business in Sweden, Norway and Finland in the Nordic region, and a leading frozen food business in France with activities also in Spain and Belgium.

The ultimate controlling entity of the Overseas Group is Marlin 1 Limited.

Nomad Foods Limited (“Nomad” or the “Buyer”) is the holding company for the Iglo Group (“Iglo”), a leading frozen food producer in Europe with operations in 10 countries and a specific focus on markets in the United Kingdom, Germany and Italy. On 13 August 2015, Nomad announced that it entered into an option agreement to acquire the FSAB Group for approximately £500 million from Lion Gem Sweden 1 AB, the parent company of FSAB. The deal is structured to be a legal entity purchase of FSAB, giving it control over all the assets, liabilities, Intellectual Property (“IP”), operations and employees within the Overseas Group. The Findus Group excluding the Overseas Group business is referred to below as the “Residual Findus Group”.

2.	Basis of preparation and accounting policies

Basis of preparation

The condensed consolidated carve-out interim financial statements were approved for issue by the Chief Financial Officer of the Findus Group, who has authority on behalf of the Board of Directors of FSAB, on 23 September 2015.

These condensed consolidated carve-out interim financial statements have been prepared on a standalone basis and are derived from ParentCo’s consolidated financial statements and accounting records. The condensed consolidated carve-out interim financial statements reflect the Overseas Group’s financial position, results of operations, changes in net parent investment and cash flows prepared in accordance with IAS 34 “Interim Financial Reporting”. They should be read in conjunction with the Overseas Group’s audited consolidated carve-out financial statements for the year ended 30 September 2014 which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations, collectively ‘IFRS’. The Overseas Group’s condensed consolidated carve-out interim financial statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Overseas Group been a separate entity or future results in respect of the Overseas Group as it will exist upon completion of the transaction.

The condensed consolidated carve-out interim financial statements of the Overseas Group include expenses which were recharged from the Residual Findus Group under management services agreements for certain functions, including general corporate expenses related to corporate strategy, procurement, group finance, Information Technology (“IT”), Human Resources (“HR”), legal and supply chain. These recharges have been made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount, revenue or a measure of Earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA). In the nine-month period ended 27 June 2015, £3.3 million (2014: £3.3 million) has been recharged to

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

the Overseas Group and presented within ‘Other operating expenses’ in the statement of income. Management believes the expense allocation methodology and results are reasonable and consistently applied for the periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future.

The Overseas Group generates brand royalty fees from transactions with the Residual Findus Group, as disclosed in Note 14.

The Residual Findus Group has a central treasury department which enters into derivatives contracts as instructed by the various Overseas Group operating companies to manage their foreign exchange risks relating to their raw materials acquisitions. Prior to and for the fiscal year ended 30 September 2014, these derivative contracts, as requested by the local operating companies, were often bundled together to manage the foreign exchange risks across the Findus Group. As the contracts were bundled and entered into centrally, the Overseas Group did not have the ability to specifically identify those derivative contracts that were or were not directly attributable to the Overseas Group. As a result the Overseas Group’s consolidated carve-out financial statements for the year ended 30 September 2014 did not include the derivative assets/liabilities or gains/losses resulting from those contracts.

From 1 October 2014, the Residual Findus Group started entering into and tracking the derivatives contracts separately for each request from the Overseas Group operating companies. As a result the Overseas Group is able to specifically identify those derivative contracts that are or are not directly attributable to the Overseas Group. The Overseas Group’s consolidated carve-out financial statements include the derivative assets/liabilities and gains/losses resulting from those contracts for the nine months ended 27 June 2015, see Note 13.

The condensed consolidated carve-out interim financial statements have been reviewed not audited.

Accounting policies

The accounting policies adopted are consistent with those of the consolidated carve-out financial statements of the Overseas Group for the year ended 30 September 2014, except for the following:

a)	Taxation

Taxes on income in the interim period are accrued using the effective tax rate estimated for the full financial year.

b)	Financial instruments

i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the statement of income. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of income within Other operating expenses in the period in which they arise.

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

ii)	Derivative financial instruments

Derivative financial instruments are recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, all changes in its fair value are recognised immediately in the statement of income. The Overseas Group does not apply hedge accounting.

The principal exchange rates against sterling (GBP) used in these condensed consolidated carve-out interim financial statements are as follows:

	Swedish Krona (SEK)	Norwegian Krone (NOK)	Euro (EUR)
Closing as at 30 September 2013	10.3580	9.7191	1.1974
Average nine months ended 28 June 2014	10.7661	9.9785	1.2072
Closing as at 28 June 2014	11.5067	10.4343	1.2505
Closing as at 30 September 2014	11.7584	10.4406	1.2861
Average nine months ended 27 June 2015	12.3568	11.4060	1.3250
Closing as at 27 June 2015	13.0049	12.2727	1.4055

There are no new accounting standards which have a material impact on these condensed consolidated carve-out interim financial statements.

The Overseas Group does not experience any significant seasonal or cyclical variation in its financial performance during the year.

3.	Accounting estimates

The key sources of estimation uncertainty in these condensed consolidated carve-out interim financial statements are the same as those applied in the consolidated carve-out financial statements of the Overseas Group for the year ended 30 September 2014, except for the following.

a)	Employee benefit obligation

A significant number of estimates are required to calculate the fair value of the retirement benefit obligation at year end. Amongst them, there has been a decrease in the discount rate used in the calculation of the defined benefit obligation in Sweden, from 3.25% as of 30 September 2014 to 2.8% as of 27 June 2015.

b)	Income tax

The income tax expense and the provision for income taxes for the nine-month periods to 27 June 2015 and 28 June 2014 have been determined based on an estimate of the likely effective tax rate for the full financial year, see Note 7.

c)	Biological assets

Estimates and judgements in determining the fair value of biological assets relate to determining plantation yields, the unprocessed harvested product prices and the discount rates. These estimates and judgements are disclosed in Note 10.

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

4.	Segment reporting

There have been no changes in the basis of segmentation or in the basis of measurement of segment profit or loss.

Adjusted EBITDA

Adjusted earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA) excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments when the impairment is the result of an isolated, non-recurring event.

Interest income and finance cost are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of the Findus Group as a whole.

Segment Adjusted EBITDA

		Nine months ended
	Note	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Sweden		12.2	14.0
Norway		8.8	13.0
France		10.5	10.2
Other		3.8	3.2
Central / Unallocated		(0.9)	(1.0)

Total segment Adjusted EBITDA		34.4	39.4

Exceptional items	5	(0.8)	(3.0)
Depreciation of property, plant and equipment	8	(7.9)	(9.2)
Amortisation / Impairment of intangible assets	9	(1.0)	(1.0)

Operating profit		24.7	26.2
Net financing costs	6	(13.3)	(15.4)

Profit before taxation		11.4	10.8

Segment revenue

For the nine months ended 27 June 2015 (unaudited)	Total segment revenue £m	Inter-segment revenue £m	Total segment external revenue £m
Sweden	149.3	(21.9)	127.4
Norway	75.4	(0.2)	75.2
France	92.9	(8.2)	84.7
Other	62.8	(0.1)	62.7

Total segment revenue	380.4	(30.4)	350.0

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

For the nine months ended 28 June 2014 (unaudited)	Total segment revenue £m	Inter-segment revenue £m	Total segment external revenue £m
Sweden	171.5	(23.9)	147.6
Norway	94.1	(0.2)	93.9
France	97.0	(9.4)	87.6
Other	58.0	(0.1)	57.9

Total segment revenue	420.6	(33.6)	387.0

The CODM is not provided with information about inter-segment revenues.

No information on segment assets or liabilities is presented to the CODM.

Revenues of approximately £83.7 million (2014: £98.2 million) are derived from two external customers. These revenues are attributable to the Sweden and Norway operating segments.

Non-current assets by geography

	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Sweden	141.9	150.9
Norway	130.0	153.2
France	90.1	93.3
Other	25.4	22.7

Total non-current assets by geography	387.4	420.1

5.	Exceptional items

Exceptional items are made up as follows:

	Nine months ended
	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Restructuring costs	(5.4)	(1.8)
Manufacturing rationalisation	(1.3)	(1.2)
Emissions permit penalty	(1.3)	—
Gain on bargain purchase	7.2	—

Exceptional items	(0.8)	(3.0)

In the nine-month period to 27 June 2015 and the nine-month period to 28 June 2014, Exceptional items included manufacturing rationalisation and further restructuring of operations in Sweden, France and other countries.

In the nine-month period to 27 June 2015, the Overseas Group recognised a loss related to an emissions permit penalty in Sweden and recorded a gain on the bargain purchase of La Cocinera frozen food business for £8.4 million, partially offset by acquisition costs incurred for £1.2 million (see Note 15).

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

6.	Finance income and costs

	Nine months ended
	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Other interest income	4.0	3.9

Finance income	4.0	3.9

Interest payable on bank loans, borrowings and overdrafts	(8.2)	(9.1)
Pension finance expense (Note 12)	(1.1)	(1.3)
Foreign exchange losses	(8.0)	(8.9)

Finance costs	(17.3)	(19.3)

Net financing costs	(13.3)	(15.4)

7.	Taxation

Income tax expense for the nine-month periods to 27 June 2015 and 28 June 2014 is recognised based on an estimate of the likely effective tax rate for the full financial year. The estimated average annual tax rate used for the year to 30 September 2015 is 28% (2014: 21%).

8.	Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Total £m
Net book value at 30 September 2014 (audited)	14.1	65.4	79.5

Additions	0.5	12.7	13.2
Assets acquired through business combination (Note 15)	—	4.7	4.7
Depreciation charge for the period	(0.8)	(7.1)	(7.9)
Effect of movements in foreign exchange	(1.5)	(4.7)	(6.2)

Net book value at 27 June 2015 (unaudited)	12.3	71.0	83.3

9.	Intangible assets

	Goodwill £m	Brands £m	Development costs £m	Total £m
Net book value at 30 September 2014 (audited)	318.3	7.7	2.7	328.7

Additions	—	—	0.5	0.5
Assets acquired through business combination (Note 15)	—	2.6	—	2.6
Amortisation for the period	—	(0.6)	(0.4)	(1.0)
Effect of movements in foreign exchange	(37.1)	(0.3)	—	(37.4)

Net book value at 27 June 2015 (unaudited)	281.2	9.4	2.8	293.4

The gross amount of goodwill as at 27 June 2015 is £575.9 million (30 September 2014: £650.3 million) and the accumulated impairment losses are £294.7 million (30 September 2014: £332.0 million).

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

10.	Biological assets

£m
Net book value at 30 September 2014 (audited)	—
Increase due to purchases	1.7
Changes in fair value due to biological transformation	0.6

Net book value at 27 June 2015 (unaudited)	2.3

In the nine-month period ended 27 June 2015, a gain of £0.6 million (2014: £0.6 million) relating to changes in fair value due to biological transformation was recognised in ‘Other operating expenses’ in the statement of income.

27 June 2015 Unaudited £m
Pea plantations at fair value less cost to sale	2.1
Other biological assets	0.2

Total biological assets	2.3

As at 27 June 2015, the Overseas Group had 8,400 hectares of peas (30 September 2014: nil).

During the nine-month period to 27 June 2015, the Overseas Group has not harvested any peas (28 June 2014: 4,230 hectares harvested). Peas are generally harvested in August or September.

Harvested peas are transferred to inventory at fair value when harvested.

The Level 3 fair value of the pea plantations at 27 June 2015 is £2.1 million (30 September 2014: nil).

The fair value of the pea plantations is determined using a discounted cash flow model based on the expected yield, the market price of crude harvested peas and after allowing for harvesting costs and other costs yet to be incurred in getting peas to maturity. The following unobservable inputs were used to measure the Overseas Group’s pea plantations:

Valuation technique	Unobservable inputs	Range of unobservable inputs	Relationship of unobservable inputs to fair value
Discounted cash flows	Peas yield—tonnes per hectare	8.87 tonnes per hectare	The higher the peas yield, the higher the fair value

	Harvested peas price	£290 per tonne	The higher the market price, the higher the fair value

	Discount rate	9.0%	The higher the discount rate, the lower the fair value

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

11.	Loans and borrowings

The loans and borrowings due by the Overseas Group are as follows:

	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Current liabilities
Finance leases	0.4	0.5

Total due in less than one year	0.4	0.5

Non-current liabilities
Loans due to Related Parties—back to back with bond issue (Note 14)	15.3	15.8
Finance leases	1.4	2.2

Total due after more than one year	16.7	18.0

Total borrowings	17.1	18.5

12.	Defined benefit plans

The Overseas Group operates defined benefit pension plans in Sweden, Norway and France as well as various defined contribution plans. The defined benefit pension plans are partially funded in Norway and unfunded in Sweden and France as is the norm in these countries.

The amount included in the Statement of Financial Position arising from the Overseas Group’s obligations in respect of its defined benefit retirement plans is as follows:

	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Present value of unfunded defined benefit obligations	44.2	49.1
Present value of funded defined benefit obligations	—	0.8

Subtotal present value of defined benefit obligations	44.2	49.9

Fair value of plan assets	—	(0.8)

Recognised liability for defined benefit obligations	44.2	49.1

Expenses recognised in respect of the defined benefit plans in the statement of income are as follows:

	Nine months ended
	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Current service cost	(0.6)	(0.7)
Settlement and Curtailments	—	2.1
Interest on defined benefit pension plan obligation	(1.1)	(1.3)

Total	(1.7)	0.1

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

13.	Financial risk management

Overseas Group financial risk factors

The Overseas Group’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

The condensed consolidated carve-out interim financial statements do not include all financial risk management information and disclosures and they should be read in conjunction with the consolidated carve-out financial statements of the Overseas Group for the year ended 30 September 2014.

There have been no changes in any risk management policies since the year ended 30 September 2014.

Fair value estimations

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);

-	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the Overseas Group’s financial assets and liabilities that are measured at fair value:

As at 27 June 2015 (unaudited)	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Biological assets	—	—	2.3	2.3
Trading derivatives	—	0.3	—	0.3

Total assets	—	0.3	2.3	2.6

Trading derivatives	—	(0.7)	—	(0.7)

Total liabilities	—	(0.7)	—	(0.7)

(a)	Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Overseas Group is the current bid price.

(b)	Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

Financial instruments included in Level 2 comprise currency forward contracts. The fair value of these derivative instruments is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

For trading derivatives at fair value through profit or loss, a charge of £0.4 million (2014: nil) was included within ‘Other operating expenses’ in the statement of income.

(c)	Financial instruments in Level 3

Biological assets fair value disclosure is included in Note 10.

The carrying value of the other financial instruments is a reasonable approximation of their fair value.

14.	Related parties

Related party transactions

The main transactions between the Overseas Group and the Residual Findus Group for the nine-month periods ended 27 June 2015 and 28 June 2014 are as follows:

	Nine months ended
	27 June 2015 Unaudited £m	28 June 2014 Unaudited £m
Brand royalty fees	0.1	0.1

Income	0.1	0.1

Cost of sales	(3.1)	(4.3)
Management service charges	(3.3)	(3.3)

Expenses	(6.4)	(7.6)

Finance costs	(3.8)	(0.9)

Related party trade accounts payable and receivable

Related party trade accounts payable and receivable have been included in the trade accounts payable and receivable line items in the statement of financial position.

	Accounts payable £m	Accounts receivable £m
Balance at 27 June 2015 (unaudited)	1.3	0.1
Balance at 30 September 2014 (audited)	0.8	0.1

Borrowings

	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Loans due to Related Parties—back to back with bond issue (Note 11)	15.3	15.8

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

Payable to Related Party

	27 June 2015 Unaudited £m	30 September 2014 Audited £m
Loans	145.1	146.9

Payable to Related Party	145.1	146.9

There has been no change in the terms of the Loans from Related Party since 30 September 2014.

15.	Business combination

Acquisition of La Cocinera frozen food business

On 23 December 2014, the Overseas Group entered into an agreement to acquire the La Cocinera frozen food business in Spain, with annual revenue of approximately EUR 30.0 million (£23.0 million) in 2014. Completion occurred on 1 April 2015.

As a result of the acquisition the Overseas Group is expected to increase its presence in the Spanish market.

Management have provisionally calculated the fair value of the consideration payable for the La Cocinera business and the fair value of assets acquired and liabilities assumed at the acquisition date for the purpose of these interim financial statements. These calculations are not final and indicate a gain on a bargain purchase. Management are still engaging with third party valuers to assess the identification of the acquiree’s identifiable assets and liabilities and review the measurement of: i) all of the identified assets and liabilities and ii) the consideration. Hence these provisional figures may be subject to adjustment in the Overseas Group’s audited consolidated carve-out financial statements for the year ended 30 September 2015. The following table summarises management’s provisional calculations.

Consideration at 1 April 2015	£m
Consideration
Contingent consideration payable	1.4
Contingent consideration receivable	(1.1)

Total consideration	0.3

Recognised amounts of identifiable assets acquired and liabilities assumed
Provisional fair value
Plant and machinery	4.7
Brand name	2.6
Inventory	2.0
Deferred tax liability	(0.6)

Fair value of assets and liabilities assumed	8.7

Gain on bargain purchase	(8.4)

Total	0.3

The entire consideration payable agreed between the Overseas Group and the seller will only be paid if specified future events occur or conditions are met. The potential undiscounted amount of all future payments that the group could be required to make under this arrangement is between £nil and £5.6 million, and the amount

Findus Sverige AB

Notes to the Condensed Consolidated Carve-out Interim Financial Statements (continued)

payable depends on the business reaching certain production volumes and certain fixed cost of overheads per kilogram over a specific period of time. Any amounts payable under the above are deferred for 5 years from the acquisition date. The fair value of the contingent consideration payable of £1.4 million was estimated by use of a discounted cash flow model taking into consideration probability weighted outcomes of various reasonably possible scenarios. The fair value estimate is based on a discount rate of 9.5%.

The business acquired does not include an IT system necessary to operate the La Cocinera business. The contingent consideration receivable disclosed above is the entitlement of the Overseas Group to receive reimbursement from the seller, for up to a maximum undiscounted amount of £1.1 million, for potential future expenditure to be incurred by the Overseas Group in establishing a standalone IT system. The potential future contingent consideration receivable is between £nil and £1.1 million, and depends on the actual expenditures of the Overseas Group to establish the IT system. This amount has not been discounted and has been classified as current since it is expected to be collected within the year.

The process of fair valuing the purchase consideration to be paid and the net assets that were acquired in the purchase of the La Cocinera business from Nestlé on 1 April 2015 has given rise to a gain on a bargain purchase of £8.4 million which has been recognised within ‘Other operating expenses’ in the statement of income. The acquisition of the business was conducted on an arms-length basis between two independent parties, and the price reflects the values attributed to the business by the two parties. The operations of the business acquired have in the past suffered from a lack of volumes and some inefficiencies, which put a question to the seller over its long term viability. Management plans to rectify the economics of the factory by making rationalisations and increasing volumes, but the outcome of this is not certain. Management considers that the gain on a bargain purchase arising reflects potential future losses associated with risks as to the future success of the business operations. These potential future losses do not meet the definition of a liability under IFRS and so cannot be recognised or reflected in the purchase accounting.

Acquisition related costs of £1.2 million have been recognised in ‘Other operating expenses’ in the statement of income in the period ended 27 June 2015.

The revenue contributed in the statement of income by the La Cocinera business since 1 April 2015 was £nil, as all revenue from the La Cocinera business is inter-company. Adjusted EBITDA contributed was £(1.1) million. Had the La Cocinera business been consolidated from 1 October 2014, the statement of income would show pro-forma revenue of £362.2 million and Adjusted EBITDA of £33.9 million.

16.	Events after the balance sheet date

On 13 August 2015, Lion Gem Sweden 1 AB, the parent company of FSAB, entered into an option agreement for Nomad to acquire the Overseas Group for approximately £500.0 million. The transaction, which is subject to works council consultations in France and other customary closing conditions, is expected to close in the fourth calendar quarter of 2015.

            Ordinary Shares

PROSPECTUS

                    , 2015

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Memorandum and Articles of Association provides that we shall indemnify any of our directors, officers or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits. If such person provides an undertaking to repay expense advances under certain circumstances, we shall pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, such person is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by such person in connection with the proceedings. We are required to indemnify a director or officer only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

We have entered into Letter of Appointments with our directors pursuant to which we agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Item 7. Recent Sales of Unregistered Securities

On April 1, 2014, we issued two Founder Preferred Shares, one to Toms Acquisition I LLC and one to Mariposa Acquisition II, LLC (collectively, the “Founders Entities”) at a price of $10.00 per share. We issued these shares in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

On April 15, 2014, we completed an underwritten public offering of 48,500,000 of our ordinary shares in the United Kingdom, at a price of $10.00 per share led by Barclays Bank plc and Citigroup Global Markets Limited and exempt from registration in the United States under Section 4(a)(2) and outside the United States under Regulation S under the Securities Act. The aggregate offering amount was $485,000,000 and the aggregate underwriting discount was 1.5% of the aggregate offering price. Purchasers in the April 2014 offering also received warrants (the “Warrants”) to subscribe for our ordinary shares on the basis of one warrant per ordinary share were also issued to purchasers in the April 2014 offering. The Warrants were exercisable on the basis of three warrants per ordinary share at an exercise price of $11.50 (which was subsequently reduced to $10.50) per whole ordinary share.

In connection with the April 2014 offering, we issued (i) 1,499,998 Founder Preferred Shares to the Founder Entities for $10.00 per ordinary share in reliance on the exemption(s) from registration provided by Section 4(a)(2) of the Securities Act and (ii) 25,000 ordinary shares to our independent directors for $10.00 per ordinary share in reliance on the exemption(s) from registration provided by Regulation S under the Securities Act.

In May 2015, we issued 75,666,669 of our ordinary shares in a private placement to certain institutional investors at a price of $10.50 per ordinary share in reliance on the exemption(s) from registration provided by Section 4(a)(2) of the Securities Act.

Between May and June 2015, we issued an aggregate of 16,673,307 ordinary shares pursuant to the exercise of the Warrants. We relied on the exemption(s) from registration provided by Section 4(a)(2) of the Securities Act. There are no Warrants currently outstanding.

On June 1, 2015, we issued 13,743,094 ordinary shares to Birds Eye Iglo Limited Partnership Inc in connection with the Iglo Acquisition. We relied on the exemption(s) from registration provided by Section 4(a)(2) of the Securities Act.

On July 14, 2015, we completed an underwritten offering of 15,445,346 ordinary shares at a per share price of $20.75 per ordinary share led by UBS Limited, Barclays Bank PLC and Credit Suisse Securities (Europe) Limited and exempt from registration in the United States under Section 4(a)(2) and outside the United States under Regulation S under the Securities Act. The aggregate offering amount was $320,000,000 and the aggregate underwriting discount was 1.5%.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit Description	Previously Filed	To be Filed by Amendment

2.1	Share Purchase Agreement, dated as of April 20, 2015, between Nomad Holdings Limited and Birds Eye Iglo Limited Partnership Inc.	X

2.2	Option Agreement, dated as of August 13, 2015, between Iglo Foods Holdings Limited and Liongem Sweden 1 AB	X

3.1	Amended and Restated Memorandum and Articles of Association	X

4.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	X

4.2	Indenture dated as of July 17, 2014 among Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsch Bank Luxembourg S.A., and Credit Suisse AG, London Branch and certain Iglo entities named therein	X

5.1	Opinion of Ogier		X

10.1	Amendment and Restatement Agreement Relating to a Senior Facilities Agreement dated as of July 3, 2014, as amended and restated on May 6, 2015 among Iglo Foods Midco Limited, Credit Suisse AG, London Branch, Barclays Bank PLC and UBS Limited.	X

10.2	Nomad Foods Limited Long-Term 2015 Incentive Plan†	X

10.3	Services Agreement between Nomad Foods Limited and Stéfan Descheemaeker †	X

10.4	Contract of Employment, dated as of [●], between Nomad Foods Limited and Paul Kenyon†		X

10.5	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC	X

10.6	Placing Agreement, dated as of April 10, 2014, among Nomad Holdings Limited, the Directors thereof, Toms Acquisition I LLC, Mariposa Acquisition II, LLC, Barclays Bank PLC and Citigroup Global Markets Limited.	X

21.1	List of Significant Subsidiaries	X

23.1	Consent of PricewaterhouseCoopers LLP		X

23.2	Consent of PricewaterhouseCoopers LLP		X

23.3	Consent of Ogier		X

24	Power of attorney (included on signature page)		X

†	Management contract or compensatory plan or arrangement

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on [●], 2015

NOMAD FOODS LIMITED

By:
Name:	Stéfan Descheemacker
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Stéfan Descheemacker and Paul Kenyon,and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stéfan Descheemacker	(Principal Executive Officer and Director)	[●], 2015

Paul Kenyon	(Principal Financial Officer and Principal Accounting Officer and Director)	[●], 2015

Martin E. Franklin	Director	[●], 2015

Noam Gottesman	Director	[●], 2015

Lord Myners of Truro CBE	Director	[●], 2015

Alun Cathcart	Director	[●], 2015

John Coyle	Director	[●], 2015

Signature	Title	Date

Brian Welch	Director	[●], 2015

James E. Lillie	Director	[●], 2015

Elio Leoni Sceti	Director	[●], 2015

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, this Registration Statement on Form F-1 has been signed on behalf of the Registrant by the undersigned, solely in its capacity as the duly authorized representatives of the Registrant in the United States, on [●], 2015.

By:	/s/
Name: